As filed with the Securities and Exchange Commission on August 21, 1997
                           Registration Nos. 333-9745
                                  No. 811-07753
     ----------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549
      ---------------------------------------------------------------------

                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |_|
                        Pre-Effective Amendment No. 1 |X|
                        Post-Effective Amendment No. |_|
                                       and
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |_|
                               Amendment No. 1 |X|

                              SEPARATE ACCOUNT VA-6
                           (Exact Name of Registrant)

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
                               (Name of Depositor)

             101 North Tryon Street, Charlotte, North Carolina 28202
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including Area Code: (704) 344-2700

Name and Address of Agent for Service:                        Copy to:

JAMES W. DEDERER, Esq.                               FREDERICK R. BELLAMY, Esq.
Executive Vice President, General Counsel   Sutherland, Asbill & Brennan, L.L.P.
         and Corporate Secretary                 1275 Pennsylvania Avenue, N.W.
Transamerica Occidental Life Insurance Company   Washington, D.C. 20004-2404
1150 South Olive Street
Los Angeles, California  90015-2211

                  Approximate date of proposed public offering:
                As soon as practicable after effectiveness of the
                             Registration Statement.

                      Title of securities being registered:
         Interests in a separate account under flexible premium deferred variable annuity contracts.

                       DECLARATION PURSUANT TO RULE 24f-2


Declaration required pursuant to Rule 24f-2 of the Investment Company ACt of 1940: An indefinite amount of securities is being registered by this Registration Statement. The $500 filing fee required by said Rule was paid with initial filing.

                                                -------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495

                    Showing Location in Part A (Prospectus),
             Part B (Statement of Additional Information) and Part C
           of Registration Statement Information Required by Form N-4

                                                          PART A

Item of Form N-4                                              Prospectus Caption
1.   Cover Page...............................................    Cover Page

2.   Definitions..............................................    Definitions

3.   Synopsis.................................................    Summary of this Prospectus; Variable Account Fee Table

4.   Condensed Financial Information..........................    Condensed Financial Information

5.   General
     (a)   Depositor..........................................    Transamerica and the Separate Account
     (b)   Registrant.........................................    Transamerica and the Separate Account
     (c)   Portfolio Company..................................    The Funds
     (d)   Fund Prospectus....................................    The Funds
     (e)   Voting Rights......................................    Voting Rights
     (f)   Administrator......................................    Charges under the Contracts

6.   Deductions and Expenses
     (a)   General............................................    Charges under the Contracts
     (b)   Sales Load %.......................................    Charges under the Contracts
     (c)   Special Purchase Plan..............................    Not Applicable
     (d)   Commissions........................................    Underwriter
     (e)   Fund Expenses......................................    Charges under the Contracts
     (f)   Operating Expenses.................................    Fee Table

7.   Contracts
     (a)   Persons with Rights................................    Description of the Contracts; Surrender of a Contract; Death
                                                                  Benefits; Voting Rights; Ownership
     (b)   (i)   Allocation of Purchase Payments
                 Payments.....................................    Description of the Contracts
           (ii)  Transfers....................................    Transfers
           (iii) Exchanges....................................    Federal Tax Matters
     (c)   Changes............................................    The Funds; Voting Rights

     (d)   Inquiries..........................................    Voting Rights

8.   Annuity Period...........................................    Settlement Payments

9.   Death Benefit............................................    Death Benefits

10.  Purchase and Contract Value
     (a)   Purchases..........................................    Description of the Contracts
     (b)   Valuation..........................................    Description of the Contracts





     (c)   Daily Calculation..................................    Description of the Contracts
     (d)   Underwriter........................................    Underwriter

11.  Redemptions
     (a)   By Contract Owners.................................    Surrender of a Contract
           By Annuitant.......................................    Not Applicable
     (b)   Texas ORP..........................................    Not Applicable
     (c)   Check Delay........................................    Surrender of a Contract
     (d)   Lapse..............................................    Not Applicable
     (e)   Free Look..........................................    Right to Cancel

12.  Taxes....................................................    Federal Tax Matters

13.  Legal Proceedings........................................    Legal Proceedings

14.  Table of Contents for the
     Statement of
     Additional Information...................................    Table of Contents of the Statement of Additional Information


                                                          PART B

Item of Form N-4                                                  Statement of Additional Information Caption

15.  Cover Page...............................................    Cover Page

16.  Table of Contents........................................    Table of Contents

17.  General Information
     and History..............................................    General Information and History

18.  Services
     (a)   Fees and Expenses
           of Registrant......................................    (Prospectus) Variable Account Fee Table; (Prospectus) The
                                      Funds
     (b)   Management Contracts...............................    Not Applicable
     (c)   Custodian..........................................    Safekeeping of Separate Account Assets; Records and
                                     Reports
           Independent Auditors  .............................    Accountants
     (d)   Assets of Registrant...............................    Not Applicable
     (e)   Affiliated Person..................................    Not Applicable
     (f)   Principal Underwriter..............................    The Underwriter

19.  Purchase of Securities
     Being Offered............................................    (Prospectus) Description of the Contracts
     Offering Sales Load......................................    Charges under the Contracts

20.  Underwriters.............................................    The Underwriter
21.  Calculation of Performance
     Data  ...................................................Calculation of Yields and Total Returns
22.  Annuity Payments.........................................    (Prospectus) Settlement Option Payments
23.  Financial Statements.....................................    Financial Statements








                                                PART C -- OTHER INFORMATION

Item of Form N-4                                                  Part C Caption

24.  Financial Statements
     and Exhibits
     (a)   Financial Statements...............................    Financial Statements
     (b)   Exhibits...........................................    Exhibits

25.  Directors and Officers of
     the Depositor............................................    Directors and Officers of the Depositor

26.  Persons Controlled By or Under Common Control
     with the Depositor or Registrant ........................    Persons Controlled By or Under Common Control with the
                                                                  Depositor or Registrant

27.  Number of Contract Owners................................    Number of Contract Owners

28.  Indemnification..........................................    Indemnification

29.  Principal Underwriters...................................    Principal Underwriter

30.  Location of Accounts
     and Records..............................................    Location of Accounts and Records

31.  Management Services......................................    Management Services

32.  Undertakings.............................................    Undertakings

     Signature Page...........................................    Signature Page




                                     [LOGO]


                                 PROSPECTUS FOR

                    TRANSAMERICA PROPRIETARY VARIABLE ANNUITY

                          A Variable Annuity Issued by
                           Transamerica Life Insurance
                               and Annuity Company

                         Including Fund Prospectuses for


                             Alliance Premier Growth
                               MFS Emerging Growth
                           Oppenheimer Capital Managed
                        Oppenheimer Capital Value Equity
                             Transamerica VIF Growth
                          Transamerica VIF Money Market





                                                    _______, 1997

                          PROPRIETARY VARIABLE ANNUITY
                  A Flexible Premium Deferred Variable Annuity

                                    Issued by

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
             401 North Tryon Street, Charlotte, North Carolina 28202

         This prospectus describes the Proprietary Variable Annuity, a variable annuity contract ("contract") issued by Transamerica Life Insurance and Annuity Company (referred to as "Transamerica"). The contract allows you, the owner, to accumulate assets on a tax-deferred basis for retirement and other long-term financial purposes.

         You may direct your purchase payments, as well as any value accumulated under the contract, to one or more variable sub-accounts of Separate Account VA-6 or to the general account options, or to both. The money you place in each variable sub-account will be invested solely in a corresponding mutual fund investment portfolio ("portfolio"). The value of each variable sub-account will vary in accordance with the investment performance of the portfolio in which that variable sub-account invests. You bear the entire investment risk for all assets you place in the variable sub-accounts. This means that, depending on market conditions, the amount you invest in the variable sub-accounts may increase or decline. Currently you may choose among the following six variable sub-accounts:

                             Alliance Premier Growth
                               MFS Emerging Growth
                           Oppenheimer Capital Managed
                        Oppenheimer Capital Value Equity
                             Transamerica VIF Growth
                          Transamerica VIF Money Market

         You may also place your purchase payments or accumulated value in the general account options. We are currently offering two general account options. In one, the fixed account, Transamerica guarantees the return of the amount invested at a specified rate of interest for 12 months. Transamerica will periodically declare the rate of interest applicable to each amount allocated to the fixed account. In the second option, the guarantee period account, Transamerica guarantees the return of the amount invested at a declared rate of interest for a specified guarantee period. Currently, the guarantee periods available are three, five and seven years; there may be a reduction made to the amount of interest credited on amounts withdrawn or transferred before the end of these periods. For both general account options, 3% will be the minimum rate of interest credited.

         This prospectus contains vital information that you should know before investing. You can obtain more information about the contract by requesting a copy of the Statement of Additional Information ("SAI") dated ____ , 1997. The SAI is available free by writing to Transamerica Life Insurance and Annuity Company, Annuity Service Center, P.O. Box 31848, Charlotte, North Carolina 28231-1848 or by calling (800) 258-4260, extension 5560. The current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into this prospectus. The table of contents of the SAI is included at the end of this prospectus.

          These securities have not been approved or disapproved by the
                 Securities and Exchange Commission, nor has the
               Commission passed upon the accuracy or adequacy of
               this prospectus. Any representation to the contrary
                             is a criminal offense.


                   For your own benefit and protection, please
                    read this prospectus carefully before you
                       invest. Keep it on hand for future
                                   reference.
                   The date of this prospectus is ____ , 1997.

         Under the terms of the contract, we promise to pay you a series of monthly settlement option payments. Payments may be for a fixed or a variable amount or a combination of both for the life of the annuitant or for some other period as you select prior to the annuity date.

         On or before the annuity date, you may transfer assets between and among the variable sub-accounts and the general account options. The fixed account has restrictions on certain transfers while transfers from a guarantee period account may be subject to an interest adjustment. After the annuity date, transfers are permitted among the variable sub-accounts only if you elect to receive variable settlement option payments.

         On or before the annuity date, you may elect to withdraw all or a portion of your cash surrender value in exchange for a cash payment. Withdrawals out of the guarantee period account may be subject to an interest adjustment. Withdrawals may be subject to a contingent deferred sales load, certain administrative fees, premium tax charges, federal, state or local income taxes, and/or a tax penalty.

                  This prospectus must be accompanied by current prospectuses for the portfolios.



THIS PROSPECTUS MAY NOT BE OFFERED IN ANY JURISDICTION WHERE SUCH OFFERING IS UNLAWFUL. ANY INFORMATION THAT A DEALER, SALESMAN, OR OTHER PERSON GIVES YOU ABOUT THIS CONTRACT SHOULD BE CONTAINED IN THIS PROSPECTUS. IF YOU RECEIVE ANY INFORMATION ABOUT THE CONTRACT THAT IS NOT CONTAINED IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON THAT INFORMATION.


                  Please note that your investment in the contract:
                  o         is not a bank deposit
                  o         is not federally insured
                  o         is not endorsed by any bank or government agency

Investing in the contract involves certain investment risks, including possible loss of principal.




  This prospectus generally describes only the variable account portion of the contract, except when the general account options are specifically mentioned.

TABLE OF CONTENTS

                                            Page
DEFINITIONS.................................................................

SUMMARY.....................................................................

CONDENSED FINANCIAL INFORMATION.............................................

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND THE VARIABLE ACCOUNT....
         Transamerica Life Insurance and Annuity Company....................
         Published Ratings..................................................
         The Variable Account...............................................

THE PORTFOLIOS..............................................................

THE CONTRACT................................................................

PURCHASE PAYMENTS...........................................................
         Purchase Payments..................................................
         Allocation of Purchase Payments....................................
         Investment Option Limits...........................................

ACCOUNT VALUE...............................................................

TRANSFERS...................................................................
         Before the Annuity Date............................................
         Telephone Transfers................................................
         Possible Restrictions..............................................
         Dollar Cost Averaging..............................................
         After the Annuity Date.............................................

CASH WITHDRAWALS............................................................
         Withdrawals........................................................
         Systematic Withdrawal Option...................................
         Automatic Payment Option (APO).................................

DEATH BENEFIT...........................................................
         Payment of Death Benefit.......................................
         Designation of Beneficiaries...................................
         Death of Annuitant Prior to the Annuity Date...................
         Death After the Annuity Date...................................
         Survival Provision

CHARGES, FEES AND DEDUCTIONS............................................
         Contingent Deferred Sales Load.................................
         Withdrawal of Funds Without Charges............................
         Administrative Charges.........................................
         Mortality and Expense Risk Charge..............................
         Living Benefits Rider Fee......................................
         Premium Tax Charges............................................
         Transfer Fee...................................................
         Other Fees.....................................................
         Taxes..........................................................
         Portfolio Expenses.............................................
         Interest Adjustment............................................
SETTLEMENT OPTION PAYMENTS..............................................
         Annuity Date...................................................
         Settlement Option Payments.....................................
         Election of Settlement Option Forms and Payment Options........
         Payment Options................................................
         Fixed Payment Option................................................
         Variable Payment Option.............................................
         Settlement Option Forms.............................................

FEDERAL TAX MATTERS..........................................................
         Introduction........................................................
         Purchase Payments...................................................
         Taxation of Annuities...............................................
         Qualified Contracts.................................................
         Taxation of Transamerica
         Tax Status of Contract
         Possible Changes in Taxation........................................
         Other Tax Consequences..............................................

PERFORMANCE DATA ............................................................

DISTRIBUTION OF THE CONTRACT.................................................

LEGAL PROCEEDINGS............................................................

LEGAL MATTERS................................................................

ACCOUNTANTS..................................................................

VOTING RIGHTS................................................................

AVAILABLE INFORMATION........................................................

STATEMENT OF ADDITIONAL INFORMATION _ TABLE OF CONTENTS......................

APPENDIX A - THE GENERAL ACCOUNT OPTIONS..................................A-1
         Fixed Account ..................................................A-1
         Guarantee Period Account .......................................A-2

APPENDIX B...............................................................B-1
         Example of Variable Accumulation Unit Value Calculations........B-1
         Example of Variable Annuity Unit Value Calculations.............B-1
         Example of Variable Annuity Payment Calculations................B-1


                  The contract is not available in all states.

DEFINITIONS


Account Value: The sum of the variable accumulated value and the general account options accumulated value.

Annuity Date:  The date on which the annuitization phase of the contract begins.

Cash  Surrender  Value:  The  amount we will pay to the  owner if the  contract is  surrendered  on or before  the
annuity  date.  The cash  surrender  value is  equal  to:  the  account  value;
  less  any  account  fee,  interest
adjustment, contingent deferred sales load, and premium tax charges.

Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

Contract Anniversary:  The anniversary of the contract effective date each year.

Contract Effective Date: The effective date of the contract as shown on the contract.

Contract Year: A 12-month period starting on the contract effective date and ending with the day before the contract anniversary, and each 12-month period thereafter.

Fixed  Account:  An  account  which  credits a rate of  interest  for a period of at least  twelve  months for each
allocation or transfer.

General Account Options Accumulated Value: The total dollar value of all amounts the owner allocates or transfers to any general account options; plus interest credited; less any amounts withdrawn, applicable fees or premium tax charges, or transfers out to the variable account prior to the annuity date.

General  Account  Options:  The fixed account and the  guarantee  period account offered by us to which the owner may allocate purchase payments and transfers.

Guaranteed  Interest Rate: The annual  effective rate of interest after daily compounding  credited to a guarantee
period.

Guarantee Period: The number of years that a guaranteed rate of interest will be credited to a guarantee period.

Guarantee Period Account: An account which credits a guaranteed rate of interest for a specified guarantee periods. There may be several guarantee periods, each with a different guaranteed rate of interest, offered under the guarantee period account.

Portfolio:  The investment  portfolio  underlying each variable sub-account in which we will invest any amounts the
owner allocates to that variable sub-account.

Service Center: Transamerica's Annuity Service Center, at P.O. Box XXXXX, Charlotte, North Carolina 28231-1848, telephone (800) 258-4260.

Status (Qualified and Non-Qualified): The contract has a qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is non-qualified.

Valuation Day: Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation  Period:  The time interval between the closing  (generally 4:00 p.m.
 Eastern Time) of the New York Stock
Exchange on consecutive valuation days.

Variable Account: Separate Account VA-6, a separate account established and maintained by Transamerica for the investment of a portion of its assets pursuant to Section 58-7-95 of the North Carolina Insurance Code. Variable Accumulation Unit: A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable  Accumulated  Value: The total dollar value of all variable accumulation units under this contract prior to the annuity date.

Variable  Sub-Account(s):  One or more  divisions of the variable  account which invests solely in shares of one of the underlying portfolios.

We:  The company, Transamerica.

You:  The owner.

SUMMARY

The Contract

         The Transamerica Proprietary Variable Annuity is a flexible purchase payment deferred annuity that is designed to aid your long-term financial planning and retirement needs. The contract may be used in connection with a retirement plan which qualifies as a retirement program under Sections 403(b) or 408 of the Code, with various types of qualified pension and profit sharing plans under Section 401 of the Code, or with non-qualified plans. Qualified contracts under Code Sections 401 and 403(b) may not be available in all states or in all situations. The contract is issued by Transamerica Life Insurance and Annuity Company ("Transamerica"), an indirect wholly-owned subsidiary of Transamerica Corporation. Its principal office is at 401 North Tryon Street, Charlotte, North Carolina 28202, telephone 704-344-2700.

         This contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used in this prospectus refers to either the individual annuity contract or to a certificate issued under a group annuity contract. The term "owner" refers to the owner of the individual contract or the owner of the certificate, as appropriate.

         Transamerica will establish and maintain an account for each contract. Each owner will receive either an individual annuity contract, or a certificate evidencing the owner's coverage under a group annuity contract. The contract provides that the account value, after certain adjustments, will be applied to a settlement option on a future date you select ("annuity date").

         You may allocate all or portions of your purchase payments to one or more variable sub-accounts or to the general account options.

         The account value prior to the annuity date, except for amounts in the general account options, will vary depending on the investment experience of each of the variable sub-accounts selected by the owner. All benefits and values provided under the contract, when based on the investment experience of the variable account, are variable and are not guaranteed as to dollar amount. Therefore, prior to the annuity date the owner bears the entire investment risk under the contract for amounts allocated to the variable account.

         There is no guaranteed or minimum cash surrender value on amounts allocated to the variable account, so the proceeds of a surrender could be less than the amount invested.

         The initial purchase payment for each contract must be at least $5,000 ($2,000 for contributory IRAs). Generally each additional purchase payment must be at least $1,000, unless an automatic purchase payment plan is selected. See "Purchase Payments" page __.

The Variable Account

         The variable account is a separate account (designated Separate Account VA-6) that is subdivided into variable sub-accounts. See "The Variable Account" page __. Assets of each variable sub-account are invested in a specified mutual fund portfolio ("portfolio"). The variable sub-accounts currently available for investment are:

                             Alliance Premier Growth
                               MFS Emerging Growth
                           Oppenheimer Capital Managed
                        Oppenheimer Capital Value Equity
                             Transamerica VIF Growth
                          Transamerica VIF Money Market


         The portfolios pay their investment advisers and administrators certain fees charged against the assets of each portfolio. The variable accumulated value, if any, of a contract and the amount of any variable settlement option payments will vary to reflect the investment performance of the variable sub-accounts to which amounts have been allocated. Additionally, applicable charges are deducted. See "Charges and Deductions" page __. For more information about the portfolios, see "The Portfolios" page __ and the accompanying portfolios' prospectuses.

General Account Options

         There are two types of general account options - the fixed account and the guaranteed period account. See "The General Account Options" in Appendix A.

         The amounts in the fixed account will be credited interest at a rate of not less than 3% annually. Transamerica may credit interest at a rate in excess of 3% at its discretion for any class. Each interest rate will be guaranteed to be credited for at least 12 months.

         The other general account option, the guarantee period account, provides specified rates of interest for specified terms of one year or more, subject to interest adjustments on early withdrawals or transfers which, if applicable, could reduce the interest credited to the 3% minimum rate.

Investment Option Limits
         Currently, the owner may not elect more than a total of eighteen investment options over the life of the contract. Investment options include variable sub-accounts and general account options. See "Investment Option Limits" page __ .

Transfers Before the Annuity Date

         Prior to the annuity date, you may transfer values between the variable sub-accounts and the general account options. For transfers after the annuity date, see "After the Annuity Date" page __.

         Transfers out of the fixed account are restricted to four per contract year and to a limited percentage of the fixed account value. More frequent transfers may be allowed under certain services and options, for example, dollar cost averaging. Transfers out of a guarantee period prior to the end of the term may be subject to an interest adjustment which may reduce interest credited to the 3% minimum rate. See "General Account Options" in Appendix A.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 12 made during the same contract year. See "Transfers" on page __ for additional limitations and information regarding transfers.

Withdrawals

         You may withdraw all or part of the cash surrender value on or before the annuity date. The cash surrender value of your contract is the account value less any account fee, interest adjustment, contingent deferred sales load and premium tax charges. The account fee generally will be deducted on a full surrender of a contract if the account value is then less than $25,000. Transamerica may delay payment of any withdrawal from the general account options for up to six months. See "Cash Withdrawals" page ____.

         Withdrawals may be taxable, subject to withholding and subject to a penalty tax. Withdrawals from qualified contracts may be subject to severe restrictions and, in certain circumstances, prohibited. See
"Federal Tax Matters" page __.

Contingent Deferred Sales Load

          Transamerica does not deduct a sales charge when purchase payments are made (although premium tax charges may be deducted). However, if any part of the account value is withdrawn, a contingent deferred sales load of up to 6% of purchase payments may be deducted. After a purchase payment has been held by Transamerica for seven years, it may be withdrawn without charge. In most states, the owner may elect, for an extra charge, an optional Living Benefits Rider that provides that the contingent deferred sales load will be waived in certain circumstances. No contingent deferred sales load is assessed on payment of the death benefit, on transfers within the contract, or on certain annuitizations. See "Contingent Deferred Sales Load" page __, "Withdrawals" page __and "Living Benefit Rider" page __.

         Also, beginning 30 days from the contract effective date (or the end of the free look period if later), any portion of an "allowed amount" may be withdrawn each contract year without imposition of any contingent deferred sales load. The allowed amount for each contract year is equal to 15% of purchase payments, that were received during the last seven years, as of the prior contract anniversary, less any withdrawals already taken that contract year. All purchase payments not previously withdrawn that have been held at least seven years are not subject to a contingent deferred sales load. For purposes of calculating the contingent deferred sales load, withdrawals will be considered to be taken first from purchase payments, on a first in/first out basis, and then from earnings.


Other Charges and Deductions

         Transamerica deducts a mortality and expense risk charge of 1.20% (annually) of the assets in the variable account and an administrative expense charge of 0.15% (annually) of these assets. The administrative expense charge may change, but it is guaranteed not to exceed a maximum effective annual rate of 0.35%. See "Mortality and Expense Risk Charge" page ____ and "Administrative Charges" page _____.

         An account fee of currently $30 (or 2% of the account value, if less) is deducted at the end of each contract year and upon surrender. This fee may change but it is guaranteed not to exceed $60 (or 2% of the account value, if less) per contract year. If the account value is more than $25,000 on the last business day of a contract year, (or as of the date the contract is surrendered), the account fee will be waived for that year.

         After the annuity date, the annual annuity fee of $30 will be deducted in equal installments from each periodic payment under the variable payment option.

         For each transfer in excess of 12 during a contract year, a transfer fee of $10 will be imposed. (See
"Transfer Fee" page __.)

         Charges for premium taxes (including retaliatory premium taxes) are not currently deducted, except for annuitizations, but such charges could be imposed in some jurisdictions. Depending on the applicability of such taxes, the charges could be deducted from purchase payments, from amounts withdrawn, and/or upon annuitization.
(See "Premium Tax Charges" page __.)

         In addition, amounts withdrawn or transferred out of a guarantee period account prior to the end of its term may be subject to an interest adjustment. (See "Guaranteed Period Account" in Appendix A.)

         If the owner elects the Living Benefits Rider a fee of .05% (annually) of the account value which will be deducted on the last day of each contract month at the rate of 1/12 times 0. 05% times the account value on the last valuation day of the month. (The Living Benefit Rider is not available in all states.)

         Currently, no fees are deducted for any other services or options under the contract. However, Transamerica does reserve the right to impose fees to cover processing for certain services and options in the future, including dollar cost averaging, systematic withdrawals, automatic payouts, and asset rebalancing.

Variable Account Fee Table

         The purpose of this table is to assist in understanding the various costs and expenses that the owner will bear directly and indirectly. The table reflects expenses of the variable account as well as of the mutual fund portfolios. The table assumes that the entire account value is in the variable account. The information below should be considered together with the narrative provided under the heading "Charges and Deductions" on page __ of this prospectus, and with the prospectuses for the portfolios. In addition to the expenses listed below, premium tax charges may be applicable.


                                  Sales Load(1)


Sales Load Imposed on Purchase Payments                                  0

Maximum Contingent Deferred Sales Load(2)                               6%

                Range of Contingent Deferred Sales Load Over Time

                                                   Contingent Deferred
               Years Since                             Sales Load
        Purchase Payment  Receipt         (as a percentage of purchase payment)

 Less than 2 years                                        6%

 2 years but less than  4 years                           5%

 4 years but less than 5 years                            4%

 6 years but less 7 years                                 2%

 7 or more                                                0%

    Variable Account Annual Expenses(3)
               (as a percentage of the variable accumulated value)

Morality and Expense Risk Charge                           1.20%

Administrative Expense Charge(4)                           0.15%

Total Variable Account Annual Expenses                     1.35%

                             Other Contract Expenses


Transfer Fee (first 12 per contract year) (5)      0

Fees For Other Services and Options(6)             0

Account Fee (7)                                   $30

Living Benefit Rider Fee (if elected )(8)        .05%


                               Portfolio Expenses

  (as a percentage of assets after fee waiver and/or expense reimbursement)(9)



                                                                                                    Total
                                                                                                  Portfolio
                                            Management                    Other                    Annual
             Portfolio                         Fees                     Expenses                  Expenses

Alliance Premier Growth                        .71%                       .24%                      .95%

MFS Emerging Growth                            .75.%                      .25%                      1.00%

Oppenheimer Capital Managed                    .70%                       .14%                      .84%

Oppenheimer Capital Value Equity               .70%                       .23%                      .93%

Transamerica VIF Growth                        .75%                       .10%                      .85%

Transamerica VIF Money Market                  .50%                       .25%                      .75%

         Expense information regarding the portfolios has been provided by the portfolios. Transamerica has no reason to doubt the accuracy of that information, but Transamerica has not verified those figures. In preparing the table above and the examples that follow, Transamerica has relied on the figures provided by the portfolios. These figures are for the year ended December 31, 1996, except for the Transamerica VIF Money Market Portfolio, which are estimates for the year 1998. Actual expenses in future years may be higher or lower than these figures.



Notes to Fee Table:

(1) The contingent deferred sales load applies to each contract, regardless of how account value is allocated between the variable account and the general account options.

(2) A portion of the purchase payments may be withdrawn each contract year without imposition of any contingent deferred sales load, and after seven years, a purchase payment may be withdrawn free of any contingent deferred sales load. (See "Charges and Deductions" page __.)

(3) The variable account annual expenses do not apply to the general account options.

(4) The current annual administrative expense charge of 0.15% may be increased to 0.35%. (See "Charges and
         Deductions" page __.)

(5) A transfer fee of $10 will be imposed for each transfer in excess of 12 in a contract year. (See
         "Charges and Deductions" page __.)

(6) Transamerica currently does not impose fees for any other services, or options. However, Transamerica reserves the right to impose a fee for various services and options including dollar cost averaging, systematic withdrawals, automatic payout options, asset allocation and asset rebalancing.

(7) The current account fee is $30 (or 2% of the account value, if less) per contract year. This fee will be waived for account values over $25,000. This limit may be changed in the future. The fee may be changed, but it may not exceed $60 (or 2% of the account value, if less). See "Charges and Deductions"
         page __.

(8) If the owner elects the Living Benefits Rider, the rider fee will be deducted at the rate of 1/12 of
         0.05% at the end of each contract month based on the account value at that time. See Living Benefits
         Rider Fee page___ .


(9) All portfolio expenses are for 1996 except for the money market portfolio, which are estimates for the first year of operation. The expenses reflect such portfolio's adviser's agreement to reimburse expenses above certain limits.

         Expense information shown for Alliance Premier Growth has been restated to reflect current fees and is net of voluntary expense reimbursements. The Alliance Premier Growth portfolio adviser has agreed to continue such reimbursements for the foreseeable future. The total expenses in the absence of expense reimbursement: for Alliance Premier Growth would be 1.23%.

         MFS   Emerging   Growth's   adviser   has   agreed  to  bear,   subject
         reimbursement, expenses for the portfolio shown such that the portfolio's total operating expenses shall not exceed, on an annualized basis, 1.25% of the average daily net assets of the portfolio from January 1, 1997 through December 31, 1998, and 1.50% of the daily net assets of the portfolio from January 1, 1999 through December 31, 2004; provided however, that this obligation may be terminated or revised at any time. The total expenses in 1996 in the absence of expense reimbursement for MFS Emerging Growth would be 1.16%.

         During the periods presented above, the adviser for Oppenheimer Capital waived a portion or all of its fees and assumed a portion of the portfolio's operating expense for the year ended December 31, 1996, and the portfolio benefited from an expense offset arrangements with its custodian bank. If such waivers and expense offsets had not been in effect, the ratios of net operating expenses to average daily net assets and the ratios of net investment income daily net assets would have been 1.15% for the managed portfolio and 1.65% for the value equity portfolio respectively for the year ended December 31, 1996.

         Transamerica VIF's adviser has voluntarily agreed to waive all or part of its fees and/or assume certain portfolio expenses. Without such waivers or reimbursements, the total annual portfolio expenses for Transamerica VIF Growth portfolio would have been 1.34% for 1996. Total portfolio annual expenses for the first year of operation of Transamerica VIF Money Market portfolio are estimated to be 1.00%.

EXAMPLES

         The following tables show the total expenses an owner would incur in various situations.1/ The tabular information assumes that the entire account value is allocated to the variable account.

         Examples 1 through 3 show expenses for contracts without the optional Living Benefit Rider based on fee waivers and reimbursements for 1996. There is no guarantee that any fee waivers or expense reimbursements will continue in the future.


                                                                                          3.  If the owner elects
Examples                                                                                  to annuitize at the end
An owner would pay the following    1.  If the owner           2.  If the owner does      of the applicable period
expenses on a $1,000 investment,    surrenders the contract    not surrender and does     under a Settlement
assuming a 5% annual return on      at the end of the          not annuitize the          Option with life
assets:                             applicable time period:    contract:                  contingencies:3/

                                       1 Year        3 Years      1 Year       3 Years      1 Year        3 Years

Alliance Premier Growth                        $            $            $             $            $             $
                                           90.99       130.46        23.31         71.84        23.31         71.84

MFS Emerging Growth
                                           91.49       131.99        23.81         73.34        23.81         73.34

Oppenheimer Capital Managed                89.86       127.68        22.30         69.37        22.30         69.37

Oppenheimer Capital Value Equity           90.78       130.53        23.22         72.22        23.22         72.22

Transamerica VIF Growth                    89.97       127.41        22.31         68.82        22.31         68.82

Transamerica VIF Money Market              88.96       124.34        21.30         65.78        21.30         65.78

1/ These examples assume waiver of the $30 account fee since it is waived for account values over $25,000. We anticipate the average account value will exceed $25,000. These examples all assume no transfer fees or other option or service fees, or premium tax charges have been assessed. Premium tax charges may be applicable. (See "Premium Tax Charges" page __.)

2/  For  annuitizations   before  the  first  contract   anniversary,   and  for
annuitizations under a form that does not include life contingencies, the contingent deferred sales load may apply (see expenses in column 1).

         Examples 4-6 show expenses for contracts with the optional Living Benefits Rider, based on the waivers and reimbursements for 1996. There is no guarantee that fee waivers or expense reimbursements will continue in the future.


                                                                                         6.  If the owner elects
Examples                                                                                 to annuitize at the end
An owner would pay the following    4.  If the owner           5.  If the owner does     of the applicable period
expenses on a $1,000 investment,    surrenders the contract    not surrender and does    under a Settlement
assuming a 5% annual return on      at the end of the          not annuitize the         Option with life
assets:                             applicable time period:    contract:                 contingencies:1/

                                       1 Year        3 Years      1 Year       3 Years     1 Year        3 Years

Alliance Premier Growth                        $            $            $            $            $             $
                                           91.49       131.99        23.81        73.34        23.81         73.34
MFS Emerging Growth
                                           92.00       133.51        24.31        74.85        24.31         74.85

Oppenheimer Capital Managed                90.37       129.23        22.80        70.90        22.80         70.90

Oppenheimer Capital Value Equity           91.29       132.08        23.72        73.75        23.72         73.75

Transamerica VIF Growth                    90.48       128.94        22.81        70.33        22.81         70.33

Transamerica VIF Money Market              89.46       125.88        21.81        67.30        21.81         67.30

1/  For   annuitizations   before  the  first  contract   anniversary   and  for
annuitizations under a form that does not include life contingencies, a contingent deferred sales load may apply (see examples in column 4).



THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES IN THE CONTRACT. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

Settlement Option Payments

         Settlement option payments will be made either on a fixed basis or a variable basis or a combination of a fixed and variable basis, as you select. You have flexibility in choosing the annuity date, but it may generally not be a date later than the annuitant's 85th birthday or the tenth contract anniversary, whichever occurs last, but never later than the annuitant's 97th birthday. Certain qualified contracts may have restrictions as to the annuity date and the types of settlement options available. (See "Settlement Option Payments" page ___.)

         Four settlement options are available under the contract: (1) life annuity; (2) life and contingent annuity; (3) life annuity with period certain; and (4) joint and survivor annuity. (See "Settlement Option Forms" page __.)

Death of Owner Before the Annuity Date

         If an owner dies before either the owner's or any joint owner's 85th birthday, the death benefit for the contract will be the greatest of (a) the account value or (b) the sum of all purchase payments made to the contract, less withdrawals and applicable premium tax charges, or (c) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made and less withdrawals and applicable premium tax charges since that contract anniversary. If death occurs after the earlier of the owner's or joint owner's 85th birthday, the death benefit will be the account value. If the owner is not a natural person, the annuitant will be treated as the owner(s) for purposes of the death benefit.

         The death benefit will generally be paid within seven days of receipt of the required proof of death of the owner and election of the method of settlement or as soon thereafter as Transamerica has sufficient information to make the payment, but if no settlement method is elected the death benefit will be paid one year from the date of death. No contingent deferred sales load is imposed. The death benefit may be paid as either a lump sum or as a settlement option. (See "Death Benefit" page __.) Amounts in the guarantee period account will not be subject to interest adjustments in calculating the death benefit.

Federal Income Tax Consequences

         An owner who is a natural person generally should not be taxed on increases in the account value until a distribution under the contract occurs (e.g., a withdrawal or settlement option payment) or is deemed to occur (e.g., a pledge, loan, or assignment of a contract). Generally, a portion (up to 100%) of any distribution or deemed distribution is taxable as ordinary income. The taxable portion of distributions is generally subject to income tax withholding unless the recipient elects otherwise (although withholding is mandatory for certain qualified contracts). In addition, a federal penalty tax may apply to certain distributions. (See "Federal Tax Matters" page __.)

Right to Cancel

         The owner has the right to examine the contract for a limited period, known as a "free look period." The owner can cancel the contract during this period by delivering or mailing a written notice of cancellation, or sending a telegram to the Service Center and by returning the contract before midnight of the tenth day after receipt of the contract (or longer if required by state law). Notice given by mail and the return of the contract by mail will be effective on the date received by Transamerica. Unless otherwise required by law, Transamerica will refund the purchase payment(s) allocated to any general account option (less any withdrawals) plus the variable accumulated value as of the date the written notice and the contract are received by Transamerica. See "Purchase Payments" page __ and "Account Value" page __.)

Questions

         Questions about procedures or the contract can be answered by the Transamerica Annuity Service Center
("Service Center"), at P.O. Box31848,  Charlotte,  North Carolina 28231-1848,
 (800) 258-4260,  extension 5560. All
inquiries should include the contract number and the owner's name.

         NOTE: The foregoing summary is qualified in its entirety by the detailed information in the remainder of this prospectus and in the prospectuses for the portfolios which should be referred to for more detailed information. With respect to qualified contracts, it should be noted that the requirements of a particular retirement plan, an endorsement to the contract, or limitations or penalties imposed by the Code or the Employee Retirement Income Security Act of 1974, as amended, may impose additional limits or restrictions on purchase payments, withdrawals, distributions, or benefits, or on other provisions of the contract. This prospectus does not describe such limitations or restrictions. (See "Federal Tax Matters" page __.)

CONDENSED FINANCIAL INFORMATION

         Because the variable account has not yet commenced operations, there are no financial statements available.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND THE VARIABLE ACCOUNT

Transamerica Life Insurance and Annuity Company

         Transamerica Life Insurance and Annuity Company ("Transamerica") is a stock life insurance company incorporated under the laws of the State of California in 1966 and redomesticated to North Carolina in 1994. It is principally engaged in the sale of life insurance and annuity policies. Transamerica is a wholly-owned indirect subsidiary of Transamerica Corporation. The address of Transamerica is 401 North Tryon Street, Charlotte, North Carolina 28202.

Published Ratings

         Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The ratings reflect the financial strength and/or claims-paying ability of Transamerica and should not be considered as bearing on the investment performance of the variable account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Transamerica as measured by Standard & Poor's Insurance Ratings Services,
Moody's, or Duff & Phelps may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms, including its obligations under the general account options of this contract. Such ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

The Variable Account

         Separate Account VA-6 of Transamerica (the "variable account") was established by Transamerica as a separate account under the laws of the State of North Carolina pursuant to June 11, 1996, resolutions of Transamerica's Board of Directors. The variable account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. It meets the definition of a separate account under the federal securities laws. However, the Commission does not supervise the management or the investment practices or policies of the variable account.

         The assets of the variable account are owned by Transamerica but they are held separately from the other assets of Transamerica. Section 58-7-95 of the North Carolina Insurance Law provides that the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the insurance company (except to the extent that assets in the separate account exceed the reserves and other liabilities of the separate account). Income, gains and losses incurred on the assets in the variable account, whether or not realized, are credited to or charged against the variable account without regard to other income, gains or losses of Transamerica. Therefore, the investment performance of the variable account is entirely independent of the investment performance of Transamerica's general account assets or any other separate account maintained by Transamerica.

         The variable account currently has six variable sub-accounts available under the contract, each of which invests solely in a specific corresponding portfolio. Changes to the variable sub-accounts may be made at the discretion of Transamerica. (See "Addition, Deletion, or Substitution" page __.)

THE PORTFOLIOS

         Each of the variable  sub-accounts  offered under the contract  invests
exclusively  in  one  of  the  portfolios.   Descriptions  of  each  portfolio's
investment objectives follow.


Fund & Adviser Group        Investment Portfolio     Investment Objective and Management Fee

Alliance Variable           Premier Growth           Seeks growth of capital rather than current income.  In
Products Series Fund, Inc.                           pursuing its investment objective, the portfolio will employ aggressive investment policies.  Since investments will be
Alliance Capital                                     made based upon their potential for capital appreciation,
Management L.P.                                      current income will be incidental to the objective of capital growth.  The portfolio is not intended for investors whose principal objective is assured income or preservation of
                                                     capital.

                                                     Management Fee 1%

MFS Family of Funds         Emerging Growth          Seeks to provide long-term growth of capital.  Dividend and interest income from portfolio securities, if any, is
MFS                                                  Company  incidental  to the
                                                     Series'          investment
                                                     objective    of   long-term
                                                     growth of capital.

                                                     Management Fee 0.75%





Fund & Advisor Group        Investment Portfolio     Investment Objective
OCC Accumulation Trust
                            Managed                  Seeks to achieve growth of capital over time through
Oppenheimer Capital                                  investment in a portfolio consisting of common stocks, bonds,
Advisors                                             and cash equivalents, the percentages of which will vary
                                                     based on the Manager's assessments of the relative outlook for such investments.

                                                     Management Fee 0.80%

                            Value                    Equity   Seeks   long  term
                                                     capital        appreciation
                                                     through    investment    in
                                                     securities       (primarily
                                                     equity    securities)    of
                                                     companies that are believed
                                                     by   the   advisor   to  be
                                                     undervalued      in     the
                                                     marketplace  in relation to
                                                     factors    such    as   the
                                                     companies'     assets    or
                                                     earnings.

                                                     Management Fee 0.80%

Transamerica Variable       Growth                   Seeks long-term capital growth.  Common stock is the basic
Insurance Fund, Inc.                                 form of investment.  The portfolio may also invest in debt securities and preferred stock having a call on common stocks.
Transamerica Occidental
Life Insurance Company

                                                     Management Fee 0.75%

                            Money Market             Seeks to achieve as high a level of current income as is
                                                     consistent with the preservation of capital and the
                                                     maintenance of liquidity.  It seeks to achieve its objective by investing in short-term money market instruments.  This portfolio is neither insured nor guaranteed by the United
                                                     States Government, and there can be no assurance that it will be able to maintain a stable net asset value of $1.00 per
                                                     share.

                                                     Management Fee 0.50%


         Meeting investment objectives depends on various factors, including, but not limited to, how well the portfolio managers anticipate changing economic and market conditions. THERE IS NO ASSURANCE THAT ANY OF THESE
PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES.

         An investment in the contract is not a deposit or obligation of, or guaranteed or endorsed, by any bank, nor is the contract federally insured by the Federal Deposit Insurance Corporation or any other government agency. Investing in the contract involves certain investment risks, including possible loss of principal.

         Since all of the portfolios are available to registered separate accounts offering variable annuity and variable life products of Transamerica as well as other insurance companies, there is a possibility that a material conflict may arise between the interests of the variable account and one or more other separate accounts investing in the portfolios. In the event of a material conflict, the affected insurance companies will take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the portfolios. See the portfolios' prospectuses for greater details.

         Additional information concerning the investment objectives and policies of all of the portfolios, the investment advisory services and administrative services and charges can be found in the current prospectuses for the portfolios which accompany this prospectus. The portfolios' prospectuses should be read carefully before any decision is made concerning the allocation of purchase payments to, or transfers among, the variable sub-accounts.

         Transamerica may receive payments from some or all of the portfolios or their advisers, in varying amounts, that may be based on the amount of assets allocated to the portfolios.

Addition, Deletion, or Substitution

         Transamerica does not control the portfolios and cannot guarantee that any of the variable sub-accounts offered under this contract or any of the portfolios will always be available for allocation of purchase payments or transfers. Transamerica retains the right to make changes in the variable account and in its investments.

         Transamerica reserves the right to eliminate the shares of any portfolio held by a variable sub-account and to substitute shares of another portfolio or of another investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the variable account. To the extent required by the 1940 Act, a substitution of shares attributable to the owner's interest in a variable sub-account will not be made without prior notice to the owner and the prior approval of the Commission. Nothing contained herein shall prevent the variable account from purchasing other securities for other series or classes of variable annuitycontracts, or from effecting an exchange between series or classes of variable contracts on the basis of requests made by owners.

         New variable sub-accounts for the contracts may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions so warrant. Any new variable sub-accounts will be made available to existing owners on a basis to be determined by Transamerica. Each additional variable sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. Transamerica may also eliminate one or more variable sub-accounts if, in its sole discretion, marketing, tax, investment or other conditions so warrant. In the event any variable sub-account is eliminated, Transamerica will notify owners and request a re-allocation of the amounts invested in the eliminated variable sub-account.

         In the event of any substitution or change, Transamerica may make such changes in the contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the variable account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts.

THE CONTRACT

         The contract is a flexible purchase payment deferred annuity contract. The rights and benefits are described below and in the individual contract or in the certificate and group contract; however, Transamerica reserves the right to make any modification to conform the individual contract and the group contract and certificates thereunder to, or give the owner the benefit of, any federal or state statute or rule or regulation. The obligations under the contract are obligations of Transamerica. The contracts are available on a non-qualified basis and on a qualified basis. Contract available on a qualified basis are as follows: (1) rollover and contributory individual retirement annuities (IRAs) under Code Sections 408(a) and 408(b); (2) simplified employee pension plans (SEP/IRAs) that qualify for special federal income tax treatment under Code
Section 408(k); (3) Code Section 403(b) annuities and (4) qualified pension and profit sharing plans intended to qualify under Code Section 401. Generally, qualified contracts contain certain restrictive provisions limiting the timing and amount of purchase payments to, and distributions from, the qualified contract. (For further discussion concerning qualified contracts, see page ____, "Federal Tax Matters".)


Ownership
         The owner is entitled to the rights granted by the contract. If the owner dies, the rights of the owner belong to the joint owner, if any, and then to the owner's beneficiary. f there are joint owners, the one designated as the primary owner will receive all mail and any tax reporting information.
         For non-qualified contracts, the owner designates the annuitant and the annuitant may be the same person as the owner. Different rules may apply to qualified contracts; see Federal Tax Matters page ___.

         Settlement option payments will be made to the annuitant after the annuity date unless, in the case of a non-qualified contract, the owner changes the payee.

         For each contract, a different account will be established and values, benefits and charges will be calculated separately. The various administrative rules described below will apply separately to each contract, unless otherwise noted.

PURCHASE PAYMENTS

Purchase Payments

         All  purchase   payments  must  be  paid  to  the  Service  Center.   A
confirmation will be issued to the owner upon the acceptance of each purchase payment.

         The initial purchase payment must be at least $5,000 ($2,000 for contributory IRAs).

         The contract will be issued and the initial purchase payment generally will be credited within two business days after the receipt of both sufficient information to issue a contract and the initial purchase payment at the Service Center. Acceptance is subject to sufficient information being provided in a form acceptable to Transamerica, and Transamerica reserves the right to reject any request for issuance of a contract or purchase payment. Contracts normally will not be issued with respect to owners, joint owners, or annuitants more than 90 years old, although Transamerica in its discretion may waive this restriction in appropriate cases. Transamerica further reserves the right to not accept purchase payments after the owners' (or annuitants' if non-individual owner) attained age 90 .

         If the initial purchase payment allocated to the variable sub-account(s) cannot be credited within two days of receipt of the purchase payment and information requesting issuance of a contract because the information is incomplete or for any other reason, then Transamerica will contact the owner, explain the reason for the delay and will refund the initial purchase payment within five business days, unless the owner consents to Transamerica retaining the initial purchase payment and crediting it as soon as the requirements are fulfilled.

         Additional purchase payments may be made at any time prior to the annuity date. Additional purchase payments must be at least $1,000 or at least $100 if made pursuant to an automatic purchase payment plan under which the additional purchase payments are automatically deducted from a bank account and allocated to the contract. In addition, minimum allocation amounts apply (see "Allocation of Purchase Payments" below). Additional purchase payments are credited to the contract as of the date the payment is received.

         Total purchase payments for any contract may not exceed $1,000,000 without prior approval of Transamerica.

         In no event may the sum of all purchase payments for a contract during any taxable year exceed the limits imposed by any applicable federal or state law, rules, or regulations.

Allocation of Purchase Payments

         You specify how purchase payments will be allocated under the contract. You may allocate purchase payments between and among one or more of the variable sub-accounts and the general account options as long as the portions are whole number percentages and any allocation percentage for a variable sub-account is at least 10%. In addition, there is a minimum initial allocation of $1,000 to any variable sub-account, the fixed account, and each guarantee period.

         Each purchase payment will be subject to the allocation percentages in effect at the time of receipt of such purchase payment. The allocation percentages for additional purchase payments may be changed by the owner at any time by submitting a request for such change, in a form and manner acceptable to Transamerica, to the Service Center. Any changes to the allocation percentages are subject to the limitation(s) above. Any change will take effect with the first purchase payment received with or after receipt by the Service Center of the request for such change, in a form and manner acceptable to Transamerica and will continue in effect until subsequently changed.

         In certain jurisdictions and under certain conditions where by law Transamerica is required to return upon the exercise of the free look option, either (1) the purchase payment or (2) the greater of the purchase payment or account value, any initial allocation to the variable account may be held in the money market variable sub-account during the applicable free look period plus 5 days for delivery. Any such allocations to the money market variable sub-account will automatically be transferred at the end of the free-look period plus 5 days according to the owner's requested allocation. Such transfer will not count against the 12 allowed transfers without charge during the first contract year.

         If the allocation of additional purchase payments is directed to a variable sub-account that currently does not have value, it must be at least $1,000; if it is allocated to the guarantee period account, each amount allocated must be at least $1,000.

Investment Option Limits

         Currently, the owner may not allocate amounts to more than eighteen investment options over the life of the contract. Investment options include variable sub-accounts and general account options. Each variable sub-account, each duration of guarantee period under the guarantee period account and the fixed account that ever received a transfer or purchase payment allocation count as one towards this total of eighteen limit.
Transamerica may waive this limit in the future.

         For example, if the owner makes an allocation to the money market variable sub-account and later transfers all amounts out of this money market variable sub-account, it would still count as one for the purposes of the limitation even if it held no value. If the owner transfers from a variable sub-account to another variable sub-account and later back to the first, the count towards the limitation would be two, not three. If the owner selects a guarantee period and renews for the same term, the count will be one; but if the owner renews to a guarantee period with a different term, the count will be two.

ACCOUNT VALUE

         Before the annuity date, the account value is equal to: (a) the general account options accumulated value plus (b) the variable accumulated value.

         The variable accumulated value is determined at the end of each valuation day. To determine the variable accumulated value on a day that is not a valuation day, the value as of the end of the next valuation day will be used. The variable accumulated value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected portfolios as well as the deductions for charges and fees. A valuation period is the period between successive valuation days. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each valuation day and ends at the close of the New York Stock Exchange on the next succeeding valuation day. A valuation day is each day that the New York Stock Exchange is open for regular business.

         Purchase payments allocated to a variable sub-account are credited to the variable accumulated value in the form of variable accumulation units. The number of variable accumulation units credited for each variable sub-account is determined by dividing the purchase payment allocated to the variable sub-account by the variable accumulation unit value for that variable sub-account. In the case of the initial purchase payment, variable accumulation units for that payment will be credited to the variable accumulated value within two valuation days of the later of: (a) the date sufficient information, in an acceptable manner and form, is received at our Service Center; or (b) the date our Service Center receives the initial purchase payment. In the case of any additional purchase payment, variable accumulation units for that payment will be credited at the end of the valuation period during which Transamerica receives the payment. The value of a variable accumulation unit for each variable sub-account is established at the end of each valuation period and is calculated by multiplying the value of that unit at the end of the prior valuation period by the variable sub-account's net investment factor for the valuation period. The value of a variable accumulation unit may go up or down.

         The  net   investment   factor  is  used  to  determine  the  value  of
accumulation and annuity unit values for the end of a valuation period. The applicable formula can be found in the statement of additional information.

         Transfers involving variable sub-accounts will result in the crediting and/or cancellation of variable accumulation units having a total value equal to the dollar amount being transferred to or from a particular variable sub-account. The crediting and cancellation of such units is made using the variable accumulation unit value of the applicable variable sub-account as of the end of the valuation day in which the transfer is effective.

TRANSFERS

Before the Annuity Date

         Before the annuity date, you may transfer all or any portion of the account value among the variable sub-accounts and the guarantee periods. Transfers are restricted into or out of the fixed account. See "General Account Options" in Appendix A.

         Transfers among the variable sub-accounts and the general account options may be made by submitting a request, in a form and manner acceptable to Transamerica, to the Service Center. The transfer request must specify: (1) the variable sub-account(s) and/or the general account option(s) from which the transfer is to be made; (2) the amount of the transfer; and (3) the variable sub-account(s) and/or general account option(s) to receive the transferred amount. The minimum amount which may be transferred is $1,000. Transfers among the variable sub-accounts are also subject to such terms and conditions as may be imposed by the portfolios.

         When a transfer is made from a guarantee period before the end of its term, the amount transferred may be subject to an interest adjustment. (See "The General Account Options" in Appendix A.) A transfer from a guarantee period made within 30 days before the last day of its term will not be subject to any interest adjustment.

         Transamerica currently imposes a transfer fee of $10 for each transfer in excess of 12 made during the same contract year. Transamerica reserves the right to waive the transfer fee or vary the number of transfers without charge or not count transfers under certain options or services for purposes of the allowed number without charge. See "Transfers" on page __ for additional limitations regarding transfers. All requests received during a single valuation period will be treated as a single transfer. A transfer generally will be effective on the date the request for transfer is received by the Service Center.

         If a transfer reduces the value in a variable sub-account or guarantee period or in the fixed account to less than $1,000, then Transamerica reserves the right to transfer the remaining amount along with the amount requested to be transferred in accordance with the transfer instructions provided by the owner. Under current law, there will not be any tax liability for transfers within the contract.


Other Restrictions

         Transamerica reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time and for any reason. For example, restrictions may be necessary to protect owners from adverse impacts on portfolio management of large and/or numerous transfers by market timers or others. Transamerica has determined that the movement of significant variable sub-account values from one variable sub-account to another may prevent the underlying portfolio from taking advantage of investment opportunities because the portfolio must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in portfolio transaction costs which must be indirectly borne by owners. Therefore, Transamerica reserves the right to require that all transfer requests be made by the owner and not by a third party holding a power of attorney and to require that each transfer request be made by a separate communication to Transamerica. Transamerica also reserves the right to require that each transfer request be submitted in writing and be manually signed by the owner or owners; telephone or facsimile transfer requests may not be allowed.

Telephone Transfers

         Transamerica will allow telephone transfers if the owner has provided proper authorization for such transfers in a form and manner acceptable to Transamerica. Transamerica reserves the right to suspend telephone transfer privileges at any time, for some or all contracts, for any reason. Withdrawals are not permitted by telephone.

         Transamerica will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. In the opinion of certain government regulators, Transamerica may be liable for such losses if it does not follow those procedures. The procedures Transamerica will follow for telephone transfers may include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

Dollar Cost Averaging

         Prior to the annuity date, the owner may request that amounts be automatically transferred on a monthly basis from a "source account," which is currently either the money market variable sub-account or the fixed account, to any of the variable sub-accounts by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Other source accounts may be available; call the Service Center for the availability of options.

         Only one source account can be elected at a time. The transfers will begin when the owner requests, but no sooner than one week following, receipt of such request, provided that dollar cost averaging transfers will not commence until the later of (a) 30 days after the contract effective date, or (b) the estimated end of the free look period (allowing 5 days for delivery). Transfers will continue for the number of consecutive months selected by the owner unless
(1) terminated by the owner, (2) automatically terminated by Transamerica because there are insufficient amounts in the source account, or (3) for other reasons as described in the election form. The owner may request that monthly transfers be continued for a term then available by giving notice to the Service Center in a form and manner acceptable to Transamerica within 30 days prior to the last monthly transfer. If no request to continue the monthly transfers is made by the owner, this option will terminate automatically with the last transfer at the end of the term.

         In order to be eligible for dollar cost averaging, the owner must meet the following conditions: (1) the value of the source account must be at least $5,000; (2) the minimum amount that can be transferred out of the source account is $250 per month; and (3) the minimum amount transferred into any other variable sub-account is the greater of $250 or 10% of the amount being transferred. These limits may be changed for new elections of this service. Dollar cost averaging transfers can not be made from a source account from which systematic withdrawals or automatic payouts are also being made.

         There is currently no charge for the dollar cost averaging option and transfers due to dollar cost averaging currently will not count toward the number of transfers allowed without charge per contract year.
Transamerica may charge in the future for dollar cost average.

         Dollar cost averaging transfers may not be made to or from the guarantee period account or to the fixed account.

Automatic Asset Rebalancing

         After purchase payments have been allocated among the variable sub-accounts, the performance of each variable sub-account may cause proportions of the values in the variable sub-accounts to vary from the allocation percentages. The owner may instruct Transamerica to automatically rebalance the amounts in the variable account by reallocating amounts among the variable sub-accounts, at the time, and in the percentages, specified in the owner instructions to Transamerica and accepted by Transamerica. The owner may elect to have the rebalancing done on an annual, semi-annual or quarterly basis. The owner may elect to have amounts allocated among the variable sub-accounts using whole percentages, with a minimum of 10% allocated to each variable sub-account.

         The owner may elect to establish, change or terminate the automatic asset rebalancing by submitting a request to the Service Center in a form and manner acceptable to Transamerica. Automatic asset rebalancing currently will not count towards the number of transfers without charge in a contract year. Transamerica reserves the right to discontinue the automatic asset rebalancing service at any time for any reason. There is currently no charge for the automatic asset rebalancing service. Transamerica may in the future charge for this service and may count the transfers toward those allowed without charge.

After the Annuity Date

         If a variable payment option is elected, the owner may make transfers among variable sub-accounts after the annuity date by giving a written request to the Service Center, subject to the following provisions: (1) transfers after the annuity date may be made no more than four times during any contract year; and (2) the minimum amount transferred from one variable sub-account to another is the amount supporting a current $75 monthly payment.

         Transfers among variable sub-accounts after the annuity date will be processed based on the formula outlined in the appendix in the Statement of Additional Information.

CASH WITHDRAWALS

         The owner of a non-qualified contract may withdraw all or part of the cash surrender value at any time prior to the annuity date by giving a written request to the Service Center. For qualified contracts, reference should be made to the terms of the particular retirement plan or arrangement for any additional limitations or restrictions, including prohibitions, on cash withdrawals. See "Federal Tax Matters," page ____. The cash surrender value is equal to the account value, less any account fee, interest adjustment, contingent deferred sales load and premium tax charges. A full surrender will result in a cash withdrawal payment equal to the cash surrender value at the end of the valuation period during which the election is received along with all completed forms then required by Transamerica. No surrenders or withdrawals may be made after the annuity date. Partial withdrawals must be at least $1,000.

         In the case of a partial withdrawal, you may direct the Service Center to withdraw amounts from specific variable sub-account(s) and/or from the general account options. If the owner does not specify, the withdrawal will be taken pro rata based on value from all variable sub-accounts with current values. If the variable accumulated value is insufficient, the withdrawal will be taken pro rata from the general account options with current values. If the requested withdrawal reduces the value of a variable sub-account from which the withdrawal was made to less than $1,000, Transamerica reserves the right to transfer the remaining value of that sub-account pro rata among the remaining active variable sub-accounts with values equal to or greater than $1,000. If no variable sub-accounts with value remain, any such transfer will be made to the money market variable sub-account. The owner will be notified in writing of any such transfer.

         A partial withdrawal request cannot be made if it would reduce the account value to less than $2,000. In that case, the owner will be notified.

         Withdrawal (including surrender) requests generally will be processed as of the end of the valuation period during which the request, including all completed forms, is received. Payment of any cash withdrawal, settlement option payment or lump sum death benefit due from the variable account and processing of any transfers will occur within seven days from the date the election is received, except that Transamerica may postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Commission, or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners. The withdrawal request will be effective when all required withdrawal request forms are received. Payments of any amounts derived from a purchase payment paid by check may be delayed until the check has cleared the owner's bank.

         When a withdrawal is made from a guarantee period before the end of its term, the amount withdrawn may be subject to an interest adjustment. See "The General Account Options" in Appendix A.

         Transamerica may delay payment of any withdrawal from the general account options for up to six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment.

         SINCE THE OWNER ASSUMES THE INVESTMENT RISK FOR ALL AMOUNTS IN THE VARIABLE ACCOUNT AND BECAUSE CERTAIN WITHDRAWALS ARE SUBJECT TO A CONTINGENT DEFERRED SALES LOAD AND OTHER CHARGES, THE TOTAL AMOUNT PAID UPON SURRENDER OF THE CONTRACT MAY BE MORE OR LESS THAN THE TOTAL PURCHASE PAYMENTS.
         An owner may elect, under the systematic withdrawal option or automatic payout option (but not both), to withdraw certain amounts on a periodic basis from the variable sub-accounts prior to the annuity date.

         The tax consequences of a withdrawal or surrender are discussed later in this prospectus. See "Federal
Tax Matters" page ___.
Systematic Withdrawal Option

         Prior to the annuity date, you may elect to have withdrawals automatically made from one or more variable sub-account(s) on a monthly basis. (Other distribution modes may be permitted.) The withdrawals will not begin until than the later of (a) 30 days after the contract effective date or (b) the end of the free look period. Withdrawals will be from the variable sub-account(s) and in the percentage allocations that you specify. If no specifications are made, withdrawals will be pro rata based on value from all variable sub-account(s). Systematic withdrawals can not be made from a variable sub-account from which dollar cost averaging transfers are being made and cannot be elected concurrently with the automatic payment option. The systematic withdrawal option is currently not available with respect to the general account options.

         To be eligible for the systematic withdrawal option, the account value must be at least $12,000 at the time of election. The minimum monthly amount that can be withdrawn is $100. Currently, the owner can elect any amount over $100 to be withdrawn systematically. The owner may also make partial withdrawals while receiving systematic withdrawals. If the total withdrawals (systematic, automatic, or partial) in a contract year exceed the allowed amount to be withdrawn without charge for that year, any applicable contingent deferred sales load will then apply.

         The withdrawals will continue indefinitely unless terminated. If this option is terminated it may not be elected again until the next 12 full months.

         Transamerica reserves the right to impose an annual fee of up to $25 for processing payments under this option. This fee, which is currently waived, will be deducted in equal installments from each systematic withdrawal during a contract year.

Automatic Payout Option ("APO")


         Prior to the annuity date, for qualified contracts, the owner may elect the automatic payout option (APO) to satisfy minimum distribution requirements under Sections 401(a)(9), 403(b), and 408(b)(3) of the Code. See "Federal Tax Matters" page ____. For IRAs and SEP/IRAs this may be elected no earlier than six months prior to the calendar year in which the owner attains age 701/2, but payments may not begin earlier than January of such calendar year. For other qualified contracts, APO can be elected no earlier than six months prior to the later of when the owner (a) attains age 70 1/2; and (b) retires from employment. Additionally, APO withdrawals may not begin before the later of (a) 30 days after the contract effective date or (b) the end of the free look period. APO may be elected in any calendar month, but no later than the month in which the owner attains age 84.

         Withdrawals will be from the variable sub-account(s) and in the percentage allocations you specify. If no specifications are made, withdrawals will be pro rata based on value from all variable sub-account(s). Withdrawals can not be made from a variable sub-account from which dollar cost averaging transfers are being made. The APO is not currently available with respect to the general account options. The calculation of the APO amount will reflect the total account value although the withdrawals are only from the variable sub-accounts. This calculation and APO are based solely on value in this contract.

         To be eligible for this option,  the following  conditions must be met:
(1) the account value must be at least $15,000 at the time of election; (2) the annual withdrawal amount is the larger of the required minimum distribution under Code Sections 401(a)(9) or 408(b)(3) or $500. This rule may change. Currently, withdrawals under this option are only paid annually.

         The withdrawals will continue indefinitely unless terminated. If there are insufficient amounts in the variable account to make a withdrawal, this option generally will terminate. Once terminated, APO may not be elected again.


DEATH BENEFIT

         If the owner is not a natural person, the annuitant(s) will be treated as the owner(s) for purposes of the death benefit. For example, if the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this certificate, such person(s) must be named annuitant(s) and will be treated as the owner (s) so the death benefit will be payable on the death of any annuitant.

         If an owner dies before the annuity date, a death benefit is payable. If death occurs prior to any owner's or joint owner's 85th birthday, the death benefit will be equal to the greatest of (a) the account value, or (b) the sum of all purchase payments made to the contract less withdrawals and applicable premium tax charges, or (c) the highest account value on any contract anniversary prior to the earlier of the owner's or joint owner's 85th birthday, plus purchase payments made less withdrawals and applicable premium tax charges since that contract anniversary. If death occurs after the earlier of the owner's or joint owner's 85th birthday, the death benefit will be the account value. If the owner is not a natural person, the annuitant(s) will be treated as the owner(s) for purposes of the death benefit.


         An ownership change will be subject to our then current underwriting rules and may decrease the death benefit. However, such reduction will never decrease the death benefit below the account value.


Payment of Death Benefit

         The death benefit is generally payable upon receipt of proof of death of the owner. Upon receipt of this proof and an election of a method of settlement, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment.

         The death benefit will be determined as of the end of the valuation period during which our Service Center receives both proof of death of the owner or joint owner and the written notice of the settlement option elected by the person to whom the death benefit is payable. If no settlement method is elected, the death benefit will be paid in a lump sum no later than one year after the date of death. No contingent deferred sales load nor interest adjustment will apply.
         Until the death benefit is paid, the account value allocated to the variable account remains in the variable account, and fluctuates with investment performance of the applicable portfolio(s). Accordingly, the amount of the death benefit depends on the account value at the time the death benefit is paid, not at the time of death.

Designation of Beneficiaries

         The owner may select one or more beneficiaries by designating the person(s) to receive the amounts payable under this contract if: the owner dies before the annuity date and there is no joint owner; or the owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time. The interest of any beneficiary who dies before the owner will terminate at time of death of such beneficiary.

A beneficiary may be named or changed at any time in a form and manner acceptable to us. Any change made to an irrevocable beneficiary must also include the written consent of the beneficiary, except as other wise required by law.

If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this contract unless the owner gives us other instructions at the time the beneficiaries are named.

         Transamerica may rely on any affidavit by any responsible person in determining the identity or non-existence of any beneficiary not identified by name

Amount of Death Benefit after the Owner or Joint Owner attains age 85

         If the owner or joint owner dies before the annuity date and either the deceased owner or joint owner had attained the age of 85, the death benefit is equal to the account value. For purposes of calculating such death benefit, the account value is determined as of the date the benefit is paid.

Death of Owner or Joint Owner Before the Annuity Date

         If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit must be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72 (s)(6). For example, this certificate will remain in force with the annuitant's surviving spouse as the new annuitant if:

         o        This contract is owned by a trust; and

         o The beneficiary is either the annuitant's surviving spouse, or a trust holding the contract solely for the benefit of such spouse.

         The manner in which we will pay the death benefit depends on the status of the person(s) involved in the contract. The death benefit will be payable to the first person from the applicable list below:

If the owner is the annuitant:

         o        The joint owner, if any

         o        The beneficiary, if any

If the owner is not the annuitant:

         o        The joint owner, if any

         o        The beneficiary, if any

         o        The annuitant;

         o        The joint annuitant; if any

If the death benefit is payable to the owner's surviving spouse (or to a trust for the sole benefit of such surviving spouse),

         We will continue this contract with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

If the death benefit is payable to someone other that the owner's surviving spouse,

         We will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above,

         The person(s) to whom the death benefit is payable may elect to receive it:

         o        In a lump sum; or

         o As settlement option payments, provided the person making the election is an individual. Such payments must begin within one year after the owner's death and must be in equal amounts over a period of time not extending beyond the individual's life or life expectancy.

         Election of either option must be made no later than 60 days prior to the one-year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the person to whom the death benefit is payable dies before the entire death benefit is paid,

         We will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse),

         We will pay the death benefit in a lump sum within one year after the owner's death.

If the Annuitant Dies Before the Annuity Date

         If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date

         If an owner or the annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option then in effect on the date of death.

         Upon the owner's death after the annuity date, any remaining ownership rights granted under this contract will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision

         The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such beneficiary, unless the owner had given us written notice of some other arrangement.


CHARGES, FEES  AND DEDUCTIONS

         No deductions are currently made from purchase payments (although we reserve the right to charge for any applicable premium tax charges). Therefore, the full amount of the purchase payments are invested in one or more of the variable sub-accounts and/or the general account options.

Contingent Deferred Sales Load

         No deduction for sales charges is made from purchase payments at the time they are made. However, a contingent deferred sales load of up to 6% of purchase payments may be imposed on certain withdrawals or surrenders to partially cover certain expenses incurred by Transamerica relating to the sale of the contract, including commissions paid to sales persons, the costs of preparation of sales literature and other promotional costs and acquisition expenses.

         The contingent deferred sales load percentage varies according to the number of years between when a purchase payment was credited to the contract and when the withdrawal is made. The amount of the contingent deferred sales load is determined by multiplying the amount withdrawn subject to the contingent deferred sales load by the contingent deferred sales load percentage in accordance with the following table. In no event shall the aggregate contingent deferred sales load assessed against the contract exceed 6% of the aggregate purchase payments.

Number of Years
Since Receipt of                   Contingent Deferred Sales Load
contingent deferred sales load
Purchase Payment                   As a Percentage of Purchase  Payment

Less than one year                                   6%
1 year but less than 2 years                         6%
2 years but less than 3 years                        5%
3 years but less than 4 years                        5%
4 years but less than 5 years                        4%
5 years but less than 6 years                        4%
6 years but less than 7 years                        2%
7 or more years                                      0%

Free Withdrawals-Allowed Amount

         Beginning 30 days after the contract effective date (or the end of the free look period, if later), the owner may make a withdrawal up to the "allowed amount" without incurring a contingent deferred sales load each contract year before the annuity date.

         The allowed amount each contract year is equal to 15% of the total purchase payments received during the last seven years determined as of the last contract anniversary less any withdrawals during the present contract year. In the first contract year, the 15% will be applied to the total purchase payments at the time of the first withdrawal.

         Purchase payments held for seven full years may be withdrawn without charge.

         Withdrawals will be made first from purchase payments on a first -in/first-out basis and then from earnings. The allowed amount may vary depending on the state of issuance.
 If the allowed  amount is not fully
withdrawn or paid out during a contract year, it does not carry over to the next contract year.
Free Withdrawals - Living Benefits Rider

         When the contract is purchased, the owner may also elect, in certain states, a Living Benefits Rider for an additional fee that provides the contingent deferred sales load will be waived in any of the three following instances:

(1) if the owner receives extended medical care in a licensed hospital or nursing care facility (as defined in the contract) for at least 60 consecutive days, and the request for the withdrawal or surrender, together with proof of such extended care, is received at the Service Center during the term of such care or within 90 days after the last day upon which the owner received such extended care; or

(2) if the owner receives medically required in-home care for at least 60 days and such extended in-home medical care is certified by a qualified medical professional. (The owner may also be required to submit other evidence as required by Transamerica such as evidence of medicare eligibility.)

 (3) if the owner becomes terminally ill after the first contract year and the terminal illness is diagnosed by a qualified medical professional and is reasonably expected to result in death within 12 months.

Neither (1) nor (2) apply if the owner is receiving extended medical care in a licensed hospital or nursing care facility or in-home medical care at the time the contract is purchased; or

         Transamerica reserves the right to not accept purchase payments after the owner has qualified for any of these waivers. Owner under this rider means either the owner or the joint owner if any. Any withdrawals under this rider on which the contingent deferred sales load is waived will not reduce the allowed amount for the contract year.

Other Free Withdrawals

         In addition, no contingent deferred sales load is assessed: upon annuitization after the first contract year to an option involving life contingencies; upon payment of the death benefit; or upon transfers of account value. Any applicable contingent deferred sales load will be deducted from the amount requested for both partial withdrawals (including withdrawals under the systematic withdrawal option or the APO) and full surrenders unless the owner elects to "gross-up" the amount for a partial withdrawal to cover the applicable contingent deferred sales load. The contingent deferred sales load and any premium tax charge applicable to a withdrawal from the guaranteed period account will be deducted from the amount withdrawn after the interest adjustment, if any, is applied and before payment is made.

Administrative Charges

         Account Fee

         At the end of each contract year before the annuity date, Transamerica deducts an annual account fee as partial compensation for expenses relating to the issue and maintenance of the contract and the variable account. The annual account fee is equal to the lesser of $30 or 2% of the account value. The account fee may be increased upon 30 days advance written notice, but in no event may it exceed $60 (or 2% of the account value, if less) per contract year. If the contract is surrendered, The account fee, unless waived will be deducted from a full surrender before the application of any continent deferred sales load. The account fee will be deducted on a pro rata basis (based on values) from the account value including both the variable sub-accounts and the general account options. No interest adjustment will be assessed on any deduction for the account fee taken from the guaranteed period amount. If the entire account value is in the general account options, then the annual account fee will be deducted on a pro rata basis from the general account options. The account fee for a contract year will be waived if the account value exceeds $25,000 on the last business day of that contract year or as of the date the contract is surrendered.

         Annuity Fee

         After the annuity date, an annual annuity fee of $30 to help cover processing costs will be deducted in equal amounts from each variable payment made during the year ($2.50 each month if monthly payments). This fee will not be changed. No annuity fee will be deducted from fixed payments.

         Administrative Expense Charge

         Transamerica also makes a daily deduction (the administrative expense charge) from the variable account (both before and after the contract date) at an effective current annual rate of 0.15% of assets held in each variable sub-account to reimburse Transamerica for administrative expenses. Transamerica has the ability in most states to increase or decrease this charge, but the charge is guaranteed not to exceed 0.35%. Transamerica will provide 30 days written notice of any change in fees. The administrative charges do not bear any relationship to the actual administrative costs of a particular contract. The administrative expense charge is reflected in the variable accumulation or variable contract unit values for each variable sub-account.

Mortality and Expense Risk Charge

         Transamerica deducts a charge for bearing certain mortality and expense risks under the contracts. This is a daily charge at an effective annual rate of 1.20% of the assets in the variable account. Transamerica guarantees that this charge of 1.20% will never increase. The mortality and expense risk charge is reflected in the variable accumulation and variable contract unit values for each variable sub-account.

         Variable accumulated values and variable settlement option payments are not affected by changes in actual mortality experience incurred by Transamerica. The mortality risks assumed by Transamerica arise from its contractual obligations to make settlement option payments determined in accordance with the settlement option tables and other provisions contained in the contract and to pay death benefits prior to the annuity date.

         The expense risk assumed by Transamerica is the risk that Transamerica's actual expenses in administering the contracts and the variable account will exceed the amount recovered through the administrative expense charge, account fees, transfer fees and any fees imposed for certain options and services.

         If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on Transamerica. Conversely, if this charge is more than sufficient, any excess will be profit to Transamerica. Currently, Transamerica expects a profit from this charge.

         Transamerica anticipates that the contingent deferred sales load will not generate sufficient funds to pay the cost of distributing the contracts. To the extent that the contingent deferred sales load is insufficient to cover the actual cost of contract distribution, the deficiency will be met from Transamerica's general corporate assets which may include amounts, if any, derived from the mortality and expense risk charge.

Living Benefits Rider Fee

         If the owner elected the Living Benefits Rider when the contract was purchased, a fee will be deducted at the end of each contract month while the rider continues in force. The fee each month will be 1/12 of .05% of the account value at that time. The fee is deducted from each variable sub-account on pro rata based on the value in each variable sub-account through the cancellation of variable accumulation units. If there is insufficient variable accumulated value, the fee will be deducted pro rata from the values in the general account options (any interest adjustment will apply.) Transamerica reserves the right to waive the interest adjustment for deduction from the guarantee period account for this rider fee.

Premium Tax Charges

         Currently   there  is  no  charge  for   premium   taxes   except  upon
annuitization. However, Transamerica may be required to pay premium or retaliatory taxes currently ranging from 0% to 3.5%. Transamerica reserves the right to deduct a charge for these premium taxes from premium payments, from amounts withdrawn, or from amounts applied on the annuity date. In some states, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same purchase payment, depending upon applicable state law.

         In certain limited circumstances, a broker-dealer or other entity distributing the contracts may elect to pay to Transamerica an amount equal to the premium taxes that would otherwise be attributable to that entity's customers. In such cases, Transamerica will not impose a premium tax charge on those contracts.

Transfer Fee

         Transamerica currently imposes a fee for each transfer in excess of the first 12 in a single contract year. Transamerica will deduct the charge from the amount transferred. This fee is $10 and will be used to help cover Transamerica's costs of processing transfers. Transamerica reserves the right to waive this fee or to not count transfers under certain options and services as part of the number of allowed annual transfers without charge.

Option and Service Fees

         Transamerica reserves the right to impose reasonable a fees for administrative expenses associated with processing certain options and services. This fee would be deducted from each use of the option or service during a contract year.

Taxes

         No charges are currently made for taxes. However, Transamerica reserves the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that Transamerica determines to be attributable to the contracts.

Portfolio Expenses

         The value of the assets in the variable account reflects the value of portfolio shares and therefore the fees and expenses paid by each portfolio. A complete description of the fees, expenses, and deductions from the portfolios are found in the portfolios' prospectuses. (See "The Portfolios" page __.)

Interest Adjustment

         For a description of the interest adjustment applicable to early withdrawals and transfers from the guaranteed period account, see "The General Account Options -- the Guarantee Period Account" in Appendix A.


SETTLEMENT OPTION  PAYMENTS

Annuity Date

         The annuity date is the date that the annuitization phase of the contract begins. On the annuity date, we will apply the annuity amount (defined below) to provide payments under the settlement option selected by the owner. The first settlement option payment will be made 30 days after the annuity date. The annuity date is selected by the owner and may be changed from time to time by the owner by giving notice, in a form and manner acceptable to Transamerica, to the Service Center, provided that notice of each change is received by the Service Center at least thirty (30) days prior to the then-current annuity date. The annuity date cannot be earlier than the first contract anniversary except for certain qualified contracts. The latest annuity date which may be elected is the later of (a) the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitants' 85th birthday, or (b) the first day of the month coinciding with or next following the tenth contract anniversary (but in no event later than the annuitants' or joint annuitants' 97th birthday). The latest allowed annuity date may vary in certain jurisdictions.

         The annuity date must be the first day of a calendar month. The first settlement option payment will be on the first day of the month immediately following the annuity date. Certain qualified contracts may have restrictions as to the annuity date and the types of settlement options available.

Settlement Option Payments

         The annuity amount is the account value, less any interest adjustment, less any applicable contingent deferred sales load, and less any applicable premium taxes. Any contingent deferred sales load will be waived if the settlement option payments involve life contingencies and begin on or after the first contract anniversary.

         If the amount of the monthly payment from the settlement option selected by the owner would result in a monthly settlement option payment of less than $150, or if the annuity amount is less than $5,000, Transamerica reserves the right to offer a less frequent mode of payment or pay the cash surrender value in a cash payment. Monthly settlement option payments from the variable payment option will further be subject to a minimum monthly payment of $75 from each variable sub-account from which such payments are made.

         The owner may choose from the settlement options below. Transamerica may consent to other plans of payment before the annuity date. For settlement options involving life income, the actual age and/or sex of the annuitant, or a joint annuitant will affect the amount of each payment. Sex-distinct rates generally are not allowed under certain qualified contracts. Transamerica reserves the right to ask for satisfactory proof of the annuitant's (or joint annuitant's) age. Transamerica may delay settlement option payments until satisfactory proof is received. Since payments to older annuitants are expected to be fewer in number, the amount of each annuity payment shall be greater for older annuitants than for younger annuitants.

         The owner may choose from the two payment options described below. The annuity date and settlement options available for qualified contracts may also be controlled by endorsements, the plan or applicable law.

Election of Settlement Option Forms and Payment Options

         Before the annuity date, and while the annuitant is living, the owner may, by written request, change the settlement option or payment option. The request for change must be received by the Service Center at least 30 days prior to the annuity date.

         In the event that a settlement option form and payment option is not selected at least 30 days before the contract date, Transamerica will make settlement option payments in accordance with the 120 month period certain and life settlement option and the applicable provisions of the contract.

Payment Options

         Owners may elect a fixed or a variable payment option, or a combination of both (in 25% increments of the annuity amount).

         Unless specified otherwise, the annuity amount in the variable account will be used to provide a variable payment option and the amount in the general account options will be used to provide a fixed payment option. In this event, the initial allocation of variable annuity units for the variable sub-accounts will be in proportion to the contract's value in the variable sub-accounts on the annuity date.

Fixed Payment Option

         A fixed payment option provides for payments which will remain constant pursuant to the terms of the settlement option elected. If a fixed payment option is selected, the portion of the annuity amount used to provide that payment option will be transferred to the general account assets of Transamerica, and the amount of payments will be established by the fixed settlement option selected and the age and sex (if sex-distinct rates are allowed by law) of the annuitant(s) and will not reflect investment experience after the annuity date. The fixed payment amounts are determined by applying the fixed settlement option purchase rate specified in the contract to the portion of the annuity amount applied to the payment option. Payments may vary after the death of the owner under some options; the amounts of variances are fixed on the annuity date.

Variable Payment Option

         A variable  payout  option  provides for  payments  that vary in dollar
amount,   based  on  the  investment   performance  of  the  selected   variable
sub-account(s). The variable settlement option purchase rate tables in the contract reflect an assumed annual interest rate of 4%, so if the actual net investment performance of the variable sub-account(s) is less than 4%, then the dollar amount of the actual payments will decrease. If the actual net investment performance of the variable sub-account(s) is higher than 4%, then the dollar amount of the actual payments will increase. If the net investment performance exactly equals the 4% rate, then the dollar amount of the actual payments will remain constant. Transamerica may offer other assumed annual interest rates.

         Variable payments will be based on the variable sub-accounts selected by the owner, and on the allocations among the variable sub-accounts.

         For further details as to the determination of variable payments, see the Statement of Additional Information.

Settlement Option Forms

         The owner may choose any of the settlement option forms described below. Subject to approval by Transamerica, the owner may select any other settlement option forms then being offered by Transamerica.

         (1) Life Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments end with the payment due just before the annuitant's death. There is no death benefit. It is possible that no payment will be made if the annuitant dies before the first payment is due; only one payment will be made if the annuitant dies before the second payment is due, and so forth.

         (2) Life and Contingent Annuity. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will continue for as long as the annuitant lives. After the annuitant dies, payments will be made to the contingent annuitant, for as long as the contingent annuitant lives. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. Payments will end with the payment due just before the death of the contingent annuitant. There is no death benefit after both die. If the contingent annuitant does not survive the annuitant, payments will end with the payment due just before the death of the annuitant. It is possible that no payments or very few payments will be made, if the annuitant and contingent annuitant die shortly after the annuity date.

         The written request for this form must: (a) name the contingent annuitant; and (b) state the percentage of payments for the contingent annuitant. Once payments start under this settlement option form, the person named as contingent annuitant for purposes of being the measuring life, may not be changed. Transamerica will require proof of age for the annuitant and for the contingent annuitant before payments start.

         (3) Life Annuity With Period Certain. Payments start on the first day of the month immediately following the annuity date, if the annuitant is living. Payments will be made for the  longer  of:  (a) the
annuitant's life; or (b) the period certain. The period certain may be 120 or 180 or 240 months.

         If the annuitant dies after all payments have been made for the period certain, payments will cease with the payment due just before the annuitant's death. No benefit will then be payable to the beneficiary.

         If the annuitant dies during the period certain, the rest of the period certain payments will be made to the beneficiary, unless the owner provides otherwise.

         The written request for this form must: (a) state the length of the period certain; and (b) name the beneficiary.

         (4) Joint and Survivor Annuity. Payments will be made to the owner, starting on the first day of the month immediately following the annuity date, if and for as long as the annuitant and joint annuitant are living. After the annuitant or joint annuitant dies, payments will continue for so long as the survivor lives. Payments end with the payment due just before the death of the survivor. The continued payments can be in the same amount as the original payments, or in an amount equal to one-half or two-thirds thereof. It is possible that no payments or very few payments will be made under this form if the annuitant and joint annuitant both die shortly after annuity date.

         The written request for this form must: (a) name the joint annuitant; and (b) state the percentage of continued payments for the survivor. Once payments start under this settlement option form, the person named as joint annuitant, for the purpose of being the measuring life, may not be changed. Transamerica will need proof of age for the joint annuitant before payments start.

         (5) Other Forms of Payment. Benefits can be provided under any other settlement option not described in this section subject to Transamerica's agreement and any applicable state or federal law or regulation. Requests for any other settlement option must be made in writing to the Service Center at least 30 days before the annuity date.

         After the annuity date, (a) no changes can be made in the settlement option and payment option; (b) no additional purchase payment will be accepted under the contract; and (c) no further withdrawals will be allowed.

         The owner of a non-qualified contract may, at any time after the contract date by written notice to us at our Service Center, change the payee of contract benefits being provided under the contract. The effective date of change in payee will be the latter of: (a) the date we receive the written request for such change; or (b) the date specified by the owner. The owner of a qualified contract may not change payees, except as permitted by the plan, arrangement or federal law.

FEDERAL TAX MATTERS

Introduction

         The following discussion is a general description of federal tax considerations relating to the contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a
distribution   under  the  contract.   Any  person  concerned  about  these  tax
implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon Transamerica's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service ("IRS"). Moreover, no attempt has been made to consider any applicable state or other tax laws.

         The contract may be purchased on a non-tax qualified basis ("non-qualified contract") or purchased and used in connection with plans or arrangements qualifying for special tax treatment ("qualified contract"). Qualified contracts are designed for use in connection with plans or arrangements entitled to special income tax treatment under Sections 401, 403(b), and 408 of the Code. The ultimate effect of federal income taxes on the amounts held under a contract, on settlement option payments, and on the economic benefit to the owner, the annuitant, or the beneficiary may depend on the type of retirement plan or arrangement for which the contract is purchased, on the tax and employment status of the individual concerned, and on Transamerica's tax status. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax qualified retirement plan or arrangement and receiving distributions from a qualified contract in order to continue receiving favorable tax treatment. Therefore, purchasers of qualified contracts should seek competent legal and tax advice regarding the suitability of the contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the contract. The following discussion is based on the assumption that the contract qualifies as an annuity for federal income tax purposes and that all purchase payments made to qualified contracts are in compliance with all requirements under the Code and the specific retirement plan or arrangement.

Purchase Payments

         At the time the initial purchase payment is paid, a prospective purchaser must specify whether he or she is purchasing a non-qualified contract or a qualified contract. If the initial purchase payment is derived from an exchange, transfer or surrender of another annuity contract, Transamerica may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. Transamerica will require that persons purchase separate contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate contract would require the minimum initial purchase payment previously described. Additional purchase payments under a contract must qualify for the same federal income tax treatment as the initial purchase payment under the contract; Transamerica will not accept an additional purchase payment under a contract if the federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

Taxation of Annuities

         In General

         Section 72 of the Code governs taxation of annuities in general. Transamerica believes that an owner who is a natural person generally is not taxed on increases in the value of a contract until distribution occurs by withdrawing all or part of the account value (e.g., withdrawals or settlement option payments). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the account value (and in the case of a qualified contract, any portion of an interest in the plan) generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

         The owner of any contract who is not a natural person generally must include in income any increase in the excess of the account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a competent tax adviser.

         The following discussion generally applies to a contract owned by a natural person.

         Withdrawals

         Partial withdrawals (including withdrawals under the systematic withdrawal option or the automatic payout option) are generally treated as taxable income to the extent that the account value immediately before the withdrawal exceeds the "investment in the contract" at that time. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. For a qualified contract , the "investment in the contract" can be zero. If a partial withdrawal from the guarantee period account is subject to an interest adjustment, the account value immediately before the withdrawal will not be altered to take into account the interest adjustment. As a result, for purposes of determining the taxable portion of the partial withdrawal, the account value will be treated as including the amount deducted from the guarantee period account due to the interest adjustment. Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract." Special tax rules applicable to certain distributions from a qualified contract are discussed below, under "Qualified Contracts."



         Settlement  Option Payments

         Although the tax consequences may vary depending on the settlement option elected under the contract, in general a ratable portion of each payment that represents the amount by which the account value exceeds the "investment in the contract" will be taxed based on the ratio of the "investment in the contract" to the total benefit payable; after the "investment in the contract" is recovered, the full amount of any additional settlement option payments is taxable.

         For variable payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract."

         For fixed payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the payments for the term selected ; however, the remainder of each settlement option payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional settlement option payments is taxable. If settlement option payments cease as a result of an annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

         Withholding

         The Code requires Transamerica to withhold federal income tax from withdrawals. However, except for certain qualified contracts, an owner will be entitled to elect, in writing, not to have tax withholding apply. Withholding applies to the portion of the distribution which is includible in income and subject to federal income tax. The federal income tax withholding rate is 10%, or 20% in the case of certain qualified plans, of the taxable amount of the distribution. Withholding applies only if the taxable amount of the distribution is at least $200. Some states also require withholding for state income taxes.

         Penalty Tax

         There may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the owner attains age 591/2; (2) made as a result of death or disability of the owner; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the life(ves) or life expectancy(ies) of the owner and a "designated beneficiary." Other exceptions to the tax penalty may apply to certain distributions from a qualified contract.

         Taxation of Death Benefit Proceeds

         Amounts may be distributed from the contract because of the death of an owner. Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under a settlement option, they are taxed in the same manner as settlement option payments, as described above. For these purposes, the investment in the contract is not affected by the owner's death. That is, the investment in the contract remains the amount of any purchase payments paid which are not excluded from gross income.

         Transfers, Assignments, or Exchanges of the Contract

         For non-qualified contracts, a transfer of ownership of a contract, the designation of an annuitant, payee, or other beneficiary who is not also the owner, or the exchange of a contract may result in certain tax consequences to the owner that are not discussed herein. An owner contemplating any such designation, transfer, assignment, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction. Qualified contracts may not be assigned or transferred, except as permitted by the Code or the Employee Retirement Income Security Act of 1974 (ERISA).

         Multiple Contracts

         All deferred non-qualified contracts that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Qualified Contracts

         In General

         The qualified contracts are designed for use with several types of retirement plans and arrangements. The tax rules applicable to participants and beneficiaries in retirement plans or arrangements vary according to the type of plan and the terms and conditions of the plan. Special tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 591/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

         We make no attempt to provide more than general information about use of the contracts with the various types of retirement plans. Owners and participants under retirement plans, as well as annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under qualified contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract (including any endorsements) issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the contracts. Owners are responsible for determining that contributions and other transactions with respect to the contracts satisfy applicable law. Purchasers of contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

         Qualified Pension and Profit Sharing Plans

         Section 401(a) of the Code permits employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the contract in order to provide retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this contract is assigned or transferred to any individual as a means to provide benefits payments. Purchasers of a contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the contract to their specific needs.

         Individual Retirement Annuities and Simplified Employee Plans

         The  contract  is  also   designed  for  use  with  IRA  rollovers  and
contributory IRA's. A contributory IRA is a contract to which initial and subsequent purchase payments are subject to limitations imposed by the Code.
Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereinafter referred to as an "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA.

         The sale of a contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the contract for use with IRAs.

         Eligible employers that meet specified criteria under Code Section 408(k) could establish simplified employee pension plans (SEP/IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs, and may be deductible to the employer.

         Tax Sheltered Annuities

         Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to Social Security and Medicare (FICA) taxes.

         Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

         Pre-1989 contributions and earnings through December 31, 1989 are not subject to the restrictions described above. However, funds transferred to a qualified contract from a Section 403(b)(7) custodial account will be subject to the restrictions.

         Restrictions under Qualified contracts

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under qualified contracts or under the terms of the plans in respect of which qualified contracts are issued.

Taxation of Transamerica

         Transamerica is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the variable account is not an entity separate from Transamerica, and its operations form a part of Transamerica, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the contracts. Under existing federal income tax law, Transamerica believes that the variable account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts.

         Accordingly, Transamerica does not anticipate that it will incur any federal income tax liability attributable to the variable account and, therefore, Transamerica does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Transamerica being taxed on income or gains attributable to the variable account, then Transamerica may impose a charge against the variable account (with respect to some or all contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contract

         Diversification Requirements

           Section   817(h)  of  the  Code   requires   that  with   respect  to
non-qualified contracts, the investments of the portfolios be "adequately diversified" in accordance with Treasury regulations in order for the contracts to qualify as annuity contracts under federal tax law. The variable account, through the portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the portfolios' assets may be invested.

         In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor (i.e., the owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

         The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner has additional flexibility in allocating premium payments and account values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the variable account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the variable account.

         Required Distributions

         In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The owner's "designated beneficiary" refers to a natural person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the owner's "designated beneficiary" is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

         The non-qualified contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. All provisions in the contract will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will provide you with a copy of any changes made to the contract.


Possible Changes in Taxation

         In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

Other Tax Consequences

         As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect Transamerica's understanding of current law and the law may change. Federal estate and gift tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the contract depend on the individual circumstances of each owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

PERFORMANCE DATA

         From time to time, Transamerica may advertise yields and average annual total returns for the variable sub-accounts. In addition, Transamerica may advertise the effective yield of the money market variable sub-account. These figures will be based on historical information and are not intended to indicate future performance.

         The yield of the money market variable sub-account refers to the annualized income generated by an investment in that variable sub-account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that variable sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

         The yield of a variable sub-account (other than the money market variable sub-account) refers to the annualized income generated by an investment in the variable sub-account over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

         The yield calculations do not reflect the effect of any contingent deferred sales load or premium taxes that may be applicable to a particular contract. To the extent that the contingent deferred sales load or premium taxes are applicable to a particular contract, the yield of that contract will be reduced. For additional information regarding yields and total returns, please refer to the Statement of Additional Information.

         The average annual total return of a variable sub-account refers to return quotations assuming an investment has been held in the variable sub-account for various periods of time including, but not limited to, a period measured from the date the variable sub-account commenced operations. When a variable sub-account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (including the deduction of any applicable contingent deferred sales load but excluding deduction of any premium taxes) as of the last day of each of the periods for which total return quotations are provided.

         Performance information for any variable sub-account reflects only the performance of a hypothetical contract under which account value is allocated to a variable sub-account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the portfolios in which the variable sub-account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

         Reports and promotional literature may also contain other information including (1) the ranking of any variable sub-account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report,
Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard and Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax deferred compounding on variable sub-account investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

         In its advertisements and sales literature, Transamerica may discuss, and may illustrate by graphs, charts, or otherwise, the implications of longer life expectancy for retirement planning, the tax and other consequences of long-term investment in the contract, the effects of the contract's lifetime payout options, and the operation of certain special investment features of the contract -- such as the dollar cost averaging option. Transamerica may explain and depict in charts, or other graphics, the effects of certain investment strategies, such as allocating purchase payments between the general account options and a variable sub-account. Transamerica may also discuss the Social Security system and its projected payout levels and retirement plans generally, using graphs, charts and other illustrations.

         Transamerica may from time to time also disclose average annual total return in non-standard formats and cumulative (non-annualized) total return for the variable sub-accounts. The non-standard average annual total return and cumulative total return will assume that no contingent deferred sales load is applicable. Transamerica may from time to time also disclose yield, standard total returns, and non-standard total returns for any or all variable sub-accounts.

         All non-standard performance data will only be disclosed if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

         Transamerica may also advertise performance figures for the variable sub-accounts based on the performance of a portfolio prior to the time the variable account commenced operations.

DISTRIBUTION OF THE CONTRACT

         Transamerica Securities Sales Corporation ("TSSC") is the principal underwriter of the contracts under a Distribution Agreement with Transamerica. TSSC may also serve as an underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and affiliates of Transamerica. TSSC is an indirect wholly-owned subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 1150 South Olive Street, Los Angeles, California 90015. TSSC may enter into sales agreements with broker/dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products.

         Under the Sales Agreements, TSSC will pay broker-dealers compensation based on a percentage of each purchase payment. This percentage is within the range of industry practice. Additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset based trailer commissions may be paid in certain situations.


LEGAL PROCEEDINGS

         There is no pending material legal proceeding affecting the variable account. Transamerica is involved in various kinds of routine litigation which, in management's judgment, are not of material importance to Transamerica's assets or to the variable account.


LEGAL MATTERS

         Advice   regarding   certain  legal  matters   concerning  the  federal
securities laws applicable to the issue and sale of the contract has been provided by Sutherland, Asbill & Brennan LLP. The organization of Transamerica, its authority to issue the contract and the validity of the form of the contract have been passed upon by James W. Dederer, General Counsel and Secretary of Transamerica.


ACCOUNTANTS

         The consolidated financial statements of Transamerica for each of the three years in the period ended December 31, 1996, have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their reports appearing in the Statement of Additional Information, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. There are no audited financial statements for the variable account since it had not commenced operations as of the date of this prospectus.


VOTING RIGHTS

         To the extent required by applicable law, all portfolio shares held in the variable account will be voted by Transamerica at regular and special shareholder meetings of the respective portfolio in accordance with instructions received from persons having voting interests in the corresponding variable sub-account. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if Transamerica determines that it is allowed to vote all portfolio shares in its own right, Transamerica may elect to do so.

         The person with the voting interest is the owner. The number of votes which are available to an owner will be calculated separately for each variable sub-account. Before the annuity date, that number will be determined by applying his or her percentage interest, if any, in a particular variable sub-account to the total number of votes attributable to that variable sub-account. The owner holds a voting interest in each variable sub-account to which the account value is allocated. After the annuity date, the number of votes decreases as settlement option payments are made and as the reserves for the contract decrease.

         The number of votes of a portfolio will be determined as of the date coincident with the date established by that portfolio for determining shareholders eligible to vote at the meeting of the portfolios. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective portfolios.

         Shares as to which no timely instructions are received and shares held by Transamerica as to which owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all contracts participating in the variable sub-account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis.

         Each  person  or  entity  having  a  voting   interest  in  a  variable
sub-account will receive proxy material, reports and other material relating to the appropriate portfolio.

         It should be noted that generally the portfolios are not required, and do not intend, to hold annual or other regular meetings of shareholders.


AVAILABLE INFORMATION

         Transamerica  has filed a  registration  statement  (the  "Registration
Statement") with the Securities and Exchange Commission under the 1933 Act relating to the contract offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto, and reference is hereby made to such Registration Statement and exhibits for further information relating to Transamerica and the contract. Statements contained in this prospectus, as to the content of the contract and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments filed as exhibits to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Commission, located at 450 Fifth Street, N.W., Washington, D.C.

STATEMENT OF ADDITIONAL INFORMATION

         A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the Table of Contents for that Statement:

TABLE OF CONTENTS                                                   Page

THE CONTRACT ...........................................................

DOLLAR COST AVERAGING...................................................

NET INVESTMENT FACTOR...................................................

VARIABLE PAYMENT OPTIONS................................................
         Variable Annuity Units and Payments............................
         Variable Annuity Unit Value....................................
         Transfers After the Annuity Date ..............................

GENERAL PROVISIONS .....................................................
         Non-Participating..............................................
         Misstatement of Age or Sex ....................................
         Proof of Existence and Age ....................................
         Annuity Data
         Assignment.....................................................
         Annual Report..................................................
         Incontestability...............................................
         Entire Contract................................................
         Changes in the Contract........................................
         Protection of Benefits.........................................
         Delay of Payments..............................................
         Notices and Directions.........................................

CALCULATION OF YIELDS AND TOTAL RETURNS.................................
         Money Market Sub-Account Yield Calculation............
         Other Sub-Account Yield Calculations..................
         Standard Total Return Calculations....................
         Adjusted Historical Portfolio Performance Data........
         Other Performance Data................................

DISTRIBUTION OF THE CONTRACT
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS.........................

STATE REGULATION...............................................

RECORDS AND REPORTS............................................

FINANCIAL STATEMENTS...........................................

APPENDIX

Appendix A

THE GENERAL ACCOUNT OPTIONS

 .........This  prospectus  is generally  intended to serve as a disclosure document  only for the contract and the
variable account. For complete details regarding the general account options, see the contract itself.

 .........Account  value allocated to the general account options becomes part of the general account of Transamerica, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act, and Transamerica has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the general account options.

 .........The general  account  options  are part of the general  account of
Transamerica.  The general  account of
Transamerica  consists of all the general assets of Transamerica,  other than those in the variable account,  or in
any other separate account. Transamerica has sole discretion to invest the assets of its general account subject to applicable law.

 .........The  allocation  or transfer of funds to the general  account  options does not entitle the owner to share
in the investment experience of Transamerica's general account.

 .........There are two general account options:  the fixed account and the guarantee period account, as described below.


                                THE FIXED ACCOUNT

 .........Currently,  Transamerica  guarantees  that it will credit interest at a rate of not less than 3% per year,
compounded  annually,  to  amounts  allocated  to the fixed  account  under the contracts.  However,  Transamerica
reserves the right to change the minimum rate according to state  insurance law.
  Transamerica  may credit interest
at a rate in excess  of 3% per  year.  There is no  specific  formula  for the determination  of  excess  interest
credits. Some of the factors that the company may consider in determining whether to credit excess interest to amounts  allocated to the fixed  account and the amount in that  account,  are general  economic  trends,  rates of
return currently available and anticipated on the company's investments, regulatory and tax requirements, and competitive factors.
======================================
               Any interest credited to amounts allocated to the fixed account in excess of 3% per year will be determined in the sole discretion of Transamerica. The owner assumes the risk that interest credited to the fixed account allocations may not exceed the minimum guarantee of 3% for any given year.
=====================================================================
================================================

 .........Rates  of interest credited to the fixed account will be guaranteed for at least twelve months and will vary by the timing and class of the allocation, transfer or renewal. At any time after the end of the twelve month period for a particular allocation, Transamerica may change the annual rate of interest for that class; this new annual rate of interest will remain in effect for at least twelve months. New purchase payments made to the contact which are allocated to the fixed account may receive different rates of interest and these rates of interest may differ from those interest rates credited amounts transferred from the variable sub-accounts or guarantee period account to the fixed account and from those credited amounts not transferred out but remaining in the fixed account from allocations applied under certain options and services.

Transfers

 .........Each  contract  year the owner may  transfer a  percentage  of the value of the fixed  account to variable
sub-accounts or to the guarantee  period account.  The maximum  percentage that may be transferred will be declared
annually by  Transamerica.  This percentage will be determined by  Transamerica at its sole  discretion,  but will
not be less  than  10% of the  value  of the  fixed  account  on the  preceding contract  anniversary  and will be
declared  each year.  Currently,  this  percentage  is 25%. The owner is limited to four  transfers  from the fixed
account  each  contract  year,  and the  total  of all  such  transfers  canno exceed  the  current  maximum.  If
Transamerica  permits  dollar  cost  averaging  from the fixed  account  to the variable  sub-accounts,  the above
restrictions are not applicable.

 .........Generally,  transfers  may  not be made  from  any  variable  sub-
account to the fixed account for the six-month period following any transfer from the fixed account to one or more of the  variable  sub-accounts.
Additionally, transfers may not be made from the fixed account to: 1) any guarantee period; 2) the Transamerica
VIF Money Market Sub-Account; and 3) any variable sub-account identified by Transamerica and investing in a portfolio of fixed income investments. Transamerica reserves the right to modify the limitations on transfers to
and from the fixed account and to defer transfers from the fixed account for up to six months from the date of request.


                          THE GUARANTEE PERIOD ACCOUNT

         The guarantee period account provides a guaranteed fixed rate of interest compounded annually for a specific guarantee period. Amounts allocated to the guarantee period account will be credited with interest of no less than 3% per year. Amounts withdrawn from a guarantee period account prior to the end of its guarantee period will be subject to an interest adjustment, as explained below.

         Each guarantee period offers a specified duration with a corresponding guaranteed interest rate. Currently Transamerica is offered three, five and seven year guarantee periods but these may change at any time.

==========================================================

              The owner bears the risk that, after the initial guarantee period, Transamerica will not credit interest in excess of three % per year to amounts allocated to the guarantee period account.
============================

         Each amount allocated or transferred to the guarantee period account will establish a new guarantee period of a duration selected by the owner from among those then being offered by Transamerica. Every guarantee period offered by Transamerica will have a duration of at least one year. The minimum amount that may be allocated or transferred to a guarantee period is $1,000. Purchase payments allocated to the guarantee period account will be credited on the date the payment is received at the Service Center. Any amount transferred from another guarantee period or from a variable sub-account to the guarantee period account will establish a new guarantee period as of the effective date of the transfer.

Guarantee Period

         Each guarantee period will have its own guaranteed interest rate and expiration date. The guaranteed interest rate applicable to a guarantee period will depend on the date the guarantee period is established and the duration chosen by the owner. A guarantee period chosen may not extend beyond the annuity date.

         Transamerica reserves the right to limit the maximum number of guarantee periods that may be in effect at any one time.

         Transamerica will establish effective annual rates of interest for each guarantee period. The effective annual rate of interest established by Transamerica for a guarantee period will remain in effect for the duration of the guarantee period.
         Interest will be credited to a guarantee period based on its daily balance at a daily rate which is equivalent to the guaranteed interest rate applicable to that guarantee period for amounts held during the entire guarantee period. Amounts withdrawn or transferred from a guarantee period prior to its expiration date will be subject to an Interest Adjustment as described below. In no event will the effective annual rate of interest applicable to a guarantee period be less than 3% per year.

Interest Adjustment

         If any amount is withdrawn or transferred from a guarantee period prior to its expiration date (excluding withdrawals for the purpose of paying the death benefit), the amounts withdrawn or transferred will be subject to an interest adjustment. The interest adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The interest adjustment is computed by multiplying the amount withdrawn or transferred by the following factor:

                   [(1 + I) divided by (1 + J + 0.005)]N/12 -1

         where:

         I        is the guaranteed interest rate in effect;

         J is the current interest rate available for a period equal to the number of years remaining in the guarantee period at the time of withdrawal or transfer (fractional years are rounded up to the next full year); and

         N is the number of full months remaining in the term at the time the withdrawal or transfer request is processed.

         In general the interest adjustment will operate to decrease the value upon withdrawal or transfer when the guaranteed interest rate in effect for that allocation is lower than the current interest rate (as of the date of the transaction) that would apply for a guarantee period equal to the number of full or fractional years remaining in the guarantee period as of that date. (For purposes of determining the interest adjustment, if the company does not offer a guarantee period of that duration, the applicable current interest rate will be determined by linear interpolation between current interest rates for two periods that are available). If the current interest rate thus determined plus 1/2 of one percent is greater than the guaranteed interest rate, the interest adjustment will be negative and amount withdrawn or transferred will be decreased. However, the value will never be decreased below the initial allocation plus daily interest at 3% interest per year. There are no positive interest adjustments.

Expiration of a guarantee period

         At least 45 days, but not more than 60 days, prior to the expiration date of a guarantee period, Transamerica will notify the owner as to the options available when a guarantee period expires. The owner may elect one of the following:

         (a)      transfer  the amount  held in that  guarantee  period to a new
                  guarantee   period   from  among   those   being   offered  by
                  Transamerica at such time.

         (b) transfer the amount held in that guaranteed period to one or more variable sub-accounts or to another general account option then available.

         Transamerica must receive the owner's notice electing one of these at the Service Center by the expiration date of the guarantee period. If such election has not been received by Transamerica at the Service Center, the amount held in that guarantee period will remain in the guaranteed period account and a new guarantee period of the same duration as the expiring guarantee period, if offered, will automatically be established by Transamerica with a new guaranteed interest rate declared by Transamerica for that guarantee period. The new guarantee period will start on the day following the expiration date of the previous guarantee period.

         If Transamerica is not currently offering guarantee period having the same duration as the expiring guarantee period, the new guarantee period will be the next longer duration, or if Transamerica is not offering a guarantee period longer than the duration of the expiring guarantee period, the next shorter duration. However, no guarantee period can extend beyond the annuity date.

         If the amount held in an expiring guarantee period is less than $1,000, Transamerica reserves the right to transfer such amount to the money market variable sub-account.

Appendix B

Example of Variable Accumulation Unit Value Calculations

         Suppose the net asset value per share of a portfolio at the end of the current valuation period is $20.15; at the end of the immediately preceding valuation period it was $20.10; the valuation period is one day; and no dividends or distributions caused the portfolio to go "ex-dividend" during the current valuation period. $20.15 divided by $20.10 is 1.002488. Subtracting the one day risk factor for mortality and expense risk charge and the administrative expense charge of .00367% (the daily equivalent of the current charge of 1.35% on an annual basis) gives a net investment factor of 1.00245. If the value of the variable accumulation unit for the immediately preceding valuation period had been 15.500000, the value for the current valuation period would be 15.53798 (15.5 x 1.00245).

Example of Variable Annuity Unit Value Calculations

         Suppose the circumstances of the first example exist, and the value of a variable annuity unit for the immediately preceding valuation period had been
13.500000. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 4% per year, the value of the variable annuity unit for the current valuation period would be 13.53163 (13.5 x 1.00245 (the net investment factor) x 0.999893). 0.999893 is the factor, for a one day valuation period, that neutralizes the assumed rate of four percent (4%) per year used to establish the variable annuity rates found in the contract.

Example of Variable Annuity Payment Calculations

         Suppose that the account is currently credited with 3,200.000000 variable accumulation units of a particular variable sub-account.

         Also suppose that the variable accumulation unit value and the variable annuity unit value for the particular variable sub-account for the valuation period which ends immediately preceding the first day of the month is 15.500000 and 13.500000 respectively, and that the variable annuity rate for the age and elected is $5.73 per $1,000. Then the first variable annuity payment would be:

         3.200 x 15.5 x 5.73 divided by 1,000 = $284.21,
         and the number of variable annuity units credited for future payments would be:
         284.21 divided by 13.5 = 21.052444.

         For the second monthly payment, suppose that the variable annuity unit value on the 10th day of the second month is 13.565712. Then the second variable annuity payment would be $285.59 (21.052444 x 13.565712).

                     STATEMENT OF ADDITIONAL INFORMATION FOR

                    TRANSAMERICA PROPRIETARY VARIABLE ANNUITY

                                    Issued By
                 Transamerica Life Insurance and Annuity Company

         This statement of additional information expands upon subjects discussed in the current prospectus for the Transamerica Variable Annuity ("contract") issued by Transamerica Life Insurance and Annuity Company ("Transamerica") through Separate Account VA-6. The owner may obtain a free copy of the prospectus by writing to: Transamerica Life Insurance and Annuity Company, Annuity Service Center, P.O. Box, 31848, Charlotte, NC 28202 or calling
(800) 258-4260, extension 5560. Terms used in the current prospectus for the contract are incorporated into this statement.

         The contract will be issued as a certificate under a group annuity contract in some states and as an individual annuity contract in other states. The term "contract" as used herein refers to both the individual contract and the certificates issued under the group contract.



   THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE PORTFOLIOS.











                               Dated ______, 1997

TABLE OF CONTENTS
                                                                     Page
THE CONTRACT
DOLLAR COST AVERAGING
NET INVESTMENT FACTOR
VARIABLE PAYMENT OPTIONS   Variable Annuity Units and Payments
         Variable Annuity Unit Value
         Transfers After the Annuity Date
GENERAL PROVISIONS

         Non-Participating
         Misstatement of Age or Sex
         Proof of Existence and Age
         Annuity Data
         Assignment

         Annual Report
         Incontestability

         Entire Contract
         Changes in the Contract
         Protection of Benefits
         Delay of Payments
         Notices and Directions
CALCULATION OF YIELDS AND TOTAL RETURNS
         Money Market Sub-Account Yield Calculation
         Other Sub-Account Yield Calculations
         Standard Total Return Calculations
         Adjusted Historical Portfolio Performance Data
         Other Performance Data
DISTRIBUTION OF THE CONTRACT
SAFEKEEPING OF VARIABLE ACCOUNT ASSETS
STATE REGULATION
RECORDS AND REPORTS
FINANCIAL STATEMENTS

THE CONTRACT

           The  following  pages  provides  additional   information  about  the
contract which may be of interest to some owners.


DOLLAR COST AVERAGING

         We reserve the right to send written notification to the owner as to the options available if termination of dollar cost averaging, either by the owner or by Transamerica, results in the value in the receiving sub-account(s) to which monthly transfers were made to be less than $1,000. The owner will have a reasonable period from the date our notice is mailed to:

         (a) transfer the value of the sub-account(s) to another sub-account with a value equal to or greater than $1,000; or

         (b) transfer funds from another sub-account into the receiving sub-account(s) to bring the value of that sub-account to at least $1,000; or

         (c) submit an additional purchase payment (subject to the $1000 minimum) to make the value of the sub-account equal to or greater than $1,000; or

         (d) transfer the entire value of the receiving sub-account(s) back into the source account from which the automatic transfers were made.

         If no election, in a form and manner acceptable to Transamerica, is made by the owner prior to the end of the allowed period, we reserve the right to transfer the value of the receiving sub-account(s) back into the source account from which the automatic transfers were made. Transfers made as a result of (a), (b), or (d) above will not be counted for purposes of the twelve transfers allowable without charge per contract year limitation.

NET INVESTMENT FACTOR

         For any sub-account of the variable account, the net investment factor for a valuation period, before the annuity date, is (a) divided by (b), minus
(c) minus (d):

         Where (a) is:

         The net asset value per share held in the sub-account, as of the end of the valuation period; plus the per-share amount of any dividend or capital gain distributions if the "exdividend" date occurs in the valuation period; plus or minus a per-share charge or credit as Transamerica may determine, as of the end of the valuation period, for taxes.

         Where (b) is:

         The net asset value per share held in the sub-account as of the end of the last prior valuation period.

         Where (c) is:

         The daily charge of 0.00329% (1.20% annually) for the mortality and expense risk charge times the number of calendar days in the current valuation period.

         Where (d) is:

         The daily administrative expense charge, currently 0.000411% (0.15% annually) times the number of calendar days in the current valuation period. This charge may be increased, but will not exceed 0.00096% (0.35% annually).

             A valuation day is defined as any day that the New York Stock Exchange is open.


VARIABLE PAYMENT OPTIONS
         The variable payment option provide for payments that fluctuate in dollar amount, based on the investment performance of these elected variable sub-account(s).

Variable Annuity Units and Payments

         For the first monthly payment, the number of variable annuity units credited in each variable sub-account will be determined by dividing: (a) the product of the portion of the value to be applied to the variable sub-account and the variable annuity purchase rate specified in the contract; by (b) the value of one variable annuity unit in that sub-account on the annuity date.

         The amount of each subsequent variable payment equals the product of the number of variable annuity units in each variable sub-account and the variable sub-account's variable annuity unit value as of the tenth day of the month before the payment due date. The amount of each payment may vary.

Variable Annuity Unit Value

         The value of a variable annuity unit in a variable sub-account on any valuation day is determined as described below.

         The net investment factor for the valuation period (for the appropriate payment frequency) just ended is multiplied by the value of the variable annuity unit for the sub-account on the preceding valuation day. The net investment factor after the annuity date is calculated in the same manner as before the annuity date and then multiplied by an interest factor. The interest factor equals (.999893)n where n is the number of days since the preceding valuation day. This compensates for the 4% interest assumption built into the variable annuity purchase rates. Transamerica may offer other assumed interest rates than 4%. The appropriate interest factor will be applied to compensate for the assumed interest rate.

Transfers After the Annuity Date

         After the annuity date, the owner may transfer variable annuity units from one sub-account to another, subject to certain limitations. (See "Transfers" page ___ of the prospectus.) The dollar amount of each subsequent monthly annuity payment after the transfer must be determined using the new number of variable annuity units multiplied by the variable sub-account's variable annuity unit value on the tenth day of the month preceding payment. Transamerica reserves the right to change this day of the month.

         The formula used to determine a transfer after the annuity date can be found in the Appendix to this statement of additional information.


GENERAL PROVISIONS

Non-Participating

         The contract is non-participating. No dividends are payable and the contract will not share in the profits or surplus earnings of Transamerica.

Misstatement of Age or Sex

         If the age or sex of the annuitant or any other measuring life has been misstated in the application, the settlement option payments under the contract will be whatever the annuity amount applied on the annuity date would purchase on the basis of the correct age or sex of the annuitant and/or other measuring life. Any overpayments or underpayments by Transamerica as a result of any such misstatement may be respectively charged against or credited to the settlement option payment or payments to be made after the correction so as to adjust for such overpayment or underpayment.

Proof of Existence and Age

         Before making any payment under the contract, Transamerica may require proof of the existence and/or proof of the age of the annuitant or any other measuring life, or any other information deemed necessary in order to provide benefits under the contract.

Annuity Data

         Transamerica will not be liable for obligations which depend on receiving information from a payee or measuring life until such information is received in a satisfactory form. Assignment

         No assignment of a contract will be binding on Transamerica unless made in writing and given to Transamerica at its Service Office. Transamerica is not responsible for the adequacy of any assignment. The owner's rights and the interest of any annuitant or non-irrevocable beneficiary will be subject to the rights of any assignee of record.

Annual Report

         At least once each contract year prior to the annuity date, the owner will be given a report of the current account value allocated to each sub-account of the variable account and any general account option. This report will also include any other information required by law or regulation. After the annuity date, a confirmation will be provided with every variable annuity payment.

Incontestability

         Each contract is incontestable from the contract effective date.

Entire Contract

         Transamerica has issued the contract in consideration and acceptance of the payment of the initial purchase payment and certain required information in an acceptable form and manner or, where state law requires, the application. In those states that require a written application, a copy of the application is attached to and is part of the contract and along with the contract constitutes the entire contract.

         The group annuity contract has been issued to a trust organized under Missouri law. However, the sole purpose of the trust is to hold the group annuity contract. The owner has all rights and benefits under the individual certificate issued under the group contract.

Changes in the Contract

         Only two authorized officers of Transamerica, acting together, have the authority to bind Transamerica or to make any change in the individual contract or the group contract or individual certificates thereunder and then only in writing. Transamerica will not be bound by any promise or representation made by any other persons.

         Transamerica may change or amend the individual contract or the group contract or individual certificates thereunder if such change or amendment is necessary for the individual contract or the group contract or individual certificates thereunder to comply with any state or federal law, rule or regulation.

Protection of Benefits

         To the extent permitted by law, no benefit (including death benefits) under the contract will be subject to any claim or process of law by any creditor.


Delay of Payments

         Payment of any cash withdrawal, lump sum death benefit, or variable payment or transfer due from the variable account will occur within seven days from the date the election becomes effective, except that Transamerica may be permitted to postpone such payment if: (1) the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted; or (2) an emergency exists as defined by the Securities and Exchange Commission (Commission), or the Commission requires that trading be restricted; or (3) the Commission permits a delay for the protection of owners.

         In addition, while it is our intention to process all transfers from the sub-accounts immediately upon receipt of a transfer request, we have the right to delay effecting a transfer from a variable sub-account for up to seven days. We may delay effecting such a transfer if there is a delay of payment from an affected portfolio. If this happens, then we will calculate the dollar value or number of units involved in the transfer from a variable sub-account on or as of the date we receive a transfer request in a acceptable form and manner, but will not process the transfer to the transferee sub-account until a later date during the seven-day delay period when the portfolio underlying the transferring sub-account obtains liquidity to fund the transfer request through sales of portfolio securities, new purchase payments, transfers by investors or otherwise. During this period, the amount transferred would not be invested in a variable sub-account.

         Transamerica may delay payment of any withdrawal from any general account options for a period of not more than six months after Transamerica receives the request for such withdrawal. If Transamerica delays payment for more than 30 days, Transamerica will pay interest on the withdrawal amount up to the date of payment. (See "Cash Withdrawals" page __ of the prospectus.)

Notices and Directions

         Transamerica  will  not  be  bound  by  any  authorization,  direction,
election  or  notice  which  is  not,  in  a  form  and  manner   acceptable  to
Transamerica, and received at our Service Center.

         Any written notice requirement by Transamerica to the owner will be satisfied by our mailing of any such required written notice, by first-class mail, to the owner's last known address as shown on our records.


CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Sub-Account Yield Calculation

         In accordance with regulations adopted by the Commission, Transamerica is required to compute the money market sub-account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the money market series or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the money market sub-account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual account fee, the mortality and expense risk charge and administrative expense charges and income and expenses accrued during the period. Because of these deductions, the yield for the money market sub-account of the variable account will be lower than the yield for the money market series or any comparable substitute funding vehicle.

         The Commission also permits Transamerica to disclose the effective yield of the money market sub-account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

         The yield on amounts held in the money market sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The money market sub-account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the money market series or substitute funding vehicle, the types and quality of portfolio securities held by the money market series or substitute funding vehicle, and operating expenses. In addition, the yield figures do not reflect the effect of any contingent deferred sales load (of up to 6% of purchase payments) that may be applicable to a contract.

Other Sub-Account Yield Calculations

         Transamerica may from time to time disclose the current annualized yield of one or more of the variable sub-accounts (except the money market sub-account) for 30-day periods. The annualized yield of a sub-account refers to the income generated by the sub-account over a specified 30-day period. Because this yield is annualized, the yield generated by a sub-account during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per variable accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

             YIELD=        2[{a-b + 1}6 -  1]
                                 cd

         Where:

         a  =     net  investment  income  earned  during the period by the
portfolio  attributable  to the shares
                  owned by the sub-account.
         b  =     expenses for the sub-account accrued for the period (net of reimbursements).
         c  =     the average daily number of variable accumulation units
outstanding during the period.
         d  =     the maximum offering price per variable accumulation unit on the last day of the period.

         Net investment income will be determined in accordance with rules established by the Commission. Accrued expenses will include all recurring fees that are charged to all contracts. The yield calculations do not reflect the effect of any contingent deferred sales load that may be applicable to a particular contract. contingent deferred sales load range from 6% to 0% of the amount of account value withdrawn depending on the elapsed time since the receipt of each purchase payment.

         Because of the charges and deductions imposed by the variable account, the yield for the sub-account will be lower than the yield for the corresponding portfolio. The yield on amounts held in the variable sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. The variable sub-account's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Standard Total Return Calculations

         Transamerica may from time to time also disclose average annual total returns for one or more of the sub-accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

         P{1 + T}n = ERV

         Where:
         P =               a hypothetical initial payment of $1,000
         T =               average annual total return
         n =               number of years
         ERV               = ending  redeemable  value of a hypothetical  $1,000
                           payment  made at the  beginning  of the one,  five or
                           ten-year  period  at the  end of the  one,  five,  or
                           ten-year  period  (or  fractional   portion  of  such
                           period).

         All recurring fees are recognized in the ending redeemable value. The standard average annual total return calculations will reflect the effect of any contingent deferred sales loads that may be applicable to a particular period.

Adjusted Historical Portfolio Performance Data

         Transamerica may also disclose "historic" performance data for a portfolio, for periods before the variable sub-account commenced operations. Such performance information will be calculated based on the performance of the portfolio and the assumption that the sub-account was in existence for the same periods as those indicated for the portfolio, with a level of contract charges currently in effect.

         This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales load) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales load).

Other Performance Data

         Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard described above. The non-standard format will be identical to the standard format except that the contingent deferred sales load percentage will be assumed to be 0%.

         Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the contingent deferred sales load percentage will be 0%.

         CTR = {ERV/P} -  1

         Where:
         CTR =             the cumulative total return net of sub-account
recurring charges for the period.
         ERV =             ending  redeemable  value of a hypothetical  $1,000
payment at the beginning of the one,
                           five, or ten-year period at the end of the one, five,
                           or  ten-year  period  (or  fractional  portion of the
                           period).
         P =               a hypothetical initial payment of $1,000.

         All non-standard performance data will be advertised only if the standard performance data is also disclosed.

DISTRIBUTION OF THE CONTRACT
         Transamerica Securities Sales Corporation ("TSSC") is principal underwriter of the contracts. TSSC may also serve as principal underwriter and distributor of other contracts issued through the variable account and certain other separate accounts of Transamerica and any affiliated of Transamerica. TSSC is a wholly owned subsidiary of Transamerica Insurance Corporation of California, which is a subsidiary of Transamerica Corporation. TSSC is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Transamerica pays TSSC for acting as the principal underwriter under a distribution agreement.

         TSSC has entered into sales agreements with other broker-dealers to solicit applications for the contracts through registered representatives who are licensed to sell securities and variable insurance products. These agreements provide that applications for the contracts may be solicited by registered representatives of the broker-dealers appointed by Transamerica to sell its variable life insurance and variable annuities. These broker-dealers are registered with the Commission and are members of the NASD. The registered representatives are authorized under applicable state regulations to sell variable life insurance and variable annuities.

         Under the agreements, applications for contracts will be sold by broker-dealers which will receive compensation as described in the Prospectus.

         The offering of the contracts is expected to be continuous and TSSC does not anticipate discontinuing the offering of the contracts. However, TSSC reserves the right to discontinue the offering of the contracts.

         During fiscal year 1996, no commissions were paid to TSSC as underwriter of the contracts; no amounts were retained by TSSC. The dollar amounts of commissions reflect the commissions paid to the various broker-dealers which range from 4% to 6%.

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

         Title to assets of the variable account is held by Transamerica. The assets of the variable account are kept separate and apart from Transamerica general account assets. Records are maintained of all purchases and redemptions of portfolio shares held by each of the sub-accounts.

STATE REGULATION

         Transamerica is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contract will be modified accordingly.

RECORDS AND REPORTS

         All records and accounts relating to the variable account will be maintained by Transamerica or by its Service Office. As presently required by the provisions of the 1940 Act and regulations promulgated thereunder which pertain to the variable account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to owners semi-annually at their last known address of record. FINANCIAL STATEMENTS

         Because the variable account has not yet commenced operations, there is no financial statement for the variable account.

         The financial statements for Transamerica included in this statement of additional information should be considered only as bearing on the ability of Transamerica to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets in the variable account.

APPENDIX

         Accumulation Transfer Formula

           Transfers after the annuity date are implemented according to the following formulas:

         (1) Determine the number of units to be transferred from the variable variable sub-account as follows:
         = AT/AUV1

         (2) Determine the number of variable accumulation units remaining in such variable sub-account (after the transfer):
         = UNIT1   AT/AUV1

         (3) Determine the number of variable accumulation units in the transferee variable sub-account (after the transfer):
         = UNIT2 + AT/AUV2

         (4) Subsequent variable accumulation payments will reflect the changes in variable accumulation units in each variable sub-account as of the next Variable Accumulation Payment's due date.

         Where:

         (AUV1) is the variable accumulation Unit value of the Variable sub-account that the transfer is being made from as of the end of the valuation Period in which the transfer request was received.

         (AUV2) is the variable accumulation unit value of the variable sub-account that the transfer is being made to as of the end of the valuation period in which the transfer request was received.

         (UNIT1) is the number of variable accumulation units in the Variable sub-account that the transfer is being made from, before the transfer.

         (UNIT2) is the number of variable accumulation units in the variable sub-account that the transfer is being made to, before the transfer.

         (AT)  is  the  dollar  amount  being   transferred  from  the  variable
sub-account.

                    Audited Consolidated Financial Statements



        Transamerica Life Insurance and Annuity Company and Subsidiaries


                                December 31, 1996

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 1996






Audited Consolidated Financial Statements

Report of Independent Auditors............................  1
Consolidated Balance Sheet................................  2
Consolidated Statement of Income..........................  3
Consolidated Statement of Shareholder's Equity............  4
Consolidated Statement of Cash Flows......................  5
Notes to Consolidated Financial Statements................  6

                                                                    1
4112/T-4
3/20/97







                                           REPORT OF INDEPENDENT AUDITORS



Board of Directors
Transamerica Life Insurance and Annuity Company


We have audited the accompanying consolidated balance sheet of Transamerica Life Insurance and Annuity Company and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Life Insurance and Annuity Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note A, Transamerica Life Insurance and Annuity Company and subsidiaries changed their method of accounting for certain debt securities effective January 1, 1994.





February 12, 1997



TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

                                                                                     December 31
                                                                            1996                     1995
                                                                   ---------------------     ------------
                                                                                (In thousands, except
                                                                                   for share data)
ASSETS

Investments:
   Fixed maturities available for sale                              $          13,687,899    $          12,951,154
   Equity securities available for sale                                            87,812                   52,930
   Mortgage loans on real estate                                                  395,855                  399,711
   Real estate                                                                        608                    3,426
   Policy loans                                                                    20,362                   16,619
   Other long-term investments                                                     11,302                   14,810
   Short-term investments                                                          33,790                   45,977
                                                                    ---------------------    ---------------------
                                                                               14,237,628               13,484,627
Cash                                                                                4,368                   22,421
Accrued investment income                                                         177,420                  170,838
Accounts receivable                                                                47,261                   19,501
Reinsurance recoverable on paid and unpaid losses                                  22,104                   19,165
Deferred policy acquisitions costs                                                248,442                  198,349
Other assets                                                                       35,544                   74,501
Separate account assets                                                         1,638,946                1,348,388
                                                                    ---------------------    ---------------------

                                                                    $          16,411,713    $          15,337,790
                                                                    =====================    =====================

LIABILITIES AND SHAREHOLDER'S EQUITY

Policy liabilities:
   Policyholder contract deposits                                   $          10,271,301    $           9,305,237
   Reserves for future policy benefits                                          3,150,082                3,242,722
   Policy claims and other                                                         40,241                   25,583
                                                                    ---------------------    ---------------------
                                                                               13,461,624               12,573,542

Income tax liabilities                                                            115,457                  192,436
Accounts payable and other liabilities                                            132,019                   95,913
Separate account liabilities                                                    1,638,946                1,348,388
                                                                    ---------------------    ---------------------
                                                                               15,348,046               14,210,279
Shareholder's equity:
   Common stock ($100 par value):
     Authorized--50,000 shares
     Issued and outstanding --15,300 shares                                         1,530                    1,530
   Additional paid-in capital                                                     241,791                  241,561
   Retained earnings                                                              632,098                  533,330
   Net unrealized investment gains                                                188,248                  351,090
                                                                    ---------------------    ---------------------
                                                                                1,063,667                1,127,511
                                                                    ---------------------    ---------------------

                                                                    $          16,411,713    $          15,337,790
                                                                    =====================    =====================



See notes to consolidated financial statements.



TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

                                                                                Year Ended December 31
                                                                        1996             1995             1994
                                                                 ----------------  ---------------  ----------
                                                                                    (In thousands)

Revenues:
   Premiums and other considerations                             $       219,381   $       294,163  $       201,182
   Net investment income                                               1,037,417           956,134          840,725
   Net realized investment gains (losses)                                  8,333            19,023             (740)
                                                                 ---------------   ---------------  ---------------
             TOTAL REVENUES                                            1,265,131         1,269,320        1,041,167


Benefits:
   Benefits paid or provided                                             937,084           860,118          731,117
   Increase in policy reserves and
     liabilities                                                          51,508           158,040          109,799
                                                                 ---------------   ---------------  ---------------
                                                                         988,592         1,018,158          840,916

Expenses:
   Amortization of deferred policy
     acquisition costs                                                    16,949            12,048           13,952
   Salaries and salary related expenses                                   46,261            38,846           32,791
   Other expenses                                                         63,993            46,889           41,025
                                                                 ---------------   ---------------  ---------------
                                                                         127,203            97,783           87,768
                                                                 ---------------   ---------------  ---------------
                                 TOTAL BENEFITS AND EXPENSES           1,115,795         1,115,941          928,684
                                                                 ---------------   ---------------  ---------------

             INCOME BEFORE INCOME TAXES                                  149,336           153,379          112,483

Provision for income taxes                                                50,568            80,532           39,163
                                                                 ---------------   ---------------  ---------------

                                                  NET INCOME     $        98,768   $        72,847  $        73,320
                                                                 ===============   ===============  ===============



See notes to consolidated financial statements.


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY


                                                                                                               Net
                                                                                                           Unrealized
                                                                           Additional                      Investment
                                                     Common Stock            Paid-in        Retained         Gains
                                                Shares        Amount         Capital       Earnings        (Losses)
                                                                (in thousands, except for share data)

Balance at January 1, 1994                       15,000    $     1,500   $    239,895   $     387,163    $       7,652

   Cumulative effect of change in
     accounting for investments                                                                                413,800
   Net income                                                                                  73,320
   Change in net unrealized
     investment gains (losses)                                                                                (637,116)

Balance at December 31, 1994                     15,000          1,500        239,895         460,483         (215,664)

   Net income                                                                                  72,847
   Common stock issued                              300             30
   Capital contributions from
     parent                                                                     1,666
   Change in net unrealized
     investment gains (losses)                                                                                 566,754

Balance at December 31, 1995                     15,300          1,530        241,561         533,330          351,090

   Net income                                                                                  98,768
   Capital contributions from
     parent                                                                       230
   Change in net unrealized
     investment gains                                                                                         (162,842)

Balance at December 31, 1996                     15,300    $     1,530   $    241,791   $     632,098    $     188,248
                                             ==========    ===========   ============   =============    =============



See notes to consolidated financial statements.



TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                      Year Ended December 31
                                                                           1996                1995               1994
                                                                     -----------------  ------------------  ----------
                                                                                          (In thousands)
OPERATING ACTIVITIES
   Net income                                                        $          98,768   $          72,847  $          73,320
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Changes in:
         Reinsurance recoverable
           and accounts receivable                                             (30,699)            (19,588)           (10,310)
         Policy liabilities                                                    589,476             647,724            563,969
         Other assets, accounts payable and other
           liabilities, and income taxes                                        66,536             (88,884)           (17,527)
       Policy acquisition costs deferred                                       (57,498)            (50,483)           (45,504)
       Amortization of deferred policy acquisition costs                        16,969              13,910             16,832
       Net realized gains on investment transactions                            (8,353)            (20,885)            (2,140)
       Other                                                                   (18,875)             26,818            (32,014)
                                                                     -----------------   -----------------  -----------------

                                            NET CASH PROVIDED BY
                                            OPERATING ACTIVITIES               656,324             581,459            546,626


INVESTMENT ACTIVITIES
   Purchases of securities                                                  (4,044,338)         (3,873,531)        (5,922,110)
   Purchases of other investments                                             (114,058)           (219,898)          (101,984)
   Sales of securities                                                       2,669,548           2,386,893          2,763,971
   Sales of other investments                                                  117,881              70,071             51,969
   Maturities of securities                                                    247,411             252,315          2,016,369
   Net change in short-term investments                                         12,187             (15,466)            11,345
  Other                                                                         (5,614)             (6,204)             2,253
                                                                     -----------------   -----------------  -----------------

                                                NET CASH USED BY
                                            INVESTING ACTIVITIES            (1,116,983)         (1,405,820)        (1,178,187)


FINANCING ACTIVITIES
   Additions to policyholder contract deposits                               4,254,998           3,321,069          2,311,431
   Withdrawals from policyholder contract deposits                          (3,812,392)         (2,477,169)        (1,680,994)
   Capital contribution from parent                                                  -                  30                  -
                                                                     -----------------   -----------------  -----------------

                                            NET CASH PROVIDED BY
                                            FINANCING ACTIVITIES               442,606             843,930            630,437
                                                                     -----------------   -----------------  -----------------

                                     INCREASE (DECREASE) IN CASH               (18,053)             19,569             (1,124)

Cash at beginning of year                                                       22,421               2,852              3,976
                                                                     -----------------   -----------------  -----------------

                                             CASH AT END OF YEAR     $           4,368   $          22,421  $           2,852
                                                                     =================   =================  =================



See notes to consolidated financial statements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: Transamerica Life Insurance and Annuity Company ("TALIAC") and its subsidiaries (collectively, "the Company") engage in providing life insurance, pension and annuity products, structured settlements and investments, which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which differ from statutory accounting practices prescribed or permitted by regulatory authorities.

Use of Estimates: Certain amounts reported in the accompanying consolidated financial statements are based on the management's best estimates and judgment. Actual results could differ from those estimates.

New Accounting Standards: In June of 1996, the Financial Accounting Standards Board issued a new standard on accounting for transfers of financial assets, servicing of financial assets and extinguishment of liabilities. The Company must adopt the standard in 1997. The standard requires that a transfer of financial assets be accounted for as a sale only if certain specified conditions for surrender of control over the transferred assets exist. When adopted, the standard is not expected to have a material effect on the consolidated financial position or results of operations of the Company.

In 1996, the Company adopted the Financial Accounting Standards Board's new standard on accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The standard requires that an impaired long-lived asset be measured based on the fair value of the asset to be held and used or the fair value less cost to sell of the asset to be disposed of. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1995, the Company adopted the Financial Accounting Standards Board's standard on accounting for impairment of loans which requires that an impaired loan be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. There was no material effect on the consolidated financial position or results of operations of the Company.

In 1994, the Company adopted the Financial Accounting Standards Board's standard on accounting for certain investments in debt and equity securities which requires the Company to report at fair value, with unrealized gains and losses excluded from earnings and reported on an after tax basis as a separate component of shareholder's equity, its investments in debt securities for which the Company does not have the positive intent and ability to hold to maturity. Additionally, such unrealized gains and losses are considered in evaluating deferred policy acquisition costs and policy liabilities, with any resultant adjustment also excluded from earnings and reported on an after tax basis in shareholder's equity. As of January 1, 1994, the impact of adopting the standard was to increase shareholder's equity by $413.8 million (net of deferred policy acquisition cost adjustment of $107.6 million and deferred taxes of $222.8 million) with no effect on net income.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of TALIAC and its subsidiaries, all of which operate primarily in the life insurance industry. TALIAC is a wholly owned subsidiary of Transamerica Occidental Life Insurance Company (the "parent") which is an indirect wholly owned subsidiary of Transamerica Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments:  Investments are shown on the following bases:

       Fixed maturities--All debt securities, including redeemable preferred stocks, are classified as available for sale and carried at fair value. The Company does not carry any debt securities principally for the purpose of trading. Prepayments are considered in establishing amortization periods for premiums and discounts and amortized cost is further adjusted for other-than-temporary fair value declines. Derivative instruments are also reported as a component of fixed maturities and are carried at fair value if designated as hedges of securities available for sale or at amortized cost if designated as hedges of liabilities. See Note K - Financial Instruments.

       Equity securities available for sale (common and nonredeemable preferred stocks)--at fair value. The Company does not carry any equity securities principally for the purpose of trading.

       Mortgage  loans  on  real  estate--at   unpaid  balances,   adjusted  for
       amortization  of  premium  or  discount,   less  allowance  for  possible
       impairment.

       Real estate--Investment real estate that the Company intends to hold for the production of income is carried at depreciated cost less allowance for possible impairment. Properties held for sale, primarily foreclosed assets, are carried at the lower of depreciated cost or fair value less estimated selling costs.

       Policy loans--at unpaid balances.

       Other  long-term   investments--at  cost,  less  allowance  for  possible
impairment.

       Short-term investments--at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined generally on a specific
identification basis. The Company reports realized gains and losses on investment transactions in the accompanying consolidated statement of income, net of the amortization of deferred policy acquisition costs when such amortization results from the realization of gains or losses other than as originally anticipated on the sale of investments associated with interest-sensitive products. Changes in fair values of fixed maturities available for sale and equity securities available for sale are included in net unrealized investment gains or losses after adjustment of deferred policy acquisition costs and reserves for future policy benefits, net of deferred income taxes as a separate component of shareholder's equity and, accordingly, have no effect on net income.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Policy Acquisition Costs (DPAC): Certain costs of acquiring new and renewal insurance contracts, principally commissions, medical examination and inspection report fees, and certain variable underwriting, issue and field office expenses, all of which vary with and are primarily related to the production of such business, have been deferred. DPAC for non-traditional life and investment-type products are amortized over the life of the related policies in relation to estimated future gross profits. DPAC for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized, using principally the same assumptions used for computing future policy benefit reserves. DPAC is adjusted as if the unrealized gains or losses on securities available for sale were realized. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Separate Accounts: The Company administers segregated asset accounts for certain holders of variable annuity contracts and other pension deposit contracts. The assets held in these Separate Accounts are invested primarily in fixed maturities, equity securities, other marketable securities, and short-term investments. The Separate Account assets are stated at fair value and are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the contract holders. Accordingly, investment income and realized gains and losses attributable to Separate Accounts are not reported in the Company's results of operations.

Policyholder Contract Deposits: Non-traditional life insurance products include universal life and other interest-sensitive life insurance policies. Investment-type products include single and flexible premium deferred annuities, single premium immediate annuities, guaranteed investment contracts, and other group pension deposit contracts that do not have mortality or morbidity risk. Policyholder contract deposits on non-traditional life insurance and investment-type products represent premiums received plus accumulated interest, less mortality charges on universal life products and other administration charges as applicable under the contract. Interest credited to these policies ranged from 3.2% to 9.5% in 1996 and 2.8% to 10% in 1995 and 1994.

Reserves for Future Policy Benefits: Traditional life insurance products primarily include limited-payment life insurance policies, annuities with life contingencies and term life insurance policies. The reserves for future policy benefits for traditional life insurance products have been provided on a net-level premium method based upon estimated investment yields, withdrawals, mortality, and other assumptions which were appropriate at the time the policies were issued. Such estimates are based upon past experience with a margin for adverse deviation. Interest assumptions range from 3.5% in earlier years to 11.25%. Reserves for future policy benefits are evaluated as if unrealized gains or losses on securities available for sale were realized and adjusted for any resultant premium deficiencies. Changes in such adjustments are included in net unrealized investment gains or losses on an after tax basis as a separate component of shareholder's equity and, accordingly, have no effect on net income.

Recognition of Revenue and Costs: Traditional life insurance contract premiums are recognized as revenue over the premium-paying period, with reserves for future policy benefits established from such premiums.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE A--SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues for universal life and investment products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed against policyholder account balances during the period. Expenses related to these products consist of interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Claim reserves include provisions for reported claims and claims incurred but not reported.

Reinsurance: Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Yearly renewable term reinsurance is accounted for the same as direct business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. The ceded amounts related to policy liabilities have been reported as an asset.

Income Taxes: TALIAC and its subsidiaries are included in the consolidated federal income tax returns filed by Transamerica Corporation, which by the terms of a tax sharing agreement generally requires TALIAC and its subsidiaries to accrue and settle income tax obligations in amounts that would result from filing separate tax returns with federal taxing authorities.

Deferred income taxes arise from temporary differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, based on enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

Fair Values of Financial Instruments: Fair values for debt securities are based on quoted market prices, where available. For debt securities not actively traded and private placements, fair values are estimated using values obtained from independent pricing services. Fair values for derivative instruments, including off-balance-sheet instruments, are estimated using values obtained from independent pricing services.

Fair values for equity securities are based on quoted market prices.

Fair values for mortgage loans on real estate and policy loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

The carrying amounts of short-term investments, cash, and accrued investment income approximate their fair value.

Fair values for liabilities under investment-type contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered by similar contracts with maturities consistent with those remaining for the contracts being valued. The liabilities under investment-type contracts are included in policyholder contract deposits in the accompanying consolidated balance sheet.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE B--INVESTMENTS

The cost and fair value of fixed maturities and equity securities available for sale are as follows (in thousands):


                                                                             Gross              Gross
                                                                          Unrealized         Unrealized             Fair
                                                          Cost               Gain               Loss                Value
December 31, 1996


   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                     $         133,066   $         14,715   $              49  $         147,732
   Obligations of states and political
     subdivisions                                            116,066              2,285                  46            118,305
   Foreign governments                                        30,162              2,057                   -             32,219
   Corporate securities                                    7,649,254            273,390              58,781          7,863,863
   Public utilities                                        1,700,327             80,106               8,331          1,772,102
   Mortgage-backed securities                              3,546,032            166,605              29,532          3,683,105
   Redeemable preferred stocks                                65,285             10,280               4,992             70,573
                                                   -----------------   ----------------   -----------------  -----------------

                         Total fixed maturities    $      13,240,192   $        549,438   $         101,731  $      13,687,899
                                                   =================   ================   =================  =================

   Equity securities                               $          31,749   $         58,095   $          2,032   $          87,812
                                                   =================   ================   ================   =================

December 31, 1995

   U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies                     $          63,123   $          5,612                      $         68,735
   Obligations of states and political
     subdivisions                                             90,371              3,080                                93,451
   Foreign governments                                        33,024              4,480                                37,504
   Corporate securities                                    5,718,182            445,286   $         10,797          6,152,671
   Public utilities                                        1,643,203            141,813              1,082          1,783,934
   Mortgage-backed securities                              4,502,214            296,683              6,116          4,792,781
   Redeemable preferred stocks                                18,727              3,757                406             22,078
                                                   -----------------   ----------------   ----------------   ----------------

                         Total fixed maturities    $      12,068,844   $        900,711   $         18,401   $     12,951,154
                                                   =================   ================   ================   ================

   Equity securities                               $          27,379   $         26,685   $          1,134   $         52,930
                                                   =================   ================   ================   ================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE B--INVESTMENTS (Continued)

The cost and fair value of fixed maturities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

                                                                                                  Fair
                                                                                Cost              Value
     Maturity

     Due in 1997                                                          $        283,203  $        290,779
     Due in 1998-2001                                                            2,610,341         2,636,570
     Due in 2002-2006                                                            2,344,952         2,401,802
     Due after 2006                                                              4,390,379         4,605,070
                                                                          ----------------  ----------------
                                                                                 9,628,875         9,934,221

     Mortgage-backed securities                                                  3,546,032         3,683,105
     Redeemable preferred stock                                                     65,285            70,573
                                                                          ----------------  ----------------

                                                                          $     13,240,192  $    13,687,899
                                                                          ================  ===============

The components of the carrying value of real estate are as follows (in thousands):

                                                                                1996              1995
                                                                          ---------------   ----------

     Investment real estate                                               $           608   $           628
     Properties held for sale                                                           -             2,798
                                                                          ---------------   ---------------

                                                                          $           608   $         3,426
                                                                          ===============   ===============


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE B--INVESTMENTS (Continued)

As of December 31, 1996, the Company held total investments in each of the following issuers, other than the United States Government or a United States Government agency or authority, which exceeded 10% of total shareholder's equity (in thousands) (See Note H.):

     Name of Issuer                       Carrying Value

     Transamerica Corporation          $           283,292
     MBNA Corporation                              240,861
     First U.S.A. Bank                             133,382
     Secured Bond Trust 1996-1                     128,945
     Dean Witter Discover Co.                      120,957

The carrying value of assets on deposit with public officials in compliance with regulatory requirements was $14.8 million at December 31, 1996.

Net investment income (expense) by major investment category is summarized as follows (in thousands):

                                                                            1996               1995               1994
                                                                       ---------------   ----------------   ----------

     Fixed maturities                                                  $      1,003,698   $        929,826   $        819,747
     Equity securities                                                            1,915                708              1,193
     Mortgage loans on real estate                                               33,432             26,322             22,310
     Real estate                                                                    320                462                908
     Policy loans                                                                   841                693                628
     Other long-term investments                                                   (518)               442                746
     Short-term investments                                                       4,685              5,375              3,316
                                                                       ----------------   ----------------   ----------------
                                                                              1,044,373            963,828            848,848
     Investment expenses                                                         (6,956)            (7,694)            (8,123)
                                                                       ----------------   ----------------   ----------------

                                                                       $      1,037,417   $        956,134   $        840,725
                                                                       ================   ================   ================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE B--INVESTMENTS (Continued)

Significant  components of net realized investment gains (losses) are as follows
(in thousands):

                                                                              1996               1995              1994
                                                                       ----------------  -----------------  -----------

     Net gains (losses) on disposition of investment in:
        Fixed maturities                                               $          6,247   $         29,272   $          3,380
        Equity securities                                                         7,023              3,206                372
        Other                                                                      (175)               220                (40)
                                                                       ----------------   ----------------   ----------------
                                                                                 13,095             32,698              3,712
     Provision for impairment                                                    (4,742)           (11,813)            (1,572)
     Accelerated amortization of DPAC                                               (20)            (1,862)            (2,880)
                                                                       ----------------   ----------------   ----------------

                                                                       $          8,333   $         19,023   $           (740)
                                                                       ================   ================   ================


The components of net gains on disposition of investment in fixed maturities are as follows (in thousands):
                                                                              1996              1995               1994
                                                                       ----------------  -----------------  -----------

     Gross gains                                                       $         22,962   $         31,163   $         22,868
     Gross losses                                                               (16,715)            (1,891)           (19,488)
                                                                       ----------------   ----------------   ----------------

                                                                       $          6,247   $         29,272   $          3,380
                                                                       ================   ================   ================

Proceeds from disposition of investments in fixed maturities available for sale were $2,899.9 million in 1996, $2,560.9 million in 1995 and $4,778.3 million in 1994.

The costs of certain investments have been reduced by the following allowances for impairment in value (in thousands):

                                                                                              December 31
                                                                                      1996              1995

     Fixed maturities                                                             $        22,495  $        29,430
     Mortgage loans on real estate                                                         11,031           10,031
                                                                                  ---------------  ---------------

                                                                                  $        33,526  $        39,461
                                                                                  ===============  ===============


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE B--INVESTMENTS (Continued)

The  components  of  net  unrealized   investment   gains  in  the  accompanying
consolidated balance sheet are as follows (in thousands):
                                                                          December 31,
                                                                  1996                    1995

     Unrealized gains on investment in:
        Fixed maturities                                  $            447,707   $            882,310
        Equity securities                                               56,063                 25,551
                                                          --------------------   --------------------
                                                                       503,770                907,861

     Fair value adjustments to:
        DPAC                                                           (19,159)               (28,723)
        Reserves for future policy benefits                           (195,000)              (339,000)
                                                          --------------------   --------------------
                                                                      (214,159)              (367,723)

     Related deferred taxes                                           (101,363)              (189,048)
                                                          --------------------   --------------------

                                                          $            188,248   $            351,090
                                                          ====================   ====================


NOTE C--DEFERRED POLICY ACQUISITION COSTS (DPAC)

Significant components of changes in DPAC are as follows (in thousands):

                                                                   1996                   1995                   1994
                                                          --------------------   --------------------   -------------

     Balance at beginning of year                         $            198,349   $            238,526   $            161,827

        Cumulative effect of change in
          accounting for investments                                         -                      -               (107,590)
        Amounts deferred:
          Commissions                                                   39,736                 34,717                 33,166
          Other                                                         17,762                 15,766                 12,338
        Amortization attributed to:
          Net gain on disposition of investments                           (20)                (1,862)                (2,880)
          Operating income                                             (16,949)               (12,048)               (13,952)
        Fair value adjustment                                            9,564                (76,750)               155,617
                                                          --------------------   --------------------   --------------------

     Balance at end of year                               $            248,442   $            198,349   $            238,526
                                                          ====================   ====================   ====================


TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE D--POLICY LIABILITIES

Components of policyholder contract deposits are as follows (in thousands):

                                                                                             December 31
                                                                                      1996                1995
                                                                              ------------------  ------------

    Liabilities for investment-type products                                   $       10,050,058  $        9,135,930
    Liabilities for non-traditional life insurance products                               221,243             169,307
                                                                               ------------------  ------------------

                                                                               $       10,271,301  $        9,305,237
                                                                               ==================  ==================

Reserves for future policy benefits were evaluated as if the unrealized gains on securities available for sale had been realized and adjusted for resultant premium deficiencies by $195 million as of December 31, 1996 and $339 million as of December 31, 1995.


NOTE E--INCOME TAXES

Components of income tax liabilities are as follows (in thousands):

                                                                                             December 31
                                                                                      1996                1995
                                                                              ------------------  ------------

     Current tax liabilities                                                   $              963  $            6,205
     Deferred tax liabilities                                                             114,494             186,231
                                                                               ------------------  ------------------

                                                                               $          115,457  $          192,436
                                                                               ==================  ==================

Significant components of deferred tax liabilities (assets) are as follows (in thousands):

                                                                                             December 31
                                                                                      1996                1995
                                                                              ------------------  ------------

     Deferred policy acquisition costs                                         $           85,629  $          114,032
     Unrealized investment gains                                                          101,363             189,048
     Life insurance policy liabilities                                                    (60,263)           (102,634)
     Provision for impairment of investments                                              (11,734)            (13,811)
     Other-net                                                                               (501)               (404)
                                                                               ------------------  ------------------

                                                                               $          114,494  $          186,231
                                                                               ==================  ==================

TALIAC offsets all deferred tax assets and liabilities and presents them in a single amount in the consolidated balance sheet.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE E--INCOME TAXES

Components of provision for income taxes are as follows (in thousands):

                                                                       1996                  1995                  1994
                                                               ------------------    ------------------    ------------

     Current tax expense                                       $           34,627    $           20,335    $           31,415
     Deferred tax expense                                                  15,941                60,197                 7,748
                                                               ------------------    ------------------    ------------------

                                                               $           50,568    $           80,532    $           39,163
                                                               ==================    ==================    ==================

The differences between federal income taxes computed at the statutory rate and the provision for income taxes as reported are as follows (in thousands):

                                                                       1996                  1995                  1994
                                                               ------------------    ------------------    ------------

     Income before income taxes                                $          149,336    $          153,379     $         112,483
     Tax rate                                                                  35%                   35%                   35%
                                                               ------------------    ------------------    ------------------
     Federal income taxes at statutory rate                                52,268                53,683                39,369
     Income not subject to tax                                               (855)                 (532)                 (254)
     Adjustment to deferred tax asset                                           -                28,300                     -
     Other                                                                   (845)                 (919)                   48
                                                               ------------------    ------------------    ------------------

                                                               $           50,568    $           80,532     $          39,163
                                                               ==================    ==================     =================

In 1995, the Company determined that certain deferred tax assets were not realizable and wrote down the deferred tax assets by $28.3 million.

Under the Life Insurance Company Income Tax Act of 1959, a portion of "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The balance in this account was frozen at December 31, 1983 pursuant to the Deficit Reduction Act of 1984. This amount becomes subject to tax when it exceeds a certain maximum or when cash dividends are paid therefrom. The policyholders' surplus account balance at December 31, 1996 was $20.3 million. At December 31, 1996, $610 million was available for payment of dividends without such tax consequences. No income taxes has been provided on the policyholders' surplus account since the conditions that would cause such taxes are remote.

Income taxes of $39.9 million, $29.0 million and $35.0 million, were paid principally to the parent in 1996, 1995, and 1994, respectively.


NOTE F--REINSURANCE

The Company is involved in both the cession and assumption of reinsurance with other companies. Risks are reinsured with other companies to permit the recovery of a portion of the direct losses, however, the Company remains liable to the extent the reinsuring companies do not meet their obligations under these reinsurance agreements.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE F--REINSURANCE (Continued)

The components of the Company's life insurance in force and premiums and other considerations are summarized as follows (in thousands):

                                                                 Ceded to                Assumed
                                            Direct                 Other                from the                 Net
                                            Amount               Companies               Parent                Amount
1996
   Life insurance in force,
     at end of year                  $        25,452,566   $         5,773,367   $                 -   $       19,679,199
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           140,479   $            34,965   $           113,867   $          219,381
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           663,344   $                68   $           273,808   $          937,084
                                     ===================   ===================   ===================   ==================

1995
   Life insurance in force,
     at end of year                  $        17,685,133   $         4,540,826   $                 -   $       13,144,307
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $           272,272   $            28,393   $            50,284   $          294,163
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           588,044   $               520   $           272,594   $          860,118
                                     ===================   ===================   ===================   ==================

1994
   Life insurance in force,
     at end of year                  $        11,419,732   $         4,475,693   $               154   $        6,944,193
                                     ===================   ===================   ===================   ==================

   Premiums and other
     considerations                  $            92,022   $            27,630   $           136,790   $          201,182
                                     ===================   ===================   ===================   ==================

   Benefits paid or
     provided                        $           464,873   $               320   $           266,564   $          731,117
                                     ===================   ===================   ===================   ==================


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Substantially all employees of the Company are covered by noncontributory defined pension benefit plans sponsored by the Company and the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Annual contributions to the plans generally include a provision for current service costs plus amortization of prior service costs over periods ranging from 10 to 30 years. Assets of the plans are invested principally in publicly listed stocks and bonds.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE G--PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Continued)

The Company's total pension costs (benefits) recognized for all plans were $(1.5) million in 1996, $0.4 million in 1995 and $0.8 million in 1994, all of which related to the plan sponsored by Transamerica Corporation. The plans sponsored by the Company are not material to the consolidated financial position of the Company.

The Company also participates in various contributory defined benefit programs sponsored by Transamerica Corporation that provide medical and certain other benefits to eligible retirees. Postretirement benefit costs charged to income were not significant in 1996, 1995 and 1994.


NOTE H--RELATED PARTY TRANSACTIONS

The Company has various transactions with Transamerica Corporation and certain of its affiliates in the normal course of operations. These transactions include premiums received for employee benefit services (none in 1996 or in 1995, and $0.7 million in 1994) administration of pension funds, loans and advances, investments in a money market fund managed by an affiliated company, rental of space, and other specialized services. At December 31, 1996, pension funds administered for these related companies aggregated $1,067.9 million and the investment in an affiliated money market fund, included in short-term investments, was $13.1 million.

During 1996, the Company transferred certain below investment grade bonds with an aggregate book value of $242 million, including an aggregate interest receivable of $5.6 million, to a special purpose subsidiary of Transamerica Corporation in exchange for assets with a fair value of $247.4 million, comprised of collateralized higher-rated bond obligations of $233.3 million issued by the special purpose subsidiary and cash of $14.1 million. The excess of fair value of the consideration received over the book value of the bonds transferred is included in net realized investment gains.

During 1995, the Company transferred real estate with an aggregate book value of $7.4 million to an affiliate within the Transamerica Corporation group of consolidated companies and cash of $25.2 million to the parent in exchange for mortgage loans of $35.1 million. The excess of fair value of the consideration received over the book value of the real estates transferred, net of related tax payable to the parent, is included as a capital contribution.

Included in the investment in fixed maturities available for sale is a note receivable from Transamerica Corporation of $50 million. The note receivable matures in 2013 and bears interest at 7%.


NOTE I--REGULATORY MATTERS

TALIAC and its subsidiaries are subject to state insurance laws and regulations, principally those of the Company's state of incorporation. Such regulations include the risk-based capital requirement and the restriction on the payment of dividends. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of 10% of the Company's statutory capital and surplus as of the preceding year end or the Company's statutory net income from operations for the preceding year. The insurance department of the domiciliary

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE I--REGULATORY MATTERS (Continued)

state recognizes these amounts as determined in conformity with statutory accounting practices prescribed or permitted by the insurance department, which vary in some respects from generally accepted accounting principles. The
Company's statutory net income and statutory capital and surplus which are represented by TALIAC's net income and capital and surplus are summarized as follows (in thousands):

                                                      1996                  1995                  1994
                                              -------------------   -------------------   ------------

     Statutory net income                     $            75,836    $            69,103   $            57,293
     Statutory capital and surplus, at
        end of year                                       596,526                527,276               447,239


NOTE J-COMMITMENTS AND CONTINGENCIES

The Company issues synthetic guaranteed investment contracts which guaranty, in exchange for a fee, the liquidity of pension plans to pay certain qualified benefits if other sources of plan liquidity are exhausted. Unlike traditional guaranteed investment contracts, the plan sponsor retains the credit risk in a synthetic contract while the Company assumes some limited degree of interest rate risk. To minimize the risk of loss, the Company underwrites these contracts based on plan sponsor agreement, at the inception of the contract, on investment guidelines to be followed, including overall portfolio credit and maturity requirements. Adherence to these investment requirements is monitored regularly by the Company. At December 31, 1996, commitments to maintain liquidity for benefit payments on notional amounts of $1.9 billion were outstanding compared to $620 million at December 31, 1995.

The Company is subject to mandatory assessments by state guaranty funds to cover losses to policyholders of those insurance companies that are under regulatory supervision. Certain states allow such assessments to be used to reduce future premium taxes. The Company estimates and recognizes its obligation for guaranty fund assessments, net of premium tax deductions, based on the survey data provided by National Organization of Life and Health Insurance Guaranty Associations. At December 31, 1996 and 1995, the estimated exposures and the resultant accruals recorded were not material to the consolidated financial position or results of operations of the Company.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE J-COMMITMENTS AND CONTINGENCIES (Continued)

Substantially all leases of the Company are operating leases principally for the rental of real estate. Rental expenses for equipment and properties were $6.9 million in 1996, $3.3 million in 1995 and $2.7 million in 1994. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 (in thousands):

  Year ending December 31:
              1997              $            1,837
              1998                           2,463
              1999                           2,399
              2000                           2,225
              2001                           2,181
          Later years                       17,033

                                $           28,138
                                ==================

The Company is a defendant in various legal actions arising from its operations. These include legal actions similar to those faced by many other major life insurers which allege damages related to sales practices for universal life policies sold between January 1981 and June 1996. In one such action, the Company and plaintiffs' counsel are working toward a settlement. Any such proposed settlement is subject to of significant contingencies, including approval by the court. The lawsuit may proceed if such contingencies are not satisfied. In the opinion of TALIAC, any ultimate liability which might result from such litigation would not have a materially adverse effect on the consolidated financial position of TALIAC or the results of its operations.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE K--FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

                                                                                       December 31
                                                      --------------------------------------------
                                                                      1996                                   1995
                                                      -----------------------------------    --------------------
                                                            Carrying             Fair            Carrying            Fair
                                                              Value              Value             Value             Value
Financial Assets:
   Fixed maturities available for sale                 $     13,687,899   $     13,687,899  $     12,951,154  $     12,951,154
   Equity securities available for sale                          87,812             87,812            52,930            52,930
   Mortgage loans on real estate                                395,855            413,798           399,711           452,204
   Policy loans                                                  20,362             20,362            16,619            16,619
   Short-term investments                                        33,790             33,790            45,977            45,977
   Cash                                                           4,368              4,368            22,421            22,421
   Accrued investment income                                    177,420            177,420           170,838           170,838

Financial Liabilities:
   Liabilities for investment-type contracts:
     Single and flexible premium
       deferred annuities                                     3,890,964          3,623,710         3,749,666         3,584,500
     Single premium immediate annuities                          90,133             90,256            81,178            86,905
     Guaranteed investment contracts                          2,790,663          2,811,556         2,619,768         2,696,459
     Other deposit contracts                                  3,278,298          3,319,115         2,685,318         2,747,908

Off-balance-sheet assets (liabilities):
   Interest rate swap agreements
     hedges of liabilities in a:
       Receivable position                                            -             37,348                 -            23,658
       Payable position                                               -             (5,095)                -            (3,086)




TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE K--FINANCIAL INSTRUMENTS (Continued)

The Company enters into various interest rate agreements in the normal course of business, primarily as a means of managing its interest rate exposure in connection with asset and liability management.

Interest rate swap agreements generally involve the periodic exchange of fixed rate interest and floating rate interest payments by applying a specified market index to the underlying contract or notional amount, without exchanging the underlying notional amounts. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial assets is recorded on an accrual basis as a component of net investment income. The differential to be paid or received on those interest rate swap agreements that are designated as hedges of financial liabilities is recorded on an accrual basis as a component of benefits paid or provided. While the Company is not exposed to credit risk with respect to the notional amounts of the interest rate swap agreements, the Company is subject to credit risk from potential nonperformance of counterparties throughout the contract periods. The amounts potentially subject to such credit risk are much smaller than the notional amounts. The Company controls this credit risk by entering into transactions with only a selected number of high quality institutions, establishing credit limits and maintaining collateral when appropriate.

Interest rate floor and cap agreements generally provide for the receipt of payments in the event the average interest rates during a settlement period fall below specified levels under interest rate floor agreements or rise above specified levels under interest rate cap agreements. A swaption generally provides for an option to enter into an interest rate swap agreement in the event of unfavorable interest rate movements. These agreements generally require upfront premium payments. The costs of swaptions and interest rate floor and cap agreements are amortized over the contractual periods and resulting amortization expenses are included in net investment income. Any conditional receipts under these agreements are recorded on an accrual basis as a component of net investment income if designated as hedges of financial assets or as a component of benefits paid or provided if designated as hedges of financial liabilities.

Gains of losses on terminated interest rate agreements are deferred and amortized over the remaining life of the underlying assets or liabilities being hedged.

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE K--FINANCIAL INSTRUMENTS (Continued)

The  information  on  derivative   instruments  is  summarized  as  follows  (in
thousands):

                                                                Aggregate             Weighted
                                                                Notional               Average
                                                                 Amount              Fixed Rate           Fair Value
December 31, 1996
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                $          240,035    $         6.69%      $            1,970
       Floating rate interest                                        245,905              6.76%                   5,711
       Floating rate interest based on one
         index  and receives floating rate
         interest based on another index                             312,118              -                      (8,989)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC
     pays:
       Fixed rate interest                                            60,000              4.39%                     333
       Floating rate interest                                      1,323,953              6.16%                  31,477
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                              58,585              -                         443
   Interest rate floor agreements                                    160,500              7.00%                  11,107
   Swaptions                                                       1,827,570              4.93%                  10,403

December 31, 1995
   Interest rate swap  agreements  designated as hedges of securities  available for sale, where TLC pays:
       Fixed rate interest                                $          145,173              7.87%      $           (5,708)
       Floating rate interest                                        140,000              5.65%                    (679)
       Floating rate interest based on one
         index  and receives floating rate
         interest based on another index                              65,000               -                       (229)
   Interest rate swap agreements designated as
     hedges of financial liabilities, where TLC
     pays:
       Fixed rate interest                                            60,000              4.39%                     741
       Floating rate interest                                        922,678              6.18%                  20,025
       Floating rate interest based on one
         index and receives floating rate
         interest based on another index                              52,000               -                       (110)
   Interest rate floor agreements                                    160,500              7.00%                  19,507
   Interest rate cap agreements                                      250,000              5.93%                     792
   Swaptions                                                       1,117,140              5.52%                  20,957

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE K--FINANCIAL INSTRUMENTS (Continued)

Generally, notional amounts indicate the volume of transactions and estimated fair values indicate the amounts subject to credit risk.

Activities with respect to the notional amounts are summarized as follows (in thousands):

                                             Beginning                                                                End
                                              of Year        Additions        Maturities       Terminations         of Year
1996:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       350,173  $      516,497  $        53,554  $         15,058   $       798,058
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                      1,034,678       1,411,285          902,225           101,200         1,442,538
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Interest rate cap agreements                   250,000               -          250,000                 -                 -
   Swaptions                                    1,117,140         820,000          109,570                 -         1,827,570
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $     2,912,491  $    2,747,782  $     1,315,349  $        116,258   $     4,228,666
                                          ===============  ==============  ===============  ================   ===============
1995:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $       184,777  $      246,791  $        59,948  $         21,447   $       350,173
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                        501,545       1,023,910          460,777            30,000         1,034,678
   Interest rate floor agreements                 160,500               -                -                 -           160,500
   Interest rate cap agreements                   100,000         250,000          100,000                 -           250,000
   Swaptions                                            -       1,117,140                -                 -         1,117,140
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $       946,822  $    2,637,841  $       620,725  $         51,447   $     2,912,491
                                          ===============  ==============  ===============  ================   ===============
1994:

   Interest rate swap agreements
     designated as hedges of
     securities available for sale        $        63,000  $      121,777                                      $       184,777
   Interest rate swap agreements
     designated as hedges of
     financial liabilities                        110,000         391,545                                              501,545
   Interest rate floor agreements                       -         160,500                                              160,500
   Interest rate cap agreements                         -         100,000                                              100,000
                                          ---------------  --------------  ---------------  ----------------   ---------------

                                          $       173,000  $      773,822  $             -  $              -   $       946,822
                                          ===============  ==============  ===============  ================   ===============

TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

December 31, 1996


NOTE K--FINANCIAL INSTRUMENTS (Continued)

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, fixed maturities and mortgage loans on real estate. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to investments in fixed maturities and mortgage loans on real estate are limited due to the large number of such investments and their dispersion across many different industries and geographic areas. At December 31, 1996, the Company had no significant concentration of credit risk.

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements:

     All required financial statements are included in Parts A and B of this Registration Statement.

     (b)  Exhibits:


     (1) Resolutions of Board of Directors of Transamerica Life Insurance and Annuity Company (the "Company") authorizing the creation of Separate Account VA-6 (the "Separate Account"). 1/

     (2) Not Applicable.

     (3) Form of Underwriting Agreement between the Company, the Separate Account and Transamerica Securities Sales Corporation.2/

     (4) Form of Flexible Premium Deferred Variable Annuity Contract. 2/

     (5) Form of Application for Flexible Premium Variable Annuity. 2/

     (6) (a)   Articles of Incorporation of Transamerica Life Insurance and
 Annuity Company.1/

         (b)   By-Laws of Transamerica Life Insurance and Annuity Company.1/

     (7) Not Applicable.

     (8) Form of Participation Agreements between the Company and the Funds.2/

     (9) Opinion and Consent of Counsel.2/

     (10)      (a)  Consent of Counsel.2/

         (b)   Consent of Independent Auditors.2/

     (11)      No financial statements are omitted from Item 23.

     (12)      Not Applicable.

     (13)      Performance Data Calculations.3/

     (14)      Not Applicable.

     (15)      Powers of Attorney.2/

     (27)        Financial Data Schedule 2/

----------------------------

1/ Incorporated by reference to the like numbered exhibit to the initial filing of the Registration Statement of Transamerica Life Insurance and Annuity Company's Separate Account VA-6 on Form N-4, File No. 333-9745, (August 8,
1996).

2/   Filed herewith.

3/   To be filed by subsequent pre-effective amendment.

Items 25.  Directors and Officers of the Depositor.

     The names of Directors and Executive Officers of the Company, their positions and offices with the Company, and their other affiliations are as follows. The address of Directors and Executive Officers is 1150 South Olive Street, Los Angeles, California 90015-2211, unless indicated by asterisk.

List of Directors of Transamerica Life Insurance and Annuity Company

Robert Abeles       Richard N. Latzer
Thomas J. Cusack
James W. Dederer    Karen MacDonald
        Gary U. Rolle'
Richard H. Finn
David E. Gooding     T. Desmond Sugrue
Edgar H. Grubb      Nooruddin Veerjee
Frank C. Herringer  Robert A. Watson

List of Officers for Transamerica Life Insurance and Annuity Company
Thomas J. Cusack    Chairman

Nooruddin S. Veerjee FSA      President
Robert Abeles  Executive Vice President and Chief Financial Officer
James W. Dederer CLU          General Counsel and Secretary
Nicki Bair FSA          Senior Vice President
Roy Chong-Kit  Senior Vice President and Chief Actuary
Bruce Clark         Senior Vice President
Karen MacDonald     Senior Vice President and Corporate Actuary
John O. Meyers          Senior Vice President
Richard N. Latzer       Chief Investment Officer
Gary U. Rolle' CFA      Chief Investment Officer
William R. Wellnitz FSA  Senior Vice President and Actuary
Stephen J. Ahearn    Investment Officer
Glen. E. Bickerstaff          Investment Officer
John M. Casparian       Investment Officer
Heather E. Creeden      Investment Officer
Colin Funai             Investment Officer
William L. Griffin  Investment Officer
Sharon K. Kilmer        Investment Officer
Matthew W. Kuhns    Investment Officer
Lyman Lokken            Investment Officer
Michael G. Luongo       Investment Officer
Thomas D. Lyon Investment Officer
Thomas C. Pokorski      Investment Officer
Susan A. Silbert        Investment Officer
Philip W. Treick    Investment Officer
Jeffrey S. Van Harte          Investment Officer
Paul Wintermute         Investment Officer
Lawrence M. Agin FSA          Vice President & Associate Actuary
Frank Beardsley               Vice President
Marsha Blackman         Vice President
Rose Ann Bremser    Vice President
David Chernow           Vice President
Matt Coben              Vice President
Thomas P. Dolan     Vice President
Paul Hankowitz MD       Vice President & Chief Medical Director
Thomas Hauptli          Vice President
Phoebe Huang   Vice President
Zahid Hussain  Vice President and Associate Actuary
Ahmad Kamil             Vice President & Associate Acutary
Michael Kappos Vice President
Kenneth Kiefer Vice President
Ken Kilbane         Vice President
James D. Lamb FSA       Vice President & Acutary
Maureen McCarthy    Vice President
Vic Modugno             Vice President & Associate Actuary
Mischelle Mullin        Vice President
Paul L. Norris FSA      Vice President & Actuary
Thomas P. O'Neill       Vice President
Alison B. Pettingall          Vice President
Donald P. Radisich      Vice President
William N. Scott FLMI         Vice President
Christina Stiver    Vice President
Karen Stout             Vice President
James O. Strand         Vice President
Alice Su            Vice President
Colleen Vandermark  Vice President
Richard L. Weinstein FSA      Vice President & Associate Actuary
Sally S. Yamada CPA, FLMI     Vice President & Treasurer
Reid A. Evers           Second Vice President & Assistant General Counsel
David Fairhall FSA      Second Vice President & Associate Actuary
Sharon Haley            Second Vice President
Karin Kemenes           Second Vice President
Emily Urbano            Second Vice President
Aldo Davanzo            Assitant Secretary
Kamran Haghighi     Tax Officer
Kim A. Tursky           Assistant Secretary
Virginia M. Wilson  Controller
James Wolfenden         Statement Officer



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     Registrant is a separate account of Transamerica Life Insurance and Annuity Company, is controlled by the Contract Owners, and is not controlled by or under common control with any other person. The Depositor, Transamerica Life Insurance and Annuity Company, is wholly owned by Transamerica Occidental Life Insurance Company, which is wholly owned by Transamerica Insurance Corporation of California (Transamerica-California). Transamerica-California may be deemed to be controlled by its parent, Transamerica Corporation.

     The following chart indicates the persons controlled by or under common control with Transamerica.


                     TRANSAMERICA CORPORATION AND SUBSIDIARIES
                      WITH STATE OR COUNTRY OF INCORPORATION
Transamerica Corporation

      ARC Reinsurance Corporation - Hawaii
      Inter-America Corporation - California
      Mortgage Corporation of America - California
      Pyramid Insurance Company, Ltd. - Hawaii
         Pacific Cable Ltd. - Bermuda
            TC Cable, Inc. - Delaware
      River Thames Insurance Company Limited - England
      RTI Holdings, Inc. - Delaware
      Transamerica Airlines, Inc. - Delaware
      Transamerica Asset Management Group, Inc. - Delaware
         Criterion Investment Management Company - Texas
      Transamerica CBO I, Inc. - Delaware
      Transamerica Corporation (Oregon) - Oregon
      Transamerica Delaware, L.P. - Delaware
      Transamerica Finance Group, Inc. - Delaware
         BWAC Twelve, Inc. - Delaware
            Transamerica Insurance Finance Corporation - Maryland
               Transamerica Insurance Finance Company (Europe) - Maryland
             Transamerica Insurance Finance Corporation, California - California
               Transamerica Insurance Finance Corporation, Canada - Ontario Transamerica Finance Corporation - Delaware
            TA Leasing Holding Co., Inc. - Delaware
               Trans Ocean Ltd. - Delaware
                  Trans Ocean Container Corp. - Delaware
                     Cool Solutions, Inc. - Delaware
                     TOD Liquidating Corp. - California
                     TOL S.R.L. - Italy
                     Trans Ocean Leasing Deutschland GMBH - Germany
                     Trans Ocean Leasing PTY Limited - Australia
                     Trans Ocean Management Corporation -
                     Trans Ocean Regional Corporate Holdings - California
                     Trans Ocean SARL - France
                     Trans Ocean Tank Services Corporation - Delaware
                  Trans Ocean Container Finance Corp. - Delaware
               Transamerica Leasing Inc. - Delaware
                  Better Asset Management Company LLC - Delaware
                  Greybox L.L.C. - Delaware
                  Transamerica Leasing Holdings Inc. - Delaware
                     Greybox Services Limited - United Kingdom
                     Intermodal Equipment, Inc. - Delaware
                        Transamerica Leasing N.V. - Belgium
                        Transamerica Leasing SRL - Italy
                     Transamerica Distribution Services Inc. - Delaware Transamerica Leasing Coordination Center - Belgium Transamerica Leasing do Brasil Ltda. - Brazil
                     Transamerica Leasing GmbH - West Germany
                     Transamerica Leasing Limited - United Kingdom
                        ICS Terminals (UK) Limited - United Kingdom
                     Transamerica Leasing Pty. Ltd. - Australia
                     Transamerica Leasing (Canada) Inc. - Canada
                     Transamerica Leasing (HK) Ltd. - Hong Kong
                     Transamerica Leasing (Proprietary) Limited - South Africa
                   Transamerica Tank Container Leasing Pty. Limited - Australia
                     Transamerica Trailer Holdings I Inc. - Delaware Transamerica Trailer Holdings II Inc. - Delaware Transamerica Trailer Holdings III Inc. - Delaware Transamerica Trailer Leasing AB - Sweden
                     Transamerica Trailer Leasing A/S - Denmark.
                     Transamerica Trailer Leasing GmbH - Germany
                     Transamerica Trailer Leasing S.A. - Fra.
                     Transamerica Trailer Leasing S.p.A. - Italy
                     Transamerica Trailer Leasing (Belgium) N.V. - Belg. Transamerica Trailer Leasing (Netherlands) B.V. - Neth. Transamerica Trailer Spain S.A. - Spn.
                     Transamerica Transport Inc. - NJ
            TELColorado Holding Co., Inc. - Delaware
            Transamerica Commercial Finance Corporation, I - Delaware
               BWAC Credit Corporation - Delaware
               BWAC International Corporation - Delaware
               Transamerica Business Credit Corporation - Delaware
                  The Plain Company - Delaware
               Transamerica Global Distribution Finance Corporation - Delaware Transamerica Inventory Finance Corporation - Delaware
                  BWAC Seventeen, Inc. - Delaware
                     Transamerica Commercial Finance Canada, Limited - Ontario
                   Transamerica Commercial Finance Corporation, Canada - Canada
                        TCF Commercial Leasing Corporation, Canada - Ontario
                  BWAC Twenty-One, Inc. - Delaware
                     Transamerica Commercial Holdings Limited - United Kingdom
                        Transamerica Commercial Finance Limited - United Kingdom Transamerica Trailer Leasing Limited - United Kingdom
                  Transamerica Commercial Finance Corporation - Delaware
                     TCF Asset Management Corporation - Colorado
                     Transamerica Joint Ventures, Inc. - Delaware
                  Transamerica Commercial Finance France S.A. - France Transamerica GmbH Inc. - Delaware
                     Transamerica Financieringsmaatschappij B.V. - Netherlands Transamerica GmbH - Germany - Germany
            Transamerica Finance Loan Company - Delaware
            Transamerica Financial Services Holding Company - Delaware
               Arcadia General Insurance Company - Arizona
               Arcadia National Life Insurance Company - Arizona
               First Credit Corporation - Delaware
               Pacific Agency, Inc. - Indiana
               Pacific Agency, Inc. - Nevada
               Pacific Finance Loans - California
               Pacific Service Escrow Inc. - Delaware
               Transamerica Acceptance Corporation - Delaware
                  Transamerica Financial Services Limited, United Kingdom - United Kingdom
               Transamerica Credit Corporation - Nevada
               Transamerica Credit Corporation (Washington) - Washington Transamerica Financial Consumer Discount Company (Pennsylvania) -
Pennsylvania
               Transamerica Financial Corporation - Nevada
                  Transamerica Financial Services Mortgage Company - Delaware
               Transamerica Financial Professional Services, Inc. - California Transamerica Financial Services - California
                  NAB Services, Inc. - California
               Transamerica Financial Services Company - Ohio
               Transamerica Financial Services Inc. - Hawaii
               Transamerica Financial Services Inc. - Minnesota
               Transamerica Financial Services of Dover, Inc. - Delaware Transamerica Financial Services, Inc. - Alabama
               Transamerica Financial Services, Inc. - British Columbia Transamerica Financial Services, Inc. - New Jersey
               Transamerica Financial Services, Inc. - Texas
               Transamerica Financial Services, Inc. - West Virginia Transamerica Insurance Administrators, Inc. - Delaware Transamerica Mortgage Company - Delaware
         Transamerica Financial Services Finance Co. - Delaware
         Transamerica HomeFirst, Inc. - California
      Transamerica Foundation - California
      Transamerica Information Management Services, Inc. - Delaware
      Transamerica Insurance Corporation of California - California
         Arbor Life Insurance Company - Arizona
         Plaza Insurance Sales, Inc. - California
         Transamerica Advisors, Inc. - California
         Transamerica Annuity Service Corporation - New Mexico
         Transamerica Financial Resources, Inc. - Delaware
            Financial Resources Insurance Agency of Texas - Texas
            TBK Insurance Agency of Ohio, Inc. - Ohio
            Transamerica Financial Resources Insurance Agency of Alabama Inc.
 - Alabama
      Transamerica Financial Resources Insurance Agency of Massachusetts Inc. - Massachusetts
         Transamerica International Insurance Services, Inc. - Delaware
            Home Loans and Finance Ltd. - United Kingdom
         Transamerica  Occidental Life Insurance  Company - California  Bulkrich
            Trading Limited - Hong Kong First Transamerica Life Insurance Company - New York NEF Investment Company - California Transamerica Life Insurance and Annuity Company - North Carolina
               Transamerica Assurance Company - Colorado
            Transamerica Life Insurance Company of Canada - Canada
            Transamerica Variable Insurance Fund, Inc. - Maryland
            USA Administration Services, Inc. - Kansas
         Transamerica Products, Inc. - California
            Transamerica Leasing Ventures, Inc. - California
            Transamerica Products II, Inc. - California
            Transamerica Products IV, Inc. - California
            Transamerica Products I, Inc. - California
         Transamerica Securities Sales Corporation - Maryland
         Transamerica Service Company - Delaware
      Transamerica International Holdings, Inc. - Delaware
      Transamerica Investment Services, Inc. - Delaware
         Transamerica Income Shares, Inc. (managed by TA Investment Services)
 - Maryland
      Transamerica LP Holdings Corp. - Delaware
      Transamerica Properties, Inc. - Delaware
         Transamerica Retirement Management Corporation - Delaware
      Transamerica Real Estate Tax Service (A Division of Transamerica Corporation) - N/A
         Transamerica Flood Hazard Certification (A Division of TA Real Estate Tax Service) - N/A
      Transamerica Realty Services, Inc. - Delaware
         Bankers Mortgage Company of California - California
         Pyramid Investment Corporation - Delaware
         The Gilwell Company - California
         Transamerica Affordable Housing, Inc. - California
         Transamerica Minerals Company - California
         Transamerica Oakmont Corporation - California
         Ventana Inn, Inc. - California
      Transamerica Telecommunications Corporation - Delaware

                     *Designates INACTIVE COMPANIES
                  A Division of Transamerica Corporation
       Limited Partner; Transamerica Corporation is General Partner


Item 27.  Number of Contractowners

     None.

Item 28.  Indemnification

Transamerica Life Insurance and Annuity Company's Articles of Incorporation provide in Article VIII as follows:

     To the full extent from time to time permitted by law, no person who is serving or who has served as a director of the Corporation shall be personally liable in any action for monetary damages for breach of his or her duty as a director, whether such action is brought by or in the right of the corporation or otherwise. Neither the amendment or repeal of this Article nor inconsistent with this Article, shall eliminate or reeduce the protection afforded by this Article to a director of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arising prior to such amendment, repeal or adoption.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The directors and officers of Transamerica Life Insurance and Annuity Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers.
Item 29. Principal Underwriter

     (a) Transamerica Securities Sales Corporation, the principal underwriter, is also the underwriter for: Transamerica Investors, Inc.; Transamerica Variable Insurance
Fund, Inc.;  Transamerica Occidental Life Insurance Company's Separate Accounts:
VA-2; VA-2L; VA-2NL; VA-2NLNY; VA-5; and VA-5NLNY; Transamerica Life Insurance and Annuity Company's Separate Accounts VL and VA-1. The Underwriter is wholly-owned by Transamerica Insurance Corporation of California.

     (b) The following table furnishes information with respect to each director and officer of the principal Underwriter currently distributing securities of the registrant:

     Barbara Kelley      Director & President
     Regina Fink         Director & Secretary
       Nooruddin Veerjee   Director
     Dan Trivers         Senior Vice President
     Nicki Bair          Vice President
     Chris Shaw          Second Vice President
     Ben Tang       Treasurer

Item 30.  Location of Accounts and Records

     Physical possession of each account, book, or other document required to be maintained is kept at the Company's offices at 101401 North Tryon Street, Charlotte, North Carolina 28202.

Item 31.  Management Services

     Not applicable.

Item 32.  Undertakings

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.


     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

    (d) Transamerica hereby represents that the fees and charges deducted under the
Contracts are reasonable in the aggregate in relation to services rendered, expenses expected to be incurred and risks assumed by Transamerica.

                                SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, Transamerica Life Insurance and Annuity Company certifies that it has caused this registration statement to be signed on its behalf in the City of Los Angeles, State of California, on the day of August, 1996.

                            SEPARATE ACCOUNT VA-6 OF
                           TRANSAMERICA LIFE INSURANCE
                                   AND ANNUITY COMPANY
                                   (REGISTRANT)

                           TRANSAMERICA LIFE INSURANCE
                                   AND ANNUITY COMPANY
                                   (DEPOSITOR)


                          ----------------------------
                                   Aldo Davanzo
                                   Assistant Secretary


     As required by the Securities Act of 1933, this Registration Statement has been signed below on August 21, 1997 by the following persons or by their duly appointed attorney-in-fact in the capacities specified:

Signatures                              Titles                             Date


______________________*       President and Director,
                    Chief Executive  Officer       August 21, 1997
Nooruddin S. Veerjee

______________________*       Director                      August 21_, 1997
Robert Abeles

______________________*       Chairman and Director  August 21_, 1997
Thomas J. Cusack

______________________*       Director                      August 21_, 1997
James W. Dederer

______________________*       Director                      August 21_, 1997
Richard H. Finn

______________________*       Director                      August 21_, 1997
David E. Gooding

______________________*       Director                      August 21_, 1997
Edgar H. Grubb


______________________*       Director                      August 21_, 1997
Frank C. Herrringer

______________________*       Director                      August 21_, 1997
Richard N. Latzer


______________________*       Director                      August 21_, 1997
Karen MacDonald

______________________*       Director                      August 21_, 1997
Gary U. Rolle'

______________________*       Director                      August 21_,  1997
T. Desmond Sugrue

______________________*       Director                      August 21_,  1997
Robert A. Watson


_________________________     On August 21, 1997 as Attorney-in-Fact
                                        pursuant to
*By:  Aldo Davanzo                 powers of attorney filed herewith.

                                 Exhibits
(3) Form of Underwriting Agreement

(4) Form of Flexible Premium Deferred Variable Annuity Contract

(5) Application for Flexible Premium Variable Annuity

(8) Form of Participation Agreement .

(9) Opinion and Consent of Counsel.

(10)      (a)  Consent of Counsel.

          (b)   Consent of Independent Auditors.

(15)      Powers of Attorney.

(27)        Financial Data Schedule

Exhibit (3)
Form of Underwriting Agreement

                      DISTRIBUTION AGREEMENT BETWEEN
              TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
          AND TRANSAMERICA SECURITIES SALES CORPORATION


     This Agreement (the "Agreement") made as of this 1st day of August, 1997, by and between TRANSAMERICA INSURANCE SECURITIES SALES CORPORATION (the "Distributor"), a corporation organized and existing under the laws of the State of Maryland with its principal place of business in Los Angeles, California, and TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY (the "Company"), an insurance company organized and existing under the laws of the State of North Carolina with its principal place of business in Charlotte, North Carolina, for itself and on behalf of certain of its separate accounts.

                            W I T N E S S E T H

     WHEREAS, the Company may establish and maintain a class or classes of variable insurance contracts as set forth on Schedule 1 to this Agreement, as may be amend from time to time in accordance with Section 18 of this Agreement, and including any riders to such contracts and any other contract offered in connection therewith (collectively the "Contracts") (A "class of Contracts" shall mean those Contracts issued by the Company on the same policy form or forms and covered by the same Registration Statement.); and

     WHEREAS, the Distributor, a wholly-owned subsidiary of Transamerica Insurance Corporation of California, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"); and

     WHEREAS, the parties desire to have the Distributor act as the principal underwriter for and in connection with the sale of the Contracts to the public and assume full responsibility for the securities activities of each "associated person" (as that term is defined in Section 3(a)(18) of the 1934 Act) of the Distributor, including each associated person of the Distributor engaged in the offer and sale of the Contracts (a "Representative"); and

     WHEREAS, the Distributor and the Company acknowledge that the Company is best suited to provide certain administrative functions in connection with the Contracts, subject at all times to the control and direction of the Distributor with respect to the broker-dealer operations;

     NOW, THEREFORE, in consideration of the mutual promises and undertakings herein contained, the Distributor and the Company agree as follows:

     1.   Definitions
          a. Fund -- An investment company serving as the funding medium for any Contracts, specified in Schedule 2 to this Agreement as in effect at the time this Agreement is executed, and such other investment companies that may be added to Schedule 2 from time to time in accordance with Section 18 of this Agreement.
          b. Intermediary Distributors -- A person registered as a broker-dealer and licensed as a life insurance agent or affiliated with a person so licensed, and authorized to distribute the Contracts pursuant to a sales agreement as provided for in Section 2 of this Agreement (the "Sales Agreement").
          c. Separate Account -- Each separate account of the Company specified on Schedule 3 to this Agreement as in effect at the time this Agreement is executed, and such other separate accounts of the Company that may be added to Schedule 3 from time to time in accordance with Section 18 of this Agreement, each of which will be approved by the Commissioner of Insurance of the State of California under Section 10506 of the California Insurance Code.

     2. Distribution Duties and Responsibilities. The Distributor shall act as principal underwriter for the Contracts in connection with their sale during the term of this Agreement in each state or other jurisdiction where they may legally be sold (the "Territory"). The Distributor is authorized to solicit applications for the Contracts ("Applications") directly from customers and prospective customers in the Territory and to select all persons who will be authorized to engage in solicitation activities with respect to the Contracts. Such selection activity shall include the recruitment and appointment of third parties to act as distributors. In turn such third parties may be authorized as Intermediary Distributors to engage in solicitation activities, including the solicitation of Applications directly from customers and prospective customers in the Territory and/or as Intermediary Distributors to recruit other third parties to act as Intermediary Distributors, in each case as the Company and the Distributor shall agree to. The Distributor shall enter into separate written Sales Agreements with each such Intermediary Distributor. Such Sales Agreements will be substantially in the form attached to this Agreement as Exhibit A, but may include such additional or alternative terms and conditions that are not otherwise inconsistent with this Agreement, subject to the Company's review and prior written consent (which may be given by facsimile), which consent will not be unreasonably withheld, and which will be deemed to have been given if the Company has not responded in writing (by facsimile or otherwise) within 10 calendar days. The Distributor will provide the Company with a profile on each Intermediary Distributor. The Distributor shall use its best efforts to market the Contracts actively, both directly and through Intermediary Distributors.
     The Distributor shall have the power and authority to select and recommend Representatives of the Distributor, and to authorize an Intermediary Distributor to select and recommend representatives of such Intermediary Distributor (the "Intermediary's Representatives"), for appointment as agents of the Company, and only such Representatives and Intermediary's Representatives shall become agents of the Company with authority to engage in solicitation activities with respect to the Contracts. The Distributor shall be solely responsible for background investigations of its Representatives to determine their qualifications, good character and moral fitness to sell the Contracts, and pursuant to the Sales Agreement, each Intermediary Distributor shall be solely responsible for background investigations of its Intermediary's Representatives to determine their qualifications, good character and moral fitness to sell the Contracts. The Company shall appoint in the appropriate states or jurisdictions such selected and recommended agents, provided that the Company reserves the right, which right shall not be exercised unreasonably, to refuse to appoint as agent any Representative or Intermediary's Representative, or, once appointed, to terminate the same at any time with or without cause. No other individuals, persons or entities, other than affiliates of the Company, shall have authority to engage in solicitation activities with respect to the Contracts, without the express prior written consent of the Distributor.
     The Distributor shall at all times be an independent contractor, and shall be under no obligation to produce any particular amount of sales of the Contracts. Anything in this Agreement to the contrary notwithstanding, the Company retains ultimate responsibility for the direction and control of the services provided under this Agreement, and the ultimate right to control the sale of the Contracts, including the right to suspend sales in any jurisdiction or jurisdictions, to appoint and discharge agents of the Company, or to refuse to sell a Contract to any applicant for purchase of a Contract (an "Applicant") for any reason whatsoever. The Distributor and the Distributor's Representatives shall not have the authority, and shall not grant the authority to Intermediary Distributors or the Intermediary's Representatives, on behalf of the Company: to make, alter or discharge any Contract or other contract entered into pursuant to a Contract; to waive any Contract forfeiture provision; to extend the time of paying any premium on the Contracts; or to receive any monies or premiums (except for the sole purpose of forwarding such monies or premiums to the Company). The Distributor shall not possess or exercise any authority on behalf of the Company other than that expressly conferred upon the Distributor by this Agreement.

     3. Filings, Marketing Materials and Representatives. The Distributor will assume full responsibility for the securities activities of its Representatives, and, similarly, each Intermediary Distributor shall assume, pursuant to the Sales Agreement, full responsibility for the Intermediary's Representatives' securities activities, including compliance with the NASD Rules of Fair Practice and any applicable state securities laws and regulations. The Distributor, either directly or indirectly through the Company as its agent, shall: (a) make timely filings with the SEC, the NASD, and any other appropriate securities regulatory authorities of any advertisements, sales literature, or other materials relating to the Contracts, as required by law or regulation to be filed; (b) make available to the Company for approval copies of all agreements and other written plans and documents relating to the sale of the Contracts, and shall, if necessary, submit such agreements and other plans and documents to the appropriate securities regulatory authorities for approval prior to their use;
(c) assist its Representatives in their efforts to prepare themselves to pass any and all applicable NASD and state insurance qualification examinations; (d) register its Representatives with the NASD and any other appropriate securities regulatory authorities; and (e) supervise and control their Representatives in the performance of their selling activities. The Intermediary Distributors, pursuant to each Sales Agreement, shall have similar responsibilities with regard to the assistance, registration, supervision and control of the Intermediary's Representatives. In connection with obtaining the clearances of the appropriate regulatory authorities, the parties agree to use their best efforts to obtain such clearances as expeditiously as possible, and shall not use any sales material, plan, or other agreement in any jurisdiction unless the appropriate filings have been made and approvals obtained that are necessary to make their use proper and legal therein.
     The Distributor will take reasonable steps to ensure that the Representatives do not make any recommendations to Applicants for the purchase of a Contract(s) in the absence of reasonable grounds to believe that the purchase of such Contracts is suitable for the Applicants. Determinations of suitability will be based on various types of information including, but not limited to, information furnished to a Representative by an Applicant after reasonable inquiry by the Representative concerning the Applicant's insurance and investment objectives, financial situation, and needs, including the likelihood that the Applicant will be financially able to make sufficient premium payments to derive the benefits from the Contracts. Likewise, pursuant to each Sales Agreement, each Intermediary Distributor shall take reasonable steps to ensure that the Intermediary's Representatives do not make any recommendations to any Applicant in the absence of reasonable grounds to believe that the purchase of such Contracts is suitable for the Applicant, with determinations of suitability based upon the factors set forth immediately above.
     The Distributor will not encourage a prospective Applicant to surrender or exchange an insurance contract in order to purchase a Contract, nor will the Distributor encourage any existing holder of a Contract (a "Contractholder") to surrender or exchange a Contract in order to purchase another insurance contract. Likewise, each Intermediary Distributor, pursuant to each Sales Agreement with the Distributor, shall not encourage a prospective Applicant to surrender or exchange an insurance contract in order to purchase a Contract, nor encourage any Contractholder to surrender or exchange a Contract in order to purchase another insurance contract. The obligations under this paragraph are subject to applicable NASD Rules of Fair Practice and any other applicable laws, regulations and regulatory guidelines.
     The Distributor and each Intermediary Distributor, pursuant to each Sales Agreement, each shall take reasonable steps to ensure that their respective Representatives or Intermediary's Representatives do not use any advertisement, sales literature, or other promotional material which has not been specifically approved in advance by the Company; and the Company, as agent for the Distributor, shall be responsible for filing such items, as necessary, with the SEC, the NASD, and any other appropriate securities regulatory authorities, and, where necessary, shall obtain the approvals of such authorities. No associated person, either of the Distributor or of any Intermediary Distributor, shall, in connection with the offer and sale of the Contracts, make any representation or communicate any information regarding the Contracts or the Company, which is not inconsistent with (i) materials approved by the Company for distribution to the public, or (ii) a current prospectus relating to the Contracts, or (iii) the then effective registration statements under the Securities Act of 1933 (the "1933 Act") for the Contracts.

     4. Offer, Sale and Acceptance of Applications. The Company will undertake to appoint the Representatives and Intermediary's Representatives as life insurance agents of the Company, and will be responsible for ensuring that only agents properly qualified under the insurance laws of all relevant jurisdictions will engage in the offer and sale of the Contracts. Completed Applications shall be transmitted directly to the Company for acceptance or rejection by the Company in its sole discretion, in accordance with its insurance underwriting and selection rules. Initial and subsequent premium payments under the Contracts shall be made payable to the Company, and when such payments are received by a Representative or Intermediary's Representative they shall be held in a fiduciary capacity and forwarded promptly, and in any event not later than two business days, in full to the Company. All such premium payments, whether by check, money order or wire, shall be the property of the Company.

     5. Undertakings. The Distributor, in order to discharge its duties under this Agreement, may designate certain employees of the Company to become limited or general securities principals of the Distributor, and the Company will use its best efforts to ensure the cooperation of such employees. These individuals will perform various functions on behalf of the Distributor, including, but not limited to, supervision of the securities sales activities of the Representatives and enforcement of the compliance rules and procedures of the Distributor. All books and records relating to the Distributor's operations shall: (a) be maintained and preserved by the Company as agent for the Distributor, in conformity with the requirements of SEC Rules 17a-3 and 17a-4 under the 1934 Act; (b) be and remain the property of the Distributor; and (c) be at all times subject to inspection by the SEC and the NASD in accordance with
Section 17(a) of the 1934 Act.
     The Distributor will fully cooperate with the Company in executing such papers and performing such acts as may be reasonably requested by the Company from time to time for the purpose of: (a) maintaining the registration of the Contracts under the 1933 Act, and of the Separate Account(s) under the Investment Company Act of 1940 (the "1940 Act"); and (b) maintaining the qualification of the Contracts for sale under applicable state laws.
     Upon the completion of each transaction relating to the Contracts for which a confirmation is legally required, the Company shall, acting as agent of the Distributor, send a written confirmation of such transaction to the customer.

     6. Servicing of the Contracts. The Company shall provide all necessary insurance operations, including such actuarial, financial, statistical, premium billing and collection, accounting, data processing, and investment services as may be required with respect to the Contracts. In addition to these services, or other services provided hereunder, the Company shall provide such executive, legal, clerical, and other personnel related services as may be required to carry out the Company's obligations under this Agreement, including its obligation to perform certain functions on behalf of the Distributor.

     7. Recordkeeping. The Company shall provide recordkeeping and general office administration services incidental to or necessary for the proper performance of the services to be performed by the Company and, to the extent the Distributor does not elect to perform said recordkeeping and administration functions, the Distributor in accordance with this Agreement. In addition, the Company shall maintain all book and records relating to the Contracts, which materials will be available to the Distributor (to the extent that they relate to the broker-dealer operations) and to the appropriate regulatory authorities upon request.
     All books, accounts, and records of the Company and the Distributor as may pertain to the Contracts and this Agreement shall be maintained so as to clearly and accurately disclose the nature and details of all Contract transactions and all other transactions relating to this Agreement. The Company shall own and control all records pertinent to its variable insurance products operations that are maintained by the Distributor under this Agreement, and in the event this Agreement is terminated for any reason, all such records shall promptly be returned to the Company without charge, free from any claim or retention of rights of the Distributor.

     8. Confidentiality. The Distributor shall keep confidential any information obtained pursuant to this Agreement, and shall disclose such information only if the Company has authorized such disclosure, or if such disclosure is expressly required by the appropriate federal or state regulatory authorities.

     9. Expenses and Fees. The Company shall pay commissions to the Distributor on premiums paid under all Contracts sold pursuant to this Agreement and any Sales Agreements entered into pursuant to Section 2 of this Agreement. The Company shall, in connection with the sale of the Contracts, pay all amounts, including sales commissions, owed by the Distributor to the Representatives or Intermediary Distributors. The Distributor shall be responsible for all tax reporting information which the Distributor is required to provide under applicable tax law to its agents, Representatives or employees with respect to the Contracts.
     The Company shall pay, or cause another person to pay, all expenses related to: (a) registering the Distributor's associated persons with the NASD and all other appropriate securities regulatory authorities; (b) preparing the Distributor's associated persons to pass the applicable NASD and state qualification examinations; (c) preparing and distributing all prospectuses (including all amendments and supplements thereto), Contracts, notices, confirmations, periodic reports, proxy solicitation materials, sales literature and advertising relating to the sale of the Contracts; and (d) ensuring compliance with all applicable insurance and securities laws and regulations relating to the registration of the Contracts and the activities of the Representatives in connection with the offer and sale of the Contracts. Except as otherwise indicated herein, or by written agreement of the parties, the Company shall pay, or cause another person to pay, all expenses resulting from this Agreement.

     10. Dual Interests. It is understood that any shareholder, director, officer, employee, or agent of the Distributor, or of any organization affiliated with the Distributor, or of any organization which the Distributor may have an interest, or of any organization which may have an interest in the Distributor may be a Contractholder; and that the existence of any such dual interest shall not affect the validity thereof or the validity of any transaction hereunder except as may be otherwise provided in the articles of incorporation or by-laws of the Distributor, or by the specific provisions of applicable law. For the purpose of this Section 10, the term "affiliated person" shall have the same definition as set forth in the 1940 Act subject, however, to such exemptions as may be granted pursuant to the 1940 Act.

     11. Customer Claims. The Company shall provide all services relating to claims made under the Contracts, including investigation, adjustment, and defense of claims, and shall make all payments relating to the Contracts, including payments representing claims, Contract loans, full and partial surrenders, and amounts paid under Contract settlement options. The Company shall retain ultimate authority for adjustments and claim payments, which payments shall be final and conclusive.

     12. Cooperation Regarding Investigations and Proceedings. The Distributor and the Company agree to fully cooperate with each other in any insurance regulatory examination, investigation, or proceeding, or in any judicial proceeding arising in connection with the Contracts distributed under this Agreement. The Distributor and the Company further agree to fully cooperate with each other in any securities regulatory examination, investigation, or proceeding, or in any judicial proceeding with respect to the Company, the Distributor, their affiliates and agents, or representatives, to the extent that such examination, investigation, or proceeding is in connection with Contracts distributed under this Agreement. The Distributor shall, upon request by the appropriate federal and state regulatory authorities, furnish such authorities with any information or reports in connection with the Distributor's services under this Agreement.

     13.  Sharing of  Information.  Each party hereto will  promptly  advise the other of: (a) any action taken by the SEC, the NASD, or other regulatory authorities, of which it has knowledge, affecting the registration or qualification of the Contracts, or the right to offer the Contracts for sale; and (b) the happening of any event which makes untrue any statement contained in the registration statements or prospectus, or which requires the making of any change in the registration statements or prospectus in order to make the statements therein not misleading.

     14.  Indemnification.
          a. The Company. The Company shall indemnify and hold harmless the Distributor and each person who controls or is associated with the Distributor within the meaning of such terms under the federal securities laws, and any officer, director, employee or agent of the foregoing, against any and all losses, claims, damages or liabilities, joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of any action, suit or proceeding or any claim asserted), to which the Distributor and/or any such person may become subject, under any statute or regulation, any NASD rule or interpretation, at common law or otherwise, insofar as such losses, claims, damages or liabilities
               (i) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a materials fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, contained in any (A) registration statement or in any prospectus; or (B) a blue-sky application or other document executed by the Company specifically for the purpose of qualifying any or all of the Contracts for sale under the securities laws of any jurisdiction; provided that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission:
          (A) made in reliance upon information furnished in writing to the Company by the Distributor specifically for use in the preparation of any registration statement or any such blue-sky application or any amendment thereof or supplement thereto; or (B) contained in any registration statement, or any post-effective amendment thereto which becomes effective, filed by a Fund with the SEC relating to shares of such Fund (the "Shares"), including any financial statements included in, or any exhibit to, such registration statement or post-effective amendment, any prospectus of a Fund relating to the Shares either contained in any such registration statement or post-effective amendment or filed pursuant to Rule 497(c) or Rule 497(e) under the 1933 Act, any blue-sky application or other document executed by a Fund specifically for the purpose of qualifying any or all of the shares of such Fund for sale under the securities laws of any jurisdiction or any promotional, sales or advertising material or written information relating to the Shares authorized by a Fund; or
               (ii) result because of the terms of any Contract or because of any breach by the Company of any provision of this Agreement or of any Contract or which proximately result from any activities of the Company's officers, directors, employees or agents or their failure to take any action in connection with the sale, processing or administration of the Contracts. This indemnification agreement shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision if such loss, claim, damage or liability is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the person seeking indemnification.
          b. The Distributor. The Distributor shall indemnify and hold harmless the Company and each person who controls or is associated with the Company within the meaning of such terms under the federal securities laws, and any officer, director, employee or agent of the foregoing, against any and all losses, claims, damages or liabilities, joint or several (including any investigative, legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of any action, suit or proceeding or any claim asserted), to which the Company and/or any such person may become subject, under any statute or regulation, any NASD rule or interpretation, at common law or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon:
               (i) violations(s) by the Distributor or a Representative of federal or state securities law(s) or regulation(s), applicable banking law(s) or regulation(s), insurance law(s) or regulation(s) or any rule or requirement of the NASD; or
               (ii) any unauthorized use of sales or advertising material, any oral or written misrepresentations, or any unlawful sales practices concerning the Contracts, by the Distributor or a Representative; or
               (iii) claims by the Representatives or other agents or representatives of the Distributor for commissions or other compensation or remuneration of any type; or
               (iv) any action or inaction by a clearing broker through whom the Distributor purchases any transaction pursuant to this Agreement; or
               (v) any failure on the part of the Distributor or a Representative to submit premiums or Applications to the Company, or to submit the correct amount of a premium, on a timely basis and in accordance with Section 4 of this Agreement, subject to applicable law; or
               (vi) any failure on the part of the Distributor or a Representative to deliver the
          Contracts to purchasers thereof on a timely basis; or
               (vii) a breach by the Distributor of any provisions of this Agreement.
          This indemnification agreement shall be in addition to any liability that the Distributor may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision if such loss, claim, damage or liability is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the person seeking indemnification.
          c. In General.  After receipt by a party  entitled to  indemnification
     (the "indemnified party") under this Section 14 of notice of the commencement of any action, if a claim in respect thereof is to be made against any person obligated to provide indemnification under this Section 14 (the "indemnifying party"), such indemnified party shall notify the indemnifying party in writing of the commencement thereof as soon as practicable thereafter, provided that the omission to so notify the indemnifying party shall not relieve the indemnifying party from any liability under this Section 14, except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the failure to give such notice. The indemnifying party, upon the request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.
          The indemnification provisions contained in this Section 14 shall remain operative in full force and effect, regardless of (i) any investigation made by or on behalf of the Company or by or on behalf of any controlling person thereof, (ii) delivery of any Contracts and premiums therefor, and (iii) any termination of this Agreement. A successor by law of the Distributor or the Company, as the case may be, shall be entitled to the benefits of the indemnification provisions contained in this Section 14.

     15. Standard of Care. Neither the Company nor the Distributor shall be liable to the other for any action taken or omitted by any of their officers, directors, employees, or agents, in connection with the good faith performance of their responsibilities under this Agreement, except for willful misconduct, bad faith, negligence, or reckless disregard of the duties of the parties under this Agreement.

     16. Assignment. The Distributor may not assign or delegate its responsibilities under this
Agreement without the prior written consent of the Company.

     17. Termination. This Agreement shall become effective as of the date of its execution, shall continue in full force and effect until terminated, and may be terminated by either party at any time without penalty upon sixty (60) days written notice to the other party. This Agreement may be terminated upon ten days notice upon the other party's material breach of any provision of this Agreement, unless such breach has been cured to the satisfaction of the non-breaching party within ten days of receipt by the breaching party of notice of such breach from the non-breaching party. This Agreement may also be terminated at any time without penalty if, in the sole discretion of the Company, the Distributor is not performing its duties in a satisfactory manner.
     Upon termination of this Agreement all authorizations, rights and obligations shall cease except for the obligation to settle accounts hereunder, including commissions on premiums subsequently received for Contracts in effect at the time of termination or issued pursuant to Applications received by the Company prior to termination, and the obligations contained in Sections 7, 10, 11, 12, 13, and 14.

     18. Amendment. This Agreement and the Schedules hereto may be amended at any time by a writing executed by both of the parties hereto.

     19. Governing Law. This Agreement, and the rights and liabilities of the parties hereunder, shall be construed in accordance with the internal laws of the State of California.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                        TRANSAMERICA INSURANCE SECURITIES
                              SALES CORPORATION



                        By: ____________________________


                                   ----------------------------
                                   Name

                                   ----------------------------
                                   Title



                           TRANSAMERICA LIFE INSURANCE
               AND ANNUITY COMPANY



                        By: _____________________________


                                   -----------------------------
                                   Name

                                   -----------------------------
                                   Title

Exhibit 4
Form of Flexible Premium Deferred Variable Annuity Contract.

============================================================


                   Transamerica Life Insurance and Annuity Company
[OBJECT OMITTED]   Home Office: 401 N. Tryon Street
                   Charlotte, NC  28202
                   A Stock Company


About your certificate
----------------------------------------------------------------------------

This certificate is a legal contract between you, the "owner", and Transamerica Life Insurance and Annuity Company (referred to as "we", "us", and "our" in this certificate). Please read it carefully.

This certifies that the owner of this certificate is participating under a group annuity contract. As such, the owner will be entitled to certain benefits provided under this certificate, subject to its provisions. This certificate describes the owner's rights under the group annuity contract.




Right to Cancel
The owner may cancel this certificate by returning it to: (a) the agent or (b) Transamerica Life Insurance and Annuity Company, Annuity Service Center, P.O. Box 31848, Charlotte, North Carolina 28231-1848, before midnight of the tenth day after receipt of the certificate. The return of the certificate will be effective as of the date the notice is received. We will refund an amount equal to the sum of: (i) all purchase payments allocated to the general account options less any withdrawals; and (ii) the variable accumulated value of the certificate.

PAYMENTS AND VALUES PROVIDED UNDER THIS CERTIFICATE WHEN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. REFER TO PAGE 7 FOR ADDITIONAL INFORMATION ON THE VARIABLE ACCOUNT.




                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



[GRAPHIC OMITTED]                                            [GRAPHIC OMITTED]

  PRESIDENT AND CHIEF EXECUTIVE OFFICER          GENERAL COUNSEL AND SECRETARY



---------------------------------------------------------------------------
                          Certificate of participation
----------------------------------------------------------------------------
------------------------------------------------------------------------------
                            issued in connection with
--------------------------------------------------------------------------
      Group flexible premium deferred annuity contract form no. TGP-711-197
                  Variable and fixed dollar settlement options
                          Separate Account Investments
-------------------------------------------------------------------------
                     Non-participating - No annual dividends
-----------------------------------------------------------------------

Information page
     Certificate Information                        Beneficiary Information

Certificate Number:    Specimen             Beneficiary:               Judy Doe
Certificate Effective Date: July 1, 1997      Date of Birth:    January 1, 1959
Income Tax Status:         Non-Qualified        Tax ID Number:    999-99-9999
Group Annuity Contract Number:      582331
Initial Purchase Payment:                 $20,000
Annuity Date:                             July 1, 2044

-------------------------------------------------------------- ------------------------------------------------------------
                      Owner Information                                           Annuitant Information
-------------------------------------------------------------- ------------------------------------------------------------

Owner:                     John Doe                            Annuitant:                   John Doe
Date of Birth:             January 1, 1959                     Date of Birth:               January 1, 1959
Tax ID Number:             999-99-9999                         Tax ID Number:               999-99-9999

-------------------------------------------------------------- ------------------------------------------------------------
-------------------------------------------------------------- ------------------------------------------------------------
                   Joint Owner Information                                     Joint Annuitant Information
-------------------------------------------------------------- ------------------------------------------------------------

Joint Owner:               Jane Doe                            Joint Annuitant:           Jane Doe
Date of Birth:             January 1, 1959                     Date of Birth:             January 1, 1959
Tax ID Number:    999-99-9999                                  Tax ID Number:    999-99-9999

-------------------------------------------------------------- ------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                     Allocation of Initial Purchase Payment
---------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------- ------------------------------------------------------------

Variable Sub-accounts
[Transamerica VIF Money Market Portfolio             20%]       [Foreign
[Transamerica                    VIF                   Growth  Bond
Fund                                   0%]                     0%]
[MFS                                                 Emerging  [OCC Accumulation Trust Small
Growth                                                  0%]    Cap                           0%]
[MFS                                                    Value  [OCC Accumulation Trust Managed
Series                                                         0%]
0%]                                                            [OCC Accumulation Trust
[Alliance Premier                                              Equity                                10%]
Growth                                              0%]        General Account Options
[Growth and                                                    [Fixed
Income                                                         Account
0%]                                                            0%]
[International                                                      [Initial                                      Interest
0%]                                                            Rate
[Emerging                                                      ]
Markets                                                        [Guarantee Period Account
0%]                                          Guarantee        Periods-        1       Yr.        -10
[Gold and Natural                                              Yr.                               0%]
Resources                                        0%]                                      Total Allocation:       100%
[Balanced
30%]
[High
Yield
40%]

------------------------------------------------------------

The data above reflects the information you provided us to issue this certificate. If you wish to change/correct any information on this page or for inquiries regarding coverage or customer service please call us immediately at our service center.

SERVICE CENTER:                Transamerica Life Insurance and Annuity Company
                               Annuity Service Center
                               P.O. Box 31848
                               Charlotte, North Carolina  28231-1848
                               1-800 258-4260

                             ANNUAL CHARGES AND FEES
                          Charges   and  fees  at  the  time  we   issued   this
certificate are shown below.
------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------- --------------------------------------------------------------
Mortality and Expense Risk Charge                               [1.20% of the assets in each variable sub-account]
--------------------------------------------------------------
                                                                -------------------------------------------------------------
--------------------------------------------------------------  [0.15% of the assets in each variable sub-account]
Administrative Expense Charge                                   -------------------------------------------------------------

--------------------------------------------------------------  $10 for each transfer over [twelve] in each certificate year
Transfer Fee                                                    -------------------------------------------------------------
--------------------------------------------------------------  [Currently None]

--------------------------------------------------------------  -------------------------------------------------------------
Systematic   Withdrawal  Fee  [($30  or  2%  of  the  account  value  if  less)]
--------------------------------------------------------------  [(We will  waive if account value is over $25,000)]
                                                                -------------------------------------------------------------
Account Fee (before the annuity date)                           [$30]

--------------------------------------------------------------
Annuity Fee (after the annuity date)
--------------------------------------------------------------


--------------------------------------------------------------- --------------------------------------------------------------
--------------------------------------------------------------- --------------------------------------------------------------
Living Benefits Rider Fee                                       [If elected, 0.05% of the account value ]
                                                                [This fee will be deducted monthly]
--------------------------------------------------------------- --------------------------------------------------------------

       CONTINGENT DEFERRED SALES LOAD
Number of Complete Years                    Contingent Deferred Sales Load
From Receipt of Purchase Payment            as a Percentage of Purchase Payment
Less than 1 year................................................6%
1 year but less than 2 years....................................6%
2 years but less than 3 years...................................5%
3 years but less than 4 years...................................5%
4 years but less than 5 years...................................4%
5 years but less than 6 years...................................4%
6 years but less than 7 years...................................2%
7 or more years.................................................0%

Additional Information

          Minimum Initial Purchase Payment:                  [$5,000]
                                                              [$2,000 for IRA's]

          Additional Purchase Payment Minimum:         [$1,000]

          Maximum Total Purchase Payment(s):                   [$1,000,000]

          Minimum Initial Variable Sub-account Allocation or Transfer:  [$1,000]

          Minimum Initial Fixed Account Allocation or Transfer:   [$1,000]

          Minimum for Each Guarantee Period Allocation or Transfer:   [$1,000]

          Maximum Transfer Percentage
          from the Fixed Account:             [10%]

          Minimum Account Value:              [$2,000]


-------------------------------------------------------------------
Table of Contents
---------------------------------------------------------------------

                                                                 PAGE

INFORMATION PAGE...............................2 & 2A

DEFINITIONS....
 ......................................................................
4

OWNER, ANNUITANT, BENEFICIARY...............................5

ESTABLISHING THIS CERTIFICATE...................................6

THE VARIABLE
ACCOUNT................................................... 7

THE  GENERAL
ACCOUNT.....................................................8

TRANSFER
PROVISIONS..................................................... 9

WITHDRAWAL PROVISIONS..............................................9

SETTLEMENT OPTION PROVISIONS ...............................11

SETTLEMENT OPTION PAYMENTS...................................12

DEATH BENEFIT PROVISIONS ...........................................13

CHARGES, FEES AND SERVICES ......................................15

GENERAL  PROVISIONS
 ..............................................16

APPENDIX - ANNUITY RATE TABLES....................18














Definitions
Account Value
The sum of the variable accumulated value and the general account options accumulated value.

Annuity Date
The date the annuitization phase of this certificate begins. The annuity date is shown on the Information Page.

Cash Surrender Value
The amount we will pay to the owner if the certificate is surrendered on or before the annuity date. The cash surrender value is equal to the account value; less the account fee, if any; less any applicable interest adjustment, contingent deferred sales load, or premium tax charges.

Certificate
This certificate describes your coverage and participation under the group annuity contract.

Certificate Anniversary
The anniversary each year of the certificate effective date as shown on the Information Page.

Certificate Year
The 12-month period starting on the certificate effective date and ending with the day before the certificate anniversary, and each 12-month period thereafter.

Code
The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

Fixed Account
An account which credits a rate of interest for a period of at least twelve months for each allocation or transfer.

General Account
The assets of the Company that are not allocated to a separate account.

General Account Options Accumulated Value
The total dollar value of all amounts the owner allocates or transfers to any general account option; plus interest credited; less any amounts withdrawn, applicable fees and premium tax charges, and/or transfers out to the variable account prior to the annuity date.

General Account Options
The fixed account and the guarantee period account offered by us in the general account. The general account options selected by the owner are shown on the Information Page.

Guarantee Period Account
An account which credits a guaranteed rate of interest for specified guarantee period(s). There may be several guarantee period(s) offered under the guarantee period account.

Guarantee Period
The number of years that a guaranteed rate of interest may be credited to a guarantee period account.

Guaranteed Interest Rate
The annual effective rate of interest after daily compounding credited to a guarantee period.

Portfolio
The investment portfolio underlying each variable sub-account in which we will invest any amounts the owner allocates to that variable sub-account.

Status (Qualified and Non-Qualified)
The status shown on the Information Page. This certificate has a qualified status if it is issued in connection with a retirement plan or program.

Valuation Day
Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation Period
The time interval between the closing (generally 4:00 p.m. Eastern Time) of the New York Stock Exchange on consecutive valuation days.

Variable Account
The variable account (separate account VA-6) is a separate account established and maintained by us for the investment of a portion of our assets.

Variable Accumulated Value
The total dollar value of all variable accumulation units under this certificate prior to the annuity date.

Variable Accumulation Unit
------------------------------------------------------------
A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable Sub-accounts
One or more divisions of the variable account each of which invests solely in shares of one of the portfolios. The variable sub-accounts selected by the owner are shown on the Information Page.

------------------------------------------------------------------
Owner, Annuitant, Beneficiary
-------------------------------------------------------------


---------------------------------------------------
Owner (Joint Owners)
--------------------------------------------------------------------
The person(s) named on the Information Page who, while living, controls all rights and benefits under this certificate. If the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this certificate, such person(s) must be named annuitant(s) and will be treated as the owner.

If joint owners are named, the joint owners share ownership in this certificate equally with the right of survivorship. The right of survivorship means that if a joint owner dies, his or her interest in the certificate will pass to the surviving joint owner subject to the death benefit provisions.

The owner(s) is entitled to designate the annuitant, beneficiary or other payee, settlement option, and annuity date. The owner must notify us at our service center to make changes to these designations in a form and manner acceptable to us.

Annuitant (Joint Annuitant)
The person(s) named on the Information Page whose age and sex is used to determine the amount of settlement option payments on the annuity date. If a joint annuitant is named, that joint annuitant must be the annuitant's spouse. The joint annuitant will become the annuitant if the annuitant dies. If there is no joint annuitant and the annuitant dies, an individual owner will become the new annuitant until the owner names another annuitant.

If the owner is an individual, the annuitant(s) may be changed by the owner at any time before the annuity date. Any such change will be subject to the then current underwriting requirements. We reserve the right to reject any change of the annuitant(s) which has been made without our prior written consent.

If the owner is not an individual, the annuitant(s) may not be changed.

Beneficiary
The person(s) named on the Information Page who is designated to receive the amounts payable under this certificate if:

      The owner dies before the annuity date and there is no joint owner; or

      The owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time.

The interest of any beneficiary who dies before the owner will terminate at time of death of such beneficiary.

A  beneficiary  may be named or  changed  at any  time.  Any  change  made to an
irrevocable   beneficiary   must  also  include  the  written   consent  of  the
beneficiary, except as otherwise required by law.

If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this certificate unless the owner gives us other instructions at the time the beneficiaries are named.

---------------------------------------------------------
Establishing this Certificate

-------------------------------------------------------------------------
          This certificate was established on the certificate effective date shown on the Information Page.
--------------------------------------------------------------------------

Any time before the annuity date the owner may make additional purchase payments to this certificate. We reserve the right to not accept additional purchase payments beyond certain attained ages of the owner or annuitant.

The owner may allocate purchase payments to one or more of the variable sub-accounts or general account options we offer at the time we receive a purchase payment. We reserve the right to limit the total number of investment options that may be chosen over the lifetime of the certificate.

All purchase payments are subject to the conditions listed below.

---------------------------------------------------------------------------
Purchase Payment Provisions
---------------------------------------------------------------
Payment and Acceptance of Purchase Payments
Purchase payments are payments the owner makes to us for the benefits under this certificate. All purchase payments must be made to either an agent designated by us or our service center.

The initial purchase payment, as shown on the Information Page, will be credited to the variable sub-accounts and/or general account options according to the owner's instructions within two business days of the date our service center receives both the initial purchase payment and sufficient information, in a form and manner acceptable to us, to issue this certificate.

Additional purchase payments will be credited on the date we receive them at our service center and are subject to the conditions listed below. Purchase payments must:

      Meet the additional payment minimum shown on the Information Page.

      Not exceed any federal or state limitations during any taxable year; and

      Not exceed the maximum total purchase payment amount, as shown on the Information Page, without our prior approval.

We may return to the owner any purchase payments that do not meet the conditions described in this section.

Allocating Each Purchase Payment
Allocations the owner makes to the variable sub-accounts and general account options are subject to the following conditions. The owner must allocate:

      In whole number percentages;

      A minimum of 10% of each purchase payment to any variable sub-account or general account option.

      Not  less  than  the  variable   sub-account  minimum,  as  shown  on  the
     Information Page, to variable sub-accounts with a zero balance.

      Not less than the fixed account and guaranteed period account minimum, as shown on the Information Page.

The owner may change allocation elections for future purchase payments any time before the annuity date by notifying us at our service center.

Continuation of this Certificate
If the owner stops making additional purchase payments to this certificate, the provisions of the certificate will continue in force until all values have been distributed. The owner may exercise all ownership rights under this certificate during that time, including making withdrawals and applying the annuity amount, as defined in the settlement option provisions section, to provide payments under a settlement option described in this certificate.

----------------------------------------------------------------------------
The Variable Account
--------------------------------------------------------------------

--------------------------------------------------------------------
The variable account is a separate investment account established and maintained by the Company for the investment of a portion of our assets  pursuant to North  Carolina  Insurance  Law. We will use the assets of the  variable  account to buy
shares in the various portfolios. Purchase payments allocated or transfers made to one or more variable sub-accounts will become a part of the variable account.
-------------------------------------------------------------------------

The assets of the variable account are owned by us. The assets in the variable account are not chargeable with liabilities arising out of any other business we conduct, except to the extent that they exceed the reserves and other liabilities of the variable account. The assets of the variable account maintained under this certificate will be kept separate from the assets held in our general account.

Variable Sub-accounts
The variable account is composed of a number of variable sub-accounts. The investment performance of each variable sub-account is linked directly to the investment performance of the underlying portfolio.

We cannot and do not guarantee that any of the variable sub-accounts will always be available for investment. We reserve the right, subject to compliance with applicable federal or state law, rules or regulations, to add, delete, or substitute the variable sub-accounts or the portfolio shares held by a variable sub-account, if we believe that further investment in the shares is no longer appropriate or shares in a portfolio become no longer available for investment. We will send written notification to the owner of such changes.

Variable Accumulation Unit
A variable accumulation unit is a unit of measure we use to determine the variable accumulated value each day before the annuity date. The variable accumulated value is the total dollar value of all variable accumulation units for each variable sub-account. The value of a variable accumulation unit varies with each variable sub-account. Purchase payments allocated or transfers made to a variable sub-account are credited to the variable accumulated value in the form of variable accumulation units. Transfers, withdrawals, or fees made from a variable sub-account will result in the cancellation of variable accumulation units.

Each time a purchase payment is allocated or a transfer is made to a variable sub-account, the number of variable accumulation units credited will be determined. We will determine the number of variable accumulation units by dividing the total amount allocated by the value of that variable sub-account's variable accumulation unit for the valuation day on which either we received the purchase payment allocation or transfer request at our service center.

The value of a variable accumulation unit for each variable sub-account is determined by multiplying the value of that unit at the end of the prior valuation period by the net investment factor of the variable sub-account for the valuation period. The value of a variable accumulation unit may increase or decrease.

Net Investment Factor
The net investment factor is the formula that measures the investment performance of a variable sub-account from one valuation period to the next. For any variable sub-account, the net investment factor for a valuation period is determined by dividing (A) by (B), then subtracting (C) where;

(A) is
The net asset value per share held in the variable sub-account, as of the end of the valuation period; plus (minus)

The per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period; plus (minus)

A per-share charge or credit as of the end of the valuation period for tax reserves for realized and unrealized capital gains, if any.

(B) is
-----------------------------------------------------------
The net asset value per share held in the variable sub-account as of the end of the prior valuation period.

(C) is
The daily mortality and expense risk charge multiplied by the number of calendar days in the current valuation period; plus

The daily administrative expense charge multiplied by the number of calendar days in the current valuation period.

---------------------------------------------------------------------

------------------------------------------------------------------
The General Account
------------------------------------------------------------------

------------------------------------------------------------------------
The Company's general account includes all assets not allocated to one of the Company's separate accounts. The general account options under this certificate include a fixed account and a guarantee period account to which the owner may allocate purchase payments and transfers.

Fixed Account
Crediting of Interest
We will establish effective annual rates of interest for any amounts allocated or transferred to this fixed account from time to time. Any purchase payment allocation or transfer to the fixed account will be credited interest at the rate applicable for its class. We guarantee that the rate of interest in effect for any amounts allocated or transferred will remain in effect for at least twelve months from the date such allocation or transfer is made. At any time after the end of the twelve month period for a particular allocation, we may change the annual rate of interest without prior notice. We guarantee that any subsequent change in the annual rate of interest will remain in effect for a minimum of twelve months from the effective date of change.

Interest will be credited on a daily basis at a daily rate which is equivalent to the effective annual interest rate for that allocation. The effective annual interest rate applicable to an allocation will never be less than 3% annually.

Transfer Limitations
Transfers from and to the fixed account are subject to the following conditions:

      The owner may make four transfers from the fixed account to any guarantee period or variable sub-account each certificate year. The total amount transferred may not exceed the maximum amount allowed for any certificate year.  We reserve the right to waive this limitation.

      The maximum amount that may be transferred each certificate year is a percentage of the value of the fixed account as of the last certificate anniversary less any prior transfers made that certificate year. The percentage rate, which will be declared by the Company from time to time, will not be less than 10 percent. The percentage rate on the certificate effective date for the maximum transfer amount is shown on the Information Page.

      Amounts from the fixed account may not be transferred to any guarantee period or variable sub-account as identified by us whose underlying portfolio's assets consist of more than 50% investment in income producing securities, such as the money market accounts, certificates of deposit, U.S. Treasury or other U.S. Government securities, bonds or any other fixed income investment.

      Amounts transferred from the variable account into the fixed account may not be transferred back to the variable account for six months following the date of the original transfer.

Guarantee Period Account
Guarantee Periods
Each purchase payment allocation or transfer to the guarantee period account will establish a new guarantee period. Each guarantee period offers a specified duration with a corresponding guaranteed interest rate. The owner may not select a guarantee period whose duration will extend beyond the annuity date, as described in the settlement option provision section. We will never offer a guarantee period with a duration of less than a year.

--------------------------------------------------------------------------------
Crediting of Interest
------------------------------------------------------------------------
We will establish a guaranteed interest rate for each guarantee period. This rate will remain in effect for the specified duration of the guarantee period. Interest will be credited on a daily basis at a daily rate which is equivalent to the effective annual guaranteed interest rate for that guarantee period. The guaranteed interest rate applicable to a guarantee period will never be less than 3% annually.

Interest Adjustment
We will deduct an interest adjustment from amounts withdrawn or transferred from a guarantee period before the end of the guarantee period. We will not make an interest adjustment upon the death of the owner or within the 30-day period before the end of the guarantee period. We may waive the interest adjustment in connection with certain options offered with this certificate.

Any applicable interest rate adjustment will be calculated by multiplying the amount withdrawn, transferred or annuitized before the reduction for any contingent deferred sales load by the formula described below:

         [(1 + I)/(1 + J + .005)]n/12 - 1


   I = The guaranteed interest rate credited to the current guarantee period.

   J = The current interest rate offered for a guarantee period equal to the number of years remaining in the current guarantee period (fractional years are rounded up to the next full year). If no guarantee period equal to the number of years remaining in the current guarantee period is available, the rate will be established by linear interpolation.
   N = The number of full months remaining to the end of the current guarantee period.

The interest adjustment will be made if the current interest rate plus .005 is greater than the guaranteed interest rate.

The interest adjustment will never reduce the amount under a guarantee period to less than the purchase payment allocation or transfer amount which initiated the guarantee period; less any prior withdrawals or transfers; plus daily interest accumulated at a 3% annual rate. There will be no upward adjustments.

Guarantee Period Expiration
At least 45 days, but not more than 60 days, prior to the expiration date of a guarantee period, we will notify the owner as to the options available when a guarantee period expires. The owner may elect to transfer the amount held in that guarantee period to another general account option or to a variable sub-account being offered by us at that time. The transfer request must be received no later than the day immediately following the end of the expiring guarantee period.

If no election is made, we will establish a new guarantee period of the same duration as the expiring guarantee period, if offered, with a new guaranteed interest rate declared by us for that guarantee period. If we are not currently offering guarantee periods with the same duration as the expiring guarantee period, the new guarantee period will be the next higher duration. If the guarantee period extends beyond the annuity date, we will then select the longest period that will not extend the guarantee period beyond such date.

-----------------------------------------------------------
Transfer Provisions

------------------------------------------
The owner may transfer all or a portion of the account value between and among the variable sub-accounts and general account options subject to the limitations as described in this section and the general account section of this certificate.

All transfer requests must specify (a) the amount of the transfer; (b) the variable sub-account or general account option from which the transfer is to be made; and (c) the variable sub-account or general account option which is to receive the transfer. All transfers will be made as of the valuation day we receive the request at our service center.

Before the annuity date, transfers in excess of the maximum per certificate year, as shown on the Information Page, will be subject to a transfer fee, as described in the charges, fees and services section of this certificate. We reserve the right to waive the transfer fee.


------------------------------------------------------------------------------
After the annuity date, transfers are only permitted if a variable payment option is elected. Such transfers among the variable sub-accounts are limited to four per certificate year. We reserve the right to change the number of transfers available after the annuity date.
------------------------------------------------------------------------------
The minimum amount that may be transferred from a variable sub-account, the fixed account or any guarantee period under the guarantee period account is the lesser of $1,000 or the entire value of the variable sub-account, fixed account or guarantee period from which the transfer is being made. The minimum amount that may be initially allocated or transferred into a variable sub-account or the fixed account is shown on the Information Page. The minimum amount that must always be transferred into any guarantee period is shown on the Information Page. We reserve the right to waive the minimum(s) in connection with certain options offered with this certificate.

-------------------------------------------------------------
Withdrawal Provisions
-------------------------------------------------------------

-----------------------------------------------------------------------------
Before the annuity date and subject to the conditions below the owner may:
-----------------------------------------------------------------------------

      Withdraw a portion of the account value for cash subject to any applicable interest adjustment; contingent deferred sales load, and premium tax charges; or

      Automatically withdraw a portion of the account value by electing the systematic withdrawal option; or

      Withdraw the cash surrender value and terminate this certificate.

Any amount withdrawn that exceeds the allowed amount, as described below, may be subject to a contingent deferred sales load. All withdrawals will be made from purchase payments on a first in, first out basis and then from earnings.

--------------------------------------------------------------------------
Partial Withdrawal Provisions
--------------------------------------------------------------------------
Partial withdrawals taken from the variable sub-accounts or general account options are subject to a minimum withdrawal amount equal to the lesser of $1,000 or the entire value of the variable sub-account, fixed account or guarantee period from which the withdrawal is being made. We reserve the right to limit the number of partial withdrawals that may be taken from the general account options in any certificate year. We reserve the right not to process any withdrawal if the resulting account value is below the minimum, as shown on the Information Page.

Systematic Withdrawal Option
The owner may elect to automatically receive a series of partial withdrawals under the systematic withdrawal option subject to the following conditions:

      Systematic withdrawals may be subject to a fee as described in the charges, fees and services section of this certificate.

      Systematic withdrawals may only be taken from variable sub-accounts and general account options as designated by us from time to time. We reserve the right to prospectively change such designations.

The owner may terminate systematic withdrawals at any time by notifying us at our service center. Once the option has been terminated, it may not be elected again for a twelve month period. Systematic withdrawals will automatically terminate if the certificate is annuitized, surrendered or otherwise distributed as a result of the owner's death.


Surrender of this Certificate
The owner may surrender this certificate to us for its cash surrender value on or before the annuity date. Surrender of the certificate will be subject to any withdrawal limitations imposed under applicable federal or state law, rules or regulations.

Payment of the cash surrender value to the owner will be in full settlement of our liability under the certificate.

Withdrawal of Funds Without Charges
At the end of the free look period or 30 days after the certificate effective date, whichever is later, the owner may make withdrawals up to the allowed amount each certificate year before the annuity date without incurring a contingent deferred sales load.

--------------------------------------------------------------------------
The allowed amount is equal to 15% of purchase payments less than seven years old as of the last certificate anniversary, less any previous withdrawals taken in that certificate year. For the first certificate year, the allowed amount is equal to 15% of purchase payments as of the time of the first withdrawal, less any previous withdrawals taken that certificate year. Previous withdrawals include partial withdrawals and certain scheduled withdrawals, such as systematic withdrawals. Any amounts that exceed the allowed amount will be subject to a contingent deferred sales load. Purchase payments that are older than seven years old will not be subject to a contingent deferred sales load.
----------------------------------------------------------------------------

Amounts withdrawn from any guarantee period account may be subject to an interest adjustment as described in the general account section of this certificate.

Contingent Deferred Sales Load
A contingent deferred sales load may apply when a withdrawal from, or surrender of, this certificate occurs. For purposes of determining the contingent deferred sales load, all withdrawals are made first from purchase payments on a first-in, first-out basis and then from earnings.

We calculate the contingent deferred sales load separately for each purchase payment received by us. The contingent deferred sales load is a percentage of the withdrawn purchase payment.

The applicable contingent deferred sales load percentages, as shown on the Information Page, are based on the number of complete years from the receipt of the purchase payment(s) to the date of withdrawal.

Waiver of Contingent Deferred Sales Load We will waive the contingent deferred sales load:

     On the allowed amount.

      Upon annuitization on or after the first certificate anniversary, if the selected settlement option involves life contingencies.

      Upon the owner's death before the annuity date.

------------------------------------------------
Settlement Option Provisions
------------------------------------------------

      On the annuity date, we will apply the annuity amount, as defined below, to provide payments under the settlement option selected by the owner. The first settlement option payment will be made 30 days after the annuity date.


      Settlement option payments may be made in monthly, quarterly, semi-annual or annual installments as selected by the owner.

------------------------------------------------------------------------
The owner may change the annuity date and settlement and payment option by notifying our service center at least 30 days in advance of the annuity date.

The annuity date must be on or before the later of (A) and (B) where:

(A) is the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitant's 85th birthday, whichever is earlier, and;

(B) is the first day of the month immediately following the tenth certificate anniversary.

The annuity date may not be earlier than the first day of the calendar month coinciding with the first certificate anniversary and may in no event be later than the earlier of the annuitant's or joint annuitant's 97th birthday.

After the annuity date, we will not allow the owner to make:

      Any changes to either the settlement or payment option;

      Additional purchase payments; or

      Any further withdrawals.

Annuity Amount
The annuity amount we will apply to provide payments is equal to the account value, less any interest adjustment, less any contingent deferred sales load, and less any premium tax charges.

-------------------------------------------------------------
Minimum Requirements
---------------------------------------------------------------------------
We reserve the right to offer a less frequent mode of payment than the mode selected by the owner or make a cash payment to the owner equal to the cash surrender value if:

      The annuity amount is less than $5,000; or

      The amount of the first fixed payment is less than $150; or

      The amount of the first variable payment is less than $150 or if a variable payment from a variable sub-account is less than $75.

If we make such a cash payment it will be in full settlement of our liability under this certificate.

Settlement Options
The settlement options the owner may choose from are listed below. For any settlement option involving life contingencies, it is possible that no settlement option payments will be made from this certificate if, after the annuity date but before the first settlement option payment is made, the annuitant and joint annuitant or contingent annuitant, as applicable, dies.

Life Annuity
Provides payments to the owner for as long as the annuitant lives. Payments will end with the payment due just before the annuitant's death and there is no provision for a death benefit payable to a beneficiary.

Life Annuity with Period Certain
Provides  payments to the owner for the longer of: a) the annuitant's  life; or
 (b) the period certain. The period certain may be 120, 180 or 240 months. If the annuitant dies during the period certain, payments will continue until the end of the period certain.

Life and Contingent Annuity
Provides payments to the owner for as long as the annuitant lives. If the annuitant dies, payments will continue for as long as the contingent annuitant lives in an amount equal to 50%, 66 2/3% or 100% of the original payment, as selected. Payments will then end with the payment due just before the contingent annuitant's death.

Joint and Survivor Annuity
Provides payments to the owner for as long as the survivor of the annuitant or joint annuitant lives. After the first annuitant dies, payments will continue for as long as the survivor lives in an amount equal to 50%, 66 2/3% or 100% of the original payment, as selected. Payments will then end with the payment due just before the death of the survivor.

Other Forms of Payment
Payments can be provided under other settlement options not described in this section. Contact our service center for more information.

-------------------------------------------------------------------
Settlement Option Payments
-------------------------------------------------------------------
      Settlement option payments may be fixed or variable or a combination of both.

      The fixed payment option provides for settlement option payments that remain constant and are not affected by the investment performance of the variable sub-accounts.
      The variable payment option provides for settlement option payments that vary based on the investment performance of the variable sub-account(s) selected by the owner. These payments may increase, decrease or remain the same.

---------------------------------------------------------------
Payment Option
---------------------------------------------------------------
Amount of Fixed Payment
The owner may elect to have all or a portion of the annuity amount applied to provide fixed payments. On the annuity date, we will determine the dollar amount of the fixed payments by applying the portion of the annuity amount allocated to provide fixed payments as a single payment based on the settlement option chosen and the age and sex of the annuitant(s), using the appropriate guaranteed annuity rate tables. If required by law, we will use the appropriate unisex guaranteed annuity rate tables. The monthly annuity rate tables are contained in the appendix.

Variable Payment Option
Amount of First Variable Payment
The owner may elect to have all or a portion of the annuity amount applied to provide settlement option payments that vary based on the investment performance of selected variable sub-accounts. The amount of the first variable

------------------------------------------------------------------
payment will be equal to the benefit that could be purchased by applying the portion of the annuity amount allocated to provide the variable payments as a single payment based on the settlement option chosen and age and sex of the annuitant(s) using the appropriate guaranteed annuity rate tables. If required by law, we will use the appropriate unisex guaranteed annuity rate tables. The monthly annuity rate tables are contained in the appendix.
--------------------------------------------------------------

Amount of Subsequent Variable Payments
We determine the dollar amount of the second and subsequent variable payments by first identifying the number and value of the variable annuity units for each variable sub-account. Variable annuity units are the unit of measure used to determine such payments. For each payment we multiply the number of variable annuity units by the value of the variable annuity units for each variable sub-account.

The number of variable annuity units for each variable sub-account will remain the same for the second and subsequent variable payments (unless amounts are transferred to or from a variable sub-account) and the value of the variable annuity units in each variable sub-account will vary. As a result of the variation in the value of variable annuity units for each variable sub-account between payments, the dollar amount of each variable payment after the first may increase, decrease or remain the same.


Number of Variable Annuity Units
The number of variable annuity units for each variable sub-account is determined by dividing the first variable payment by the value of the variable annuity units of each variable sub-account on the annuity date.

Value of Variable Annuity Units
The variable annuity unit values depend on the net investment factor and the assumed interest rate. The value of a variable annuity unit for each variable sub-account for any valuation day is equal to (A) times (B) times (C), where:

(A)is the variable annuity unit value on the immediately preceding valuation day;

(B) is the net investment factor (determined in accordance with the net investment factor provision on Page 7), for the valuation period just ended; and

(C) is the investment result adjustment factor (.99989255)n, which recognizes an assumed interest rate of 4% per year. The Company reserves the right to offer other assumed interest rates with appropriate investment result adjustment factors. The "n" in the investment result adjustment factor is the number of days since the preceding valuation day.

Once settlement option payments begin, we guarantee the amount of each variable payment will not be affected by variations in expenses or mortality experience.

-----------------------------------------------
Death Benefit Provisions
-----------------------------------------------

--------------------------------------------------------------------------------
We must distribute death benefits or continue making settlement option payments under this certificate according to the requirements of Code Section 72(s) as long as this certificate is in force or benefits remain to be paid.
--------------------------------------------------------------------------------

We will not accept any additional purchase payments after the death of the owner or joint owner.

If any ownership change is made, the death benefit under this certificate may be reduced in accordance with our then current underwriting rules. Such reduction will never decrease the death benefit below the account value.

We must receive proof of death before any benefits are distributed from this certificate. Proof of death acceptable to us includes:

      A certified copy of a death certificate
      A certified copy of a court decree stating the cause of death A written statement by a medical doctor who attended the deceased Any other proof or documents we may require



--------------------------------------------------------------------------------
Amount of Death Benefit
--------------------------------------------------------------------------------
If the owner or joint owner dies before the annuity date and neither the deceased owner nor the joint owner had attained the age of 85, the guaranteed minimum death benefit is equal to the greatest of (A), (B) or (C) where:

(A) is the account value.

--------------------------------------------------------------------------------
(B) is 100% of purchase payments, less the sum of all withdrawals and any applicable premium tax charges.
--------------------------------------------------------------------------------

(C) is the highest account value on any certificate anniversary, increased by the sum of all purchase payments received since that certificate anniversary, less the sum of all withdrawals and any applicable premium tax charges since that anniversary.

The guaranteed minimum death benefit will be determined as of the end of the valuation period during which our service center receives both proof of death of the owner or joint owner and the written notice of the form of benefit elected by the person to whom the death benefit is payable.

Amount of Death Benefit after the Owner or Joint Owner attains age 85
If the owner or joint owner dies before the annuity date and either the deceased owner or surviving owner had attained the age of 85, the death benefit is equal to the account value. For purposes of calculating such death benefit, the account value is determined as of the date the death benefit is paid.

Death of Owner or Joint Owner before the Annuity Date
If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit must be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72(s)(6). For example, this certificate will remain in force with the annuitant's surviving spouse as the new annuitant if:

      This certificate is owned by a trust; and

      The beneficiary shown on the Information Page is either the annuitant's surviving spouse, or a trust holding the certificate solely for the benefit of such spouse.

The manner in which we will pay the death benefit depends on the status of the person(s) involved in this certificate. The death benefit will be payable to the first person from the applicable list below:
If the owner is the annuitant:
      The joint owner, if any
      The beneficiary, if any

          If the owner is not the annuitant:
      The joint owner, if any
      The beneficiary, if any
      The annuitant;
      The joint annuitant; if any

If the death benefit is payable to the owner's surviving spouse, (or to a trust for the sole benefit of such surviving spouse), we will continue this certificate with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

If the death benefit is payable to someone other that the owner's surviving spouse, we will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above, the person(s) to whom the death benefit is payable may elect to receive it:

      In a lump sum; or

      As settlement option payments, provided the person making the election is an individual. Such payments must begin within one year after the owner's death and must be in equal amounts over a period of time not extending beyond the individual's life or life expectancy.

Election of either option must be made no later than 60 days prior to the one year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the person to whom the death benefit is payable dies before the entire death benefit is paid, we will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

--------------------------------------------------------------------------------
If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse), we
--------------------------------------------------------------------------------
will pay the death benefit in a lump sum within one year after the owner's death.

If the Annuitant Dies Before the Annuity Date
If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date
If an owner or an annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option then in effect on the date of death.

Upon the owner's death after the annuity date, any remaining ownership rights granted under this certificate will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision
The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such beneficiary, unless the owner had given us written notice of some other arrangement.

----------------------------------------------------------
Charges, Fees and Services
----------------------------------------------------------

---------------------------------------
Premium Tax Charge
Some jurisdictions impose on us a premium tax on annuities. If a premium tax is imposed, we reserve the right to deduct this amount from purchase payments or account value, as appropriate. For purposes of this certificate, premium tax charges include retaliatory taxes or other similar taxes.

Mortality and Expense Risk Charge
The amount of the annual mortality and expense risk charge is shown on the Information Page. The mortality and expense risk charge will be deducted on a daily basis from the assets in each variable sub-account as part of the calculation of the variable accumulation unit.

Administrative Expense Charge
The amount of the annual administrative expense charge on the certificate effective date is shown on the Information Page. The administrative expense charge will be deducted on a daily basis from the assets in each variable sub-account as part of the calculation of the variable accumulation unit.

We may change this charge upon 30 days advance written notice to the owner. Any increase in the administrative expense charge will apply prospectively to administrative expense charges deducted after the effective date of change. The administrative expense charge will not exceed an annual charge of 0.35%.



Transfer Fee
We reserve the right to impose a transfer fee for each transfer in excess of the number shown on the Information Page made during a single certificate year. The amount of the transfer fee on the certificate effective date is shown on the Information Page. This fee will not increase. The transfer fee will be deducted from the amount of the transfer prior to its reallocation. We reserve the right to waive the transfer fee.

Systematic Withdrawal Fee
We reserve the right to impose an annual processing fee for the systematic withdrawal option. The amount of the systematic withdrawal fee on the certificate effective date is shown on the Information Page. Any fee imposed will not exceed $25 per certificate year.

Account Fee
Before the annuity date, an annual account fee will be deducted from the account value on the last business day of each certificate year and if different, the date the certificate is surrendered. The amount of the annual account fee on the certificate effective date is shown on the Information Page. The account fee will be deducted on a pro rata basis from the account value. There will be no interest adjustment on any deductions from the guarantee period account for this fee.

We may change this fee prospectively upon 30 days advance written notice to the owner. Any increase will not result in the account fee exceeding a maximum annual account fee equal to the lesser of 2% of the account value or $60.
---------------------------------------------------------------------Annuity Fee
After the annuity date, an annual fee equal to the amount shown on the Information Page will be deducted in equal amounts from distributions made under the variable payment option. We reserve the right to waive this fee.

Statements of Account
At least once during each certificate year, we will send the owner a statement of account reflecting the account value of the certificate. Statements of account will cease to be provided to the owner after the annuity date.

--------------------------------------
General Provisions
--------------------------------------

---------------------------------
Entire Contract
---------------------------------
This certificate, the group certificate contract and any attached endorsements and riders are the entire contract.

Misstatement of Age and Sex
If the age or sex of the annuitant(s) and/or of any other measuring life has been misstated, the settlement option payments payable under this certificate will be whatever the annuity amount would provide for the correct age or sex of the annuitant(s) and/or of any other measuring life on the annuity date. Any underpayment by us, as a result of such misstatement, will be paid in a lump sum on the next settlement option payment made by us, and any overpayment will be deducted from the current or succeeding payments.

Proof of Existence and Age
Before making any payment under this certificate, we may require proof of the existence and age of the owner, the annuitant and/or any other measuring life. We may also require any other information as we may need in order to provide benefits under the certificate.

Changes
No provision of this certificate may be changed or waived unless done in writing and signed by two of our authorized officers. We will not make any change that reduces the amounts payable under this certificate unless the change is required by law. We will provide the owner a copy of any changes we make to this certificate.

Income Tax Qualification
This certificate is intended to qualify as an annuity contract for federal income tax purposes. All provisions in this certificate will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform this certificate to any applicable changes made in the tax qualification requirements. We will provide the owner with a copy of any changes we make to this certificate.

Incontestability
This certificate is incontestable from the certificate effective date.

Assignment of this Certificate
To make ownership changes or assign rights to another person, the owner must notify us at our service center. An assignment or ownership change is not binding on us until we receive the necessary documentation and acknowledge the request. We are not responsible for the validity or effect - tax or otherwise - of any assignment or ownership change. If an ownership change is made, the death benefit under this certificate may be reduced in accordance with our then current underwriting rules.
Such reduction will never decrease the death benefit below the account value.

Payments by/to the Company
All purchase payments paid to us or amounts paid by us from this certificate will be made in the legal currency of the United States of America.

Delay of Payment or Transfer
Except as provided below, we will pay amounts due from this certificate within seven days of the date our service center receives both the request for such amount and all the necessary requirements in a form and manner acceptable to us.

----------------------------------
We reserve the right to delay the payment of any benefits payable, amounts withdrawn or transfers requested from the variable account due to: (a) the closure of the New York Stock Exchange for reasons other than usual
-------------------------------------------------------------------------------
weekends, holidays or if trading on such Exchange is restricted; (b) the existence of an emergency as defined by the Securities and Exchange Commission of the United States Government or restrictions of trading by the Commission; or
(c) delays permitted by the Securities and Exchange Commission for the protection of security holders.

We further reserve the right to delay payment of any withdrawal from the general account options for up to six months after we receive the request for withdrawal. If we delay payment for more than 30 days, we will pay interest as provided in this certificate on the withdrawal amount up to the date of payment.


Minimum Benefits
Any settlement option payments, cash surrender or death benefits that may be available under this certificate will not be less than the minimum benefits required by any statute of the jurisdiction in which this certificate was issued.

Protection of Benefits/Proceeds
To the extent permitted by law, no payment of benefits or interest will be subject to the claim(s) of any creditor of any owner, annuitant or beneficiary or to any claim or process of law against any owner, annuitant or beneficiary.

Non-Participating
This certificate is classified as a non-participating certificate. It does not participate in our profits or surplus, and therefore no dividends are payable.

--------------------------------------------------

                                    APPENDIX

                               ANNUITY RATE TABLES

--------------------------------------------------------------------------------
Applicability of Rates - The guaranteed annuity rates contained in Tables I, II and III will be used to provide a minimum guaranteed monthly annuity under the fixed annuity payment option. The annuity rates contained in Tables IV, V and VI will be used to determine the first monthly annuity payment under the variable annuity payment option.
--------------------------------------------------------------------------------

The rates contained in this certificate are for each $1,000 applied under the applicable settlement option and do not include any applicable premium tax charges. Any applicable premium tax charges will be withdrawn as described in the premium tax charge provision of the certificate.

Tables I and II under the fixed annuity payment option and Tables IV and V under the variable annuity payment option, as applicable, will be used for all settlement options, subject to any limitations imposed under: (a) a retirement plan or program under which this certificate is issued; or (b) applicable federal or state law, rules or regulations which restrict the use of such rates. If any federal or state law, rules or regulations prohibits the use of the rates provided under these Tables, then the annuity rates provided under Tables III and VI, as applicable, will be used.

Rates Not Shown - Any rates not shown in the Tables contained in this certificate will be provided by us upon request.



                              APPENDIX (continued)

                    TABLES OF GUARANTEED ANNUITY RATES UNDER
                          FIXED ANNUITY PAYMENT OPTION


                              TABLE I - MALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.76                       3.76              3.75              3.73
                  41                   3.80                       3.79              3.78              3.76
                  42                   3.84                       3.83              3.82              3.80
                  43                   3.88                       3.87              3.86              3.83
                  44                   3.93                       3.92              3.90              3.87
                  45                   3.97                       3.96              3.94              3.91
                  46                   4.02                       4.01              3.98              3.95
                  47                   4.07                       4.06              4.03              3.99
                  48                   4.13                       4.11              4.08              4.03
                  49                   4.18                       4.16              4.13              4.08
                  50                   4.24                       4.21              4.18              4.13
                  51                   4.30                       4.27              4.23              4.17
                  52                   4.37                       4.33              4.29              4.22
                  53                   4.43                       4.40              4.34              4.28
                  54                   4.51                       4.46              4.41              4.33
                  55                   4.58                       4.53              4.47              4.38
                  56                   4.66                       4.60              4.54              4.44
                  57                   4.74                       4.68              4.60              4.50
                  58                   4.83                       4.76              4.67              4.56
                  59                   4.92                       4.84              4.75              4.61
                  60                   5.02                       4.93              4.83              4.68
                  61                   5.12                       5.02              4.90              4.74
                  62                   5.23                       5.12              4.99              4.80
                  63                   5.34                       5.22              5.07              4.87
                  64                   5.47                       5.33              5.16              4.93
                  65                   5.60                       5.45              5.25              5.00
                  66                   5.74                       5.57              5.35              5.06
                  67                   5.90                       5.69              5.45              5.12
                  68                   6.06                       5.83              5.55              5.18
                  69                   6.24                       5.97              5.64              5.24
                  70                   6.43                       6.11              5.74              5.30
                  71                   6.63                       6.26              5.84              5.35
                  72                   6.84                       6.42              5.95              5.41
                  73                   7.07                       6.58              6.05              5.45
                  74                   7.32                       6.74              6.14              5.50
                  75                   7.58                       6.91              6.24              5.54
                  76                   7.86                       7.08              6.33              5.57
                  77                   8.16                       7.26              6.42              5.61
                  78                   8.48                       7.43              6.50              5.63
                  79                   8.83                       7.61              6.58              5.66
                  80                   9.20                       7.79              6.65              5.68
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table I, is the 1983a Annuity Mortality Table for males, without projection, set back 5 years, with an interest rate of 3.5% per annum.



                              APPENDIX (continued)


                    TABLES OF GUARANTEED ANNUITY RATES UNDER
                          FIXED ANNUITY PAYMENT OPTION

                             TABLE II - FEMALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.58                       3.58              3.57              3.56
                  41                   3.61                       3.60              3.60              3.59
                  42                   3.64                       3.64              3.63              3.62
                  43                   3.67                       3.67              3.66              3.65
                  44                   3.71                       3.70              3.69              3.68
                  45                   3.74                       3.74              3.73              3.71
                  46                   3.78                       3.77              3.76              3.75
                  47                   3.82                       3.81              3.80              3.78
                  48                   3.86                       3.85              3.84              3.82
                  49                   3.90                       3.89              3.88              3.86
                  50                   3.95                       3.94              3.92              3.90
                  51                   4.00                       3.98              3.97              3.94
                  52                   4.05                       4.03              4.01              3.98
                  53                   4.10                       4.08              4.06              4.03
                  54                   4.15                       4.14              4.11              4.08
                  55                   4.21                       4.19              4.17              4.13
                  56                   4.28                       4.25              4.22              4.18
                  57                   4.34                       4.32              4.28              4.23
                  58                   4.41                       4.38              4.34              4.28
                  59                   4.48                       4.45              4.41              4.34
                  60                   4.56                       4.52              4.47              4.40
                  61                   4.64                       4.60              4.55              4.46
                  62                   4.73                       4.68              4.62              4.52
                  63                   4.82                       4.77              4.70              4.59
                  64                   4.92                       4.86              4.78              4.66
                  65                   5.03                       4.96              4.86              4.72
                  66                   5.14                       5.06              4.95              4.79
                  67                   5.26                       5.17              5.04              4.86
                  68                   5.39                       5.28              5.14              4.93
                  69                   5.52                       5.40              5.24              5.01
                  70                   5.67                       5.52              5.34              5.07
                  71                   5.82                       5.66              5.44              5.14
                  72                   5.99                       5.80              5.55              5.21
                  73                   6.17                       5.95              5.66              5.27
                  74                   6.36                       6.10              5.77              5.34
                  75                   6.57                       6.27              5.88              5.40
                  76                   6.80                       6.44              6.00              5.45
                  77                   7.04                       6.61              6.11              5.50
                  78                   7.31                       6.80              6.21              5.54
                  79                   7.60                       6.99              6.32              5.58
                  80                   7.91                       7.18              6.42              5.62
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table II, is the 1983a Annuity Mortality Table for females, without projection, set back 5 years, with an interest rate of 3.5% per annum.


                              APPENDIX (continued)

                    TABLES OF GUARANTEED ANNUITY RATES UNDER
                          FIXED ANNUITY PAYMENT OPTION


                            TABLE III - UNISEX RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.69                       3.69              3.68              3.66
                  41                   3.73                       3.72              3.71              3.70
                  42                   3.76                       3.76              3.75              3.73
                  43                   3.80                       3.79              3.78              3.76
                  44                   3.84                       3.83              3.82              3.80
                  45                   3.88                       3.87              3.86              3.83
                  46                   3.93                       3.92              3.90              3.87
                  47                   3.97                       3.96              3.94              3.91
                  48                   4.02                       4.01              3.98              3.95
                  49                   4.07                       4.06              4.03              4.00
                  50                   4.13                       4.11              4.08              4.04
                  51                   4.18                       4.16              4.13              4.08
                  52                   4.24                       4.22              4.18              4.13
                  53                   4.30                       4.27              4.24              4.18
                  54                   4.37                       4.33              4.29              4.23
                  55                   4.44                       4.40              4.35              4.28
                  56                   4.51                       4.47              4.42              4.34
                  57                   4.59                       4.54              4.48              4.40
                  58                   4.66                       4.61              4.55              4.45
                  59                   4.75                       4.69              4.62              4.51
                  60                   4.84                       4.77              4.69              4.57
                  61                   4.93                       4.86              4.77              4.64
                  62                   5.03                       4.95              4.85              4.70
                  63                   5.14                       5.05              4.93              4.76
                  64                   5.25                       5.15              5.02              4.83
                  65                   5.37                       5.26              5.11              4.89
                  66                   5.50                       5.37              5.20              4.96
                  67                   5.64                       5.49              5.29              5.03
                  68                   5.79                       5.61              5.39              5.09
                  69                   5.95                       5.75              5.49              5.15
                  70                   6.12                       5.88              5.59              5.22
                  71                   6.31                       6.03              5.69              5.28
                  72                   6.50                       6.18              5.80              5.34
                  73                   6.71                       6.33              5.90              5.39
                  74                   6.93                       6.49              6.01              5.44
                  75                   7.17                       6.66              6.11              5.49
                  76                   7.43                       6.84              6.21              5.53
                  77                   7.71                       7.01              6.31              5.57
                  78                   8.01                       7.19              6.40              5.61
                  79                   8.33                       7.37              6.49              5.63
                  80                   8.67                       7.56              6.57              5.66
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table III, is the 1983a Annuity Mortality Table, without projection, blended 60% males and 40% females, set back 5 years, with an interest rate of 3.5% per annum.


                              APPENDIX (continued)

                          TABLES OF ANNUITY RATES UNDER
                         VARIABLE ANNUITY PAYMENT OPTION


                              TABLE IV - MALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   4.08                       4.07              4.06              4.04
                  41                   4.12                       4.11              4.09              4.07
                  42                   4.16                       4.15              4.13              4.11
                  43                   4.20                       4.18              4.17              4.14
                  44                   4.24                       4.23              4.21              4.18
                  45                   4.29                       4.27              4.25              4.21
                  46                   4.33                       4.32              4.29              4.25
                  47                   4.38                       4.36              4.33              4.29
                  48                   4.44                       4.41              4.38              4.33
                  49                   4.49                       4.46              4.43              4.38
                  50                   4.55                       4.52              4.48              4.42
                  51                   4.61                       4.57              4.53              4.47
                  52                   4.67                       4.63              4.59              4.52
                  53                   4.74                       4.69              4.64              4.57
                  54                   4.81                       4.76              4.70              4.62
                  55                   4.88                       4.83              4.76              4.67
                  56                   4.96                       4.90              4.83              4.73
                  57                   5.04                       4.97              4.89              4.78
                  58                   5.13                       5.05              4.96              4.84
                  59                   5.22                       5.13              5.04              4.90
                  60                   5.31                       5.22              5.11              4.96
                  61                   5.42                       5.31              5.19              5.02
                  62                   5.52                       5.41              5.27              5.08
                  63                   5.64                       5.51              5.36              5.14
                  64                   5.76                       5.62              5.44              5.20
                  65                   5.90                       5.73              5.53              5.27
                  66                   6.04                       5.85              5.62              5.33
                  67                   6.19                       5.98              5.72              5.39
                  68                   6.36                       6.11              5.82              5.45
                  69                   6.53                       6.25              5.91              5.51
                  70                   6.72                       6.39              6.01              5.56
                  71                   6.92                       6.54              6.11              5.61
                  72                   7.14                       6.69              6.21              5.67
                  73                   7.37                       6.85              6.31              5.71
                  74                   7.62                       7.01              6.40              5.75
                  75                   7.88                       7.18              6.49              5.79
                  76                   8.16                       7.35              6.58              5.83
                  77                   8.46                       7.52              6.67              5.86
                  78                   8.79                       7.70              6.75              5.89
                  79                   9.13                       7.87              6.83              5.91
                  80                   9.51                       8.05              6.90              5.93
==============================================================================================================


Basis of Computation - The actuarial basis for the annuity rates contained in this Table IV, is the 1983a Annuity Mortality Table for males, without projection, set back 5 years, with an assumed interest rate of 4% per annum.



                              APPENDIX (continued)


                          TABLES OF ANNUITY RATES UNDER
                         VARIABLE ANNUITY PAYMENT OPTION

                             TABLE V - FEMALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.90                       3.90              3.89              3.88
                  41                   3.93                       3.92              3.92              3.91
                  42                   3.96                       3.95              3.95              3.94
                  43                   3.99                       3.98              3.97              3.96
                  44                   4.02                       4.01              4.01              3.99
                  45                   4.06                       4.05              4.04              4.02
                  46                   4.09                       4.08              4.07              4.06
                  47                   4.13                       4.12              4.11              4.09
                  48                   4.17                       4.16              4.15              4.13
                  49                   4.21                       4.20              4.19              4.16
                  50                   4.26                       4.24              4.23              4.20
                  51                   4.30                       4.29              4.27              4.24
                  52                   4.35                       4.34              4.32              4.28
                  53                   4.40                       4.39              4.36              4.33
                  54                   4.46                       4.44              4.41              4.37
                  55                   4.52                       4.49              4.46              4.42
                  56                   4.58                       4.55              4.52              4.47
                  57                   4.64                       4.61              4.58              4.52
                  58                   4.71                       4.68              4.64              4.57
                  59                   4.78                       4.75              4.70              4.63
                  60                   4.86                       4.82              4.77              4.69
                  61                   4.94                       4.89              4.84              4.75
                  62                   5.03                       4.98              4.91              4.81
                  63                   5.12                       5.06              4.98              4.87
                  64                   5.22                       5.15              5.06              4.94
                  65                   5.32                       5.24              5.14              5.00
                  66                   5.43                       5.34              5.23              5.07
                  67                   5.55                       5.45              5.32              5.14
                  68                   5.68                       5.56              5.41              5.21
                  69                   5.81                       5.68              5.51              5.27
                  70                   5.96                       5.80              5.61              5.34
                  71                   6.11                       5.93              5.71              5.41
                  72                   6.28                       6.08              5.82              5.48
                  73                   6.46                       6.22              5.93              5.54
                  74                   6.65                       6.37              6.04              5.60
                  75                   6.86                       6.54              6.15              5.66
                  76                   7.09                       6.71              6.25              5.71
                  77                   7.33                       6.88              6.37              5.76
                  78                   7.60                       7.07              6.47              5.80
                  79                   7.89                       7.25              6.57              5.84
                  80                   8.20                       7.45              6.67              5.88
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table V, is the 1983a Annuity Mortality Table for females, without projection, set back 5 years, with an assumed interest rate of 4% per annum.


                              APPENDIX (continued)


                          TABLES OF ANNUITY RATES UNDER
                         VARIABLE ANNUITY PAYMENT OPTION


                             TABLE VI - UNISEX RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   4.01                       4.00              4.00              3.98
                  41                   4.05                       4.04              4.03              4.01
                  42                   4.08                       4.07              4.06              4.04
                  43                   4.12                       4.11              4.09              4.07
                  44                   4.16                       4.14              4.13              4.11
                  45                   4.20                       4.18              4.17              4.14
                  46                   4.24                       4.22              4.21              4.18
                  47                   4.28                       4.27              4.25              4.22
                  48                   4.33                       4.31              4.29              4.26
                  49                   4.38                       4.36              4.33              4.30
                  50                   4.43                       4.41              4.38              4.34
                  51                   4.49                       4.46              4.43              4.38
                  52                   4.55                       4.52              4.48              4.43
                  53                   4.61                       4.57              4.54              4.48
                  54                   4.67                       4.64              4.59              4.53
                  55                   4.74                       4.70              4.65              4.58
                  56                   4.81                       4.76              4.71              4.63
                  57                   4.89                       4.83              4.77              4.68
                  58                   4.96                       4.91              4.84              4.74
                  59                   5.05                       4.99              4.91              4.80
                  60                   5.14                       5.07              4.98              4.86
                  61                   5.23                       5.15              5.05              4.92
                  62                   5.33                       5.24              5.13              4.98
                  63                   5.43                       5.34              5.21              5.04
                  64                   5.55                       5.44              5.30              5.10
                  65                   5.67                       5.54              5.39              5.17
                  66                   5.80                       5.66              5.48              5.23
                  67                   5.94                       5.77              5.57              5.30
                  68                   6.09                       5.90              5.67              5.36
                  69                   6.25                       6.03              5.76              5.42
                  70                   6.42                       6.16              5.86              5.48
                  71                   6.60                       6.31              5.96              5.54
                  72                   6.79                       6.46              6.06              5.60
                  73                   7.00                       6.61              6.17              5.65
                  74                   7.23                       6.77              6.27              5.70
                  75                   7.47                       6.93              6.37              5.75
                  76                   7.73                       7.10              6.46              5.79
                  77                   8.01                       7.28              6.56              5.82
                  78                   8.31                       7.46              6.65              5.86
                  79                   8.63                       7.64              6.73              5.89
                  80                   8.98                       7.82              6.82              5.91
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table VI, is the 1983a Annuity Mortality Table, without projection, blended 60% males and 40% females, set back 5 years, with an assumed interest rate of 4% per annum.























                          Certificate of participation
                            issued in connection with
      Group flexible premium deferred annuity contract form no. TGP-711-197
                  Variable and fixed dollar settlement options
                          Separate Account Investments
                     Non-participating - No annual dividends


[GRAPHIC OMITTED]


                                          Home Office:
                                          401 N. Tryon Street
                                          Charlotte, NC  28202
                                          A Stock Company


































TCG-311-197
Page 17

============================================================


                           Transamerica Life Insurance and Annuity Company
[OBJECT OMITTED]           Home Office: 401 N. Tryon Street
                           Charlotte, NC  28202
                           A Stock Company


============================================================
--------------------------------------------------------
About your contract
--------------------------------------------------------

This is a legal contract between you, the "owner", and Transamerica Life Insurance and Annuity Company (referred to as "we", "us", and "our" in this contract). Please read it carefully.

The owner will be entitled to certain benefits provided under this contract, subject to its provisions.




Right to Cancel
The owner may cancel this contract by returning it to: (a) the agent or (b) Transamerica Life Insurance and Annuity Company, Annuity Service Center, P.O. Box 31848, Charlotte, North Carolina 28231-1848, before midnight of the tenth day after receipt of the contract. The return of the contract will be effective as of the date the notice is received. We will refund an amount equal to the sum of: (i) all purchase payments allocated to the general account options less any withdrawals; and (ii) the variable accumulated value of the contract.

PAYMENTS AND VALUES PROVIDED UNDER THIS CONTRACT WHEN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT. REFER TO PAGE 7 FOR ADDITIONAL INFORMATION ON THE VARIABLE ACCOUNT.




                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



[GRAPHIC OMITTED]                        [GRAPHIC OMITTED]

PRESIDENT AND CHIEF EXECUTIVE OFFICER    GENERAL COUNSEL AND SECRETARY



                  Variable and fixed dollar settlement options
                          Separate Account Investments
                     Non-participating - No annual dividends

TCG-701-197

--------------------------------------------
Information page
--------------------------------------------

                    Contract Information                                         Beneficiary Information
-------------------------------------------------------------- ------------------------------------------------------------
-------------------------------------------------------------- ------------------------------------------------------------
Contract Number:                          Specimen             Beneficiary:               Judy Doe
Contract Effective Date:                  July 1, 1997         Date of Birth:             January 1, 1959
Income Tax Status:                        Non-Qualified        Tax ID Number:             999-99-9999
Initial Purchase Payment:                 $20,000
Annuity Date:                             July 1, 2044

-------------------------------------------------------------- ------------------------------------------------------------
                      Owner Information                                           Annuitant Information
-------------------------------------------------------------- ------------------------------------------------------------

Owner:                     John Doe                            Annuitant:                   John Doe
Date of Birth:             January 1, 1959                     Date of Birth:               January 1, 1959
Tax ID Number:             999-99-9999                         Tax ID Number:               999-99-9999

-------------------------------------------------------------- ------------------------------------------------------------
-------------------------------------------------------------- ------------------------------------------------------------
                   Joint Owner Information                                           Joint Annuitant Information
-------------------------------------------------------------- ------------------------------------------------------------

Joint Owner:               Jane Doe                            Joint Annuitant:           Jane Doe
Date of Birth:             January 1, 1959                     Date of Birth:             January 1, 1959
Tax ID Number:    999-99-9999                                  Tax ID Number:             999-99-9999



                     Allocation of Initial Purchase Payment
-------------------------------------------
Variable Sub-accounts
[Transamerica VIF Money Market Portfolio             20%]       [Foreign
[Transamerica VIF Growth  Bond
Fund                   0%]                     0%]
[MFS                            Emerging  [OCC Accumulation Trust Small
Growth                             0%]    Cap                           0%]
[MFS                               Value  [OCC Accumulation Trust Managed
Series                                    0%]
0%]                                       [OCC Accumulation Trust
[Alliance Premier                         Equity                   10%]
Growth                         0%]        General Account Options
[Growth and                               [Fixed
Income                                    Account
0%]                                       0%]
[International                                 [Initial           Interest
0%]                                       Rate
[Emerging                                 ]
Markets                                   [Guarantee Period Account
0%]                           Guarantee Periods-        1       Yr.        -10
[Gold and Natural                         Yr.                               0%]
Resources                   0%]               Total Allocation:       100%
[Balanced
30%]
[High
Yield
40%]


The data above reflects the information you provided us to issue this contract. If you wish to change/correct any information on this page or for inquiries regarding coverage or customer service please call us immediately at our service center.

SERVICE CENTER:                Transamerica Life Insurance and Annuity Company
                               Annuity Service Center
                               P.O. Box 31848
                               Charlotte, North Carolina  28231-1848
                               1-800 258-4260


                             ANNUAL CHARGES AND FEES
                            Charges and fees at the time we issued this contract
are shown below.
------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------- --------------------------------------------------------------
Mortality and Expense Risk Charge                               [1.20% of the assets in each variable sub-account]
--------------------------------------------------------------
                                                                -------------------------------------------------------------
Administrative Expense Charge                                   [0.15% of the assets in each variable sub-account]
                                                                -------------------------------------------------------------
--------------------------------------------------------------
Transfer Fee                                                    $10 for each transfer over [twelve] in each contract year
                                                                -------------------------------------------------------------
--------------------------------------------------------------  [Currently None]
Systematic Withdrawal Fee
--------------------------------------------------------------  -------------------------------------------------------------
                                                                [($30 or 2% of the account value if less)]
Account Fee (before the annuity date)                           [(We  will  waive if account value is over $25,000)]
                                                                -------------------------------------------------------------
--------------------------------------------------------------  [$30]
Annuity Fee (after the annuity date)
--------------------------------------------------------------


--------------------------------------------------------------- --------------------------------------------------------------
--------------------------------------------------------------- --------------------------------------------------------------
Living Benefits Rider Fee                                       [If elected, 0.05% of the account value ]
                                                                [This fee will be deducted monthly]
--------------------------------------------------------------- --------------------------------------------------------------

        CONTINGENT DEFERRED SALES LOAD
 Number of Complete Years                    Contingent Deferred Sales Load
 From Receipt of Purchase Payment            as a Percentage of Purchase Payment
 Less than 1 year................................................6%
 1 year but less than 2 years....................................6%
 2 years but less than 3 years...................................5%
 3 years but less than 4 years...................................5%
 4 years but less than 5 years...................................4%
 5 years but less than 6 years...................................4%
 6 years but less than 7 years...................................2%
 7 or more years.................................................0%

Additional Information

Minimum Initial Purchase Payment:                                    [$5,000]
                                                             [$2,000 for IRA's]

Additional Purchase Payment Minimum:                                  [$1,000]

Maximum Total Purchase Payment(s):                                 [$1,000,000]

Minimum Initial Variable Sub-account Allocation or Transfer:          [$1,000]

Minimum Initial Fixed Account Allocation or Transfer:                 [$1,000]

Minimum for Each Guarantee Period Allocation or Transfer:             [$1,000]

Maximum Transfer Percentage
from the Fixed Account:                                                 [10%]

Minimum Account Value:                                              [$2,000]

-----------------------------------------------------------------------
         End of Information Page
-----------------------------------------------------------------------
---------------------------------------------
Table of Contents

                                                                          PAGE

INFORMATION PAGE..............................2 & 2A

DEFINITIONS....
 .....................................................................
4

OWNER, ANNUITANT, BENEFICIARY..............................5

ESTABLISHING THIS CONTRACT..................................6

THE
VARIABLE
ACCOUNT.................................................. 7

THE
GENERAL
ACCOUNT....................................................8

TRANSFER
PROVISIONS.................................................... 9

WITHDRAWAL PROVISIONS.............................................9

SETTLEMENT OPTION PROVISIONS ..............................11

SETTLEMENT OPTION PAYMENTS..................................12

DEATH BENEFIT PROVISIONS ..........................................13

CHARGES, FEES AND SERVICES .....................................15

GENERAL
PROVISIONS
 ......................................................16

APPENDIX - ANNUITY RATE TABLES............................18


----------------------------
Definitions
--------------

-------------------------------------------------------------------------
Account Value
The sum of the variable accumulated value and the general account options accumulated value.

Annuity Date
The date the annuitization phase of this contract begins. The annuity date is shown on the Information Page.

Cash Surrender Value
The amount we will pay to the owner if the contract is surrendered on or before the annuity date. The cash surrender value is equal to the account value; less the account fee, if any; less any applicable interest adjustment, contingent deferred sales load, or premium tax charges.

Contract Anniversary
The anniversary each year of the contract effective date as shown on the Information Page.

Contract Year
The 12-month period starting on the contract effective date and ending with the day before the contract anniversary, and each 12-month period thereafter.

Code
The Internal Revenue Code of 1986, as amended, and the rules and regulations issued under it.

Fixed Account
An account which credits a rate of interest for a period of at least twelve months for each allocation or transfer.

General Account
The assets of the Company that are not allocated to a separate account.

General Account Options Accumulated Value
The total dollar value of all amounts the owner allocates or transfers to any general account option; plus interest credited; less any amounts withdrawn, applicable fees and premium tax charges, and/or transfers out to the variable account prior to the annuity date.

General Account Options
The fixed account and the guarantee period account offered by us in the general account. The general account options selected by the owner are shown on the Information Page.

Guarantee Period Account
An account which credits a guaranteed rate of interest for specified guarantee period(s). There may be several guarantee period(s) offered under the guarantee period account.

Guarantee Period
The number of years that a guaranteed rate of interest may be credited to a guarantee period account.

Guaranteed Interest Rate
The annual effective rate of interest after daily compounding credited to a guarantee period.

Portfolio
The investment portfolio underlying each variable sub-account in which we will invest any amounts the owner allocates to that variable sub-account.

Status (Qualified and Non-Qualified)
The status shown on the Information Page. This contract has a qualified status if it is issued in connection with a retirement plan or program.

Valuation Day
Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.

Valuation Period
The time interval between the closing (generally 4:00 p.m. Eastern Time) of the New York Stock Exchange on consecutive valuation days.

Variable Account
The variable account (separate account VA-6) is a separate account established and maintained by us for the investment of a portion of our assets.

Variable Accumulated Value
The total dollar value of all variable accumulation units under this contract prior to the annuity date.

Variable Accumulation Unit
A unit of measure used to determine the variable accumulated value before the annuity date. The value of a variable accumulation unit varies with each variable sub-account.

Variable Sub-accounts
One or more divisions of the variable account each of which invests solely in shares of one of the portfolios. The variable sub-accounts selected by the owner are shown on the Information Page.

----------------------------------------------------------------------------
Owner, Annuitant, Beneficiary
----------------------------------------------------------------------------

-------------------------------------------------------------
Owner (Joint Owners)
-------------------------------------------------------------
The person(s) named on the Information Page who, while living, controls all rights and benefits under this contract. If the owner is a trust that allows a person(s) other than the trustee to exercise the ownership rights under this contract, such person(s) must be named annuitant(s) and will be treated as the owner.

If joint owners are named, the joint owners share ownership in this contract equally with the right of survivorship. The right of survivorship means that if a joint owner dies, his or her interest in the contract will pass to the surviving joint owner subject to the death benefit provisions.

The owner(s) is entitled to designate the annuitant, beneficiary or other payee, settlement option, and annuity date. The owner must notify us at our service center to make changes to these designations in a form and manner acceptable to us.

Annuitant (Joint Annuitant)
The person(s) named on the Information Page whose age and sex is used to determine the amount of settlement option payments on the annuity date. If a joint annuitant is named, that joint annuitant must be the annuitant's spouse. The joint annuitant will become the annuitant if the annuitant dies. If there is no joint annuitant and the annuitant dies, an individual owner will become the new annuitant until the owner names another annuitant.

If the owner is an individual, the annuitant(s) may be changed by the owner at any time before the annuity date. Any such change will be subject to the then current underwriting requirements. We reserve the right to reject any change of the annuitant(s) which has been made without our prior written consent.

If the owner is not an individual, the annuitant(s) may not be changed.

Beneficiary
The person(s) named on the Information Page who is designated to receive the amounts payable under this contract if:

      The owner dies before the annuity date and there is no joint owner; or

      The owner dies after the annuity date and settlement option payments have begun under a selected settlement option that guarantees payments for a certain period of time.

The interest of any beneficiary who dies before the owner will terminate at time of death of such beneficiary.

A  beneficiary  may be named or  changed  at any  time.  Any  change  made to an
irrevocable   beneficiary   must  also  include  the  written   consent  of  the
beneficiary, except as otherwise required by law.

If more than one beneficiary is named, each named beneficiary will share equally in any benefits or rights granted by this contract unless the owner gives us other instructions at the time the beneficiaries are named.


----------------------------------
Establishing this Contract

-------------------------------------------
          This contract was established on the contract effective date shown on the Information Page.
------------------------------------------------------

Any time before the annuity date the owner may make additional purchase payments to this contract. We reserve the right to not accept additional purchase payments beyond certain attained ages of the owner or annuitant.

The owner may allocate purchase payments to one or more of the variable sub-accounts or general account options we offer at the time we receive a purchase payment. We reserve the right to limit the total number of investment options that may be chosen over the lifetime of the contract.

All purchase payments are subject to the conditions listed below.

--------------------------------------------------
Purchase Payment Provisions
--------------------------------------------------
Payment and Acceptance of Purchase Payments
Purchase payments are payments the owner makes to us for the benefits under this contract. All purchase payments must be made to either an agent designated by us or our service center.

The initial purchase payment, as shown on the Information Page, will be credited to the variable sub-accounts and/or general account options according to the owner's instructions within two business days of the date our service center receives both the initial purchase payment and sufficient information, in a form and manner acceptable to us, to issue this contract.

Additional purchase payments will be credited on the date we receive them at our service center and are subject to the conditions listed below. Purchase payments must:

      Meet the additional payment minimum shown on the Information Page.

      Not exceed any federal or state limitations during any taxable year; and

      Not exceed the maximum total purchase payment amount, as shown on the Information Page, without our prior approval.

We may return to the owner any purchase payments that do not meet the conditions described in this section.

Allocating Each Purchase Payment
Allocations the owner makes to the variable sub-accounts and general account options are subject to the following conditions. The owner must allocate:

      In whole number percentages;

      A minimum of 10% of each purchase payment to any variable sub-account or general account option.

      Not  less  than  the  variable   sub-account  minimum,  as  shown  on  the
     Information Page, to variable sub-accounts with a zero balance.

      Not less than the fixed account and guaranteed period account minimum, as shown on the Information Page.

The owner may change allocation elections for future purchase payments any time before the annuity date by notifying us at our service center.

Continuation of this Contract
If the owner stops making additional purchase payments to this contract, the provisions of the contract will continue in force until all values have been distributed. The owner may exercise all ownership rights under this contract during that time, including making withdrawals and applying the annuity amount, as defined in the settlement option provisions section, to provide payments under a settlement option described in this contract.

---------------------------------------------
The Variable Account
-----------------------------------

-------------------------------------------------------------------------------
The variable account is a separate investment account established and maintained by the Company for the investment of a portion of our assets  pursuant to North  Carolina  Insurance  Law. We will use the assets of the  variable  account to buy
shares in the various portfolios. Purchase payments allocated or transfers made to one or more variable sub-accounts will become a part of the variable account.
------------------------------------------------------
The assets of the variable account are owned by us. The assets in the variable account are not chargeable with liabilities arising out of any other business we conduct, except to the extent that they exceed the reserves and other liabilities of the variable account. The assets of the variable account maintained under this contract will be kept separate from the assets held in our general account.

Variable Sub-accounts
The variable account is composed of a number of variable sub-accounts. The investment performance of each variable sub-account is linked directly to the investment performance of the underlying portfolio.

We cannot and do not guarantee that any of the variable sub-accounts will always be available for investment. We reserve the right, subject to compliance with applicable federal or state law, rules or regulations, to add, delete, or substitute the variable sub-accounts or the portfolio shares held by a variable sub-account, if we believe that further investment in the shares is no longer appropriate or shares in a portfolio become no longer available for investment. We will send written notification to the owner of such changes.

Variable Accumulation Unit
A variable accumulation unit is a unit of measure we use to determine the variable accumulated value each day before the annuity date. The variable accumulated value is the total dollar value of all variable accumulation units for each variable sub-account. The value of a variable accumulation unit varies with each variable sub-account. Purchase payments allocated or transfers made to a variable sub-account are credited to the variable accumulated value in the form of variable accumulation units. Transfers, withdrawals, or fees made from a variable sub-account will result in the cancellation of variable accumulation units.

Each time a purchase payment is allocated or a transfer is made to a variable sub-account, the number of variable accumulation units credited will be determined. We will determine the number of variable accumulation units by dividing the total amount allocated by the value of that variable sub-account's variable accumulation unit for the valuation day on which either we received the purchase payment allocation or transfer request at our service center.

The value of a variable accumulation unit for each variable sub-account is determined by multiplying the value of that unit at the end of the prior valuation period by the net investment factor of the variable sub-account for the valuation period. The value of a variable accumulation unit may increase or decrease.

Net Investment Factor
The net investment factor is the formula that measures the investment performance of a variable sub-account from one valuation period to the next. For any variable sub-account, the net investment factor for a valuation period is determined by dividing (A) by (B), then subtracting (C) where;

(A) is
The net asset value per share held in the variable sub-account, as of the end of the valuation period; plus (minus)

The per-share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the valuation period; plus (minus)

A per-share charge or credit as of the end of the valuation period for tax reserves for realized and unrealized capital gains, if any.

(B) is
------------------------------------------------
The net asset value per share held in the variable sub-account as of the end of the prior valuation period.

(C) is
The daily mortality and expense risk charge multiplied by the number of calendar days in the current valuation period; plus

The daily administrative expense charge multiplied by the number of calendar days in the current valuation period.

-----------------------------------------
The General Account
-----------------------------------------

--------------------

--------------------
The Company's general account includes all assets not allocated to one of the Company's separate accounts. The general account options under this contract include a fixed account and a guarantee period account to which the owner may allocate purchase payments and transfers.

Fixed Account
Crediting of Interest
We will establish effective annual rates of interest for any amounts allocated or transferred to this fixed account from time to time. Any purchase payment allocation or transfer to the fixed account will be credited interest at the rate applicable for its class. We guarantee that the rate of interest in effect for any amounts allocated or transferred will remain in effect for at least twelve months from the date such allocation or transfer is made. At any time after the end of the twelve month period for a particular allocation, we may change the annual rate of interest without prior notice. We guarantee that any subsequent change in the annual rate of interest will remain in effect for a minimum of twelve months from the effective date of change.

Interest will be credited on a daily basis at a daily rate which is equivalent to the effective annual interest rate for that allocation. The effective annual interest rate applicable to an allocation will never be less than 3% annually.

Transfer Limitations
Transfers from and to the fixed account are subject to the following conditions:

      The owner may make four transfers from the fixed account to any guarantee period or variable sub-account each contract year. The total amount transferred may not exceed the maximum amount allowed for any contract year.  We reserve the right to waive this limitation.

      The maximum amount that may be transferred each contract year is a percentage of the value of the fixed account as of the last contract anniversary less any prior transfers made that contract year. The percentage rate, which will be declared by the Company from time to time, will not be less than 10 percent. The percentage rate on the contract effective date for the maximum transfer amount is shown on the Information Page.

      Amounts from the fixed account may not be transferred to any guarantee period or variable sub-account as identified by us whose underlying portfolio's assets consist of more than 50% investment in income producing securities, such as the money market accounts, contracts of deposit, U.S. Treasury or other U.S. Government securities, bonds or any other fixed income investment.

      Amounts transferred from the variable account into the fixed account may not be transferred back to the variable account for six months following the date of the original transfer.

Guarantee Period Account
Guarantee Periods
Each purchase payment allocation or transfer to the guarantee period account will establish a new guarantee period. Each guarantee period offers a specified duration with a corresponding guaranteed interest rate. The owner may not select a guarantee period whose duration will extend beyond the annuity date, as described in the settlement option provision section. We will never offer a guarantee period with a duration of less than a year.

----------------------------------
Crediting of Interest
--------------------------------------------------------
We will establish a guaranteed interest rate for each guarantee period. This rate will remain in effect for the specified duration of the guarantee period. Interest will be credited on a daily basis at a daily rate which is equivalent to the effective annual guaranteed interest rate for that guarantee period. The guaranteed interest rate applicable to a guarantee period will never be less than 3% annually.

Interest Adjustment
We will deduct an interest adjustment from amounts withdrawn or transferred from a guarantee period before the end of the guarantee period. We will not make an interest adjustment upon the death of the owner or within the 30-day period before the end of the guarantee period. We may waive the interest adjustment in connection with certain options offered with this contract.

Any applicable interest rate adjustment will be calculated by multiplying the amount withdrawn, transferred or annuitized before the reduction for any contingent deferred sales load by the formula described below:

         [(1 + I)/(1 + J + .005)]n/12 - 1


   I = The guaranteed interest rate credited to the current guarantee period.

   J = The current interest rate offered for a guarantee period equal to the number of years remaining in the current guarantee period (fractional years are rounded up to the next full year). If no guarantee period equal to the number of years remaining in the current guarantee period is available, the rate will be established by linear interpolation.
   N = The number of full months remaining to the end of the current guarantee period.

The interest adjustment will be made if the current interest rate plus .005 is greater than the guaranteed interest rate.

The interest adjustment will never reduce the amount under a guarantee period to less than the purchase payment allocation or transfer amount which initiated the guarantee period; less any prior withdrawals or transfers; plus daily interest accumulated at a 3% annual rate. There will be no upward adjustments.

Guarantee Period Expiration
At least 45 days, but not more than 60 days, prior to the expiration date of a guarantee period, we will notify the owner as to the options available when a guarantee period expires. The owner may elect to transfer the amount held in that guarantee period to another general account option or to a variable sub-account being offered by us at that time. The transfer request must be received no later than the day immediately following the end of the expiring guarantee period.

If no election is made, we will establish a new guarantee period of the same duration as the expiring guarantee period, if offered, with a new guaranteed interest rate declared by us for that guarantee period. If we are not currently offering guarantee periods with the same duration as the expiring guarantee period, the new guarantee period will be the next higher duration. If the guarantee period extends beyond the annuity date, we will then select the longest period that will not extend the guarantee period beyond such date.

-----------------------------------------------
Transfer Provisions

-----------------------------
The owner may transfer all or a portion of the account value between and among the variable sub-accounts and general account options subject to the limitations as described in this section and the general account section of this contract.

All transfer requests must specify (a) the amount of the transfer; (b) the variable sub-account or general account option from which the transfer is to be made; and (c) the variable sub-account or general account option which is to receive the transfer. All transfers will be made as of the valuation day we receive the request at our service center.

Before the annuity date, transfers in excess of the maximum per contract year, as shown on the Information Page, will be subject to a transfer fee, as described in the charges, fees and services section of this contract. We reserve the right to waive the transfer fee.

-----------------------------------------
After the annuity date, transfers are only permitted if a variable payment option is elected. Such transfers among the variable sub-accounts are limited to four per contract year. We reserve the right to change the number of transfers available after the annuity date.

The minimum amount that may be transferred from a variable sub-account, the fixed account or any guarantee period under the guarantee period account is the lesser of $1,000 or the entire value of the variable sub-account, fixed account or guarantee period from which the transfer is being made. The minimum amount that may be initially allocated or transferred into a variable sub-account or the fixed account is shown on the Information Page. The minimum amount that must always be transferred into any guarantee period is shown on the Information Page. We reserve the right to waive the minimum(s) in connection with certain options offered with this contract.

----------------------------------------------------------------
Withdrawal Provisions
------------------------

----------------------------------------------------------------------------
Before the annuity date and subject to the conditions below the owner may:
----------------------------------------------------------------------------

      Withdraw a portion of the account value for cash subject to any applicable interest adjustment; contingent deferred sales load, and premium tax charges; or

      Automatically withdraw a portion of the account value by electing the systematic withdrawal option; or

      Withdraw the cash surrender value and terminate this contract.

Any amount withdrawn that exceeds the allowed amount, as described below, may be subject to a contingent deferred sales load. All withdrawals will be made from purchase payments on a first in, first out basis and then from earnings.

--------------------------------------------

--------------------------------------------





---------------------------------------------------------
Partial Withdrawal Provisions
---------------------------------------------------------
Partial withdrawals taken from the variable sub-account or general account options are subject to a minimum withdrawal amount equal to the lesser of $1,000 or the entire value of the variable sub-account, fixed account or guarantee period from which the withdrawal is being made. We reserve the right to limit the number of partial withdrawals that may be taken from the general account options in any contract year. We reserve the right not to process any withdrawal if the resulting account value is below the minimum, as shown on the Information Page.

Systematic Withdrawal Option
The owner may elect to automatically receive a series of partial withdrawals under the systematic withdrawal option subject to the following conditions:

      Systematic withdrawals may be subject to a fee as described in the charges, fees and services section of this contract.

      Systematic withdrawals may only be taken from variable sub-accounts and general account options as designated by us from time to time. We reserve the right to prospectively change such designations.

The owner may terminate systematic withdrawals at any time by notifying us at our service center. Once the option has been terminated, it may not be elected again for a twelve month period. Systematic withdrawals will automatically terminate if the contract is annuitized, surrendered or otherwise distributed as a result of the owner's death.


Surrender of this Contract
The owner may surrender this contract to us for its cash surrender value on or before the annuity date. Surrender of the contract will be subject to any withdrawal limitations imposed under applicable federal or state law, rules or regulations.

Payment of the cash surrender value to the owner will be in full settlement of our liability under the contract.

Withdrawal of Funds Without Charges
At the end of the free look period or 30 days after the contract effective date, whichever is later, the owner may make withdrawals up to the allowed amount each contract year before the annuity date without incurring a contingent deferred sales load.

--------------------------------------------------
The allowed  amount is equal to 15% of purchase  payments  less than seven years old as of the last  contract  anniversary,
less any previous withdrawals taken in that contract year. For the first contract year, the allowed amount is equal to
15% of purchase payments as of the time of the first withdrawal, less any previous withdrawals taken that contract year.
Previous withdrawals include partial withdrawals and certain scheduled withdrawals, such as systematic withdrawals. Any amounts that exceed the allowed amount will be subject to a contingent deferred sales load. Purchase payments that are older than seven years old will not be subject to a contingent deferred sales load
--------------------------------------------------------------

Amounts withdrawn from any guarantee period account may be subject to an interest adjustment as described in the general account section of this contract.

Contingent Deferred Sales Load
A contingent deferred sales load may apply when a withdrawal from, or surrender of, this contract occurs. For purposes of determining the contingent deferred sales load, all withdrawals are made first from purchase payments on a first-in, first-out basis and then from earnings.

We calculate the contingent deferred sales load separately for each purchase payment received by us. The contingent deferred sales load is a percentage of the withdrawn purchase payment.

The applicable contingent deferred sales load percentages, as shown on the Information Page, are based on the number of complete years from the receipt of the purchase payment(s) to the date of withdrawal.

Waiver of Contingent Deferred Sales Load We will waive the contingent deferred sales load:

     On the allowed amount.

      Upon annuitization on or after the first contract anniversary, if the selected settlement option involves life contingencies.

      Upon the owner's death before the annuity date.

--------------------------
Settlement Option Provisions
------------------------------------------------------

      On the annuity date, we will apply the annuity amount, as defined below, to provide payments under the settlement option selected by the owner. The first settlement option payment will be made 30 days after the annuity date.


      Settlement option payments may be made in monthly, quarterly, semi-annual or annual installments as selected by the owner.
----------------------------------
The owner may change the annuity date and settlement and payment option by notifying our service center at least 30 days in advance of the annuity date.

The annuity date must be on or before the later of (A) and (B) where:

(A) is the first day of the calendar month immediately preceding the month of the annuitant's or joint annuitant's 85th birthday, whichever is earlier, and;

(B) is the first day of the month immediately following the tenth contract anniversary.

The annuity date may not be earlier than the first day of the calendar month coinciding with the first contract anniversary and may in no event be later than the earlier of the annuitant's or joint annuitant's 97th birthday.

After the annuity date, we will not allow the owner to make:

      Any changes to either the settlement or payment option;

      Additional purchase payments; or

      Any further withdrawals.

Annuity Amount
The annuity amount we will apply to provide payments is equal to the account value, less any interest adjustment, less any contingent deferred sales load, and less any premium tax charges.

-------------------------
Minimum Requirements
------------------------------------------
We reserve the right to offer a less frequent mode of payment than the mode selected by the owner or make a cash payment to the owner equal to the cash surrender value if:

      The annuity amount is less than $5,000; or

      The amount of the first fixed payment is less than $150; or

      The amount of the first variable payment is less than $150 or if a variable payment from a variable sub-account is less than $75.

If we make such a cash payment it will be in full settlement of our liability under this contract.

Settlement Options
The settlement options the owner may choose from are listed below. For any settlement option involving life contingencies, it is possible that no settlement option payments will be made from this contract if, after the annuity date but before the first settlement option payment is made, the annuitant and joint annuitant or contingent annuitant, as applicable, dies.

Life Annuity
Provides payments to the owner for as long as the annuitant lives. Payments will end with the payment due just before the annuitant's death and there is no provision for a death benefit payable to a beneficiary.

Life Annuity with Period Certain
Provides  payments to the owner for the longer of: a) the annuitant's  life; or
 (b) the period certain. The period certain may be 120, 180 or 240 months. If the annuitant dies during the period certain, payments will continue until the end of the period certain.

Life and Contingent Annuity
Provides payments to the owner for as long as the annuitant lives. If the annuitant dies, payments will continue for as long as the contingent annuitant lives in an amount equal to 50%, 66 2/3% or 100% of the original payment, as selected. Payments will then end with the payment due just before the contingent annuitant's death.

Joint and Survivor Annuity
Provides payments to the owner for as long as the survivor of the annuitant or joint annuitant lives. After the first annuitant dies, payments will continue for as long as the survivor lives in an amount equal to 50%, 66 2/3% or 100% of the original payment, as selected. Payments will then end with the payment due just before the death of the survivor.

Other Forms of Payment
Payments can be provided under other settlement options not described in this section. Contact our service center for more information.

-------------------------------------------------------
Settlement Option Payments
-------------------------------------------------------
------------------------------
      Settlement option payments may be fixed or variable or a combination of both.

      The fixed payment option provides for settlement option payments that remain constant and are not affected by the investment performance of the variable sub-accounts.
      The variable payment option provides for settlement option payments that vary based on the investment performance of the variable sub-account(s) selected by the owner. These payments may increase, decrease or remain the same.



---------------------------------------------------
Fixed Payment Option
---------------------------------------------------
Amount of Fixed Payment
The owner may elect to have all or a portion of the annuity amount applied to provide fixed payments. On the annuity date, we will determine the dollar amount of the fixed payments by applying the portion of the annuity amount allocated to provide fixed payments as a single payment based on the settlement option chosen and the age and sex of the annuitant(s), using the appropriate guaranteed annuity rate tables. If required by law, we will use the appropriate unisex guaranteed annuity rate tables. The monthly annuity rate tables are contained in the appendix.

Variable Payment Option
Amount of First Variable Payment
The owner may elect to have all or a portion of the annuity amount applied to provide settlement option payments that vary based on the investment performance of selected variable sub-accounts. The amount of the first variable

----------------------------------
payment will be equal to the benefit that could be purchased by applying the portion of the annuity amount allocated to provide the variable payments as a single payment based on the settlement option chosen and age and sex of the annuitant(s) using the appropriate guaranteed annuity rate tables. If required by law, we will use the appropriate unisex guaranteed annuity rate tables. The monthly annuity rate tables are contained in the appendix.

Amount of Subsequent Variable Payments
We determine the dollar amount of the second and subsequent variable payments by first identifying the number and value of the variable annuity units for each variable sub-account. Variable annuity units are the unit of measure used to determine such payments. For each payment we multiply the number of variable annuity units by the value of the variable annuity units for each variable sub-account.

The number of variable annuity units for each variable sub-account will remain the same for the second and subsequent variable payments (unless amounts are transferred to or from a variable sub-account) and the value of the variable annuity units in each variable sub-account will vary. As a result of the variation in the value of variable annuity units for each variable sub-account between payments, the dollar amount of each variable payment after the first may increase, decrease or remain the same.


Number of Variable Annuity Units
The number of variable annuity units for each variable sub-account is determined by dividing the first variable payment by the value of the variable annuity units of each variable sub-account on the annuity date.

Value of Variable Annuity Units
The variable annuity unit values depend on the net investment factor and the assumed interest rate. The value of a variable annuity unit for each variable sub-account for any valuation day is equal to (A) times (B) times (C), where:

(A) is the variable annuity unit value on the immediately preceding valuation day;

(B) is the net investment factor (determined in accordance with the net investment factor provision on Page 7), for the valuation period just ended; and

(C) is the investment result adjustment factor (.99989255)n, which recognizes an assumed interest rate of 4% per year. The Company reserves the right to offer other assumed interest rates with appropriate investment result adjustment factors. The "n" in the investment result adjustment factor is the number of days since the preceding valuation day.

Once settlement option payments begin, we guarantee the amount of each variable payment will not be affected by variations in expenses or mortality experience.

---------------------------------------------------
Death Benefit Provisions
---------------------------------------------------



----------------------------------------------------------------------
We must distribute death benefits or continue making settlement option payments under this contract according to the requirements of Code Section 72(s) as long as this contract is in force or benefits remain to be paid.

We will not accept any additional purchase payments after the death of the owner or joint owner.

If any ownership change is made, the death benefit under this contract may be reduced in accordance with our then current underwriting rules. Such reduction will never decrease the death benefit below the account value.

We must receive proof of death before any benefits are distributed from this contract. Proof of death acceptable to us includes:

      A certified copy of a death contract
      A certified copy of a court decree stating the cause of death A written statement by a medical doctor who attended the deceased Any other proof or documents we may require

--------------------------------------------------------------
Amount of Death Benefit
--------------------------------------------------------------
If the owner or joint owner dies before the annuity date and neither the deceased owner nor the joint owner had attained the age of 85, the guaranteed minimum death benefit is equal to the greatest of (A), (B) or (C) where:

(A) is the account value

--------------------------------------------------------------------------------
(B) is 100% of purchase payments, less the sum of all withdrawals and any applicable premium tax charges.
--------------------------------------------------------------------------------

(C) is the highest account value on any contract anniversary, increased by the sum of all purchase payments received since that contract anniversary, less the sum of all withdrawals and any applicable premium tax charges since that anniversary.

The guaranteed minimum death benefit will be determined as of the end of the valuation period during which our service center receives both proof of death of the owner or joint owner and the written notice of the form of benefit elected by the person to whom the death benefit is payable.

Amount of Death Benefit after the Owner or Joint Owner attains age 85
If the owner or joint owner dies before the annuity date and either the deceased owner or surviving owner had attained the age of 85, the death benefit is equal to the account value. For purposes of calculating such death benefit, the account value is determined as of the date the death benefit is paid.

Death of Owner or Joint Owner before the Annuity Date
If the owner or joint owner dies before the annuity date, we will pay the death benefit as specified in this section. The entire death benefit must be distributed within five years after the owner's death. If the owner is not an individual, an annuitant's death will be treated as the death of the owner as provided in Code Section 72(s)(6). For example, this contract will remain in force with the annuitant's surviving spouse as the new annuitant if:

      This contract is owned by a trust; and

      The beneficiary shown on the Information Page is either the annuitant's surviving spouse, or a trust holding the contract solely for the benefit of such spouse.

The manner in which we will pay the death benefit depends on the status of the person(s) involved in this contract. The death benefit will be payable to the first person from the applicable list below:
If the owner is the annuitant:
      The joint owner, if any
      The beneficiary, if any

          If the owner is not the annuitant:
      The joint owner, if any
      The beneficiary, if any
      The annuitant;
      The joint annuitant; if any

If the death benefit is payable to the owner's surviving spouse, (or to a trust for the sole benefit of such surviving spouse), we will continue this contract with the owner's spouse as the new annuitant (if the owner was the annuitant) and the new owner (if applicable), unless such spouse selects another option as provided below.

If the death benefit is payable to someone other that the owner's surviving spouse, we will pay the death benefit in a lump sum payment to, or for the benefit of, such person within five years after the owner's death, unless such person(s) selects another option as provided below.

In lieu of the automatic form of death benefit specified above, the person(s) to whom the death benefit is payable may elect to receive it:

      In a lump sum; or

      As settlement option payments, provided the person making the election is an individual. Such payments must begin within one year after the owner's death and must be in equal amounts over a period of time not extending beyond the individual's life or life expectancy.

Election of either option must be made no later than 60 days prior to the one year anniversary of the owner's death. Otherwise, the death benefit will be settled under the appropriate automatic form of benefit specified above.

If the person to whom the death benefit is payable dies before the entire death benefit is paid, we will pay the remaining death benefit in a lump sum to the payee named by such person or, if no payee was named, to such person's estate.

--------------------------------------------------------------------------------
If the death benefit is payable to a non-individual (subject to the special rule for a trust for the sole benefit of a surviving spouse), we
--------------------------------------------------------------------------------
will pay the death benefit in a lump sum within one year after the owner's death.

If the Annuitant Dies Before the Annuity Date
If an owner and an annuitant are not the same individual and the annuitant (or the last of joint annuitants) dies before the annuity date, the owner will become the annuitant until a new annuitant is selected.

Death after the Annuity Date
If an owner or an annuitant dies after the annuity date, any amounts payable will continue to be distributed at least as rapidly as under the settlement and payment option then in effect on the date of death.

Upon the owner's death after the annuity date, any remaining ownership rights granted under this contract will pass to the person to whom the death benefit would have been paid if the owner had died before the annuity date, as specified above.

Survival Provision
The interest of any person to whom the death benefit is payable who dies at the time of, or within 30 days after, the death of the owner will also terminate if no benefits have been paid to such beneficiary, unless the owner had given us written notice of some other arrangement.

-------------------------------------------------
Charges, Fees and Services
-------------------------------------------------
--------------------------------------
Premium Tax Charge
Some jurisdictions impose on us a premium tax on annuities. If a premium tax is imposed, we reserve the right to deduct this amount from purchase payments or account value, as appropriate. For purposes of this contract, premium tax charges include retaliatory taxes or other similar taxes.

Mortality and Expense Risk Charge
The amount of the annual mortality and expense risk charge is shown on the Information Page. The mortality and expense risk charge will be deducted on a daily basis from the assets in each variable sub-account as part of the calculation of the variable accumulation unit.

Administrative Expense Charge
The amount of the annual administrative expense charge on the contract effective date is shown on the Information Page. The administrative expense charge will be deducted on a daily basis from the assets in each variable sub-account as part of the calculation of the variable accumulation unit.

We may change this charge upon 30 days advance written notice to the owner. Any increase in the administrative expense charge will apply prospectively to administrative expense charges deducted after the effective date of change. The administrative expense charge will not exceed an annual charge of 0.35%.



Transfer Fee
We reserve the right to impose a transfer fee for each transfer in excess of the number shown on the Information Page made during a single contract year. The amount of the transfer fee on the contract effective date is shown on the Information Page. This fee will not increase. The transfer fee will be deducted from the amount of the transfer prior to its reallocation. We reserve the right to waive the transfer fee.

Systematic Withdrawal Fee
We reserve the right to impose an annual processing fee for the systematic withdrawal option. The amount of the systematic withdrawal fee on the contract effective date is shown on the Information Page. Any fee imposed will not exceed $25 per contract year.

Account Fee
Before the annuity date, an annual account fee will be deducted from the account value on the last business day of each contract year and if different, the date the contract is surrendered. The amount of the annual account fee on the contract effective date is shown on the Information Page. The account fee will be deducted on a pro rata basis from the account value. There will be no interest adjustment on any deductions from the guarantee period account for this fee.

We may change this fee prospectively upon 30 days advance written notice to the owner. Any increase will not result in the account fee exceeding a maximum annual account fee equal to the lesser of 2% of the account value or $60.

Annuity Fee
After the annuity date, an annual fee equal to the amount shown on the Information Page will be deducted in equal amounts from distributions made under the variable payment option. We reserve the right to waive this fee.

Statements of Account
At least once during each contract year, we will send the owner a statement of account reflecting the account value of the contract. Statements of account will cease to be provided to the owner after the annuity date.

-------------------------------------------------------------
General Provisions
-----------------------

-------------------------------------------------------
Entire Contract
----------------------------------------------
This contract and any attached endorsements and riders are the entire contract.

Misstatement of Age and Sex
If the age or sex of the annuitant(s) and/or of any other measuring life has been misstated, the settlement option payments payable under this contract will be whatever the annuity amount would provide for the correct age or sex of the annuitant(s) and/or of any other measuring life on the annuity date. Any underpayment by us, as a result of such misstatement, will be paid in a lump sum on the next settlement option payment made by us, and any overpayment will be deducted from the current or succeeding payments.

Proof of Existence and Age
Before making any payment under this contract, we may require proof of the existence and age of the owner, the annuitant and/or any other measuring life. We may also require any other information as we may need in order to provide benefits under the contract.

Changes
No provision of this contract may be changed or waived unless done in writing and signed by two of our authorized officers. We will not make any change that reduces the amounts payable under this contract unless the change is required by law. We will provide the owner a copy of any changes we make to this contract.

Income Tax Qualification
This contract is intended to qualify as an annuity contract for federal income tax purposes. All provisions in this contract will be interpreted to maintain such tax qualification. We may make changes in order to maintain this qualification or to conform this contract to any applicable changes made in the tax qualification requirements. We will provide the owner with a copy of any changes we make to this contract.

Incontestability
This contract is incontestable from the contract effective date.

Assignment of this Contract
To make ownership changes or assign rights to another person, the owner must notify us at our service center. An assignment or ownership change is not binding on us until we receive the necessary documentation and acknowledge the request. We are not responsible for the validity or effect - tax or otherwise - of any assignment or ownership change. If an ownership change is made, the death benefit under this contract may be reduced in accordance with our then current underwriting rules. Such reduction will never decrease the death benefit below the account value.

Payments by/to the Company
All purchase payments paid to us or amounts paid by us from this contract will be made in the legal currency of the United States of America.

Delay of Payment or Transfer
Except as provided below, we will pay amounts due from this contract within seven days of the date our service center receives both the request for such amount and all the necessary requirements in a form and manner acceptable to us.

------------------------------------------------
We reserve the right to delay the payment of any benefits payable, amounts withdrawn or transfers requested from the variable account due to: (a) the closure of the New York Stock Exchange for reasons other than usual
------------------------------------------------------------------
weekends, holidays or if trading on such Exchange is restricted; (b) the existence of an emergency as defined by the Securities and Exchange Commission of the United States Government or restrictions of trading by the Commission; or
(c) delays permitted by the Securities and Exchange Commission for the protection of security holders.

We further reserve the right to delay payment of any withdrawal from the general account options for up to six months after we receive the request for withdrawal. If we delay payment for more than 30 days, we will pay interest as provided in this contract on the withdrawal amount up to the date of payment.


Minimum Benefits
Any settlement option payments, cash surrender or death benefits that may be available under this contract will not be less than the minimum benefits required by any statute of the jurisdiction in which this contract was issued.

Protection of Benefits/Proceeds
To the extent permitted by law, no payment of benefits or interest will be subject to the claim(s) of any creditor of any owner, annuitant or beneficiary or to any claim or process of law against any owner, annuitant or beneficiary.

Non-Participating
This contract is classified as a non-participating contract. It does not participate in our profits or surplus, and therefore no dividends are payable.

------------------------------------

                                    APPENDIX

                               ANNUITY RATE TABLES

--------------------------------------------------------------------------------
Applicability of Rates - The guaranteed annuity rates contained in Tables I, II and III will be used to provide a minimum guaranteed monthly annuity under the fixed annuity payment option. The annuity rates contained in Tables IV, V and VI will be used to determine the first monthly annuity payment under the variable annuity payment option.

The rates contained in this contract are for each $1,000 applied under the applicable settlement option and do not include any applicable premium tax charges. Any applicable premium tax charges will be withdrawn as described in the premium tax charge provision of the contract.

Tables I and II under the fixed annuity payment option and Tables IV and V under the variable annuity payment option, as applicable, will be used for all settlement options, subject to any limitations imposed under: (a) a retirement plan or program under which this contract is issued; or (b) applicable federal or state law, rules or regulations which restrict the use of such rates. If any federal or state law, rules or regulations prohibits the use of the rates provided under these Tables, then the annuity rates provided under Tables III and VI, as applicable, will be used.

Rates Not Shown - Any rates not shown in the Tables contained in this contract will be provided by us upon request.




                              APPENDIX (continued)

                    TABLES OF GUARANTEED ANNUITY RATES UNDER
                          FIXED ANNUITY PAYMENT OPTION


                              TABLE I - MALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.76                       3.76              3.75              3.73
                  41                   3.80                       3.79              3.78              3.76
                  42                   3.84                       3.83              3.82              3.80
                  43                   3.88                       3.87              3.86              3.83
                  44                   3.93                       3.92              3.90              3.87
                  45                   3.97                       3.96              3.94              3.91
                  46                   4.02                       4.01              3.98              3.95
                  47                   4.07                       4.06              4.03              3.99
                  48                   4.13                       4.11              4.08              4.03
                  49                   4.18                       4.16              4.13              4.08
                  50                   4.24                       4.21              4.18              4.13
                  51                   4.30                       4.27              4.23              4.17
                  52                   4.37                       4.33              4.29              4.22
                  53                   4.43                       4.40              4.34              4.28
                  54                   4.51                       4.46              4.41              4.33
                  55                   4.58                       4.53              4.47              4.38
                  56                   4.66                       4.60              4.54              4.44
                  57                   4.74                       4.68              4.60              4.50
                  58                   4.83                       4.76              4.67              4.56
                  59                   4.92                       4.84              4.75              4.61
                  60                   5.02                       4.93              4.83              4.68
                  61                   5.12                       5.02              4.90              4.74
                  62                   5.23                       5.12              4.99              4.80
                  63                   5.34                       5.22              5.07              4.87
                  64                   5.47                       5.33              5.16              4.93
                  65                   5.60                       5.45              5.25              5.00
                  66                   5.74                       5.57              5.35              5.06
                  67                   5.90                       5.69              5.45              5.12
                  68                   6.06                       5.83              5.55              5.18
                  69                   6.24                       5.97              5.64              5.24
                  70                   6.43                       6.11              5.74              5.30
                  71                   6.63                       6.26              5.84              5.35
                  72                   6.84                       6.42              5.95              5.41
                  73                   7.07                       6.58              6.05              5.45
                  74                   7.32                       6.74              6.14              5.50
                  75                   7.58                       6.91              6.24              5.54
                  76                   7.86                       7.08              6.33              5.57
                  77                   8.16                       7.26              6.42              5.61
                  78                   8.48                       7.43              6.50              5.63
                  79                   8.83                       7.61              6.58              5.66
                  80                   9.20                       7.79              6.65              5.68
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table I, is the 1983a Annuity Mortality Table for males, without projection, set back 5 years, with an interest rate of 3.5% per annum.




                              APPENDIX (continued)


                    TABLES OF GUARANTEED ANNUITY RATES UNDER
                          FIXED ANNUITY PAYMENT OPTION

                             TABLE II - FEMALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.58                       3.58              3.57              3.56
                  41                   3.61                       3.60              3.60              3.59
                  42                   3.64                       3.64              3.63              3.62
                  43                   3.67                       3.67              3.66              3.65
                  44                   3.71                       3.70              3.69              3.68
                  45                   3.74                       3.74              3.73              3.71
                  46                   3.78                       3.77              3.76              3.75
                  47                   3.82                       3.81              3.80              3.78
                  48                   3.86                       3.85              3.84              3.82
                  49                   3.90                       3.89              3.88              3.86
                  50                   3.95                       3.94              3.92              3.90
                  51                   4.00                       3.98              3.97              3.94
                  52                   4.05                       4.03              4.01              3.98
                  53                   4.10                       4.08              4.06              4.03
                  54                   4.15                       4.14              4.11              4.08
                  55                   4.21                       4.19              4.17              4.13
                  56                   4.28                       4.25              4.22              4.18
                  57                   4.34                       4.32              4.28              4.23
                  58                   4.41                       4.38              4.34              4.28
                  59                   4.48                       4.45              4.41              4.34
                  60                   4.56                       4.52              4.47              4.40
                  61                   4.64                       4.60              4.55              4.46
                  62                   4.73                       4.68              4.62              4.52
                  63                   4.82                       4.77              4.70              4.59
                  64                   4.92                       4.86              4.78              4.66
                  65                   5.03                       4.96              4.86              4.72
                  66                   5.14                       5.06              4.95              4.79
                  67                   5.26                       5.17              5.04              4.86
                  68                   5.39                       5.28              5.14              4.93
                  69                   5.52                       5.40              5.24              5.01
                  70                   5.67                       5.52              5.34              5.07
                  71                   5.82                       5.66              5.44              5.14
                  72                   5.99                       5.80              5.55              5.21
                  73                   6.17                       5.95              5.66              5.27
                  74                   6.36                       6.10              5.77              5.34
                  75                   6.57                       6.27              5.88              5.40
                  76                   6.80                       6.44              6.00              5.45
                  77                   7.04                       6.61              6.11              5.50
                  78                   7.31                       6.80              6.21              5.54
                  79                   7.60                       6.99              6.32              5.58
                  80                   7.91                       7.18              6.42              5.62
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table II, is the 1983a Annuity Mortality Table for females, without projection, set back 5 years, with an interest rate of 3.5% per annum.



                              APPENDIX (continued)

                    TABLES OF GUARANTEED ANNUITY RATES UNDER
                          FIXED ANNUITY PAYMENT OPTION


                            TABLE III - UNISEX RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.69                       3.69              3.68              3.66
                  41                   3.73                       3.72              3.71              3.70
                  42                   3.76                       3.76              3.75              3.73
                  43                   3.80                       3.79              3.78              3.76
                  44                   3.84                       3.83              3.82              3.80
                  45                   3.88                       3.87              3.86              3.83
                  46                   3.93                       3.92              3.90              3.87
                  47                   3.97                       3.96              3.94              3.91
                  48                   4.02                       4.01              3.98              3.95
                  49                   4.07                       4.06              4.03              4.00
                  50                   4.13                       4.11              4.08              4.04
                  51                   4.18                       4.16              4.13              4.08
                  52                   4.24                       4.22              4.18              4.13
                  53                   4.30                       4.27              4.24              4.18
                  54                   4.37                       4.33              4.29              4.23
                  55                   4.44                       4.40              4.35              4.28
                  56                   4.51                       4.47              4.42              4.34
                  57                   4.59                       4.54              4.48              4.40
                  58                   4.66                       4.61              4.55              4.45
                  59                   4.75                       4.69              4.62              4.51
                  60                   4.84                       4.77              4.69              4.57
                  61                   4.93                       4.86              4.77              4.64
                  62                   5.03                       4.95              4.85              4.70
                  63                   5.14                       5.05              4.93              4.76
                  64                   5.25                       5.15              5.02              4.83
                  65                   5.37                       5.26              5.11              4.89
                  66                   5.50                       5.37              5.20              4.96
                  67                   5.64                       5.49              5.29              5.03
                  68                   5.79                       5.61              5.39              5.09
                  69                   5.95                       5.75              5.49              5.15
                  70                   6.12                       5.88              5.59              5.22
                  71                   6.31                       6.03              5.69              5.28
                  72                   6.50                       6.18              5.80              5.34
                  73                   6.71                       6.33              5.90              5.39
                  74                   6.93                       6.49              6.01              5.44
                  75                   7.17                       6.66              6.11              5.49
                  76                   7.43                       6.84              6.21              5.53
                  77                   7.71                       7.01              6.31              5.57
                  78                   8.01                       7.19              6.40              5.61
                  79                   8.33                       7.37              6.49              5.63
                  80                   8.67                       7.56              6.57              5.66
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table III, is the 1983a Annuity Mortality Table, without projection, blended 60% males and 40% females, set back 5 years, with an interest rate of 3.5% per annum.



                              APPENDIX (continued)

                          TABLES OF ANNUITY RATES UNDER
                         VARIABLE ANNUITY PAYMENT OPTION


                              TABLE IV - MALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   4.08                       4.07              4.06              4.04
                  41                   4.12                       4.11              4.09              4.07
                  42                   4.16                       4.15              4.13              4.11
                  43                   4.20                       4.18              4.17              4.14
                  44                   4.24                       4.23              4.21              4.18
                  45                   4.29                       4.27              4.25              4.21
                  46                   4.33                       4.32              4.29              4.25
                  47                   4.38                       4.36              4.33              4.29
                  48                   4.44                       4.41              4.38              4.33
                  49                   4.49                       4.46              4.43              4.38
                  50                   4.55                       4.52              4.48              4.42
                  51                   4.61                       4.57              4.53              4.47
                  52                   4.67                       4.63              4.59              4.52
                  53                   4.74                       4.69              4.64              4.57
                  54                   4.81                       4.76              4.70              4.62
                  55                   4.88                       4.83              4.76              4.67
                  56                   4.96                       4.90              4.83              4.73
                  57                   5.04                       4.97              4.89              4.78
                  58                   5.13                       5.05              4.96              4.84
                  59                   5.22                       5.13              5.04              4.90
                  60                   5.31                       5.22              5.11              4.96
                  61                   5.42                       5.31              5.19              5.02
                  62                   5.52                       5.41              5.27              5.08
                  63                   5.64                       5.51              5.36              5.14
                  64                   5.76                       5.62              5.44              5.20
                  65                   5.90                       5.73              5.53              5.27
                  66                   6.04                       5.85              5.62              5.33
                  67                   6.19                       5.98              5.72              5.39
                  68                   6.36                       6.11              5.82              5.45
                  69                   6.53                       6.25              5.91              5.51
                  70                   6.72                       6.39              6.01              5.56
                  71                   6.92                       6.54              6.11              5.61
                  72                   7.14                       6.69              6.21              5.67
                  73                   7.37                       6.85              6.31              5.71
                  74                   7.62                       7.01              6.40              5.75
                  75                   7.88                       7.18              6.49              5.79
                  76                   8.16                       7.35              6.58              5.83
                  77                   8.46                       7.52              6.67              5.86
                  78                   8.79                       7.70              6.75              5.89
                  79                   9.13                       7.87              6.83              5.91
                  80                   9.51                       8.05              6.90              5.93
==============================================================================================================


Basis of Computation - The actuarial basis for the annuity rates contained in this Table IV, is the 1983a Annuity Mortality Table for males, without projection, set back 5 years, with an assumed interest rate of 4% per annum.




                              APPENDIX (continued)


                          TABLES OF ANNUITY RATES UNDER
                         VARIABLE ANNUITY PAYMENT OPTION

                             TABLE V - FEMALE RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   3.90                       3.90              3.89              3.88
                  41                   3.93                       3.92              3.92              3.91
                  42                   3.96                       3.95              3.95              3.94
                  43                   3.99                       3.98              3.97              3.96
                  44                   4.02                       4.01              4.01              3.99
                  45                   4.06                       4.05              4.04              4.02
                  46                   4.09                       4.08              4.07              4.06
                  47                   4.13                       4.12              4.11              4.09
                  48                   4.17                       4.16              4.15              4.13
                  49                   4.21                       4.20              4.19              4.16
                  50                   4.26                       4.24              4.23              4.20
                  51                   4.30                       4.29              4.27              4.24
                  52                   4.35                       4.34              4.32              4.28
                  53                   4.40                       4.39              4.36              4.33
                  54                   4.46                       4.44              4.41              4.37
                  55                   4.52                       4.49              4.46              4.42
                  56                   4.58                       4.55              4.52              4.47
                  57                   4.64                       4.61              4.58              4.52
                  58                   4.71                       4.68              4.64              4.57
                  59                   4.78                       4.75              4.70              4.63
                  60                   4.86                       4.82              4.77              4.69
                  61                   4.94                       4.89              4.84              4.75
                  62                   5.03                       4.98              4.91              4.81
                  63                   5.12                       5.06              4.98              4.87
                  64                   5.22                       5.15              5.06              4.94
                  65                   5.32                       5.24              5.14              5.00
                  66                   5.43                       5.34              5.23              5.07
                  67                   5.55                       5.45              5.32              5.14
                  68                   5.68                       5.56              5.41              5.21
                  69                   5.81                       5.68              5.51              5.27
                  70                   5.96                       5.80              5.61              5.34
                  71                   6.11                       5.93              5.71              5.41
                  72                   6.28                       6.08              5.82              5.48
                  73                   6.46                       6.22              5.93              5.54
                  74                   6.65                       6.37              6.04              5.60
                  75                   6.86                       6.54              6.15              5.66
                  76                   7.09                       6.71              6.25              5.71
                  77                   7.33                       6.88              6.37              5.76
                  78                   7.60                       7.07              6.47              5.80
                  79                   7.89                       7.25              6.57              5.84
                  80                   8.20                       7.45              6.67              5.88
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table V, is the 1983a Annuity Mortality Table for females, without projection, set back 5 years, with an assumed interest rate of 4% per annum.


                              APPENDIX (continued)


                          TABLES OF ANNUITY RATES UNDER
                         VARIABLE ANNUITY PAYMENT OPTION


                             TABLE VI - UNISEX RATES


                                      LIFE                      LIFE ANNUITY WITH PERIOD CERTAIN
                  Age               ANNUITY                   120 Months        180 Months       240 Months
==============================================================================================================
                  40                   4.01                       4.00              4.00              3.98
                  41                   4.05                       4.04              4.03              4.01
                  42                   4.08                       4.07              4.06              4.04
                  43                   4.12                       4.11              4.09              4.07
                  44                   4.16                       4.14              4.13              4.11
                  45                   4.20                       4.18              4.17              4.14
                  46                   4.24                       4.22              4.21              4.18
                  47                   4.28                       4.27              4.25              4.22
                  48                   4.33                       4.31              4.29              4.26
                  49                   4.38                       4.36              4.33              4.30
                  50                   4.43                       4.41              4.38              4.34
                  51                   4.49                       4.46              4.43              4.38
                  52                   4.55                       4.52              4.48              4.43
                  53                   4.61                       4.57              4.54              4.48
                  54                   4.67                       4.64              4.59              4.53
                  55                   4.74                       4.70              4.65              4.58
                  56                   4.81                       4.76              4.71              4.63
                  57                   4.89                       4.83              4.77              4.68
                  58                   4.96                       4.91              4.84              4.74
                  59                   5.05                       4.99              4.91              4.80
                  60                   5.14                       5.07              4.98              4.86
                  61                   5.23                       5.15              5.05              4.92
                  62                   5.33                       5.24              5.13              4.98
                  63                   5.43                       5.34              5.21              5.04
                  64                   5.55                       5.44              5.30              5.10
                  65                   5.67                       5.54              5.39              5.17
                  66                   5.80                       5.66              5.48              5.23
                  67                   5.94                       5.77              5.57              5.30
                  68                   6.09                       5.90              5.67              5.36
                  69                   6.25                       6.03              5.76              5.42
                  70                   6.42                       6.16              5.86              5.48
                  71                   6.60                       6.31              5.96              5.54
                  72                   6.79                       6.46              6.06              5.60
                  73                   7.00                       6.61              6.17              5.65
                  74                   7.23                       6.77              6.27              5.70
                  75                   7.47                       6.93              6.37              5.75
                  76                   7.73                       7.10              6.46              5.79
                  77                   8.01                       7.28              6.56              5.82
                  78                   8.31                       7.46              6.65              5.86
                  79                   8.63                       7.64              6.73              5.89
                  80                   8.98                       7.82              6.82              5.91
==============================================================================================================

Basis of Computation - The actuarial basis for the annuity rates contained in this Table VI, is the 1983a Annuity Mortality Table, without projection, blended 60% males and 40% females, set back 5 years, with an assumed interest rate of 4% per annum.
























                  Variable and fixed dollar settlement options
                          Separate Account Investments
                     Non-participating - No annual dividends


[GRAPHIC OMITTED]


                                          Home Office:
                                          401 N. Tryon Street
                                          Charlotte, NC  28202
                                          A Stock Company

Living Benefits Rider


About this rider

Transamerica Life Insurance and Annuity Company has issued this rider as a part of the certificate to which it is attached.


This rider amends the certificate to waive the contingent deferred sales load on withdrawals made as the result of the owner's or joint owner's extended care or terminal illness. A withdrawal request must include proof acceptable to us of extended care or terminal illness. This benefit may only be elected at the time the certificate is issued. It will remain in effect until the owner's or joint owner's death, this rider is terminated or this certificate is annuitized or surrendered.

The owner(s) may terminate this benefit at any time by notifying us at our service center. Once terminated, it may not be re-elected.

------------------------------------------------------------------------
Definition of Terms
-------------------------------------------------------------------------
Unless redefined below, the terms defined in the certificate will have the same meaning when used in this rider. For purposes of this rider, the following definitions apply:

      Extended Care is your confinement in a qualifying institution for treatment prescribed by a qualifying medical practitioner.

      Qualifying Institution is a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. It is not a facility whose purpose is to provide accommodations, board or personal care services to individuals who do not need daily medical or nursing care, or a place mainly for rest.

      Qualifying Medical Professional is a legally qualified practitioner of the healing arts who is acting within the scope of his or her license, and who is not a resident of your household and not related to you by blood or marriage.

      Terminal Illness is an illness or physical condition which is reasonably expected to result in death within 12 months from the date a qualifying medical professional certifies to such fact.

      Treatment is the rendering of medical care or advice. Treatment must relate to a specific medical condition and includes diagnosis and subsequent care. Treatment does not include routine monitoring unless medically necessary.








Waiver for Extended Care and Terminal Illness
We will waive contingent deferred sales load charges after the first certificate year if:

      The owner receives extended care in a qualifying institution from a qualifying medical professional for at least 60 consecutive days and the request for the withdrawal or surrender together with proof of such extended care is received within 90 days after the owner received extended care treatment; or

      The owner receives medically required care from a hospice or home health care service for at least 60 consecutive days. Such in-home care must be certified by a qualifying medical professional. Other evidence may also be required, such as evidence of Medicare eligibility; or

      The owner is diagnosed with a terminal illness and we receive the withdrawal request and proof of terminal illness.

None of the benefits described above will apply if the owner was confined in a qualifying institution, receiving home health care services or diagnosed with a terminal illness on the certificate effective date.

No additional purchase payments will be accepted after you have exercised a waiver as provided by this rider. Any waiver as described in this rider is in addition to the waiver provided under the withdrawal of funds without charges provision of the certificate.

---------------------------------------------------------------------------
Living Benefits Rider Fee
--------------------------------------------------------------------------
The living benefits rider fee is an annual fee for the waivers provided under this rider and is shown on the certificate Information Page. The fee will be calculated and deducted monthly at a rate of 1/12 the annual fee. The fee is a percentage of the account value at the time the fee is deducted.

The fee will be deducted on a pro rata basis from the variable accumulated value. If the variable accumulated value is not sufficient, the remaining fee will be deducted on a pro rata basis from the general account options accumulated value.

Signed for the Company at Charlotte, North Carolina to be effective on the certificate effective date.

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                 [GRAPHIC OMITTED]
       PRESIDENT AND CHIEF EXECUTIVE OFFICER


                    [GRAPHIC OMITTED]
              GENERAL COUNSEL AND SECRETARY

----------------------------------------------------------------------------
--------------------------------------------------------------------------

Tax Sheltered Annuity

Endorsement
(Code Section 403(b))
---------------------------------------------------------------------------
SPECIAL NOTICE - Please read this endorsement carefully. It contains important information which can affect the tax status of the owner's Tax Sheltered  Annuity.  If the owner does not comply with the  provisions of this  endorsement,  the
owner may be subject to adverse tax consequences. As with all tax matters, the owner should consult a tax adviser to assess the impact of the owner's failure to comply with these provisions.
--------------------------------------
About this endorsement

-------------------------------------------------------------------------------
Transamerica Life Insurance and Annuity Company (we) has issued this endorsement as part of the attached contract. This endorsement supersedes any contrary provision of the contract.
-----------------------------------------------------------------

This contract is issued to the owner as part of a TSA. This means that part or all of the purchase payments for this contract are paid either with "pre-tax" contributions that the owner made through elective salary deferral contributions under a salary reduction agreement between the owner and the owner's employer or with employer contributions. Income taxation on the purchase payments paid for this contract is deferred, thus providing the owner with a current tax benefit. However, as a condition of this special tax treatment, the Code imposes several limitations, including restrictions on when the owner may make withdrawals of the account value under Code Section 403(b)(11) and minimum distribution requirements for the owner and/or the beneficiary under Code Sections 401(a)(9) and 403(b)(10), including the incidental death requirements of Code Section 401(a)(9)(G). The owner must comply with the provisions of this endorsement in order to maintain the deferred tax benefits of this contract. If the owner does not comply with the provisions of this endorsement, the owner will lose the special tax treatment and may incur additional tax penalties.

This contract is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this contract are nonforfeitable.

-----------------------------------------------------
Definition of Terms
-----------------------------------------------------
Unless redefined below, the terms used in the contract will have the same meaning when used in this endorsement. For purposes of this endorsement, the following definitions apply:

      Beneficiary is any individual the owner named in writing in the application, enrollment form or any subsequent change of beneficiary form. The beneficiary will receive the proceeds of the contract in the event the owner dies before permissible distribution of those proceeds is made to the owner.

      Direct Rollover is a distribution made directly to an eligible retirement plan of all or a portion of the account value.

      Eligible  Retirement Plan is (1) an annuity  contract as described in Code
     Section 403(b); or (2) an individual retirement account as described in Code Section 408(a);

          4-007 446-197
     or (3) an individual retirement annuity as described in Code Section 408
(b).

      Eligible Rollover Distribution is any distribution to the owner or to the owner's surviving spouse (or if the owner is divorced, to the owner's former spouse as an alternate payee under a QDRO) of all or any portion of the account value. An eligible rollover distribution does not include any distribution: (1) that is a minimum required distribution under Code
     Section 401(a)(9); or (2) that is not included in the owner's gross income; or (3) that is one of a series of substantially equal periodic payments over the owner's life (or life expectancy ) or the joint lives(or joint life expectancies) of the owner and the beneficiary or for a period of 10 years or more.



                                                        Page 1
      Pension Plan is an employee pension benefit plan as defined under Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Owner is the individual in whose name and for whose exclusive benefit the contract was purchased, whether the contract describes such individual as owner or annuitant. While such individual is living, he or she will be the sole owner of the contract.

      Qualified Domestic Relations Order (QDRO) is a domestic relations order described in Code Section 414(p) that creates or recognizes the existence of an alternate payee's right to, or assigns to an alternate payee the right to, receive all or a portion of the benefits payable to the owner under this contract. A domestic relations order is a judgment, decree, or order (including approval of a property settlement agreement) made pursuant to a state domestic relations law (including a community property law) that relates to the provision of child support, alimony payments, or marital property rights of an alternate payee.

      Required Beginning Date is April 1 of the calendar year following the later of (1) the calendar year in which the owner attains age 70 1/2, or
     (2) the calendar year in which the owner retires. However, the required beginning date means April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for an owner who:

     (a) is a 5% owner (as defined in Code Section 416) of an organization described in Code Section 403(b)(1)(A) with respect to the plan year ending in the calendar year in which the owner attains age 70 1/2; and

     (b) did not attain age 70 1/2 before January 1, 1988; and

      (c) is not in a governmental plan or a church plan (as defined in Code
 Section 401(a)(9)(C)).

      Tax Sheltered Annuity (TSA) is an annuity contract intended to meet the requirements of Code Section 403(b).






4-007 446-197
Ownership
As a TSA, the following conditions apply:

      The owner and annuitant must be the same person.

      Joint ownership is not allowed.

      The owner cannot pledge or assign any interest in this contract to another person, except as permitted by law, such as in the case of a QDRO.

      The owner cannot borrow any amounts from this contract, nor use this contract as security for a loan.

Nontransferability
Except as permitted by law, no person has the right to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any benefit under the contract. When permitted by law, an assignment of benefits to which the owner is entitled under the contract will not be binding on the Company unless made in writing and given to us at our Home Office. We are not responsible for the adequacy of any assignment. However, when a written assignment is filed with us and recorded by us at our Home Office, the owner's rights and those of any revocable beneficiary will be subject to the assignment.

Purchase payment limitations
No purchase payments will be accepted unless they represent amounts rolled over or transferred from another Code Section 403(b)(1) TSA contract, Code Section 403(b)(7) custodial account in conformance with Code Section 403(b)(8) or any other rule or regulation issued under the Code, or a transfer pursuant to Revenue Ruling 90-24, 1990-1 C.B. 97.













Restrictions on Withdrawals
Withdrawals of any part of the account value may not be made under the contract except as provided in this provision. The owner may not make a withdrawal of any part of the account value made pursuant to a salary reduction agreement after December 31, 1988, and the earnings on such contributions and amounts held on December 31, 1988, unless the owner (1) is at least age 59 1/2; (2) becomes disabled within the meaning of Code Section 72(m)(7); (3) separates from employment with the owner's employer; or (4) incurs financial hardship within the meaning of Code Section 403(b)(11) (any withdrawal to meet a financial hardship may not include any earnings attributable to the owner's elective deferrals).

The owner may not make a withdrawal from a custodial account qualifying under Code Section 403(b)(7) (or amounts attributable to such an account) and earnings on such amounts unless the owner (1) dies; (2) is at least age 59 1/2; (3) becomes disabled within the meaning of Code Section 72(m)(7); (4) separates from employment with the owner's employer; or (5) incurs a financial hardship within the meaning of Code Section 403(b)(11) (any withdrawal to meet a financial hardship may not include any earnings attributable to the owner's elective deferrals).

However, these restrictions do not apply if (a) the withdrawal is for payment to an alternate payee under a QDRO; or (b) the withdrawal is made for the purpose of making a direct transfer to another Code Section 403(b) TSA as provided in Revenue Ruling 90-24, 1990-1 C.B. 97.

Code Section 72(m)(7) currently defines disability as the inability to engage in any substantial gainful activity by reason of any medically determined physical or mental impairment which can be expected to be of long-continued and indefinite duration, or which will result in the owner's death.

Under Code Section 403(b)(11), a financial hardship currently means an immediate and heavy financial need for which funds are not available from any other resources. Any withdrawal based upon financial hardship cannot exceed the amount required to meet the immediate financial need and cannot include earnings.



4-007 446-197
The owner's employer or the employer's TSA plan administrator, if any, will determine whether a domestic relations order is a QDRO, and will tell us whether or not to comply with the order. However, if the owner's employer or the TSA administrator asks us to make this determination, we will do so. We will provide the owner's employer, the TSA administrator and/or the owner with information about the value and form of the benefits available under such an order.

Any withdrawals of the account value will be subject to the qualified pre-retirement survivor annuity and qualified joint and survivor annuity requirements of ERISA Section 205, as set forth in the Waiver and Spousal Requirements provision.

Required Minimum Distribution
Federal law requires that the owner begin receiving distributions from this TSA or from another TSA arrangement by the required beginning date. If settlement option payments start prior to the required beginning date, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below. The owner may take required minimum distributions from any TSA the owner currently maintains, as long as:

      Distributions begin when required;

      Periodic payments are made at least once per year; and

      The amount to be distributed each year is not less than the minimum required under current federal law.

The required minimum distribution payments from this contract are considered partial withdrawals. The amount of each withdrawal during any calendar year must meet federal TSA requirements and be in equal or substantially equal amounts over:

      The owner's life or over the joint lives of the owner and the beneficiary; or

      A period not extending beyond the owner's life expectancy or the joint life expectancies of the owner and the beneficiary.


Required minimum distribution payments will be made annually and the amount will not increase or will increase only as allowed under federal tax law. Contingent deferred sales load may be charged on any required minimum distribution payments made under the contract. We reserve the right to waive any applicable contingent deferred sales load.

Life Expectancy
Life expectancy is:

      The owner's remaining life;

      The remaining joint life expectancy of both the owner and the beneficiary; or

      The remaining life expectancy of the beneficiary.

The owner's life expectancy or the joint life expectancy of both the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have the owner's life expectancy determined under the (1) age recalculation, or (2) no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the owner's life expectancy will be recalculated annually. After the owner's election is made, it may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then he or she may also choose to have his or her life expectancy determined under the (1) age recalculation, or (2) no age recalculation method. Once the beneficiary makes an election, such election may not be changed and will apply to all subsequent years. If the beneficiary does not make an election by the time distributions are scheduled to begin under the Death Provisions, the beneficiary's life expectancy will be recalculated annually for all years and may not be changed.

In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement

4-007 446-197
option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on the beneficiary's life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the beneficiary was first calculated.

Automatic Payout Option (APO)
Before the annuity date, and subject to our then current underwriting guidelines, the owner may elect to have us calculate and annually distribute required minimum distribution amounts from this contract if the owner meets the following requirements:

      The owner is or will be age 70 1/2 and is retired in the year the first APO payment is to be made;

      This contract has been in force at least one year;

      The owner is not receiving distributions under any other periodic payment option;

      The owner elects one of the methods of calculating minimum required distributions that we offer.

          The owner's distributions under this option must begin no earlier than January 1 of the year in which the owner reaches age 70 1/2 and the owner must be retired. The owner's election of APO must be in a form and manner we prescribe. We must receive the owner's election at least 30 days before the payments are to begin.

We will automatically postpone the owner's annuity date one year for each year the owner receives APO payments up to the later of:

      The owner's 85th birthday; or

      The first day of the eleventh contract year.

If the owner decides he or she does not want us to delay the annuity date, please contact us.

We will automatically cancel this option if:

      The owner makes more than one change in beneficiaries, unless the changes are made due to death, divorce or marriage;

      The owner begins receiving settlement option payments;

      A withdrawal (whether partial or an APO payment) reduces the account value to less than the minimum value shown on the Information Page.

     If this happens, we reserve the right to pay the owner the cash surrender value and cancel the contract; or

      The owner dies.

After this option is canceled for any reason, the owner may not reelect it. Contingent deferred sales load may be charged on APO payments made under the contract. We reserve the right to waive any applicable contingent deferred sales load.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

      Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

      Begin to be distributed to the beneficiary in the form of settlement option payments, as described below.

The settlement option must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the option.

          If the beneficiary is the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than the earliest of (1) December 31 of the year following the year following the year the owner died; or (2) December 31 of the year following the year in which the owner would have reached the required beginning date if the owner had not died.

If the beneficiary is not the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than December 31 of the year following the year in which the owner died.



4-007 446-197
If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

If the contract is subject to the requirements of ERISA, the following provisions shall apply:

Limitation of Payment
If the account value at the time of annuitization is $3,500 or less, we will pay the account value in a cash payment, regardless of the settlement option the owner or any other payee chooses. Such cash payment will be in full settlement of our liability to the payee for the benefit. In addition, such cash payment will not require spousal consent as described below.

Waiver and Spousal Requirements
If the owner is legally married, we will require the owner's written waiver of the qualified pre-retirement survivor annuity and/or qualified joint and survivor annuity and his or her spouse's written consent before the owner can:
(a) name a beneficiary other than the owner's spouse; or (b) make a partial or full withdrawal from the contract; or (c) choose a form of payment other than a life and contingent annuity where the spouse is not named as the contingent annuitant. The spouse's written consent must (i) be on a form we approve; (ii) acknowledge his/her understanding of the effect of such consent; and (iii) be witnessed by a notary public. However, the owner's written waiver and the spouse's written consent will not be required if the withdrawal is made for the purpose of making a direct transfer to another Code Section 403(b) TSA as provided in Revenue Ruling 90-24, 1990-1 C.B. 97.

We will not accept any request under (a), (b) or (c), above, without the owner's written waiver and the spouse's written consent. However, if the owner can prove that the spouse's written consent cannot be obtained because: (1) the spouse has died; or (2) the spouse cannot be located; or (3) the spouse is held to be incompetent and the owner has a court order to that effect; or (4) the owner has been abandoned by the spouse (within the meaning of local law) and the owner has a court order to that effect, then, unless required by a QDRO, the owner's request under (a), (b) or (c), above, will be accepted without the owner's written waiver and the spouse's written consent.



Payments to Minors
If the owner has died, any amount paid to a child of the owner will be treated as if it had been paid to the owner's surviving spouse if the remainder of the value of the contract becomes payable to the surviving spouse when the child reaches the age of majority.

--------------------------------------------------

This endorsement shall terminate when the contract is surrendered or the account value is otherwise distributed.

Signed for the Company at Charlotte, North Carolina, to be effective on the contract effective date.

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



[GRAPHIC OMITTED]                                 [GRAPHIC OMITTED]
PRESIDENT AND CHIEF EXECUTIVE OFFICER          GENERAL COUNSEL AND SECRETARY

Pension and Profit Sharing Plan

Endorsement
--------------------------------------------------------------------
SPECIAL NOTICE - Please read this endorsement carefully. It contains important information which can affect the tax status of the pension plan. If the owner does not comply with the provisions of this endorsement, the owner may be subject to adverse tax consequences. As with all tax matters, the owner should consult a tax adviser to assess the impact of the owner's failure to comply with these provisions.
--------------------------------------------------

About this endorsement

----------------------------
This contract is issued as part of a pension plan. This means that part or all of the purchase payments for this contract are paid either with "pre-tax" contributions made through elective salary deferral contributions under an employee salary reduction agreement or with employer contributions. Income taxation on the purchase payments paid for this contract is deferred, thus providing the owner with a current tax benefit. However, as a condition of this special tax treatment, the Code imposes several limitations, including minimum distribution requirements for the owner and/or the beneficiary under Code
Section 401(a)(9), including the incidental death requirements of Code Section 401(a)(9)(G). The owner must comply with the provisions of this endorsement in order to maintain the deferred tax benefits of this contract. If the owner does not comply with the provisions of this endorsement, the owner will lose the special tax treatment and may incur additional tax penalties.

This contract is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this contract are nonforfeitable.

---------------
Definition of Terms
-------------------------------------------------------------
Unless redefined below, the terms used in the contract will have the same meaning when used in this endorsement. For purposes of this endorsement, the following definitions apply:

      Beneficiary is any individual the owner named in writing in the application, enrollment form or any subsequent change of beneficiary form. The beneficiary will receive the proceeds of the contract in the event the owner dies before permissible distribution of those proceeds is made to the owner.

      Direct Rollover is a distribution made directly to an eligible retirement plan of all or a portion of the account value.

      Eligible  Retirement  Plan is (1) a qualified  trust as  described in Code
     Section 401(a); or (2) an individual retirement account as described in Code Section 408(a); or (3) an individual retirement annuity as described in Code Section 408(b); or (4) an annuity plan as described in Code Section 403(a).




4-007 447-197
      Eligible Rollover Distribution is any distribution to the owner or to the owner's surviving spouse (or if the owner is divorced, to the owner's former spouse as an alternate payee under a QDRO) of all or any portion of the account value. An eligible rollover distribution does not include any distribution: (1) that is a minimum required distribution under Code
     Section 401(a)(9); or (2) that is not included in the owner's gross income; or (3) that is one of a series of substantially equal periodic payments over the owner's life (or life expectancy) or the joint lives (or joint life expectancies) of the owner and the beneficiary or for a period of 10 years or more.

      Pension Plan is an employee pension benefit plan as defined under Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Owner is the individual in whose name and for whose exclusive benefit the contract was purchased, whether the contract describes such individual as owner or annuitant. While such individual is living, he or she will be the sole owner of the contract.



      Qualified Domestic Relations Order (QDRO) is a domestic relations order described in Code Section 414(p) that creates or recognizes the existence of an alternate payee's right to, or assigns to an alternate payee the right to, receive all or a portion of the benefits payable to the owner under this contract. A domestic relations order is a judgment, decree, or order (including approval of a property settlement agreement) made pursuant to a state domestic relations law (including a community property law) that relates to the provision of child support, alimony payments, or marital property rights of an alternate payee.

      Required Beginning Date is April 1 of the calendar year following the later of (1) the calendar year in which the owner attains age 70 1/2, or
     (2) the calendar year in which the owner retires. However, the required beginning date means April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for an owner who:

          (a) is a 5% owner (as defined in Code Section 416) with respect to the plan year ending in the calendar year in which the owner attains age 70 1/2; and

     (b) did not attain age 70 1/2 before January 1, 1988; and

     (c)  is not in a governmental plan or a church plan (as defined in Code
Section 401(a)(9)(C)).

Ownership
As a qualified plan, the following conditions apply:

      The owner and annuitant must be the same person.

      Joint ownership is not allowed.

      The owner cannot pledge or assign any interest in this contract to another person, except as permitted by law, such as in the case of a QDRO.

      The owner cannot borrow any amounts from this contract, nor use this contract as security for a loan.




4-007 447-197
Distributions
The owner's entire interest in this contract shall be distributed as required under Section 401(a)(9) of the Code.

Limitation on Period Certain Distributions
In compliance with Code Sections 401(a)(9), no period certain settlement option which extends beyond the life expectancy of the owner will be allowed.

Required Minimum Distribution
Distribution must be made from the contract in a manner which satisfies the requirements of Code Section 401(a)(9), including the incidental death benefit requirements of Code Section 401(a)(9)(G) as follows:

(a) The entire account value must be distributed, or must begin to be distributed, no later than the required beginning date, in equal or substantially equal amounts over (a) the life of the owner or over the joint lives of the owner and the beneficiary; or (b) a period certain not extending beyond the life expectancy of the owner, or the joint life expectancy of such owner and the beneficiary.

(b) If the account value is to be distributed in any form other than a lump sum, then the amount to be distributed each calendar year must be at least an amount equal to the quotient obtained by dividing (a) the entire account value as of December 31 of the calendar year immediately preceding the calendar year for which the distribution is being made; by (b) the life expectancy of the owner, or the joint life expectancy of such owner and the beneficiary.

If settlement option payments start prior to the required beginning date, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below. Contingent deferred sales load may be charged on any required minimum distribution payments made under the contract. We reserve the right to waive any applicable contingent deferred sales load.

Life Expectancy
Life expectancy is:

      The owner's remaining life;



  The remaining joint life expectancy of both the owner and the beneficiary; or

      The remaining life expectancy of the beneficiary.

The owner's life expectancy or the joint life expectancy of both the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have the owner's life expectancy determined under (1) the age recalculation, or (2) no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the owner's life expectancy will be recalculated annually. After the owner makes an election, such election may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then he or she may also choose to have his or her life expectancy determined under (1) the age recalculation, or (2) no age recalculation method. Once the beneficiary makes an election, such election may not be changed and will apply to all subsequent years. If the beneficiary does not make an election by the time distributions are scheduled to begin under the Death Provisions, the beneficiary's life expectancy will be recalculated annually for all years and may not be changed.

In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the non-spouse beneficiary was first calculated.

Automatic Payout Option (APO)
Before  the  annuity  date,  and  subject  to  our  then  current   underwriting
guidelines, the owner may elect to have us calculate and annually distribute required minimum distribution amounts from

4-007 447-197
this contract if the owner meets the following requirements:

      The owner is or will be age 70 1/2 and is retired in the year the first APO payment is to be made;

      This contract has been in force at least one year;

      The owner is not receiving distributions under any other payment option;

      The owner elects one of the methods of calculating minimum required distributions that we offer.

The distributions under this option must begin no earlier than January 1 of the year in which the owner reaches age 70 1/2 and the owner must be retired. The owner's election of APO must be in a form and manner we prescribe. We must receive the owner's election at least 30 days before the payments are to begin.

We will automatically postpone the owner's annuity date one year for each year the owner receives APO payments up to the later of:

      The owner's 85th birthday; or

      The first day of the eleventh contract year.

If the owner decides he or she does not want us to delay the annuity date, please contact us.

We will automatically cancel this option if:

      The owner makes more than one change in beneficiaries, unless the changes are made due to death, divorce or marriage;

      The owner begins receiving settlement option payments;

      A withdrawal (whether partial or an APO payment) reduces the account value to less than the minimum account value shown on the Information Page.

     If this happens, we reserve the right to pay the owner the cash surrender value and cancel the contract; or

      The owner dies.

After this option is canceled for any reason, the owner may not reelect it. Contingent deferred sales load may be charged on APO payments made under the contract. We reserve the right to waive any applicable contingent deferred sales load.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

      Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

      Begin to be distributed to the beneficiary in the form of settlement option payments, as described below.

The settlement option must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the option.

          If the beneficiary is the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than the earliest of (1) December 31 of the year following the year the owner died; or (2) December 31 of the year following the year in which the owner would have reached the required beginning date if the owner had not died.

If the beneficiary is not the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than December 31 of the year following the year in the owner died.

If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

Limitation of Payment
If the account value at the time of annuitization is $3,500 or less, we will pay the account value in a cash payment, regardless of the settlement option the owner or any other payee chooses. Such cash payment will be in full settlement of our liability to the payee for the benefit. In addition, such cash payment will not require spousal consent as described below.

Waiver and Spousal Requirements
If the owner is legally married, we will require the owner's written waiver of the qualified pre-retirement survivor annuity and/or qualified joint and survivor annuity and his or her spouse's written consent before the owner can:
(a) name a beneficiary other than the spouse; or (b) make a partial or full withdrawal from the contract; or (c) choose a form of payment other than a life and contingent annuity where the spouse is not named as the contingent annuitant. The spouse's written consent must (i) be on a form we approve; (ii) acknowledge his/her understanding of the effect of such consent; and (iii) be witnessed by a notary public.

We will not accept any request under (a), (b) or (c), above, without the owner's written waiver and the spouse's written consent. However, if the owner can prove that the spouse's written consent cannot be obtained because: (1) the spouse has died; or (2) the spouse cannot be located; or (3) the spouse is held to be incompetent and the owner has a court order to that effect; or (4) the owner has been abandoned by the spouse (within the meaning of local law) and the owner has a court order to that effect, then, unless required by a QDRO, the owner's request under (a), (b) or (c), above, will be accepted without the owner's written waiver and the spouse's written consent.

Payments to Minors
If the owner has died, any amount paid to a child of the owner will be treated as if it had been paid to the owner's surviving spouse if the remainder of the value of the contract becomes payable to the surviving spouse when the child reaches the age of majority.

4-007 447-197

This endorsement shall terminate when the contract is surrendered or the account value is otherwise distributed.

Signed for the Company at Charlotte, North Carolina, to be effective on the contract effective date.

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



GRAPHIC OMITTED]                                               [GRAPHIC OMITTED]
PRESIDENT AND CHIEF EXECUTIVE OFFICER             GENERAL COUNSEL AND SECRETARY

Individual Retirement Annuity

Endorsement

About this endorsement

Transamerica Life Insurance and Annuity Company has issued this endorsement as a part of the certificate to which it is attached.


An Individual  Retirement  Annuity (IRA) is a retirement  plan described in Code
Section 408(b). It must comply with federal IRA requirements. As an IRA, this certificate is intended to qualify under Code Section 408(b) and all provisions of this certificate will be interpreted to ensure and maintain such qualification, despite any other provisions to the contrary. This certificate is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this certificate are nonforfeitable.

Some of the provisions in this endorsement will be different than as described in the attached certificate. The specific differences in your IRA annuity are described below.

---------------------------
Ownership Provisions
----------------------------------------------------------------
As an IRA, the following conditions apply:

      The owner and annuitant must be the same person.

      Joint ownership is not allowed.

      The owner cannot pledge or assign any interest in this certificate to another person.

      The owner cannot transfer ownership, except in the event of divorce or separation, as allowed by federal IRA requirements.

      The owner cannot borrow any amounts from this certificate, nor use this certificate as security for a loan.

Contributions
Purchase payments must be paid to us in cash. Except in the case of an allowable rollover or transfer contribution, or a contribution made according to the terms of a Simplified Employee Pension (SEP) plan, the total purchase payment for any taxable year cannot be more than $2,000. We reserve the right to return any portion of a purchase payment that represents an excess contribution.

No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, (an IRA used in conjunction with a SIMPLE plan) prior to the expiration of the two (2) year period beginning on the date the owner first participated in the employer's SIMPLE plan.

Required Minimum Distributions
Federal law requires that the owner begin receiving payments from any or all IRA certificates no later than the April 1 following the year the owner turns age 70 1/2 (the required beginning date). If settlement option payments start prior to the April 1 following the year the owner turns age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for the purposes of the death benefit provisions below. The owner may take required minimum distributions from any IRA certificate he or she currently maintains, as long as:

      Distributions begin when required;

      Periodic payments must be made at least once per year; and

      The amount to be distributed each year is not less than the minimum required under current federal law.

The required minimum distribution payments from this certificate are considered partial withdrawals. The amount of each withdrawal during any calendar year must meet federal IRA requirements and be in equal or substantially equal amounts over:

-----------------------------------------------------------------------------
The life of the owner or over the joint lives of the owner and the beneficiary;
 or
---------------------------------------
      A period not extending beyond the life expectancy of the owner or the joint life expectancy of the owner and the beneficiary.

Required minimum distribution payments will be made annually and the amount will not increase or will increase only as allowed under federal tax law.

Life Expectancy
Life expectancy is:

      The remaining life of the owner;

The remaining joint life expectancy of both the owner and the beneficiary; or

      The remaining life expectancy of the beneficiary.

The life expectancy of the owner or the joint life expectancy of the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have his or her life expectancy determined under the age recalculation or no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the life expectancy of the owner will be recalculated annually. After an election is made, it may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then such beneficiary may also choose to have his or her life expectancy determined under the age recalculation or no age recalculation method. Once the owner's surviving spouse makes an election, such election may not be changed and will apply to all subsequent years. If the owner's surviving spouse does not make an election by the time distributions are scheduled to begin under the Death Provisions, the surviving spouse's life expectancy will be recalculated annually for all years and may not be changed.


In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the non-spouse beneficiary was first calculated.

Automatic Payout Option (APO)
Before the annuity date, the owner may elect to have us calculate and annually distribute required minimum distribution amounts from this certificate if the following requirements are met:

      The owner is or will be age 70 1/2 in the year the first APO payment is to be made;

      This certificate is at least one certificate year old;

      The owner is not receiving distributions under any other periodic payment option;

      The owner elects one of the methods of calculating minimum required distributions that we offer.

While receiving APO payments, the owner may not make any additional purchase payments to this certificate. Rollovers and transfers may be accepted, but only with our approval.

Distributions under this option must begin no earlier than January of the year in which the owner reaches age 70 1/2. The election of APO must be in a form and manner prescribed by us. We must receive such election at least 30 days before payments are to begin.

We will automatically postpone the annuity date one year for each year the owner receives APO payments up to the later of:

      The owner's 85th birthday; or

      The first day of the eleventh annuity year.

If the owner does not want us to delay the annuity date, he or she should contact our service center.

        We will automatically cancel this option if:

      The owner makes more than one change in beneficiaries, unless the changes are made due to death, divorce or marriage;

      The owner begins receiving settlement option payments;

      A withdrawal (whether partial or an APO payment) reduces the account value to less than the minimum account value required as shown on the Information Page.

     If this happens, we reserve the right to pay the owner the total withdrawal value and cancel the certificate;

      The owner makes more than one partial withdrawal in the same certificate year he or she receives APO payments; or

      The owner dies.

After this option is canceled for any reason, it may not be reelected.

We reserve the right to impose an annual processing fee for the automatic payout option. The amount of the automatic payout fee at issue is shown on the Information Page.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

      Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

      Begin to be distributed under one of the options available to the beneficiary, as described below.

The following options are available to the beneficiary as soon as we receive proof of the owner's death.

      The beneficiary may elect to receive the death benefit in the form of settlement option payments from us. The option selected must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the selected option.

      If the beneficiary is the owner's surviving spouse, he or she will become the new owner/annuitant and can continue this IRA on the same basis as before the owner's death.

     If the owner's surviving spouse does not wish to continue this certificate as his or her own IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal or substantially equal amounts over the spouse's life or a period not extending beyond his or her life expectancy.

     The surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates:

       December 31 of the year following the year the owner died; or

       December 31 of the year in which the owner would have reached the required beginning date if he or she had not died.

If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

----------------------------------------------------------------------
                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
----------------------------------------------------------------------

                                                          [GRAPHIC OMITTED]
                      [GRAPHIC OMITTED]

                   EXECUTIVE VICE PRESIDENT       GENERAL COUNSEL AND SECRETARY

Individual Retirement Annuity

Endorsement

About this endorsement

Transamerica Life Insurance and Annuity Company has issued this endorsement as a part of the contract to which it is attached.


An Individual  Retirement  Annuity (IRA) is a retirement  plan described in Code
Section 408(b). It must comply with federal IRA requirements. As an IRA, this contract is intended to qualify under Code Section 408(b) and all provisions of this contract will be interpreted to ensure and maintain such qualification, despite any other provisions to the contrary. This contract is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this contract are nonforfeitable.

Some of the provisions in this endorsement will be different than as described in the attached contract. The specific differences in your IRA annuity are described below.

-----------------------------------------------
Ownership Provisions
-------------------------------------------------------------
As an IRA, the following conditions apply:

      The owner and annuitant must be the same person.

      Joint ownership is not allowed.

      The owner cannot pledge or assign any interest in this contract to another person.

      The owner cannot transfer ownership, except in the event of divorce or separation, as allowed by federal IRA requirements.

      The owner cannot borrow any amounts from this contract, nor use this contract as security for a loan.

Contributions
Purchase payments must be paid to us in cash. Except in the case of an allowable rollover or transfer contribution, or a contribution made according to the terms of a Simplified Employee Pension (SEP) plan, the total purchase payment for any taxable year cannot be more than $2,000. We reserve the right to return any portion of a purchase payment that represents an excess contribution.

No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, (an IRA used in conjunction with a SIMPLE plan) prior to the expiration of the two (2) year period beginning on the date the owner first participated in the employer's SIMPLE plan.

Required Minimum Distributions
Federal law requires that the owner begin receiving payments from any or all IRA contracts no later than the April 1 following the year the owner turns age 70 1/2 (the required beginning date). If settlement option payments start prior to the April 1 following the year the owner turns age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for the purposes of the death benefit provisions below. The owner may take required minimum distributions from any IRA contract he or she currently maintains, as long as:

      Distributions begin when required;

      Periodic payments must be made at least once per year; and

      The amount to be distributed each year is not less than the minimum required under current federal law.

The required minimum distribution payments from this contract are considered partial withdrawals. The amount of each withdrawal during any calendar year must meet federal IRA requirements and be in equal or substantially equal amounts over:

-------------------------------------------------------------
The life of the owner or over the joint lives of the owner and the beneficiary;
 or
---------------------------------------------------------------------------

      A period not extending beyond the life expectancy of the owner or the joint life expectancy of the owner and the beneficiary.

Required minimum distribution payments will be made annually and the amount will not increase or will increase only as allowed under federal tax law.

Life Expectancy
Life expectancy is:

      The remaining life of the owner;

The remaining joint life expectancy of both the owner and the beneficiary; or

      The remaining life expectancy of the beneficiary.

The life expectancy of the owner or the joint life expectancy of the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have his or her life expectancy determined under the age recalculation or no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the life expectancy of the owner will be recalculated annually. After an election is made, it may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then such beneficiary may also choose to have his or her life expectancy determined under the age recalculation or no age recalculation method. Once the owner's surviving spouse makes an election, such election may not be changed and will apply to all subsequent years. If the owner's surviving spouse does not make an election by the time distributions are scheduled to begin under the Death Provisions, the surviving spouse's life expectancy will be recalculated annually for all years and may not be changed.


In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the non-spouse beneficiary was first calculated.

Automatic Payout Option (APO)
Before the annuity date, the owner may elect to have us calculate and annually distribute required minimum distribution amounts from this contract if the following requirements are met:

The owner is or will be age 70 1/2 in the year the first APO payment is to be made;

      This contract is at least one contract year old;

The owner is not receiving distributions under any other periodic payment option;

      The owner elects one of the methods of calculating minimum required distributions that we offer.

While receiving APO payments, the owner may not make any additional purchase payments to this contract. Rollovers and transfers may be accepted, but only with our approval.

Distributions under this option must begin no earlier than January of the year in which the owner reaches age 70 1/2. The election of APO must be in a form and manner prescribed by us. We must receive such election at least 30 days before payments are to begin.

We will automatically postpone the annuity date one year for each year the owner receives APO payments up to the later of:

      The owner's 85th birthday; or

      The first day of the eleventh annuity year.

If the owner does not want us to delay the annuity date, he or she should contact our service center.

        We will automatically cancel this option if:

      The owner makes more than one change in beneficiaries, unless the changes are made due to death, divorce or marriage;

      The owner begins receiving settlement option payments;

      A withdrawal (whether partial or an APO payment) reduces the account value to less than the minimum account value required as shown on the Information Page.

     If this happens, we reserve the right to pay the owner the total withdrawal value and cancel the contract;

      The owner makes more than one partial withdrawal in the same contract year he or she receives APO payments; or

      The owner dies.

After this option is canceled for any reason, it may not be reelected.

We reserve the right to impose an annual processing fee for the automatic payout option. The amount of the automatic payout fee at issue is shown on the Information Page.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

      Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

      Begin to be distributed under one of the options available to the beneficiary, as described below.

The following options are available to the beneficiary as soon as we receive proof of the owner's death.

      The beneficiary may elect to receive the death benefit in the form of settlement option payments from us. The option selected must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the selected option.

      If the beneficiary is the owner's surviving spouse, he or she will become the new owner/annuitant and can continue this IRA on the same basis as before the owner's death.

     If the owner's surviving spouse does not wish to continue this contract as his or her own IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal or substantially equal amounts over the spouse's life or a period not extending beyond his or her life expectancy.

     The surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates:

       December 31 of the year following the year the owner died; or

       December 31 of the year in which the owner would have reached the required beginning date if he or she had not died.

If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

----------------------------------------------------------------------
                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
----------------------------------------------------------------------

                                                         [GRAPHIC OMITTED]
                      [GRAPHIC OMITTED]

                  EXECUTIVE VICE PRESIDENT        GENERAL COUNSEL AND SECRETARY

Tax Sheltered Annuity

Endorsement
(Code Section 403(b))
--------------------------------------------------------------------
SPECIAL NOTICE - Please read this endorsement carefully. It contains important information which can affect the tax status of the owner's Tax Sheltered Annuity. If the owner does not comply with the provisions of this endorsement, the owner may be subject to adverse tax consequences. As with all tax matters, the owner should consult a tax adviser to assess the impact of the owner's failure to comply with these provisions.
About this endorsement

-----------------------------------------------------------
Transamerica Life Insurance and Annuity Company (we) has issued this endorsement as part of the attached certificate. This endorsement supersedes any contrary provision of the certificate.
------------------------------------------------------------

This certificate is issued to the owner as part of a TSA. This means that part or all of the purchase payments for this certificate are paid either with "pre-tax" contributions that the owner made through elective salary deferral contributions under a salary reduction agreement between the owner and the owner's employer or with employer contributions. Income taxation on the purchase payments paid for this certificate is deferred, thus providing the owner with a current tax benefit. However, as a condition of this special tax treatment, the Code imposes several limitations, including restrictions on when the owner may make withdrawals of the account value under Code Section 403(b)(11) and minimum distribution requirements for the owner and/or the beneficiary under Code Sections 401(a)(9) and 403(b)(10), including the incidental death requirements of Code Section 401(a)(9)(G). The owner must comply with the provisions of this endorsement in order to maintain the deferred tax benefits of this certificate. If the owner does not comply with the provisions of this endorsement, the owner will lose the special tax treatment and may incur additional tax penalties.

This certificate is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this certificate are nonforfeitable.

--------------------------------------
Definition of Terms
----------------------------------------------------
Unless redefined below, the terms used in the certificate will have the same meaning when used in this endorsement. For purposes of this endorsement, the following definitions apply:

      Beneficiary is any individual the owner named in writing in the application, enrollment form or any subsequent change of beneficiary form. The beneficiary will receive the proceeds of the certificate in the event the owner dies before permissible distribution of those proceeds is made to the owner.

      Direct Rollover is a distribution made directly to an eligible retirement plan of all or a portion of the account value.

      Eligible  Retirement Plan is (1) an annuity  contract as described in Code
     Section 403(b); or (2) an individual retirement account as described in Code Section 408(a);
TCE 106-197
     or (3) an individual retirement annuity as described in Code Section
408(b).

      Eligible Rollover Distribution is any distribution to the owner or to the owner's surviving spouse (or if the owner is divorced, to the owner's former spouse as an alternate payee under a QDRO) of all or any portion of the account value. An eligible rollover distribution does not include any distribution: (1) that is a minimum required distribution under Code
     Section 401(a)(9); or (2) that is not included in the owner's gross income; or (3) that is one of a series of substantially equal periodic payments over the owner's life (or life expectancy ) or the joint lives(or joint life expectancies) of the owner and the beneficiary or for a period of 10 years or more.





      Pension Plan is an employee pension benefit plan as defined under Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Owner is the individual in whose name and for whose exclusive benefit the certificate was purchased, whether the certificate describes such individual as owner or annuitant. While such individual is living, he or she will be the sole owner of the certificate.

      Qualified Domestic Relations Order (QDRO) is a domestic relations order described in Code Section 414(p) that creates or recognizes the existence of an alternate payee's right to, or assigns to an alternate payee the right to, receive all or a portion of the benefits payable to the owner under this certificate. A domestic relations order is a judgment, decree, or order (including approval of a property settlement agreement) made pursuant to a state domestic relations law (including a community property law) that relates to the provision of child support, alimony payments, or marital property rights of an alternate payee.

      Required Beginning Date is April 1 of the calendar year following the later of (1) the calendar year in which the owner attains age 70 1/2, or
     (2) the calendar year in which the owner retires. However, the required beginning date means April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for an owner who:

     (a) is a 5% owner (as defined in Code Section 416) of an organization described in Code Section 403(b)(1)(A) with respect to the plan year ending in the calendar year in which the owner attains age 70 1/2; and

     (b) did not attain age 70 1/2 before January 1, 1988; and

      (c) is not in a governmental plan or a church plan (as defined in Code
 Section 401(a)(9)(C)).

      Tax Sheltered Annuity (TSA) is an annuity contract intended to meet the requirements of Code Section 403(b).






TCE 106-197
Ownership
As a TSA, the following conditions apply:

      The owner and annuitant must be the same person.

      Joint ownership is not allowed.

      The owner cannot pledge or assign any interest in this certificate to another person, except as permitted by law, such as in the case of a QDRO.

      The owner cannot borrow any amounts from this certificate, nor use this certificate as security for a loan.

Nontransferability
Except as permitted by law, no person has the right to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any benefit under the certificate. When permitted by law, an assignment of benefits to which the owner is entitled under the certificate will not be binding on the Company unless made in writing and given to us at our Home Office. We are not responsible for the adequacy of any assignment. However, when a written assignment is filed with us and recorded by us at our Home Office, the owner's rights and those of any revocable beneficiary will be subject to the assignment.

Purchase payment limitations
No purchase payments will be accepted unless they represent amounts rolled over or transferred from another Code Section 403(b)(1) TSA contract, Code Section 403(b)(7) custodial account in conformance with Code Section 403(b)(8) or any other rule or regulation issued under the Code, or a transfer pursuant to Revenue Ruling 90-24, 1990-1 C.B. 97.













Restrictions on Withdrawals
Withdrawals of any part of the account value may not be made under the certificate except as provided in this provision. The owner may not make a withdrawal of any part of the account value made pursuant to a salary reduction agreement after December 31, 1988, and the earnings on such contributions and amounts held on December 31, 1988, unless the owner (1) is at least age 59 1/2;
(2) becomes disabled within the meaning of Code Section 72(m)(7); (3) separates from employment with the owner's employer; or (4) incurs financial hardship within the meaning of Code Section 403(b)(11) (any withdrawal to meet a financial hardship may not include any earnings attributable to the owner's elective deferrals).

The owner may not make a withdrawal from a custodial account qualifying under Code Section 403(b)(7) (or amounts attributable to such an account) and earnings on such amounts unless the owner (1) dies; (2) is at least age 59 1/2; (3) becomes disabled within the meaning of Code Section 72(m)(7); (4) separates from employment with the owner's employer; or (5) incurs a financial hardship within the meaning of Code Section 403(b)(11) (any withdrawal to meet a financial hardship may not include any earnings attributable to the owner's elective deferrals).

However, these restrictions do not apply if (a) the withdrawal is for payment to an alternate payee under a QDRO; or (b) the withdrawal is made for the purpose of making a direct transfer to another Code Section 403(b) TSA as provided in Revenue Ruling 90-24, 1990-1 C.B. 97.

Code Section 72(m)(7) currently defines disability as the inability to engage in any substantial gainful activity by reason of any medically determined physical or mental impairment which can be expected to be of long-continued and indefinite duration, or which will result in the owner's death.

Under Code Section 403(b)(11), a financial hardship currently means an immediate and heavy financial need for which funds are not available from any other resources. Any withdrawal based upon financial hardship cannot exceed the amount required to meet the immediate financial need and cannot include earnings.



TCE 106-197
The owner's employer or the employer's TSA plan administrator, if any, will determine whether a domestic relations order is a QDRO, and will tell us whether or not to comply with the order. However, if the owner's employer or the TSA administrator asks us to make this determination, we will do so. We will provide the owner's employer, the TSA administrator and/or the owner with information about the value and form of the benefits available under such an order.

Any withdrawals of the account value will be subject to the qualified pre-retirement survivor annuity and qualified joint and survivor annuity requirements of ERISA Section 205, as set forth in the Waiver and Spousal Requirements provision.

Required Minimum Distribution
Federal law requires that the owner begin receiving distributions from this TSA or from another TSA arrangement by the required beginning date. If settlement option payments start prior to the required beginning date, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below. The owner may take required minimum distributions from any TSA the owner currently maintains, as long as:

      Distributions begin when required;

      Periodic payments are made at least once per year; and

      The amount to be distributed each year is not less than the minimum required under current federal law.

The required minimum distribution payments from this certificate are considered partial withdrawals. The amount of each withdrawal during any calendar year must meet federal TSA requirements and be in equal or substantially equal amounts over:

      The owner's life or over the joint lives of the owner and the beneficiary; or

      A period not extending beyond the owner's life expectancy or the joint life expectancies of the owner and the beneficiary.


Required minimum distribution payments will be made annually and the amount will not increase or will increase only as allowed under federal tax law. Contingent deferred sales load may be charged on any required minimum distribution payments made under the certificate. We reserve the right to waive any applicable contingent deferred sales load.

Life Expectancy
Life expectancy is:

      The owner's remaining life;

      The remaining joint life expectancy of both the owner and the beneficiary; or

      The remaining life expectancy of the beneficiary.

The owner's life expectancy or the joint life expectancy of both the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have the owner's life expectancy determined under the (1) age recalculation, or (2) no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the owner's life expectancy will be recalculated annually. After the owner's election is made, it may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then he or she may also choose to have his or her life expectancy determined under the (1) age recalculation, or (2) no age recalculation method. Once the beneficiary makes an election, such election may not be changed and will apply to all subsequent years. If the beneficiary does not make an election by the time distributions are scheduled to begin under the Death Provisions, the beneficiary's life expectancy will be recalculated annually for all years and may not be changed.

In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement

TCE 106-197
option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on the beneficiary's life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the beneficiary was first calculated.

Automatic Payout Option (APO)
Before the annuity date, and subject to our then current underwriting guidelines, the owner may elect to have us calculate and annually distribute required minimum distribution amounts from this certificate if the owner meets the following requirements:

      The owner is or will be age 70 1/2 and is retired in the year the first APO payment is to be made;

      This certificate has been in force at least one year;

      The owner is not receiving distributions under any other periodic payment option;

      The owner elects one of the methods of calculating minimum required distributions that we offer.

          The owner's distributions under this option must begin no earlier than January 1 of the year in which the owner reaches age 70 1/2 and the owner must be retired. The owner's election of APO must be in a form and manner we prescribe. We must receive the owner's election at least 30 days before the payments are to begin.

We will automatically postpone the owner's annuity date one year for each year the owner receives APO payments up to the later of:

      The owner's 85th birthday; or

      The first day of the eleventh certificate year.

If the owner decides he or she does not want us to delay the annuity date, please contact us.

We will automatically cancel this option if:

      The owner makes more than one change in beneficiaries, unless the changes are made due to death, divorce or marriage;

      The owner begins receiving settlement option payments;

      A withdrawal (whether partial or an APO payment) reduces the account value to less than the minimum value shown on the Information Page.

     If this happens, we reserve the right to pay the owner the cash surrender value and cancel the certificate; or

      The owner dies.

After this option is canceled for any reason, the owner may not reelect it. Contingent deferred sales load may be charged on APO payments made under the certificate. We reserve the right to waive any applicable contingent deferred sales load.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

      Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

      Begin to be distributed to the beneficiary in the form of settlement option payments, as described below.

The settlement option must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the option.

          If the beneficiary is the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than the earliest of (1) December 31 of the year following the year following the year the owner died; or (2) December 31 of the year following the year in which the owner would have reached the required beginning date if the owner had not died.

If the beneficiary is not the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than December 31 of the year following the year in which the owner died.



TCE 106-197
If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

If the certificate is subject to the requirements of ERISA, the following provisions shall apply:

Limitation of Payment
If the account value at the time of annuitization is $3,500 or less, we will pay the account value in a cash payment, regardless of the settlement option the owner or any other payee chooses. Such cash payment will be in full settlement of our liability to the payee for the benefit. In addition, such cash payment will not require spousal consent as described below.

Waiver and Spousal Requirements
If the owner is legally married, we will require the owner's written waiver of the qualified pre-retirement survivor annuity and/or qualified joint and survivor annuity and his or her spouse's written consent before the owner can:
(a) name a beneficiary other than the owner's spouse; or (b) make a partial or full withdrawal from the certificate; or (c) choose a form of payment other than a life and contingent annuity where the spouse is not named as the contingent annuitant. The spouse's written consent must (i) be on a form we approve; (ii) acknowledge his/her understanding of the effect of such consent; and (iii) be witnessed by a notary public. However, the owner's written waiver and the spouse's written consent will not be required if the withdrawal is made for the purpose of making a direct transfer to another Code Section 403(b) TSA as provided in Revenue Ruling 90-24, 1990-1 C.B. 97.

We will not accept any request under (a), (b) or (c), above, without the owner's written waiver and the spouse's written consent. However, if the owner can prove that the spouse's written consent cannot be obtained because: (1) the spouse has died; or (2) the spouse cannot be located; or (3) the spouse is held to be incompetent and the owner has a court order to that effect; or (4) the owner has been abandoned by the spouse (within the meaning of local law) and the owner has a court order to that effect, then, unless required by a QDRO, the owner's request under (a), (b) or (c), above, will be accepted without the owner's written waiver and the spouse's written consent.



Payments to Minors
If the owner has died, any amount paid to a child of the owner will be treated as if it had been paid to the owner's surviving spouse if the remainder of the value of the certificate becomes payable to the surviving spouse when the child reaches the age of majority.

--------------------------------------

This endorsement shall terminate when the certificate is surrendered or the account value is otherwise distributed.

Signed for the Company at Charlotte, North Carolina, to be effective on the certificate effective date.

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



[GRAPHIC OMITTED]                                            [GRAPHIC OMITTED]
PRESIDENT AND CHIEF EXECUTIVE OFFICER            GENERAL COUNSEL AND SECRETARY

Pension and Profit Sharing Plan

Endorsement
----------------------------------------------------------
SPECIAL NOTICE - Please read this endorsement carefully. It contains important information which can affect the tax status of the pension plan. If the owner does not comply with the provisions of this endorsement, the owner may be subject to adverse tax consequences. As with all tax matters, the owner should consult a tax adviser to assess the impact of the owner's failure to comply with these provisions.
-----------------------------
About this endorsement

-------------------------------------
This certificate is issued as part of a pension plan. This means that part or all of the purchase payments for this certificate are paid either with "pre-tax" contributions made through elective salary deferral contributions under an employee salary reduction agreement or with employer contributions. Income taxation on the purchase payments paid for this certificate is deferred, thus providing the owner with a current tax benefit. However, as a condition of this special tax treatment, the Code imposes several limitations, including minimum distribution requirements for the owner and/or the beneficiary under Code
Section 401(a)(9), including the incidental death requirements of Code Section 401(a)(9)(G). The owner must comply with the provisions of this endorsement in order to maintain the deferred tax benefits of this certificate. If the owner does not comply with the provisions of this endorsement, the owner will lose the special tax treatment and may incur additional tax penalties.

This contract is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this contract are nonforfeitable.

--------------------------------------------
Definition of Terms
--------------------------------------------
Unless redefined below, the terms used in the certificate will have the same meaning when used in this endorsement. For purposes of this endorsement, the following definitions apply:

      Beneficiary is any individual the owner named in writing in the application, enrollment form or any subsequent change of beneficiary form. The beneficiary will receive the proceeds of the certificate in the event the owner dies before permissible distribution of those proceeds is made to the owner.

      Direct Rollover is a distribution made directly to an eligible retirement plan of all or a portion of the account value.

      Eligible  Retirement  Plan is (1) a qualified  trust as  described in Code
     Section 401(a); or (2) an individual retirement account as described in Code Section 408(a); or (3) an individual retirement annuity as described in Code Section 408(b); or (4) an annuity plan as described in Code Section 403(a).




TCE 107-197
      Eligible Rollover Distribution is any distribution to the owner or to the owner's surviving spouse (or if the owner is divorced, to the owner's former spouse as an alternate payee under a QDRO) of all or any portion of the account value. An eligible rollover distribution does not include any distribution: (1) that is a minimum required distribution under Code
     Section 401(a)(9); or (2) that is not included in the owner's gross income; or (3) that is one of a series of substantially equal periodic payments over the owner's life (or life expectancy) or the joint lives (or joint life expectancies) of the owner and the beneficiary or for a period of 10 years or more.

      Pension Plan is an employee pension benefit plan as defined under Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Owner is the individual in whose name and for whose exclusive benefit the certificate was purchased, whether the certificate describes such individual as owner or annuitant. While such individual is living, he or she will be the sole owner of the certificate.



      Qualified Domestic Relations Order (QDRO) is a domestic relations order described in Code Section 414(p) that creates or recognizes the existence of an alternate payee's right to, or assigns to an alternate payee the right to, receive all or a portion of the benefits payable to the owner under this certificate. A domestic relations order is a judgment, decree, or order (including approval of a property settlement agreement) made pursuant to a state domestic relations law (including a community property law) that relates to the provision of child support, alimony payments, or marital property rights of an alternate payee.

      Required Beginning Date is April 1 of the calendar year following the later of (1) the calendar year in which the owner attains age 70 1/2, or
     (2) the calendar year in which the owner retires. However, the required beginning date means April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2 for an owner who:

          (a) is a 5% owner (as defined in Code Section 416) with respect to the plan year ending in the calendar year in which the owner attains age 70 1/2; and

     (b) did not attain age 70 1/2 before January 1, 1988; and

     (c)  is not in a governmental plan or a church plan (as defined in Code
Section 401(a)(9)(C)).

Ownership
As a qualified plan, the following conditions apply:

      The owner and annuitant must be the same person.

      Joint ownership is not allowed.

      The owner cannot pledge or assign any interest in this certificate to another person, except as permitted by law, such as in the case of a QDRO.

      The owner cannot borrow any amounts from this certificate, nor use this certificate as security for a loan.




TCE 107-197
Distributions
The owner's entire interest in this certificate shall be distributed as required under Section 401(a)(9) of the Code.

Limitation on Period Certain Distributions
In compliance with Code Sections 401(a)(9), no period certain settlement option which extends beyond the life expectancy of the owner will be allowed.

Required Minimum Distribution
Distribution must be made from the certificate in a manner which satisfies the requirements of Code Section 401(a)(9), including the incidental death benefit requirements of Code Section 401(a)(9)(G) as follows:

(a) The entire account value must be distributed, or must begin to be distributed, no later than the required beginning date, in equal or substantially equal amounts over (a) the life of the owner or over the joint lives of the owner and the beneficiary; or (b) a period certain not extending beyond the life expectancy of the owner, or the joint life expectancy of such owner and the beneficiary.

(b) If the account value is to be distributed in any form other than a lump sum, then the amount to be distributed each calendar year must be at least an amount equal to the quotient obtained by dividing (a) the entire account value as of December 31 of the calendar year immediately preceding the calendar year for which the distribution is being made; by (b) the life expectancy of the owner, or the joint life expectancy of such owner and the beneficiary.

If settlement option payments start prior to the required beginning date, then the annuity date of such settlement option payments will be treated as the required beginning date for purposes of the death benefit provisions below. Contingent deferred sales load may be charged on any required minimum distribution payments made under the certificate. We reserve the right to waive any applicable contingent deferred sales load.

Life Expectancy
Life expectancy is:

      The owner's remaining life;



 The remaining joint life expectancy of both the owner and the beneficiary; or

      The remaining life expectancy of the beneficiary.

The owner's life expectancy or the joint life expectancy of both the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have the owner's life expectancy determined under (1) the age recalculation, or (2) no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the owner's life expectancy will be recalculated annually. After the owner makes an election, such election may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then he or she may also choose to have his or her life expectancy determined under (1) the age recalculation, or (2) no age recalculation method. Once the beneficiary makes an election, such election may not be changed and will apply to all subsequent years. If the beneficiary does not make an election by the time distributions are scheduled to begin under the Death Provisions, the beneficiary's life expectancy will be recalculated annually for all years and may not be changed.

In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the non-spouse beneficiary was first calculated.

Automatic Payout Option (APO)
Before  the  annuity  date,  and  subject  to  our  then  current   underwriting
guidelines, the owner may elect to have us calculate and annually distribute required minimum distribution amounts from

TCE 107-197
this certificate if the owner meets the following requirements:

      The owner is or will be age 70 1/2 and is retired in the year the first APO payment is to be made;

      This certificate has been in force at least one year;

      The owner is not receiving distributions under any other payment option;

      The owner elects one of the methods of calculating minimum required distributions that we offer.

The distributions under this option must begin no earlier than January 1 of the year in which the owner reaches age 70 1/2 and the owner must be retired. The owner's election of APO must be in a form and manner we prescribe. We must receive the owner's election at least 30 days before the payments are to begin.

We will automatically postpone the owner's annuity date one year for each year the owner receives APO payments up to the later of:

      The owner's 85th birthday; or

      The first day of the eleventh certificate year.

If the owner decides he or she does not want us to delay the annuity date, please contact us.

We will automatically cancel this option if:

      The owner makes more than one change in beneficiaries, unless the changes are made due to death, divorce or marriage;

      The owner begins receiving settlement option payments;

      A withdrawal (whether partial or an APO payment) reduces the account value to less than the minimum account value shown on the Information Page.

     If this happens, we reserve the right to pay the owner the cash surrender value and cancel the certificate; or

      The owner dies.

After this option is canceled for any reason, the owner may not reelect it. Contingent deferred sales load may be charged on APO payments made under the certificate. We reserve the right to waive any applicable contingent deferred sales load.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

      Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

      Begin to be distributed to the beneficiary in the form of settlement option payments, as described below.

The settlement option must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the option.

          If the beneficiary is the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than the earliest of (1) December 31 of the year following the year the owner died; or (2) December 31 of the year following the year in which the owner would have reached the required beginning date if the owner had not died.

If the beneficiary is not the owner's surviving spouse, he or she must elect to begin receiving settlement option payments no later than December 31 of the year following the year in the owner died.

If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

Limitation of Payment
If the account value at the time of annuitization is $3,500 or less, we will pay the account value in a cash payment, regardless of the settlement option the owner or any other payee chooses. Such cash payment will be in full settlement of our liability to the payee for the benefit. In addition, such cash payment will not require spousal consent as described below.

Waiver and Spousal Requirements
If the owner is legally married, we will require the owner's written waiver of the qualified pre-retirement survivor annuity and/or qualified joint and survivor annuity and his or her spouse's written consent before the owner can:
(a) name a beneficiary other than the spouse; or (b) make a partial or full withdrawal from the certificate; or (c) choose a form of payment other than a life and contingent annuity where the spouse is not named as the contingent annuitant. The spouse's written consent must (i) be on a form we approve; (ii) acknowledge his/her understanding of the effect of such consent; and (iii) be witnessed by a notary public.

We will not accept any request under (a), (b) or (c), above, without the owner's written waiver and the spouse's written consent. However, if the owner can prove that the spouse's written consent cannot be obtained because: (1) the spouse has died; or (2) the spouse cannot be located; or (3) the spouse is held to be incompetent and the owner has a court order to that effect; or (4) the owner has been abandoned by the spouse (within the meaning of local law) and the owner has a court order to that effect, then, unless required by a QDRO, the owner's request under (a), (b) or (c), above, will be accepted without the owner's written waiver and the spouse's written consent.

Payments to Minors
If the owner has died, any amount paid to a child of the owner will be treated as if it had been paid to the owner's surviving spouse if the remainder of the value of the certificate becomes payable to the surviving spouse when the child reaches the age of majority.

This endorsement shall terminate when the certificate is surrendered or the account value is otherwise distributed.

Signed for the Company at Charlotte, North Carolina, to be effective on the certificate effective date.

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY



[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]
PRESIDENT AND CHIEF EXECUTIVE OFFICER             GENERAL COUNSEL AND SECRETARY

Exhibit 5
Application for Flexible Premium Variable Annuity

====================================================================
[GRAPHIC OMITTED]

Variable Annuity Application

====================================================================



                Transamerica Life Insurance and Annuity Company
            Home Office: 401 N. Tryon Street   P.O. Box 31848
                        Charlotte, North Carolina  28232-2128
                         Annuity Service Center: (800) 258-4260

=====
1
=====

Check one only:
|_| Non-Qualified                                   |_| TSA  403(b)*
|_| IRA 408(b)                                        |_|  401(a) Pension/Profit
Sharing*
|_| SEP-IRA  408(k)*                            [|_|  Other]
* Submit required additional forms

2

Note: All mail and tax reporting will be sent only to the Owner.

------------------------------------------        |-|    |-|
Print Full
Name
Male      Female
-------------------------------------------------------
Residence Street Address
-------------------------------------------------------
City
State                                                 Zip Code
----------------     -------------------------------------
Date of Birth                           Taxpayer Identification Number
Married:  |_| Yes |_|  No
(             )------------------------      (      )-------------------------
              Daytime Telephone                                       Evening
Telephone

3

Note: Non-Qualified Contracts only.

-------------------------------------------       |-|   |-|
Print Full
Name
Male    Female
----------------      ------------------------------------
Date of Birth                            Taxpayer Identification Number

4

 Note: If More Than One, Use Beneficiary Designation Form.

---------------------------   --------------------------
Full Name                                                         Taxpayer
Identification Number
------------------------   -----------------------------
Date of Birth                                Relationship to Owner

5

Note: Complete only if different from Owner.

------------------------------------------      |-|           |-|
Print Full
Name
Male     Female
-------------------------------------------------------
Residence Street Address
-------------------------------------------------------
City
State                                              Zip Code
-----------------------   ------------------------------
Date of Birth                                           Social Security Number

6

Note: Non-Qualified Contracts only.   Must be Annuitant's spouse.

------------------------------------------        |-|  |-|
Print Full
Name
Male  Female
-----------------------   -----------------------------
Date of Birth                                            Social Security Number

TGA-028-197
7

Please use whole percentages.  No fractions, please.
Minimum 10% allocation per Portfolio.  Total must equal 100%.

[The maximum number of total investment options is limited to 18 over the lifetime of the contract.]

[Alliance Premier Growth]                              ____%
[Balanced]                                                    ____%
[Emerging Markets]                                     ____%
[Foreign Bond]                                         ____%
[Gold and Natural Resources]                           ____%
[Growth with Income Series]                            ____%
[High Yield]                                           ____%
[International]                                        ____%
[MFS Value Series]                                     ____%
[MFS Emerging Growth]                                  ____%
[OCC Accumulation Trust Managed]                       ____%
[OCC Accumulation Trust Equity]                        ____%
[Small Cap]                                            ____%
[Transamerica VIF Growth Fund]                         ____%
[Transamerica VIF Money Market Portfolio]              ____%
[Fixed  Account]                                       ____%
[Guarantee Period Account Option- 1-10 Yr.]            ____%
[Guarantee Period Account Option- 1-10 Yr.]            ____%
[Guarantee Period Account Option- 1-10 Yr.]            ____%
                                                             Total
100%
8

|_|  I/We elect the Living Benefits Rider for an additional fee each year.
    (See your registered representative or prospectus for more information)

9

Please indicate the method of payment below:
Minimum Initial Payment: $5,000  ($2,000 for contributory IRA's)
|_|  Check for $ ____________ (payable to Transamerica  Life
Insurance and Annuity Company) is enclosed.
    For  new  Transamerica  IRAs:  Amount  remitted  includes  $__________  as a
    rollover,   which   Owner   irrevocably   elects  to  treat  as  a  rollover
    contribution; $__________ for Tax Year ________; and
    $__________  for Tax Year ________.

|_| Pre-authorized Payment Plan on a monthly basis. To establish this option, submit the Automatic Investing form.

|_| Transfer balance from existing life insurance or annuity contract (submit the 1035 Exchange Form).

|_| Transfer funds from my existing qualified plan or IRA (submit the Transfer Letter of Direction Form).

-------------------------------------------------------------------
 Do not write in this space.  Home office use only.
 (Not applicable in Pennsylvania)






-------------------------------------------------------------------

-----
10
-----

If the Owner is not the Annuitant, the Owner is:
|_| Individual       |_| Trust*                 |_| [Other ______________]
|_| Custodianship    |_| Corporation
*If the Owner is a Trust, this annuity must be held by the Trust as an agent for
the  Annuitant(s).   If  the  Annuitant  is  a  minor  please  provide  (1)  the relationship to the Owner and (2) the mother's name and father's name:
================================================================
Has the Owner purchased or applied for other non-qualified deferred annuities issued by any of the Transamerica Life Companies during the current calendar year? |_| Yes |_| No If Yes, provide contract number(s):
---------------------------------------------------------

11

Will this annuity replace or change any life insurance or annuity contract(s). |_| Yes |_| No If Yes, provide name and address of insurance company and contract number(s):______________________
--------------------------------------------- ------------------
---------------------------------------------------------------
Note:  Please submit replacement forms as required.

12

|_| Yes |_| Annually |_| Semi-Annually |_| Quarterly I/We elect the variable sub-account rebalancing option. With this election, all amounts in the variable sub-accounts are re-allocated to reflect the percentages indicated on this application. Unless and until a rebalancing election form has been submitted changing these allocation percentages, Transamerica will allocate all contributions according to the percentages shown on this application. Note: Not available if Dollar Cost Averaging (DCA) is in effect.

13
|_| ________ (Please initial) I/We authorize Transamerica to honor my/our telephone instructions in order to make transfers among the various variable sub-accounts. I/We hereby acknowledge that all telephone instructions given pursuant to this authorization are subject to the conditions set forth by Transamerica. Transamerica will not be liable for any loss, liability, cost or expense for acting in accordance with such instructions believed by it to be genuine in accordance with the conditions. |_| ________ (Please initial) I hereby appoint the registered representative named on this application to act as my Limited Power of Attorney in Fact to direct Transamerica's Annuity Service Center to effect transfers among the variable sub-accounts and/or general account options. I and my Limited Power of Attorney in Fact, jointly, and severally, agree to indemnify and hold harmless Transamerica, and its affiliates, officers, directors, and employees from any and all losses, costs (including reasonable attorney's fees), expenses, judgments, and liabilities of any nature whatsoever arising from reliance on my grant of this Limited Power of Attorney, or any action or commission by my Limited Power of Attorney in Fact. This Limited Power of Attorney remains valid until Transamerica's Annuity Service Center is furnished with its written revocation, and Transamerica records the revocation. This Limited Power of Attorney is personal to the holder and may not be delegated to any other person. The holder must be a currently licensed and appointed representative of the Broker of Record for this Annuity, or this Limited Power of Attorney will automatically terminate.

TGA-028-197


14
|_|  I/We elect Dollar Cost Averaging (DCA) for a period of
_______  months. (6 to 60 months)  Each month transfer $ _________

From: (Circle One) [(Money Market or Fixed Account)]
To: (Total must equal 100%)
Amount                                         Fund
=======================              ===================================
-----------------------              -----------------------------------
Note: Not available if Rebalancing is in effect.
15
===============================================

16

I/We understand that I/We have applied for a variable annuity contract ("contract") issued by Transamerica Life Insurance and Annuity Company. I/We have received current prospectuses for the contract and for the portfolios. I/We are aware that (a) payments and values provided under the contract, when based on the investment experience of the Variable Account, vary and are not guaranteed as to dollar amount; (b) periodic charges and fees are associated with the contract; and (c) this contract and its associated investment portfolios are not deposits or obligations of, or guaranteed or endorsed by, any bank, credit union, or the U.S. government, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency. Portfolio shares involve certain investment risks, including the possible loss of principal. I/We declare that all statements made on this application are true to the best of my/our knowledge and belief. Any person who knowingly and with the intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a frudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Signed at _____________________________on _________________
           City                State            Date

-----------------------------------------------------
Owner's Signature
-----------------------------------------------------
Joint Owner's Signature (If Any)
-----------------------------------------------------
Annuitant's Signature  (If Different from Owner)

17

Registered Representative: Do you have reason to believe the annuity applied for will replace any life insurance or annuity contract with us or any other company? |_| Yes |_| No

Please check one of the following boxes (contact your home office for more information). Once selected, an option may not be changed. [|_| Option A |_| Option B |_| Option C ]

--------------------------------------------------------------
Witness (Licensed Registered Representative)
--------------------------------------------------------------
Print or Type Name of Registered Representative/Code
--------------------------------------------------------------
Print or Type Name of Broker/Dealer
--------------------------------------------------------------
Branch Office/Telephone Number/Code

Mail completed application and any additional required forms to the Annuity Service Center address shown on Page 1.

Exhibit (8)
Form of Participation Agreements between the Company and the Funds

                             PARTICIPATION AGREEMENT


                                      AMONG


                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                    TRANSAMERICA SECURITIES SALES CORPORATION


                         ALLIANCE CAPITAL MANAGEMENT LP


                                       AND


                        ALLIANCE FUND DISTRIBUTORS, INC.


                                   DATED AS OF


                                                    [          ]

2


                             PARTICIPATION AGREEMENT


         THIS AGREEMENT, made and entered into as of the ___ day of ___________, 199__ ("Agreement"), by and among Transamerica Life Insurance and Annuity Company, a North Carolina life insurance company ("Insurer") (on behalf of itself and its "Separate Account," defined below); Transamerica Securities Sales Corporation, a Maryland corporation ("Contracts Distributor"), the principal underwriter with respect to the Contracts referred to below; Alliance Capital Management L.P., a Delaware limited partnership ("Adviser"), the investment adviser of the Fund referred to below; and Alliance Fund Distributors, Inc., a Delaware, corporation ("Distributor"), the Fund's principal underwriter (collectively, the "Parties"),

                                WITNESSETH THAT:


         WHEREAS Insurer, the Distributor, and Alliance Variable Products Series Fund, Inc. (the "Fund") desire that shares of the Fund's Premier Growth Portfolio (the "Portfolios"; reference herein to the "Fund" includes reference to each Portfolio to the extent the context requires) be made available by Distributor to serve as underlying investment media for those combination fixed and variable annuity contracts of Insurer that are the subject of Insurer's Form N-4 registration statement filed with the Securities and Exchange Commission (the "SEC"), (the "Contracts"), to be offered through Contracts Distributor and other registered broker-dealer firms as agreed to by Insurer and Contracts Distributor; and

         WHEREAS the Contracts provide for the allocation of net amounts received by Insurer to separate series (the "Divisions"; reference herein to the "Separate Account" includes reference to each Division to the extent the context requires) of the Separate Account for investment in the shares of corresponding Portfolios of the Fund that are made available through the Separate Account to act as underlying investment media,

         NOW, THEREFORE, in consideration of the mutual benefits and promises contained herein, the Fund and Distributor will make shares of the Portfolios available to Insurer for this purpose at net asset value and with no sales charges, all subject to the following provisions:


                        Section 1. Additional Portfolios



         The Fund has and may, from time to time, add additional Portfolios, which will become subject to this Agreement, if, upon the written consent of each of the Parties hereto, they are made available as investment media for the Contracts.


                       Section 2. Processing Transactions


         2.1      Timely Pricing and Orders.
         The Adviser or its designated agent will provide closing net asset value, dividend and capital gain information for each Portfolio to Insurer at the close of trading on each day (a "Business Day") on which (a) the New York Stock Exchange is open for regular trading, (b) the Fund calculates the Portfolio's net asset value and (c) Insurer is open for business. The Fund or its designated agent will use its best efforts to provide this information by 6:00 p.m., Eastern time. Insurer will use these data to calculate unit values, which in turn will be used to process transactions that receive that same Business Day's Separate Account Division's unit values. Such Separate Account processing will be done the same evening, and corresponding orders with respect to Fund shares will be placed the morning of the following Business Day. Insurer will use its best efforts to place such orders with the Fund by 10:00 a.m., Eastern time.

         2.2      Timely Payments.
         Insurer will transmit orders for purchases and redemptions of Fund shares to Distributor, and will wire payment for net purchases to a custodial account designated by the Fund on the day the order for Fund shares is placed, to the extent practicable. Payment for net redemptions will be wired by the Fund to an account designated by Insurer on the same day as the order is placed, to the extent practicable, and in any event be made within six calendar days after the date the order is placed in order to enable Insurer to pay redemption proceeds within the time specified in Section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act").

         2.3      Redemption in Kind.
         The Fund reserves the right to pay any portion of a redemption in kind of portfolio securities, if the Fund's board of directors (the "Board of Directors") determines that it would be detrimental to the best interests of shareholders to make a redemption wholly in cash.

         2.4      Applicable Price.
         The Parties agree that Portfolio share purchase and redemption orders resulting from Contract owner purchase payments, surrenders, partial withdrawals, routine withdrawals of charges, or other transactions under Contracts will be executed at the net asset values as determined as of the close of regular trading on the New York Stock Exchange on the Business Day that Insurer receives such orders and processes such transactions, which, Insurer agrees shall occur not earlier than the Business Day prior to Distributor's receipt of the corresponding orders for purchases and redemptions of Portfolio shares. For the purposes of this section, Insurer shall be deemed to be the agent of the Fund for receipt of such orders from holders or applicants of contracts, and receipt by Insurer shall constitute receipt by the Fund. All other purchases and redemptions of Portfolio shares by Insurer, will be effected at the net asset values next computed after receipt by Distributor of the order therefor, and such orders will be irrevocable. Insurer hereby elects to reinvest all dividends and capital gains distributions in additional shares of the corresponding Portfolio at the record-date net asset values until Insurer otherwise notifies the Fund in writing, it being agreed by the Parties that the record date and the payment date with respect to any dividend or distribution will be the same Business Day.


                          Section 3. Costs and Expenses


         3.1      General.
         Except as otherwise specifically provided herein, each Party will bear all expenses incident to its performance under this Agreement.

         3.2      Registration.
         The Fund will bear the cost of its registering as a management investment company under the 1940 Act and registering its shares under the
Securities Act of 1933, as amended (the "1933 Act"), and keeping such registrations current and effective; including, without limitation, the preparation of and filing with the SEC of Forms N-SAR and Rule 24f-2 Notices respecting the Fund and its shares and payment of all applicable registration or filing fees with respect to any of the foregoing. Insurer will bear the cost of registering the Separate Account as a unit investment trust under the 1940 Act and registering units of interest under the Contracts under the 1933 Act and keeping such registrations current and effective; including, without limitation, the preparation and filing with the SEC of Forms N-SAR and Rule 24f-2 Notices respecting the Separate Account and its units of interest and payment of all applicable registration or filing fees with respect to any of the foregoing.

         3.3      Other (Non-Sales-Related) Expenses.
         The Fund will bear the costs of preparing, filing with the SEC and setting for printing the Fund's prospectus, statement of additional information and any amendments or supplements thereto (collectively, the "Fund Prospectus"), periodic reports to shareholders, Fund proxy material and other shareholder communications and any related requests for voting instructions from Participants (as defined below). Insurer will bear the costs of preparing, filing with the SEC and setting for printing, the Separate Account's prospectus, statement of additional information and any amendments or supplements thereto (collectively, the "Separate Account Prospectus"), any periodic reports to owners, annuitants or participants under the Contracts (collectively, "Participants"), and other Participant communications. The Fund and Insurer each will bear the costs of printing in quantity and delivering to existing Participants the documents as to which it bears the cost of preparation as set forth above in this Section 3.3, it being understood that reasonable cost allocations will be made in cases where any such Fund and Insurer documents are printed or mailed on a combined or coordinated basis. If requested by Insurer, the Fund will provide annual Prospectus text to Insurer on diskette for printing and binding with the Separate Account Prospectus.

         3.4      Other Sales-Related Expenses.
         Expenses of distributing the Portfolio's shares and the Contracts will be paid by Contracts Distributor and other parties, as they shall determine by separate agreement.

         3.5      Parties to Cooperate.
         The Adviser, Insurer, Contracts Distributor, and Distributor each agrees to cooperate with the others, as applicable, in arranging to print, mail and/or deliver combined or coordinated prospectuses or other materials of the Fund and Separate Account.


                           Section 4. Legal Compliance


         4.1      Tax Laws.
         (a) The Adviser will use its best efforts to qualify and to maintain qualification of each Portfolio as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and the Adviser or Distributor will notify Insurer immediately upon having a reasonable basis for believing that a Portfolio has ceased to so qualify or that it might not so qualify in the future.

         (b) Insurer represents that it believes, in good faith, that the Contracts will be treated as annuity contracts under applicable provisions of the Code and that it will make every effort to maintain such treatment. Insurer will notify the Fund and Distributor immediately upon having a reasonable basis for believing that any of the Contracts have ceased to be so treated or that they might not be so treated in the future.

         (c) The Fund will use its best efforts to comply and to maintain each Portfolio's compliance with the diversification requirements set forth in
Section 817(h) of the Code and Section 1.817-5(b) of the regulations under the Code, and the Fund, Adviser or Distributor will notify Insurer immediately upon having a reasonable basis for believing that a Portfolio has ceased to so comply or that a Portfolio might not so comply in the future.

         (d) Insurer represents that it believes, in good faith, that the Separate Account is a "segregated asset account" and that interests in the Separate Account are offered exclusively through the purchase of or transfer into a "variable contract," within the meaning of such terms under Section 817(h) of the Code and the regulations thereunder. Insurer will make every effort to continue to meet such definitional requirements, and it will notify the Fund and Distributor immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

         (e) The Adviser will manage the Fund as a RIC in compliance with Subchapter M of the Code and will use its best efforts to manage to be in compliance with Section 817(h) of the Code and regulations thereunder. The Fund has adopted and will maintain procedures for ensuring that the Fund is managed in compliance with Subchapter M and Section 817(h) and regulations thereunder.

         (f) Should the Distributor or Adviser become aware of a failure of Fund, or any of its Portfolios, to be in compliance with Subchapter M of the Code or Section 817(h) of the Code and regulations thereunder, they represent and agree that they will immediately notify Insurer of such in writing.

         4.2      Insurance and Certain Other Laws.
         (a) The Adviser will use its best efforts to cause the Fund to comply with any applicable state insurance laws or regulations, to the extent specifically requested in writing by Insurer. If it cannot comply, it will so notify Insurer in writing.

         (b) Insurer represents and warrants that (i) it is an insurance company duly organized, validly existing and in good standing under the laws of the State of [____________] and has full corporate power, authority and legal right to execute, deliver and perform its duties and comply with its obligations under this Agreement, (ii) it has legally and validly established and maintains the Separate Account as a segregated asset account under [State Law], and (iii) the Contracts comply in all material respects with all other applicable federal and state laws and regulations.

         (c) Insurer and Contracts Distributor represent and warrant that Contracts Distributor is a business corporation duly organized, validly existing, and in good standing under the laws of the State of [____________] and has full corporate power, authority and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (d) Distributor represents and warrants that it is a business corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has full corporate power, authority and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (e) Distributor represents and warrants that the Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         (f) Adviser represents and warrants that it is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

         4.3      Securities Laws.
         (a) Insurer represents and warrants that (i) interests in the Separate Account pursuant to the Contracts will be registered under the 1933 Act to the extent required by the 1933 Act and the Contracts will be duly authorized for issuance and sold in compliance with [State] law, (ii) the Separate Account is and will remain registered under the 1940 Act to the extent required by the 1940 Act, (iii) the Separate Account does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, (iv) the Separate Account's 1933 Act registration statement relating to the Contracts, together with any amendments thereto, will, at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder, and (v) the Separate Account Prospectus will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

         (b) The Adviser and Distributor represent and warrant that (i) Fund shares sold pursuant to this Agreement will be registered under the 1933 Act to the extent required by the 1933 Act and duly authorized for issuance and sold in compliance with Maryland law, (ii) the Fund is and will remain registered under the 1940 Act to the extent required by the 1940 Act, (iii) the Fund will amend the registration statement for its shares under the 1933 Act and itself under the 1940 Act from time to time as required in order to effect the continuous offering of its shares, (iv) the Fund does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, (v) the Fund's 1933 Act registration statement, together with any amendments thereto, will at all times comply in all material respects with the requirements of the 1933 Act and rules thereunder, and (vi) the Fund Prospectus will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

         (c) The Fund will register and qualify its shares for sale in accordance with the laws of any state or other jurisdiction only if and to the extent reasonably deemed advisable by the Fund, Insurer or any other life insurance company utilizing the Fund.

         (d) Distributor and Contracts Distributor each represents and warrants that it is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended, and is a member in good standing of the National Association of Securities Dealers Inc. (the "NASD").

         4.4      Notice of Certain Proceedings and Other Circumstances.
         (a) Distributor or the Fund shall immediately notify Insurer of (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to the Fund's registration statement under the 1933 Act or the Fund Prospectus, (ii) any request by the SEC for any amendment to such registration statement or Fund Prospectus, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of the Fund's shares, or (iv) any other action or circumstances that may prevent the lawful offer or sale of Fund shares in any state or jurisdiction, including, without limitation, any circumstances in which
(x) the Fund's shares are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law or (y) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Insurer. Distributor and the Fund will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         (b) Insurer and Contracts Distributor shall immediately notify the Fund of (i) the issuance by any court or regulatory body of any stop order, cease and desist order or similar order with respect to the Separate Account's registration statement under the 1933 Act relating to the Contracts or the Separate Account Prospectus, (ii) any request by the SEC for any amendment to such registration statement or Separate Account Prospectus, (iii) the initiation of any proceedings for that purpose or for any other purpose relating to the registration or offering of the Separate Account interests pursuant to the Contracts, or (iv) any other action or circumstances that may prevent the lawful offer or sale of said interests in any state or jurisdiction, including, without limitation, any circumstances in which said interests are not registered and, in all material respects, issued and sold in accordance with applicable state and federal law. Insurer and Contracts Distributor will make every reasonable effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         4.5      Insurer to Provide Documents.
         Upon request, Insurer will provide the Fund and the Distributor one complete copy of SEC registration statements, Separate Account Prospectuses, reports, any preliminary and final voting instruction solicitation material, applications for exemptions, requests for no-action letters, and amendments to any of the above, that relate to the Separate Account or the Contracts, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

         4.6      Fund to Provide Documents.
         Upon request, the Fund will provide to Insurer one complete copy of SEC registration statements, Fund Prospectuses, reports, any preliminary and final proxy material, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities.


                       Section 5. Mixed and Shared Funding


         5.1      General.
         The Fund has obtained an order exempting it from certain provisions of the 1940 Act and rules thereunder so that the Fund is available for investment by certain other entities, including, without limitation, separate accounts funding variable life insurance policies and separate accounts of insurance companies unaffiliated with Insurer ("Mixed and Shared Funding Order"). The Parties recognize that the SEC has imposed terms and conditions for such orders that are substantially identical to many of the provisions of this Section 5.

         5.2      Disinterested Directors.
         The Fund agrees that its Board of Directors shall at all times consist of directors a majority of whom (the "Disinterested Directors") are not interested persons of Adviser or Distributor within the meaning of Section 2(a)(I 9) of the 1940 Act.

         5.3      Monitoring for Material Irreconcilable Conflicts.
         The Fund agrees that its Board of Directors will monitor for the existence of any material irreconcilable conflict between the interests of the participants in all separate accounts of life insurance companies utilizing the Fund, including the Separate Account. Insurer agrees to inform the Board of Directors of the Fund of the existence of or any potential for any such material irreconcilable conflict of which it is aware. The concept of a "material irreconcilable conflict" is not defined by the 1940 Act or the rules thereunder, but the Parties recognize that such a conflict may arise for a variety of reasons, including, without limitation:

         (a)     an action by any state insurance or other regulatory authority;

         (b) a change in applicable federal or state insurance, tax or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax or securities regulatory authorities;

         (c) an administrative or judicial decision in any relevant proceeding;

         (d) the manner in which the investments of any Portfolio are being managed;

         (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract participants or by participants of different life insurance companies utilizing the Fund; or

         (f) a decision by a life insurance company utilizing the Fund to disregard the voting instructions of participants.

         Insurer  will  assist  the  Board  of  Directors  in  carrying  out its responsibilities by providing the Board of Directors with all information reasonably necessary for the Board of Directors to consider any issue raised, including information as to a decision by Insurer to disregard voting instructions of Participants.

         5.4      Conflict Remedies.
         (a) It is agreed that if it is determined by a majority of the members of the Board of Directors or a majority of the Disinterested Directors that a material irreconcilable conflict exists, Insurer and the other life insurance companies utilizing the Fund will, at their own expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Directors), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, which steps may include, but are not limited to:

         (i) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any
                  Portfolio and reinvesting such assets in a different investment medium, including another
                  Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected participants and, as appropriate, segregating the assets of any particular group (e.g., annuity contract owners or participants, life insurance contract owners or all contract owners and participants of one or more life insurance companies utilizing the
                  Fund) that votes in favor of such segregation, or offering to the affected contract owners or participants the option of making such a change; and

         (ii) establishing a new registered investment company of the type defined as a "Management Company" in Section 4(3) of the 1940 Act or a new separate account that is operated as a Management Company.

         (b) If the material irreconcilable conflict arises because of Insurer's decision to disregard Participant voting instructions and that decision represents a minority position or would preclude a majority vote, Insurer may be required, at the Fund's election, to withdraw the Separate Account's investment in the Fund. No charge or penalty will be imposed as a result of such withdrawal. Any such withdrawal must take place within six months after the Fund gives notice to Insurer that this provision is being implemented, and until such withdrawal Distributor and the Fund shall continue to accept and implement orders by Insurer for the purchase and redemption of shares of the Fund.

         (c) If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to Insurer conflicts with the majority of other state regulators, then Insurer will withdraw the Separate Account's investment in the Fund within six months after the Fund's Board of Directors informs Insurer that it has determined that such decision has created a material irreconcilable conflict, and until such withdrawal Distributor and Fund shall continue to accept and implement orders by Insurer for the purchase and redemption of shares of the Fund.

         (d) Insurer agrees that any remedial action taken by it in resolving any material irreconcilable conflict will be carried out at its expense and with a view only to the interests of Participants.

         (e) For purposes hereof, a majority of the Disinterested Directors will determine whether or not any proposed action adequately remedies any material irreconcilable conflict. In no event, however, will the Fund or Distributor be required to establish a new funding medium for any Contracts. Insurer will not be required by the terms hereof to establish a new funding medium for any Contracts if an offer to do so has been declined by vote of a majority of Participants materially adversely affected by the material irreconcilable conflict.

         5.5      Notice to Insurer.
         The Fund will promptly make known in writing to Insurer the Board of Directors' determination of the existence of a material irreconcilable conflict, a description of the facts that give rise to such conflict and the implications of such conflict.

         5.6      Information Requested by Board of Directors.
         Insurer and the Fund will at least annually submit to the Board of Directors of the Fund such reports, materials or data as the Board of Directors may reasonably request so that the Board of Directors may fully carry out the obligations imposed upon it by the provisions hereof, and said reports, materials and data will be submitted at any reasonable time deemed appropriate by the Board of Directors. All reports received by the Board of Directors of potential or existing conflicts, and all Board of Directors actions with regard to determining the existence of a conflict, notifying life insurance companies utilizing the Fund of a conflict, and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board of Directors or other appropriate records, and such minutes or other records will be made available to the SEC upon request.

         5.7      Compliance with SEC Rules.
         If, at any time during which the Fund is serving an investment medium for variable life insurance policies, 1940 Act Rules 6e-3(T) or, if applicable, 6e-2 are amended or Rule 6e-3 is adopted to provide exemptive relief with respect to mixed and shared funding, the Parties agree that they will comply with the terms and conditions thereof and that the terms of this Section 5 shall be deemed modified if and only to the extent required in order also to comply with the terms and conditions of such exemptive relief that is afforded by any of said rules that are applicable.


                             Section 6. Termination


         6.1      Events of Termination.
         Subject to Section 6.4 below,  this  Agreement  will  terminate as to a
Portfolio:

         (a) at the option of Insurer or Distributor upon at least six months advance written notice to the other Parties, or

         (b) at the option of the Fund upon (i) at least sixty days advance written notice to the other parties, and (ii) approval by (x) a majority of the disinterested Directors upon a finding that a continuation of this Contract is contrary to the best interests of the Fund, or (y) a majority vote of the shares of the affected Portfolio in the corresponding Division of the Separate Account (pursuant to the procedures set forth in Section 10 of this Agreement for voting Trust shares in accordance with Participant instructions).

         (c) at the option of the Fund upon institution of formal proceedings against Insurer or Contracts Distributor by the NASD, the SEC, any state insurance regulator or any other regulatory body regarding Insurer's obligations under this Agreement or related to the sale of the Contracts, the operation of the Separate Account, or the purchase of the Fund shares, if, in each case, the Fund reasonably determines that such proceedings, or the facts on which such proceedings would be based, have a material likelihood of imposing material adverse consequences on the Portfolio to be terminated; or

         (d) at the option of Insurer upon institution of formal proceedings against the Fund, Adviser, or Distributor by the NASD, the SEC, or any state insurance regulator or any other regulatory body regarding the Fund's, Adviser's or Distributor's obligations under this Agreement or related to the operation or management of the Fund or the purchase of Fund shares, if, in each case, Insurer reasonably determines that such proceedings, or the facts on which such proceedings would be based, have a material likelihood of imposing material adverse consequences on Insurer, Contracts Distributor or the Division corresponding to the Portfolio to be terminated; or

         (e) at the option of any Party in the event that (i) the Portfolio's shares are not registered and, in all material respects, issued and sold in accordance with any applicable state and federal law or (ii) such law precludes the use of such shares as an underlying investment medium of the Contracts issued or to be issued by Insurer; or

         (f) upon termination of the corresponding Division's investment in the Portfolio pursuant to Section
5 hereof; or

         (g) at the option of Insurer if the Portfolio ceases to qualify as a RIC under Subchapter M of the Code or under successor or similar provisions; or

         (h) at the option of Insurer if the Portfolio fails to comply with Section 817(h) of the Code or with successor or similar provisions; or

         (i) at the option of Insurer if Insurer reasonably believes that any change in a Fund's investment adviser or investment practices will materially increase the risks incurred by Insurer.

         6.2      Funds to Remain Available.
         Except (i) as necessary to implement Participant-initiated transactions, (ii) as required by state insurance laws or regulations, (iii) as required pursuant to Section 5 of this Agreement, or (iv) with respect to any Portfolio as to which this Agreement has terminated, Insurer shall not (x) redeem Fund shares attributable to the Contracts, or (y) prevent Participants from allocating payments to or transferring amounts from a Portfolio that was otherwise available under the Contracts, until, in either case, 90 calendar days after Insurer shall have notified the Fund or Distributor of its intention to do so.

         6.3      Survival of Warranties and Indemnifications.
         All warranties and indemnifications will survive the termination of this Agreement.

         6.4      Continuance of Agreement for Certain Purposes.
         Notwithstanding any termination of this Agreement, the Distributor shall continue to make available shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (the "Existing Contracts"), except as otherwise provided under Section 5 of this Agreement. Specifically, and without limitation, the Distributor shall facilitate the sale and purchase of shares of the Portfolios as necessary in order to process premium payments, surrenders and other withdrawals, and transfers or reallocations of values under Existing Contracts.


             Section 7. Parties to Cooperate Respecting Termination


         The other Parties hereto agree to cooperate with and give reasonable assistance to Insurer in taking all necessary and appropriate steps for the purpose of ensuring that the Separate Account owns no shares of a Portfolio after the Final Termination Date with respect thereto.


                              Section 8. Assignment


         This Agreement may not be assigned by any Party, except with the written consent of each other Party.


                               Section 9. Notices


         Notices and communications required or permitted by Section 2 hereof will be given by means mutually acceptable to the Parties concerned. Each other notice or communication required or permitted by this Agreement will be given to the following persons at the following addresses and facsimile numbers, or such other persons, addresses or facsimile numbers as the Party receiving such notices or communications may subsequently direct in writing:

    Insurer
    [address]

    [Contracts Distributor]
    [address]

    Alliance Fund Distributors, Inc.
    1345 Avenue of the Americas
    New York NY 10105
    Attn.: Edmund P. Bergan
    FAX: (212) 969-2290

    Alliance Capital Management L.P.
    1345 Avenue of the Americas
    New York NY 10105
    Attn: Edmund P. Bergan
    FAX: (212) 969-2290

                          Section 10. Voting Procedures


         Subject to the cost allocation procedures set forth in Section 3 hereof, Insurer will distribute all proxy material furnished by the Fund to Participants and will vote Fund shares in accordance with instructions received from Participants. Insurer will vote Fund shares that are (a) not attributable to Participants or (b) attributable to Participants, but for which no instructions have been received, in the same proportion as Fund shares for which said instructions have been received from Participants. Insurer agrees that it will disregard Participant voting instructions only to the extent it would be permitted to do so pursuant to Rule 6e-3 (T)(b)(15)(iii) under the 1940 Act if the Contracts were variable life insurance policies subject to that rule. Other participating life insurance companies utilizing the Fund will be responsible for calculating voting privileges in a manner consistent with that of Insurer, as prescribed by this Section 10.


                         Section 11. Foreign Tax Credits


         The Adviser agrees to consult in advance with Insurer concerning any decision to elect or not to elect pursuant to Section 853 of the Code to pass through the benefit of any foreign tax credits to the Fund's shareholders.


                           Section 12. Indemnification


         12.1     Of Fund, Distributor and Adviser by Insurer.
         (a) Except to the extent provided in Sections 12.1(b) and 12.1(c), below, Insurer agrees to indemnify and hold harmless the Fund, Distributor and Adviser, each of their directors and officers, and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 12. 1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Insurer) or actions in respect thereof (including, to the extent reasonable, legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions are related to the sale, acquisition, or holding of the Fund's shares and:

         (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Separate Account's 1933 Act registration statement, the Separate Account
                  Prospectus, the Contracts or, to the extent prepared by Insurer or Contracts Distributor, sales literature or advertising for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this agreement to indemnify shall not apply as to any Indemnified
                  Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to Insurer or Contracts Distributor by or on behalf of the Fund, Distributor or Adviser for use in the Separate Account's 1933 Act
                  registration statement, the Separate Account Prospectus, the Contracts, or sales literature or advertising (or any amendment or supplement to any of the foregoing); or

         (ii) arise out of or as a result of any other statements or representations (other than statements or representations contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing, not supplied for use therein by or on behalf of Insurer or Contracts Distributor) or the negligent, illegal or fraudulent conduct of Insurer or Contracts Distributor or persons under their control (including, without limitation, their employees and "Associated Persons," as that term is defined in paragraph (m) of Article I of the NASD's By-Laws), in connection with the sale or distribution of the Contracts or Fund shares; or

         (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund, Adviser or Distributor by or on behalf of Insurer or Contracts Distributor for use in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund, or any amendment or supplement to any of the foregoing; or

         (iv) arise as a result of any failure by Insurer or Contracts Distributor to perform the obligations, provide the services and furnish the materials required of them under the terms of this Agreement.

         (b) Insurer shall not be liable under this Section 12.1 with respect to any losses, claims, damages, liabilities or actions to which an Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance by that Indemnified Party of its duties or by reason of that Indemnified Party's reckless disregard of obligations or duties under this Agreement or to Distributor or to the Fund.

         (c) Insurer shall not be liable under this Section 12.1 with respect to any action against an Indemnified Party unless the Fund, Distributor or Adviser shall have notified Insurer in writing within a reasonable time after the summons or other first legal process giving information of the nature of the action shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Insurer of any such action shall not relieve Insurer from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this Section 12. 1. In case any such action is brought against an Indemnified Party, Insurer shall be entitled to participate, at its own expense, in the defense of such action. Insurer also shall be entitled to assume the defense thereof, with counsel approved by the Indemnified Party named in the action, which approval shall not be unreasonably withheld. After notice from Insurer to such Indemnified Party of Insurer's election to assume the defense thereof, the Indemnified Party will cooperate fully with Insurer and shall bear the fees and expenses of any additional counsel retained by it, and Insurer will not be liable to such Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such Indemnified Party independently in connection with the defense thereof, other than reasonable costs of investigation.

         12.2   Indemnification of Insurer and Contracts Distributor by Adviser.
         (a) Except to the extent provided in Sections 12.2(d) and 12.2(e), below, Adviser agrees to indemnify and hold harmless Insurer and Contracts Distributor, each of their directors and officers, and each person, if any, who controls Insurer or Contracts Distributor within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this
Section  12.2)  against  any  and  all  losses,  claims,  damages,   liabilities
(including amounts paid in settlement with the written consent of Adviser) or actions in respect thereof (including, to the extent reasonable, legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions are related to the sale, acquisition, or holding of the Fund's shares and:

(i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Fund's 1933 Act registration statement, Fund Prospectus, sales literature or advertising of the Fund or, to the extent not prepared by Insurer or Contracts Distributor, sales literature or advertising for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided that this agreement to indemnify shall not apply as to any Indemnified
         Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to Distributor, Adviser or the Fund by or on behalf of Insurer or Contracts Distributor for use in the Fund's 1933 Act registration statement,
         Fund Prospectus, or in sales literature or advertising (or any amendment or supplement to any of the foregoing); or

         (ii) arise out of or as a result of any other statements or representations (other than statements or representations contained in the Separate Account's 1933 Act registration statement, Separate
                  Account Prospectus, sales literature or advertising for the Contracts, or any amendment or supplement to any of the foregoing, not supplied for use therein by or on behalf of Distributor,
                  Adviser, or the Fund) or the negligent, illegal or fraudulent conduct of the Fund, Distributor,
                  Adviser or persons under their control (including, without limitation, their employees and
                  Associated Persons), in connection with the sale or distribution of the Contracts or Fund shares;
                  or

         (iii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Separate Account's 1933 Act registration statement, Separate Account
                  Prospectus, sales literature or advertising covering the Contracts, or any amendment or supplement to any of the foregoing, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished to Insurer or Contracts Distributor by or on behalf of the Fund,
                  Distributor or Adviser for use in the Separate Account's 1933 Act registration statement,
                  Separate Account Prospectus, sales literature or advertising covering the Contracts, or any amendment or supplement to any of the foregoing; or

         (iv) arise as a result of any failure by the Fund, Adviser or Distributor to perform the obligations, provide the services and furnish the materials required of them under the terms of this Agreement;

         (b) Except to the extent provided in Sections 12.2(d) and 12.2(e) hereof, Adviser agrees to indemnify and hold harmless the Indemnified Parties from and against any and all losses, claims, damages, liabilities (including amounts paid in settlement thereof with, except as set forth in Section 12.2(c) below, the written consent of Adviser) or actions in respect thereof (including, to the extent reasonable, legal and other expenses) to which the Indemnified Parties may become subject directly or indirectly under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or actions directly or indirectly result from or arise out of the failure of any Portfolio to operate as a regulated investment company in compliance with (i) Subchapter M of the Code and regulations thereunder and (ii) Section 817(h) of the Code and regulations thereunder (except to the extent that such failure is caused by Insurer), including, without limitation, any income taxes and related penalties, rescission charges, liability under state law to Contract owners or Participants asserting liability against Insurer or Contracts Distributor pursuant to the Contracts, the costs of any ruling and closing agreement or other settlement with the Internal Revenue Service, and the cost of any substitution by Insurer of shares of another investment company or portfolio for those of any adversely affected Portfolio as a funding medium for the Separate Account that Insurer deems necessary or appropriate as a result of the noncompliance.

         (c) The written consent of Adviser referred to in Section 12.2(b) above shall not be required with respect to amounts paid in connection with any ruling and closing agreement or other settlement with the Internal Revenue Service.

         (d) Adviser shall not be liable under this Section 12.2 with respect to any losses, claims; damages, liabilities or actions to which an Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance by that Indemnified Party of its duties or by reason of such Indemnified Party's reckless disregard of its obligations and duties under this Agreement or to Insurer, Contracts Distributor or the Separate Account.

         (e) Adviser shall not be liable under this Section 12.2 with respect to any action against an Indemnified Party unless Insurer or Contracts Distributor shall have notified Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the action shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Adviser of any such action shall not relieve Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this Section 12.2. In case any such action is brought against an Indemnified Party, Adviser will be entitled to participate, at its own expense, in the defense of such action. Adviser also shall be entitled to assume the defense thereof (which shall include, without limitation, the conduct of any ruling request and closing agreement or other settlement proceeding with the Internal Revenue Service), with counsel approved by the Indemnified Party named in the action, which approval shall not be unreasonably withheld. After notice from Adviser to such Indemnified Party of Adviser's election to assume the defense thereof, the Indemnified Party will cooperate fully with Adviser and shall bear the fees and expenses of any additional counsel retained by it, and Adviser will not be liable to such Indemnified Party under this Agreement for any legal or other expenses subsequently incurred by such Indemnified Party independently in connection with the defense thereof, other than reasonable costs of investigation.

         12.3     Effect of Notice.
         Any notice given by the indemnifying Party to an Indemnified Party referred to in Section 12.1(c) or 12.2(e) above of participation in or control of any action by the indemnifying Party will in no event be deemed to be an admission by the indemnifying Party of liability, culpability or responsibility, and the indemnifying Party will remain free to contest liability with respect to the claim among the Parties or otherwise.


                           Section 13. Applicable Law


         This Agreement will be construed and the provisions hereof interpreted under and in accordance with New York law, without regard for that state's principles of conflict of laws.


                      Section 14. Execution in Counterparts


         This  Agreement  may  be  executed   simultaneously   in  two  or  more
counterparts, each of which taken together will constitute one and the same instrument.


                            Section 15. Severability


         If any provision of this Agreement is held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement will not be affected thereby.


                          Section 16. Rights Cumulative


         The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, that the Parties are entitled to under federal and state laws.


                Section 17. Restrictions on Sales of Fund Shares


         Insurer agrees that the Fund will be permitted (subject to the other terms of this

         Agreement) to make its shares available to separate accounts of other life insurance companies.


                              Section 18. Headings


         The Table of Contents and headings used in this Agreement are for purposes of reference only and shall not limit or define the meaning of the provisions of this Agreement.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers signing below.

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY


                                       By:
                                      Name:
                                     Title:


                    TRANSAMERICA SECURITIES SALES CORPORATION


                                       By:
                                      Name:
                                     Title:


                         ALLIANCE CAPITAL MANAGEMENT LP
                  By: Alliance Capital Management Corporation,
                               its General Partner


                                       By:
                                      Name:
                                     Title:


                        ALLIANCE FUND DISTRIBUTORS, INC.


                                       By:
                                      Name:
                                     Title:

                             PARTICIPATION AGREEMENT

                                      AMONG

                          MFS VARIABLE INSURANCE TRUST,

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                                       AND

                    MASSACHUSETTS FINANCIAL SERVICES COMPANY


         THIS AGREEMENT, made and entered into this ____ day of ____ 1997, by and among MFS VARIABLE INSURANCE TRUST, a Massachusetts business trust (the "Trust"), Transamerica Life Insurance and Annuity Company, a North Carolina corporation (the "Company") on its own behalf and on behalf of each of the segregated asset accounts of the Company set forth in Schedule A hereto, as may be amended from time to time (the "Accounts"), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation ("MFS").

         WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and its shares are registered or will be registered under the Securities Act of 1933, as amended (the "1933 Act");

         WHEREAS, shares of beneficial interest of the Trust are divided into several series of shares, each representing the interests in a particular managed pool of securities and other assets;

         WHEREAS, the series of shares of the Trust offered by the Trust to the Company and the Accounts are set forth on Schedule A attached hereto (each, a "Portfolio," and, collectively, the "Portfolios");

         WHEREAS, MFS is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities law, and is the Trust's investment adviser;

         WHEREAS, the Company will issue certain variable annuity and/or variable life insurance contracts (individually, the "Policy" or, collectively, the "Policies") which, if required by applicable law, will be registered under the 1933 Act;

         WHEREAS, the Accounts are duly organized, validly existing segregated asset accounts, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the aforesaid variable annuity and/or variable life insurance contracts that are allocated to the Accounts (the Policies and the Accounts covered by this Agreement, and each corresponding Portfolio covered by this Agreement in which the Accounts invest, is specified in Schedule A attached hereto as may be modified from time to time);

         WHEREAS, the Company has registered or will register the Accounts as unit investment trusts under the 1940 Act (unless exempt therefrom);

         WHEREAS, MFS Fund Distributors, Inc. (the "Underwriter") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD");

         WHEREAS, the company, the underwriter for the individual variable annuity and the variable life policies, is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of the NASD; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in one or more of the Portfolios specified in Schedule A attached hereto (the "Shares") on behalf of the Accounts to fund the Policies, and the Trust intends to sell such Shares to the Accounts at net asset value;

         NOW, THEREFORE, in consideration of their mutual promises, the Trust, MFS, and the Company agree as follows:


ARTICLE I.  SALE OF TRUST SHARES

         1.1. The Trust agrees to sell to the Company those Shares which the Accounts order (based on orders placed by Policy holders on that Business Day, as defined below) and which are available for purchase by such Accounts, executing such orders on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the order for the Shares. For purposes of this Section 1.1, the Company shall be the designee of the Trust for receipt of such orders from Policy owners and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives notice of such orders by 9:30 a.m. New York time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC.

         1.2. The Trust agrees to make the Shares available indefinitely for purchase at the applicable net asset value per share by the Company and the Accounts on those days on which the Trust calculates its net asset value pursuant to rules of the SEC and the Trust shall calculate such net asset value on each day which the NYSE is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Trust (the "Board") may refuse to sell any Shares to the Company and the Accounts, or suspend or terminate the offering of the Shares if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interest of the Shareholders of such Portfolio.

         1.3. The Trust and MFS agree that the Shares will be sold only to insurance companies which have entered into participation agreements with the Trust and MFS (the "Participating Insurance Companies") and their separate accounts, qualified pension and retirement plans and MFS or its affiliates. The Trust and MFS will not sell Trust shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles III and VII of this Agreement is in effect to govern such sales. The Company will not resell the Shares except to the Trust or its agents.

         1.4. The Trust agrees to redeem for cash, on the Company's request, any full or fractional Shares held by the Accounts (based on orders placed by Policy owners on that Business Day), executing such requests on a daily basis at the net asset value next computed after receipt by the Trust or its designee of the request for redemption. For purposes of this Section 1.4, the Company shall be the designee of the Trust for receipt of requests for redemption from Policy owners and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives notice of such request for redemption by 9:30 a.m.
         New York time on the next following Business Day.

         1.5. Each purchase, redemption and exchange order placed by the Company shall be placed separately for each Portfolio and shall not be netted with respect to any Portfolio. However, with respect to payment of the purchase price by the Company and of redemption proceeds by the Trust, the Company and the Trust shall net purchase and redemption orders with respect to each Portfolio and shall transmit one net payment for all of the Portfolios in accordance with Section 1.6 hereof.

         1.6. In the event of net purchases, the Company shall pay for the Shares by 2:00 p.m. New York time on the next Business Day after an order to purchase the Shares is made in accordance with the provisions of Section 1.1. hereof. In the event of net redemptions, the Trust shall pay the redemption proceeds by 2:00 p.m. New York time on the next Business Day after an order to redeem the shares is made in accordance with the provisions of Section 1.4. hereof. All such payments shall be in federal funds transmitted by wire.

         1.7. Issuance and transfer of the Shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. The Shares ordered from the Trust will be recorded in an appropriate title for the Accounts or the appropriate subaccounts of the Accounts.

         1.8. The Trust shall furnish same day notice (by wire or telephone followed by written confirmation) to the Company of any dividends or capital gain distributions payable on the Shares. The Company hereby elects to receive all such dividends and distributions as are payable on a Portfolio's Shares in additional Shares of that Portfolio. The Trust shall notify the Company of the number of Shares so issued as payment of such dividends and distributions.

         1.9. The Trust or its custodian shall make the net asset value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:30 p.m. New York time. In the event that the Trust is unable to meet the 6:30 p.m. time stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of Shares. Such additional time shall be equal to the additional time which the Trust takes to make the net asset value available to the Company. If the Trust provides materially incorrect share net asset value information, the Trust shall make an adjustment to the number of shares purchased or redeemed for the Accounts to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported promptly upon discovery to the Company.


ARTICLE II.  CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS

         2.1. The Company represents and warrants that the Policies are or will be registered under the 1933 Act or are exempt from or not subject to registration thereunder, and that the Policies will be issued, sold, and distributed in compliance in all material respects with all applicable state and federal laws, including without limitation the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account as a segregated asset account under applicable law and has registered or, prior to any issuance or sale of the Policies, will register the Accounts as unit investment trusts in accordance with the provisions of the 1940 Act (unless exempt therefrom) to serve as segregated investment accounts for the Policies, and that it will maintain such registration for so long as any Policies are outstanding. The Company shall amend the registration statements under the 1933 Act for the Policies and the registration statements under the 1940 Act for the Accounts from time to time as required in order to effect the continuous offering of the Policies or as may otherwise be required by applicable law. The Company shall register and qualify the Policies for sales in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.

         2.2. The Company represents and warrants that the Policies are currently and at the time of issuance will be treated as life insurance, endowment or annuity contract under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), that it will maintain such treatment and that it will notify the Trust or MFS immediately upon having a reasonable basis for believing that the Policies have ceased to be so treated or that they might not be so treated in the future.

         2.3. The Company represents and warrants that Transamerica Securities Sales Corporation, the underwriter for the individual variable annuity and the variable life policies, is a member in good standing of the NASD and is a registered broker-dealer with the SEC. The Company represents and warrants that the Company and American National will sell and distribute such policies in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

         2.4. The Trust and MFS represent and warrant that the Shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of The Commonwealth of Massachusetts and all applicable federal and state securities laws and that the Trust is and shall remain registered under the 1940 Act. The Trust shall amend the registration statement for its Shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its Shares. The Trust shall register and qualify the Shares for sale in accordance with the laws of the various states only if and to the extent deemed necessary by the Trust.

         2.5. MFS represents and warrants that the Underwriter is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. The Trust and MFS represent that the Trust and the Underwriter will sell and distribute the Shares in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

         2.6. The Trust represents that it is lawfully organized and validly existing under the laws of The Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and any applicable regulations thereunder.

         2.7. MFS represents and warrants that it is and shall remain duly registered under all applicable federal securities laws and that it shall perform its obligations for the Trust in compliance in all material respects with any applicable federal securities laws and with the securities laws of The Commonwealth of Massachusetts. MFS represents and warrants that it is not subject to state securities laws other than the securities laws of The Commonwealth of Massachusetts and that it is exempt from registration as an investment adviser under the securities laws of The Commonwealth of Massachusetts.

         2.8. No less frequently than annually, the Company shall submit to the Board such reports, material or data as the Board may reasonably request so that it may carry out fully the obligations imposed upon it by the conditions contained in the exemptive application pursuant to which the SEC has granted exemptive relief to permit mixed and shared funding (the "Mixed and Shared Funding Exemptive Order").


ARTICLE III.  PROSPECTUS AND PROXY STATEMENTS; VOTING

         3.1. At least annually, the Trust or its designee shall provide the Company, free of charge, with as many copies of the current prospectus (describing only the Portfolios listed in Schedule A hereto) for the Shares as the Company may reasonably request for distribution to existing Policy owners whose Policies are funded by such Shares. The Trust or its designee shall provide the Company, at the Company's expense, with as many copies of the current prospectus for the Shares as the Company may reasonably request for distribution to prospective purchasers of Policies. If requested by the Company in lieu thereof, the Trust or its designee shall provide such documentation (including a "camera ready" copy of the new prospectus as set in type or, at the request of the Company, as a diskette in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once each year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Policies and the prospectus for the Shares printed together in one document; the expenses of such printing to be apportioned between (a) the Company and (b) the Trust or its designee in proportion to the number of pages of the Policy and Shares' prospectuses, taking account of other relevant factors affecting the expense of printing, such as covers, columns, graphs and charts; the Trust or its designee to bear the cost of printing the Shares' prospectus portion of such document for distribution to owners of existing Policies funded by the Shares and the Company to bear the expenses of printing the portion of such document relating to the Accounts; provided, however, that the Company shall bear all printing expenses of such combined documents where used for distribution to prospective purchasers or to owners of existing Policies not funded by the Shares. In the event that the Company requests that the Trust or its designee provides the Trust's prospectus in a "camera ready" or diskette format, the Trust shall be responsible for providing the prospectus in the format in which it or MFS is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format (e.g., typesetting expenses), and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectuses.

         3.2. The prospectus for the Shares shall state that the statement of additional information for the Shares is available from the Trust or its designee. The Trust or its designee, at its expense, shall print and provide such statement of additional information to the Company (or a master of such statement suitable for duplication by the Company) for distribution to any owner of a Policy funded by the Shares. The Trust or its designee, at the Company's expense, shall print and provide such statement to the Company (or a master of such statement suitable for duplication by the Company) for distribution to a prospective purchaser who requests such statement or to an owner of a Policy not funded by the Shares.

         3.3. The Trust or its designee shall provide the Company free of charge copies, if and to the extent applicable to the Shares, of the Trust's proxy materials, reports to Shareholders and other communications to Shareholders in such quantity as the Company shall reasonably require for distribution to Policy owners.

         3.4. Notwithstanding the provisions of Sections 3.1, 3.2, and 3.3 above, or of Article V below, the Company shall pay the expense of printing or providing documents to the extent such cost is considered a distribution expense. Distribution expenses would include by way of illustration, but are not limited to, the printing of the Shares' prospectus or prospectuses for distribution to prospective purchasers or to owners of existing Policies not funded by such Shares.

         3.5. The Trust hereby notifies the Company that it may be appropriate to include in the prospectus pursuant to which a Policy is offered disclosure regarding the potential risks of mixed and shared funding.

         3.6.     If and to the extent required by law, the Company shall:

                  (a)      solicit voting instructions from Policy owners;

                  (b) vote the Shares in accordance with instructions received from Policy owners; and

                  (c) vote the Shares for which no instructions have been received in the same proportion as the Shares of such Portfolio for which instructions have been received from Policy owners;

         so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contract owners. The Company will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Shares held for such Policy owners. The Company reserves the right to vote shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts holding Shares calculates voting privileges in the manner required by the Mixed and Shared Funding Exemptive Order. The Trust and MFS will notify the Company of any changes of interpretations or amendments to the Mixed and Shared Funding Exemptive Order.


ARTICLE IV.  SALES MATERIAL AND INFORMATION

         4.1. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee, each piece of sales literature or other promotional material in which the Trust, MFS, any other investment adviser to the Trust, or any affiliate of MFS are named, at least three
         (3) Business Days prior to its use. No such material shall be used if the Trust, MFS, or their respective designees reasonably objects to such use within three (3) Business Days after receipt of such material.

         4.2. The Company shall not give any information or make any representations or statement on behalf of the Trust, MFS, any other investment adviser to the Trust, or any affiliate of MFS or concerning the Trust or any other such entity in connection with the sale of the Policies other than the information or representations contained in the registration statement, prospectus or statement of additional information for the Shares, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports or proxy statements for the Trust, or in sales literature or other promotional material approved by the Trust, MFS or their respective designees, except with the permission of the Trust, MFS or their respective designees. The Trust, MFS or their respective designees each agrees to respond to any request for approval on a prompt and timely basis. The Company shall adopt and implement procedures reasonably designed to ensure that information concerning the Trust, MFS or any of their affiliates which is intended for use only by brokers or agents selling the Policies (i.e., information that is not intended for distribution to Policy owners or prospective Policy owners) is so used, and neither the Trust, MFS nor any of their affiliates shall be liable for any losses, damages or expenses relating to the improper use of such broker only materials.

         4.3. The Trust or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or the Accounts is named, at least three (3) Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within three (3) Business Days after receipt of such material.

         4.4. The Trust and MFS shall not give, and agree that the Underwriter shall not give, any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Policies in connection with the sale of the Policies other than the information or representations contained in a registration statement, prospectus, or statement of additional information for the Policies, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports for the Accounts, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company. The Company or its designee agrees to respond to any request for approval on a prompt and timely basis. The parties hereto agree that this Section 4.4. is neither intended to designate nor otherwise imply that MFS is an underwriter or distributor of the Policies.

         4.5. The Company and the Trust (or its designee in lieu of the Company or the Trust, as appropriate) will each provide to the other at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Policies, or to the Trust or its Shares, prior to or contemporaneously with the filing of such document with the SEC or other regulatory authorities. The Company and the Trust shall also each promptly inform the other of the results of any examination by the SEC (or other regulatory authorities) that relates to the Policies, the Trust or its Shares, and the party that was the subject of the examination shall provide the other party with a copy of relevant portions of any "deficiency letter" or other correspondence or written report regarding any such examination.

         4.6. The Trust and MFS will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Portfolio, and of any material change in the Trust's registration statement, particularly any change resulting in change to the registration statement or prospectus or statement of additional information for any Account. The Trust and MFS will cooperate with the Company so as to enable the Company to solicit proxies from Policy owners or to make changes to its prospectus, statement of additional information or registration statement, in an orderly manner. The Trust and MFS will make reasonable efforts to attempt to have changes affecting Policy prospectuses become effective simultaneously with the annual updates for such prospectuses.

         4.7. For purpose of this Article IV and Article VIII, the phrase "sales literature or other promotional material" includes but is not limited to advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), and sales literature (such as brochures, circulars, reprints or excerpts or any other advertisement, sales literature, or published articles), distributed or made generally available to customers or the public, educational or training materials or communications distributed or made generally available to some or all agents or employees.


ARTICLE V.  FEES AND EXPENSES

         5.1. The Trust shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to the Trust, except that if the Trust or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution and Shareholder servicing expenses, then, subject to obtaining any required exemptive orders or regulatory approvals, the Trust may make payments to the Company or to the underwriter for the Policies if and in amounts agreed to by the Trust in writing. Each party, however, shall, in accordance with the allocation of expenses specified in Articles III and V hereof, reimburse other parties for expenses initially paid by one party but allocated to another party. In addition, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust and/or to the Accounts.

         5.2. The Trust or its designee shall bear the expenses for the cost of registration and qualification of the Shares under all applicable federal and state laws, including preparation and filing of the Trust's registration statement, and payment of filing fees and registration fees; preparation and filing of the Trust's proxy materials and reports to Shareholders; setting in type and printing its prospectus and statement of additional information (to the extent provided by and as determined in accordance with Article III above); setting in type and printing the proxy materials and reports to Shareholders (to the extent provided by and as determined in accordance with Article III above); the preparation of all statements and notices required of the Trust by any federal or state law with respect to its Shares; all taxes on the issuance or transfer of the Shares; and the costs of distributing the Trust's prospectuses and proxy materials to owners of Policies funded by the Shares and any expenses permitted to be paid or assumed by the Trust pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act. The Trust shall not bear any expenses of marketing the Policies.

         5.3. The Company shall bear the expenses of distributing the Shares' prospectus or prospectuses in connection with new sales of the Policies and of distributing the Trust's Shareholder reports to Policy owners. The Company shall bear all expenses associated with the registration, qualification, and filing of the Policies under applicable federal securities and state insurance laws; the cost of preparing, printing and distributing the Policy prospectus and statement of additional information; and the cost of preparing, printing and distributing annual individual account statements for Policy owners as required by state insurance laws.


ARTICLE VI.  DIVERSIFICATION AND RELATED LIMITATIONS

         6.1. The Trust and MFS represent and warrant that each Portfolio of the Trust will meet the diversification requirements of Section 817 (h) (1) of the Code and Treas. Reg. 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, as they may be amended from time to time (and any revenue rulings, revenue procedures, notices, and other published announcements of the Internal Revenue Service interpreting these sections), as if those requirements applied directly to each such Portfolio.

         6.2. The Trust and MFS represent that each Portfolio will elect to be qualified as a Regulated Investment Company under Subchapter M of the Code and that they will maintain such qualification (under Subchapter M or any successor or similar provision).


ARTICLE VII.  POTENTIAL MATERIAL CONFLICTS

         7.1. The Trust agrees that the Board, constituted with a majority of disinterested trustees, will monitor each Portfolio of the Trust for the existence of any material irreconcilable conflict between the interests of the variable annuity contract owners and the variable life insurance policy owners of the Company and/or affiliated companies ("contract owners") investing in the Trust. The Board shall have the sole authority to determine if a material irreconcilable conflict exists, and such determination shall be binding on the Company only if approved in the form of a resolution by a majority of the Board, or a majority of the disinterested trustees of the Board. The Board will give prompt notice of any such determination to the Company.

         7.2. The Company agrees that it will be responsible for assisting the Board in carrying out its responsibilities under the conditions set forth in the Trust's exemptive application pursuant to which the SEC has granted the Mixed and Shared Funding Exemptive Order by providing the Board, as it may reasonably request, with all information necessary for the Board to consider any issues raised and agrees that it will be responsible for promptly reporting any potential or existing conflicts of which it is aware to the Board including, but not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded. The Company also agrees that, if a material irreconcilable conflict arises, it will at its own cost remedy such conflict up to and including (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting to a vote of all affected contract owners whether to withdraw assets from the Trust or any Portfolio and reinvesting such assets in a different investment medium and, as appropriate, segregating the assets attributable to any appropriate group of contract owners that votes in favor of such segregation, or offering to any of the affected contract owners the option of segregating the assets attributable to their contracts or policies, and (b) establishing a new registered management investment company and segregating the assets underlying the Policies, unless a majority of Policy owners materially adversely affected by the conflict have voted to decline the offer to establish a new registered management investment company.

         7.3. A majority of the disinterested trustees of the Board shall determine whether any proposed action by the Company adequately remedies any material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, the Company will withdraw from investment in the Trust each of the Accounts designated by the disinterested trustees and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required to remedy any such material irreconcilable conflict as determined by a majority of the disinterested trustees of the Board.

         7.4. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then
         (a) the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rule 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1, 7.2,
         7.3 and 7.4 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.  INDEMNIFICATION

         8.1.     Indemnification by the Company

                  The Company agrees to indemnify and hold harmless the Trust, MFS, any affiliates of MFS, and each of their respective directors/trustees, officers and each person, if any, who controls the Trust or MFS within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section
         8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

                  (a) arise out of or are based upon any untrue statement or alleged untrue statement of any material  fact  contained  in the  registration
statement,  prospectus  or  statement  of
                           additional  information for the Policies or contained
 in the Policies or sales  literature
                           or other  promotional  material for the Policies (or
 any amendment or supplement to any of
                           the foregoing),  or arise out of or are based upon
the omission or the alleged omission to
                           state  therein a material  fact  required to be
stated  therein or  necessary  to make the
                           statements  therein not  misleading  provided that
 this  agreement to indemnify  shall not
                                                                --------
                           apply as to any Indemnified  Party if such statement
 or omission or such alleged statement
                           or omission  was made in  reasonable  reliance  upon
 and in  conformity  with  information
                           furnished  to the  Company or its  designee by or on
 behalf of the Trust or MFS for use in
                           the  registration  statement,  prospectus or
statement of additional  information  for the
                           Policies or in the  Policies or sales  literature
 or other  promotional  material (or any
                           amendment or supplement) or otherwise for use in
connection  with the sale of the Policies
                           or Shares; or

                  (b) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Trust not supplied by the Company or its designee, or persons under its control and on which the Company has reasonably relied) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

                  (c) arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Trust, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Trust by or on behalf of the Company; or

                  (d) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

                  (e) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement;

       as limited by and in accordance with the provisions of this Article VIII.


         8.2.     Indemnification by the Trust

                  The Trust agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this
         Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

(a) arise out of or are based upon any untrue statement or alleged untrue statement of any material  fact  contained  in  the  registration  statement,
prospectus,   statement  of
         additional information or sales literature or other promotional material of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, provided that

              --------
         this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Trust, MFS, the Underwriter or their respective designees by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Trust or in sales literature or other promotional material for the Trust (or any amendment or supplement)
         or otherwise for use in connection with the sale of the Policies or Shares; or

                  (b) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material for the Policies not supplied by the Trust, MFS, the Underwriter or any of their respective designees or persons under their respective control and on which any such entity has reasonably relied) or wrongful conduct of the Trust or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

                  (c) arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement,  prospectus,
 statement of additional information,
                           or sales  literature  or other  promotional
 literature of the Accounts or relating to the
                           Policies,  or any  amendment  thereof or  supplement
  thereto,  or the omission or alleged
                           omission to state therein a material  fact  required
to be stated  therein or necessary to
                           make the statement or statements  therein not
 misleading,  if such  statement or omission
                           was made in  reliance  upon  information  furnished

 to the Company by or on behalf of the
                           Trust, MFS or the Underwriter; or

                  (d) arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements specified in Article VI of this Agreement) or arise out of or result from any other material breach of this Agreement by the Trust; or

                  (e) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate; or

                  (f) arise as a result of any failure by the Trust to provide the services and furnish the materials under the terms of the Agreement;

      as limited by and in accordance with the provisions of this Article VIII.

         8.3. In no event shall the Trust be liable under the indemnification provisions contained in this Agreement to any individual or entity, including without limitation, the Company, or any Participating
         Insurance Company or any Policy holder, with respect to any losses, claims, damages, liabilities or expenses that arise out of or result from (i) a breach of any representation, warranty, and/or covenant made by the Company hereunder or by any Participating Insurance Company under an agreement containing substantially similar representations, warranties and covenants; (ii) the failure by the Company or any Participating Insurance Company to maintain its segregated asset account (which invests in any Portfolio) as a legally and validly established segregated asset account under applicable state law and as a duly registered unit investment trust under the provisions of the 1940 Act (unless exempt therefrom); or (iii) the failure by the Company or any Participating Insurance Company to maintain its variable annuity and/or variable life insurance contracts (with respect to which any Portfolio serves as an underlying funding vehicle) as life insurance, endowment or annuity contracts under applicable provisions of the Code.

         8.4. Neither the Company nor the Trust shall be liable under the indemnification provisions contained in this Agreement with respect to any losses, claims, damages, liabilities or expenses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, willful misconduct, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

         8.5.  Promptly after receipt by an Indemnified Party under this Section
         8.5. of notice of commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise than under this section. In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such Indemnified Party. After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.

         8.6. Each of the parties agrees promptly to notify the other parties of the commencement of any litigation or proceeding against it or any of its respective officers, directors, trustees, employees or 1933 Act control persons in connection with the Agreement, the issuance or sale of the Policies, the operation of the Accounts, or the sale or acquisition of Shares.

         8.7. A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this
         Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.


ARTICLE IX.  APPLICABLE LAW

         9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

         9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  NOTICE OF FORMAL PROCEEDINGS

       The Trust, MFS, and the Company agree that each such party shall promptly notify the other parties to this Agreement, in writing, of the institution of any formal proceedings brought against such party or its designees by the NASD, the SEC, or any insurance department or any other regulatory body regarding such party's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares.


ARTICLE XI.  TERMINATION

         11.1. This Agreement shall terminate with respect to the Accounts, or one, some, or all Portfolios:

                  (a) at the option of any party upon six (6) months' advance written notice to the other parties; or

(b) at the option of the Company to the extent that the Shares of Portfolios are not reasonably available to meet the requirements of the Policies or are not "appropriate funding vehicles" for the Policies, as reasonably determined by the Company. Without limiting the generality of the foregoing, the Shares of a Portfolio would not be
         "appropriate   funding   vehicles"  if,  for  example,   such  Shares
 did  not  meet  the
         diversification or other requirements referred to in Article VI hereof; or if the Company would be permitted to disregard Policy owner voting instructions pursuant to Rule 6e-2 or
         6e-3(T) under the 1940 Act. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the Trust by the Company; or

                  (c) at the option of the Trust or MFS upon institution of formal proceedings against the Company by the NASD, the SEC, or any insurance department or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares; or

                  (d) at the option of the Company upon institution of formal proceedings against the Trust by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or MFS' duties under this Agreement or related to the sale of the Shares; or

                  (e) at the option of the Company, the Trust or MFS upon receipt of any necessary regulatory approvals and/or the vote of the Policy owners having an interest in the Accounts (or any subaccounts) to substitute the shares of another investment company for the corresponding Portfolio Shares in accordance with the terms of the Policies for which those Portfolio Shares had been selected to serve as the underlying investment media. The Company will give thirty (30) days' prior written notice to the Trust of the Date of any proposed vote or other action taken to replace the Shares; or

                  (f) termination by either the Trust or MFS by written notice to the Company, if either one or both of the Trust or MFS respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (g) termination by the Company by written notice to the Trust and MFS, if the Company shall determine, in its sole judgment exercised in good faith, that the Trust or MFS has suffered a material adverse change in this business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (h) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or

                  (i) upon assignment of this Agreement, unless made with the written consent of the parties hereto.

         11.2. The notice shall specify the Portfolio or Portfolios, Policies and, if applicable, the Accounts as to which the Agreement is to be terminated.

         11.3. It is understood and agreed that the right of any party hereto to terminate this Agreement pursuant to Section 11.1(a) may be exercised for cause or for no cause.

         11.4. Except as necessary to implement Policy owner initiated transactions, or as required by state insurance laws or regulations, the Company shall not redeem the Shares attributable to the Policies (as opposed to the Shares attributable to the Company's assets held in the Accounts), and the Company shall not prevent Policy owners from allocating payments to a Portfolio that was otherwise available under the Policies, until thirty (30) days after the Company shall have notified the Trust of its intention to do so.

         11.5. Notwithstanding any termination of this Agreement, the Trust and MFS shall, at the option of the Company, continue to make available additional shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Policies in effect on the
         effective   date  of  termination  of  this  Agreement  (the  "Existing
         Policies"), except as otherwise provided under Article VII of this Agreement. Specifically, without limitation, the owners of the Existing Policies shall be permitted to transfer or reallocate investment under the Policies, redeem investments in any Portfolio and/or invest in the Trust upon the making of additional purchase payments under the Existing Policies.


ARTICLE XII.  NOTICES

       Any notice shall be sufficiently given when sent by registered or certified mail, overnight courier or facsimile to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

         If to the Trust:

                  MFS Variable Insurance Trust
                  500 Boylston Street
                  Boston, Massachusetts  02116
                  Facsimile No.: (617) 954-6624
                  Attn:  Stephen E. Cavan, Secretary

         If to the Company:




                  Facsimile No.:
                  Attn:

         If to MFS:

                  Massachusetts Financial Services Company
                  500 Boylston Street
                  Boston, Massachusetts  02116
                  Facsimile No.: (617) 954-6624
                  Attn:  Stephen E. Cavan, General Counsel


ARTICLE XIII.  MISCELLANEOUS

         13.1. Subject to the requirement of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Policies and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement or as otherwise required by applicable law or regulation, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as it may come into the public domain.

         13.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         13.3. This Agreement may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument.

         13.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         13.5. The Schedule attached hereto, as modified from time to time, is incorporated herein by reference and is part of this Agreement.

         13.6. Each party hereto shall cooperate with each other party in connection with inquiries by appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) relating to this Agreement or the transactions contemplated hereby.

         13.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

         13.8. A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The Company acknowledges that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. The Company further acknowledges that the assets and liabilities of each Portfolio are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the Portfolio on whose behalf the Trust has executed this instrument. The Company also agrees that the obligations of each Portfolio hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the Company agrees not to proceed against any Portfolio for the obligations of another Portfolio.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified above.


                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY
                           By its authorized officer,

                       By: _______________________________

                       Title: ____________________________



            MFS VARIABLE INSURANCE TRUST, on behalf of the Portfolios
                 By its authorized officer and not individually,

                       By: _______________________________

                       Title: ____________________________


                    MASSACHUSETTS FINANCIAL SERVICES COMPANY
                           By its authorized officer,

                       By: _______________________________

                       Title: ____________________________

                           As of ____________________




                                   SCHEDULE A


                        ACCOUNTS, POLICIES AND PORTFOLIOS
                     SUBJECT TO THE PARTICIPATION AGREEMENT





-------------------------------------------- =================================
               Name of Separate
                   Account                                  Portfolios
                                                      Applicable to Policies

-------------------------------------------- ===============================
Separate Account VA-6                        MFS Emerging Growth





-------------------------------------------- ---------------------------

34



                             PARTICIPATION AGREEMENT

                                  By and Among

                             OCC ACCUMULATION TRUST

                                       And

                 TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

                                       And

                                OCC DISTRIBUTORS


                  THIS AGREEMENT, made and entered into this day of _________ 199_ by and among Transamerica Life Insurance and Annuity Company, a North Carolina Corporation (hereinafter the "Company"), on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to this Agreement, as may be amended from time to time (each account referred to as the "Account"), OCC ACCUMULATION TRUST, an open-end diversified management investment company organized under the laws of the State of Massachusetts (hereinafter the "Fund") and OCC DISTRIBUTORS, a Delaware general partnership (hereinafter the "Underwriter").
                  WHEREAS, the Fund engages in business as an open-end diversified, management investment company and was established for the purpose of serving as the investment vehicle for separate accounts established for variable life insurance contracts and variable annuity contracts to be offered by insurance companies which have entered into participation agreements substantially identical to this Agreement (hereinafter "Participating Insurance Companies"); and
                  WHEREAS, beneficial interests in the Fund are divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets (the "Portfolios"); and
                  WHEREAS, the Fund has obtained an order from the Securities & Exchange Commission (alternatively referred to as the "SEC" or the "Commission"), dated February 22, 1995 (File No. 812-9290), granting Participating Insurance Companies and variable annuity separate accounts and variable life insurance separate accounts relief from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity separate accounts and variable life insurance separate accounts of both affiliated and unaffiliated Participating Insurance Companies and qualified pension and retirement plans (hereinafter the "Mixed and Shared Funding Exemptive Order");and
                  WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and
                  WHEREAS, the Company has registered or will register certain variable annuity contracts (the "Contracts") under the 1933 Act; and
                  WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company under the insurance laws of the State of North Carolina, to set aside and invest assets attributable to the Contracts; and
                  WHEREAS, the Company has registered the Account as a unit investment trust under the 1940 Act;
and
                  WHEREAS, the Underwriter is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD"); and
                  WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios named in Schedule 2 on behalf of the Account to fund the Contracts and the Underwriter is authorized to sell such shares to unit investment trusts such as the Account at net asset value;
                  NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:

ARTICLE I.   Sale of Fund Shares
                  1.1.  The  Underwriter  agrees  to sell to the  Company  those shares of the Fund which the Company orders on behalf of the Account, executing such orders on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its agent of the order for the shares of the Fund. For purposes of this Section 1.1, the Company shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 10:00 a.m. Eastern Time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.
                  1.2.  The  Company  shall  pay for  Fund  shares  on the  next
Business Day after it places an order to purchase Fund shares in accordance with
Section 1.1 hereof. Payment shall be in federal funds transmitted by wire.
                  1.3. The Fund agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by Participating Insurance Companies and their separate accounts on those days on which the Fund calculates its net asset value pursuant to rules of the SEC; provided, however, that the Board of Trustees of the Fund (hereinafter the "Directors") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Directors, acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of any Portfolio.
                  1.4.  The Fund and the  Underwriter  agree that  shares of the
Fund will be sold only to Participating Insurance Companies and their separate accounts, qualified pension and retirement plans or such other persons as are permitted under applicable provisions of the Internal Revenue Code of 1986, as amended, (the "Internal Revenue Code"), and regulations promulgated thereunder, the sale to which will not impair the tax treatment currently afforded the contracts. No shares of any Portfolio will be sold to the general public.
                  1.5. The Fund and the Underwriter will not sell Fund shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, III, V, and VII of this Agreement are in effect to govern such sales. The Fund shall make available upon written request from the Company (i) a list of all other Participating Insurance Companies and (ii) a copy of the Participation Agreement executed by any other Participating Insurance Company.
                  1.6.  The Fund agrees to redeem for cash,  upon the  Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Fund or its agent of the request for redemption. For purposes of this Section 1.6, the Company shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided the Fund receives notice of request for redemption by 10:00 a.m. Eastern Time on the next following Business Day. Payment shall be in federal funds transmitted by wire to the Company's account as designated by the Company in writing from time to time, on the same Business Day the Fund receives notice of the redemption order from the Company except that the Fund reserves the right to delay payment of redemption proceeds, but in no event may such payment be delayed longer than the period permitted under Section 22(e) of the 1940 Act. Neither the Fund nor the Underwriter shall bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds; the Company alone shall be responsible for such action. If notification of redemption is received after 10:00 a.m. Eastern Time, payment for redeemed shares will be made on the next following Business Day.
                  1.7.  The Company  agrees to purchase and redeem the shares of the Portfolios named in Schedule 2 offered by the then current prospectus of the Fund in accordance with the provisions of such prospectus. The Company agrees that all net amounts available under the Contracts shall be invested in the Fund, or in the Company's general account; provided that such amounts may also be invested in an investment company other than the Fund if (a) such other investment company, or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Portfolios of the Fund named in Schedule 2; or (b) the Company gives the Fund and the Underwriter 45 days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or
(c) such other investment company was available as a funding vehicle for the Contracts prior to the date of this Agreement and the Company so informs the Fund and Underwriter prior to their signing this Agreement; or (d) the Fund or Underwriter consents in writing to the use of such other investment company.
                  1.8.  Issuance  and  transfer of the Fund's  shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Purchase and redemption orders for Fund shares will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.
                  1.9.  The Fund  shall  furnish  notice  as soon as  reasonably practicable to the Company of any income, dividends or capital gain distributions payable on the Fund's shares. The Company hereby elects to receive all such dividends and distributions as are payable on the Portfolio shares in the form of additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such dividends and distributions in cash. The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions.
                  1.10.  The Fund shall  make the net asset  value per share for each Portfolio available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 5:30 p.m., Eastern Time, each business day.

ARTICLE II.  Representations and Warranties
                  2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act and that the Contracts will be issued and sold in compliance with all applicable federal and state laws. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account as a segregated asset account under applicable state law and has registered each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as segregated investment accounts for the Contracts, and that it will maintain such registration for so long as any Contracts are outstanding. The Company shall amend the registration statement under the 1933 Act for the Contracts and the registration statement under the 1940 Act for the Account from time to time as required in order to effect the continuous offering of the Contracts or as may otherwise be required by applicable law. The Company shall register and qualify the Contracts for sale in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.
                  2.2. The Company represents that it believes that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Internal Revenue Code and that it will make every effort to maintain such treatment and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.
                  2.3. The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act and duly authorized for issuance in accordance with applicable law and that the Fund is and shall remain registered under the 1940 Act for as long as the Fund shares are sold. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter.
                  2.4. The Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code, and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.
                  2.5. The Fund represents that its investment objectives, policies and restrictions comply with applicable state investment laws as they may apply to the Fund. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws and regulations of any state. The Company alone shall be responsible for informing the Fund of any insurance restrictions imposed by state insurance laws which are applicable to the Fund. To the extent feasible and consistent with market conditions, the Fund will adjust its investments to comply with the aforementioned state insurance laws upon written notice from the Company of such requirements and proposed adjustments, it being agreed and understood that in any such case the Fund shall be allowed a reasonable period of time under the circumstances after receipt of such notice to make any such adjustment.
                  2.6. The Fund currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act or otherwise, although it may make such payments in the future. To the extent that it decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board of Trustees, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.
                  2.7. The Underwriter represents and warrants that it is a member in good standing of the National Association of Securities Dealers, Inc., ("NASD") and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute the Fund shares in accordance with all applicable federal and state securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.
                  2.8. The Fund represents that it is lawfully organized and validly existing under the laws of Massachusetts and that it does and will comply with applicable provisions of the 1940 Act.
                  2.9. The Underwriter represents and warrants that the Fund's Adviser, OpCap Advisors, is and shall remain duly registered under all applicable federal and state securities laws and that the Adviser will perform its obligations to the Fund in accordance with the laws of Massachusetts and any applicable state and federal securities laws.
                  2.10. The Fund and Underwriter represent and warrant that all of their directors, officers, employees, investment advisers, and other individuals/entities having access to the funds and/or securities of the Fund are and continue to be at all times covered by a blanket fidelity bond or similar  coverage  for the  benefit  of the Fund in an amount  not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid Bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company.
                  2.11. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, in an amount not less than $5 million. The aforesaid includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

ARTICLE III.  Prospectuses and Proxy Statements; Voting
                  3.1. The Underwriter shall provide the Company, at the Company's expense, with as many copies of the Fund's current prospectus as the Company may reasonably request for use with prospective contractowners and applicants. The Underwriter shall print and distribute, at the Fund's or Underwriter's expense, as many copies of said prospectus as necessary for distribution to existing contractowners or participants. If requested by the Company in lieu thereof, the Fund shall provide such documentation including a final copy of a current prospectus set in type at the Fund's expense and other assistance as is reasonably necessary in order for the Company at least annually (or more frequently if the Fund prospectus is amended more frequently) to have the new prospectus for the Contracts and the Fund's new prospectus printed together in one document. In such case the Fund shall bear its share of expenses as described above.
                  3.2. The Fund's prospectus shall state that the Statement of Additional Information for the Fund is available from the Underwriter or alternatively from the Company (or, in the Fund's discretion, the Prospectus shall state that such Statement is available from the Fund), and the Underwriter (or the Fund) shall provide such Statement, at its expense, to the Company and to any owner of or participant under a Contract who requests such Statement or, at the Company's expense, to any prospective contractowner and applicant who requests such statement.
                  3.3. The Fund, at its expense, shall provide the Company with copies of its proxy material, if any, reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonably require and shall bear the costs of distributing them to existing contractowners or participants.
                  3.4.  If and to the extent required by law the Company shall:
 (i)        solicit voting instructions from contractowners or participants;

 (ii) vote the Fund shares held in the Account in accordance with instructions received from contractowners or participants; and

 (iii)      vote Fund  shares  held in the  Account  for
            which  no  timely   instructions  have  been
                                    received,  in the  same  proportion  as Fund
                                    shares   of   such   Portfolio   for   which
                                    instructions have been received from the Company's contractowners or participants;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contractowners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with other Participating Insurance Companies.
                  3.5. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular as required, the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information
                  4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or the Underwriter, each piece of sales literature or other promotional material in which the Fund or the Fund's adviser or the Underwriter is named, at least fifteen business days prior to its use. No such material shall be used if the Fund or the Underwriter reasonably objects in writing to such use within fifteen business days after receipt of such material.
                  4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or by the Underwriter, except with the permission of the Fund or the Underwriter. The Fund and the Underwriter agree to respond to any request for approval on a prompt and timely basis.
                  4.3. The Fund or the Underwriter shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company or its separate account is named, at least fifteen business days prior to its use. No such material shall be used if the Company reasonably objects in writing to such use within fifteen business days after receipt of such material.
                  4.4. The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to contractowners or participants, or in sales literature or other promotional material approved by the Company, except with the permission of the Company. The Company agrees to respond to any request for approval on a prompt and timely basis.
                  4.5.  The Fund  will  provide  to the  Company  at  least  one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the SEC or other regulatory authorities. 4.6. The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or each Account, contemporaneously with the filing of such document with the SEC or other regulatory authorities.
                  4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally
available  to  some  or  all  agents  or  employees,   registration  statements,
prospectuses, statements of additional information, shareholder reports, and proxy materials and any other material constituting sales literature or advertising under NASD rules, the 1940 Act or the 1933 Act.

ARTICLE V.  Fees and Expenses
                  5.1. The Fund and Underwriter shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then, subject to obtaining any required exemptive orders or other regulatory approvals, the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing. Currently, no such payments are contemplated.
                  5.2. All expenses incident to performance by the Fund of this Agreement shall be paid by the Fund to the extent permitted by law. All Fund shares will be duly authorized for issuance and registered in accordance with applicable federal law and to the extent deemed advisable by the Fund, in accordance with applicable state law, prior to sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, Fund proxy materials and reports, setting in type, printing and distributing the prospectuses, the proxy materials and reports to existing shareholders and contractowners, the preparation of all statements and notices required by any federal or state law, all taxes on the issuance or transfer of the Fund's shares, and any expenses permitted to be paid or assumed by the Fund pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act.

ARTICLE VI.  Diversification
                  6.1. The Fund will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Internal Revenue Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will comply with Section 817(h) of the Internal Revenue Code and Treasury Regulation 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations in accordance with guidelines provided by the Company prior to the execution of this Agreement and as necessary thereafter. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify the Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance with the grace period afforded by Treasury Regulation 1.817-5.

ARTICLE VII.   Potential Conflicts
                  7.1. The Board of Trustees of the Fund (the "Fund Board") will monitor the Fund for the existence of any material irreconcilable conflict among the interests of the contractowners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by Participating Insurance Companies or by variable annuity contract and variable life insurance contractowners; or (f) a decision by an insurer to disregard the voting instructions of contractowners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof. A majority of the Fund Board shall consist of persons who are not "interested" persons of the Fund.
                  7.2. The Company has reviewed a copy of the Mixed and Shared Funding Exemptive Order, and in particular, has reviewed the conditions to the requested relief set forth therein. As set forth in the Mixed and Shared Funding Exemptive Order, the Company will report any potential or existing conflicts of which it is aware to the Fund Board. The Company agrees to assist the Fund Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Fund Board with all information reasonably necessary for the Fund Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Fund Board whenever contractowner voting instructions are disregarded. The Fund Board shall record in its minutes or other appropriate records, all reports received by it and all action with regard to a conflict.
                  7.3. If it is determined by a majority of the Fund Board, or a majority of its disinterested Directors, that an irreconcilable material conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including:
(1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contractowners and, as appropriate, segregating the assets of any appropriate group (i.e., variable annuity contractowners or variable life insurance contractowners, of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contractowners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.
                  7.4. If the Company's disregard of voting instructions could conflict with the majority of contractowner voting instructions, and the Company's judgment represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement with respect to such Account. Any such withdrawal and termination must take place within 60 days after the Fund gives written notice to the Company that this provision is being implemented. Until the end of such 60 day period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.
                  7.5. If a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state insurance regulators, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement with respect to such Account. Any such withdrawal and termination must take place within 60 days after the Fund gives written notice to the Company that this provision is being implemented. Until the end of such 60 day period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.
                  7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Fund Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund or Quest Advisors be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of contractowners materially adversely affected by the irreconcilable material conflict.
                  7.7. The Company shall at least annually submit to the Fund Board such reports, materials or data as the Fund Board may reasonably request so that the Fund Board may fully carry out the duties imposed upon it as delineated in the Mixed and Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if deemed appropriate by the Fund Board.
                  7. 8. If and to the extent that Rule 6e-2 and Rule 6e-3 (T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3 (T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification
                  8.1.  Indemnification By The Company
                   (a) The Company agrees to indemnify and hold harmless the Fund, the Underwriter, and each of the Fund's or the Underwriter's directors, officers, employees or agents and each person, if any, who controls or is associated with the Fund or the Underwriter within the meaning of such terms under the federal securities laws (collectively, the "indemnified parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses), to which the indemnified parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:
(i)
arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement, prospectus or statement of additional information for the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify shall not apply as to any indemnified party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the registration statement, prospectus or statement of additional information for the Contracts or in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

                           (ii) arise out of or as a result of statements or representations by or on behalf of the Company (other than statements or representations contained in the Fund registration statement, Fund prospectus, Fund statement of additional information or sales literature or other promotional material of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii)
arise out of any untrue statement or alleged untrue statement of a material fact contained in the Fund registration statement, Fund prospectus, statement of additional information or sales literature or other promotional material of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, if such a statement or omission was made in reliance upon and in conformity with information furnished to the Fund by or on behalf of the Company or persons under its control; or

                           (iv)     arise as a result of any  failure by the
Company to provide  the  services  and
                                    furnish  the  materials  or to  make  any
payments  under  the  terms  of this
                                    Agreement; or

                            (v) arise out of any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach by the Company of this Agreement;

except to the extent provided in Sections 8.1(b) and 8.3 hereof. This indemnification shall be in addition to any liability which the Company may otherwise have.
                   (b) No party shall be entitled to indemnification if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the party seeking indemnification.
                  (c) The indemnified parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.
                  8.2.  Indemnification By the Underwriter
                   (a) The Underwriter, on its own behalf and on behalf of the Fund, agrees to indemnify and hold harmless the Company and each of its directors, officers, employees or agents and each person, if any, who controls or is associated with the Company within the meaning of such terms under the federal securities laws (collectively, the "indemnified parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including reasonable legal and other expenses) to which the indemnified parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements:
(i)
arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus or statement of additional information for the Fund or sales literature or other promotional material of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; provided that this agreement to indemnify shall not apply as to any indemnified party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Fund or in sales literature or other promotional material of the Fund (or any amendment or supplement thereto) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii)
arise out of or as a result of statements or representations (other than statements or representations contained in the Contracts or in the Contract or Fund registration statement, the Contract or Fund prospectus, statement of additional information, or sales literature or other promotional material for the Contracts or of the Fund not supplied by the Underwriter or the Fund or persons under the control of the Underwriter or the Fund respectively) or wrongful conduct of the Underwriter or the Fund or persons under the control of the Underwriter or the Fund respectively, with respect to the sale or distribution of the Contracts or Fund shares; or

                              (iii) arise out of any untrue statement or alleged
                                    untrue   statement   of  a   material   fact
                                    contained  in  a   registration   statement,
                                    prospectus,    statement    of    additional
                                    information  or  sales  literature  or other
                                    promotional  material covering the Contracts
                                    (or  any  amendment  thereof  or  supplement
                                    thereto),   or  the   omission   or  alleged
                                    omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading in light of the circumstances in which they were made, if such statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriter or the Fund or persons under the control of the Underwriter or the Fund; or

                             (iv) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements and procedures related thereto specified in
                                    Article VI of this Agreement except if such failure is a result of the Company's failure to comply with the notification procedures specified in Article VI); or

                              (v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter or the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter or the Fund;

except to the extent provided in Sections 8.2(b) and 8.3 hereof. This indemnification shall be in addition to any liability which the Underwriter may otherwise have.
                   (b) No party shall be entitled to indemnification if such loss, claim, damage, liability or litigation is due to the willful misfeasance, bad faith, gross negligence or reckless disregard of duty by the party seeking indemnification.
                   (c) The indemnified parties will promptly notify the Underwriter of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Contracts or the operation of the Account.
                  8.3.  Indemnification Procedure
                  Any person  obligated  to provide  indemnification  under this
Article VIII ("indemnifying party" for the purpose of this Section 8.3) shall not be liable under the indemnification provisions of this Article VIII with respect to any claim made against a party entitled to indemnification under this
Article VIII ("indemnified party" for the purpose of this Section 8.3) unless such indemnified party shall have notified the indemnifying party in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such indemnified party (or after such party shall have received notice of such service on any designated agent), but failure to notify the indemnifying party of any such claim shall not relieve the indemnifying party from any liability which it may have to the indemnified party against whom such action is brought under the indemnification provision of this Article VIII, except to the extent that the failure to notify results in the failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of failure to give such notice. In case any such action is brought against the indemnified party, the indemnifying party will be entitled to participate, at its own expense, in the defense thereof. The indemnifying party also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the indemnifying party to the indemnified party of the indemnifying party's election to assume the defense thereof, the indemnified party shall bear the fees and expenses of any additional counsel retained by it, and the indemnifying party will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or
(ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.
                  A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.
                  8.4.  Contribution
                  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Article VIII is due in accordance with its terms but for any reason is held to be unenforceable with respect to a party entitled to indemnification ("indemnified party" for purposes of this Section 8.4) pursuant to the terms of this Article VIII, then each party obligated to indemnify pursuant to the terms of this Article VIII shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and litigations in such proportion as is appropriate to reflect the relative benefits received by the parties to this Agreement in connection with the offering of Fund shares to the Account and the acquisition, holding or sale of Fund shares by the Account, or if such allocation is not permitted by applicable law, in such proportions as is appropriate to reflect the relative net benefits referred to above but also the relative fault of the parties to this Agreement in connection with any actions that lead to such losses, claims, damages, liabilities or litigations, as well as any other relevant equitable considerations.

ARTICLE IX.  Applicable Law
                  9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.
                  9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination
                  10.1.  This Agreement shall terminate:
(a) at the option of any party upon one-year advance written notice to the other parties unless otherwise agreed in a separate written agreement among the parties; or
(b) at the option of the Company if shares of  the  Portfolios  delineated in
 Schedule 2  are not reasonably available to meet the requirements of the Contracts as determined by the Company; or (c)
                           at the option of the Fund upon  institution of formal
                           proceedings against the
Company by the NASD, the SEC, the insurance commission of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the administration of the Contracts, the operation of the Account, or the purchase of the Fund shares, which would have a material adverse effect on the Company's ability to perform its obligations under this Agreement; or
                           (d) at the option of the Company upon institution of
 formal proceedings against the
Fund or the Underwriter by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, which would have a material adverse effect on the Fund's or the Underwriter's ability to perform its obligations under this Agreement; or
                           (e) at the option of the Company or the Fund upon
receipt of any necessary regulatory
approvals and/or the vote of the contractowners having an interest in the Account (or any subaccount) to substitute the shares of another investment company for the corresponding Portfolio shares of the Fund in accordance with the terms of the Contracts for which those Portfolio shares had been selected to serve as the underlying investment media. The Company will give 30 days prior written notice to the Fund of the date of any proposed vote or other action taken to replace the Fund's shares; or
                           (f) at the option of the Company or the Fund upon a
determination by a majority of the
Fund Board, or a majority of the disinterested Fund Board members, that an irreconcilable material conflict exists among the interests of (i) all contractowners of variable insurance products of all separate accounts or (ii) the interests of the Participating Insurance Companies investing in the Fund as delineated in Article VII of this Agreement; or
                            (g) at the option of the Company if the Fund ceases
 to qualify as a Regulated
Investment Company under Subchapter M of the Internal Revenue Code, or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or
                            (h) at the option of the Company if the Fund fails
 to meet the diversification
requirements specified in Article VI hereof; or
                            (i) at the option of any party to this Agreement,
 upon another party's material
breach of any provision of this Agreement; or
                            (j) at the option of the Company, if the Company
determines in its sole judgment
exercised in good faith, that either the Fund or the Underwriter has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Company; or
                           (k) at the option of the Fund or Underwriter, if the
 Fund or Underwriter respectively,
shall determine in its sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations or financial condition since the date of this Agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the Fund or Underwriter; or
                           (l) at the option of the Fund in the event any of the
 Contracts are not issued or sold
in accordance with applicable federal and/or state law. Termination shall be effective immediately upon such occurrence without notice.
                  10.2.  Notice Requirement

                           (a)  In the event that any termination of this
Agreement is based upon the provisions
of Article VII, such prior written notice shall be given in advance of the effective date of termination as required by such provisions.
                           (b) In the event that any termination of this
Agreement is based upon the provisions
of Sections 10.1(b) - (d) or 10.1(g) - (i), prompt written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating the Agreement to the non-terminating parties, with said termination to be effective upon receipt of such notice by the non-terminating parties.
                           (c) In the event that any termination of this
Agreement is based upon the provisions
of Sections 10.1(j) or 10.1(k), prior written notice of the election to terminate this Agreement for cause shall be furnished by the party terminating this Agreement to the non-terminating parties. Such prior written notice shall be given by the party terminating this Agreement to the non-terminating parties at least 30 days before the effective date of termination.
                  10.3. It is understood and agreed that the right to terminate this Agreement pursuant to Section 10.1(a) may be exercised for any reason or for no reason.
                  10.4.   Effect of Termination
                           (a)  Notwithstanding any termination of this
Agreement pursuant to Section 10.1 of
this Agreement, and subject to Section 1.3 of this Agreement, the Company may require the Fund and the Underwriter to, continue to make available additional shares of the Fund for so long after the termination of this Agreement as the Company desires pursuant to the terms and conditions of this Agreement as provided in paragraph (b) below, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this
Section 10.4 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.
                           (b)  If shares of the Fund continue to be made
available after  termination of this
Agreement pursuant to this Section 10.4, the provisions of this Agreement shall remain in effect except for Section 10.1(a) and thereafter the Fund, the Underwriter, or the Company may terminate the Agreement, as so continued pursuant to this Section 10.4, upon written notice to the other party, such notice to be for a period that is reasonable under the circumstances but, if given by the Fund or Underwriter, need not be for more than 90 days.
                  10.5. Except as necessary to implement contractowner initiated or approved transactions, or as required by state insurance laws or regulations, the Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company's assets held in the Account), and the Company shall not prevent contractowners from allocating payments to a Portfolio that was otherwise available under the Contracts, until 90 days after the Company shall have notified the Fund or Underwriter of its intention to do so.

ARTICLE XI.  Notices
         Any notice shall be deemed duly given only if sent by hand, evidenced by written receipt or by certified mail, return receipt requested, to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party. All notices shall be deemed given three business days after the date received or rejected by the addressee.
                  If to the Fund:
                  Mr. Bernard H. Garil
                  President
                  OpCap Advisors
                  200 Liberty Street
                  New York, NY  10281

                  If to the Company:

                  [Name]
                  [Title]
                  [Co. Name]
                  [Address]

                  If to the Underwriter:

                  Mr. Thomas E. Duggan
                  Secretary
                  OCC Distributors
                  200 Liberty Street
                  New York, NY  10281

ARTICLE XII.  Miscellaneous
                  12.1. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Directors, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.
                  12.2. Subject to law and regulatory authority, each party hereto shall treat as confidential all information reasonably identified as such in writing by any other party hereto (including without limitation the names and addresses of the owners of the Contracts) and, except as contemplated by this Agreement, shall not disclose, disseminate or utilize such confidential information until such time as it may come into the public domain without the express prior written consent of the affected party.
                  12.3. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
                  12.4. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.
                  12.5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.
                  12.6. This Agreement shall not be assigned by any party hereto without the prior written consent of all the parties.
                  12.7. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit each other and such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.
                  12.8. Each party represents that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate or trust action, as applicable, by such party and when so executed and delivered this Agreement will be the valid and binding obligation of such party enforceable in accordance with its terms.
                  12.9. The parties to this Agreement may amend the schedules to this Agreement from time to time to reflect changes in or relating to the Contracts, the Accounts or the Portfolios of the Fund.

                   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the date and year first written above.
                                    Company:
                         TRANSAMERICA LIFE INSURANCE AND
                                ANNUITY COMPANY

SEAL                                       By: ______________________________

                                      Fund:

                                                     OCC ACCUMULATION TRUST



SEAL                                   By: ______________________________

                                  Underwriter:

                                                     OCC DISTRIBUTORS



                                     By: ______________________________

                                   Schedule 1

                             Participation Agreement
                                      Among
     OCC Accumulation Trust, Transamerica Life Insurance and Annuity Company
                                       and
                                OCC Distributors





         The following separate accounts of Transamerica Life Insurance and Annuity Company are permitted in accordance with the provisions of this Agreement to invest in Portfolios of the Fund shown in Schedule 2:

Separate Account VA-6



[Date]

                                   Schedule 2

                             Participation Agreement
                                      Among
     OCC Accumulation Trust, Transamerica Life Insurance and Annuity Company
                                       and
                                OCC Distributors




         The Separate Account(s) shown on Schedule 1 may invest in the following Portfolios of the OCC Accumulation Trust:

[Date]

Oppenheimer Capital Managed
Oppenheimer Capital Value Equity














funds\asset\word\partagr2.cln

                             PARTICIPATION AGREEMENT

                                      Among

                   TRANSAMERICA VARIABLE INSURANCE FUND, INC.

                    TRANSAMERICA SECURITIES SALES CORPORATION

                                       and

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY


         THIS AGREEMENT, made and entered into as of this ____ day of _________, 1996 by and among TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY (hereinafter "Transamerica"), a California life insurance company, on its own behalf and on behalf of its SEPARATE ACCOUNT C (the "Account"); TRANSAMERICA VARIABLE INSURANCE FUND, INC., a corporation organized under the laws of Maryland (hereinafter the "Fund"); and TRANSAMERICA SECURITIES SALES CORPORATION, (hereinafter the "Underwriter"), a _________ corporation.
         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements similar to this Agreement (hereinafter "Participating Insurance Companies"), as well as qualified pension and retirement plans; and


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         WHEREAS,  the beneficial interests in the Fund are divided into several series of shares, each designated a "Portfolio" and representing interests in a particular managed portfolio of securities and other assets; and
         WHEREAS,  the  Fund has  obtained  an order  from  the  Securities  and
Exchange  Commission   (hereinafter  the  "SEC"),  dated  __________  (File  No.
812-_____), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T) (b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another (hereinafter the "Shared Funding Exemptive Order"); and
         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolios are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and
         WHEREAS, the Underwriter is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"); and
         WHEREAS, Transamerica has registered certain variable annuity contracts supported wholly or partially by the Account (the "Contracts") under the 1933 Act and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement; and

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         WHEREAS,  the Account is a duly organized,  validly existing segregated
asset  account,   established  by  resolution  of  the  Board  of  Directors  of
Transamerica on ________________, to set aside and invest assets attributable to the Contracts; and
         WHEREAS, Transamerica has registered the Account as a unit investment trust under the 1940 Act; and
         WHEREAS, to the extent permitted by applicable insurance laws and regulations, Transamerica intends to purchase shares in the Portfolios listed in Schedule B hereto, as it may be amended from time to time by mutual written agreement (the "Designated Portfolios"), on behalf of the Account to fund the aforesaid Contracts, and the Underwriter is authorized to sell such shares to unit investment trusts such as the Account at net asset value;
         NOW,   THEREFORE,   in   consideration   of  their   mutual   promises,
Transamerica, the Fund and the Underwriter agree as follows:


ARTICLE I.        Sale of Fund Shares
         1.1. The Underwriter agrees to sell to Transamerica those shares of the Designated Portfolios which Transamerica orders, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Portfolios. For purposes of this
Section 1.1, Transamerica shall be the designee of the Fund for receipt of such orders and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by ____ a.m. _________ time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value.

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         1.2.  The Fund  agrees  to make  shares  of the  Designated  Portfolios available for purchase at the applicable net asset value per share by Transamerica on those days on which the Fund calculates its net asset values, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Directors of the Fund (hereinafter the "Board") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.
         1.3 The Fund and the Underwriter agree that shares of the Designated Portfolios will be sold only to Participating Insurance Companies and their separate accounts and qualified pension and retirement plans. No shares of any Designated Portfolio will be sold to the general public.
         1.4. The Fund and the Underwriter will not sell shares of the Designated Portfolios to any other insurance company, separate account or qualified pension and retirement plan unless an agreement containing provisions substantially the same as Sections 2.1, 3.6, 3.7, 3.8, and Article VII of this Agreement is in effect to govern such sales.
         1.5. The Fund agrees to redeem for cash, on Transamerica's request, any full or fractional shares of the Fund held by Transamerica, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption, except that the Fund reserves the right to suspend the right of redemption or

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postpone the date of payment or  satisfaction  upon  redemption  consistent with
Section 22(e) of the 1940 Act. For purposes of this Section 1.5, Transamerica shall be the designee of the Fund for receipt of requests for redemption and receipt by such designee shall constitute receipt by the Fund; provided that the
Fund  receives   notice  of  such  request  for  redemption  by  _________  a.m.
___________ time on the next following Business Day.
         1.6. The Parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other insurance companies and qualified pension and retirement plans (subject to
Section 1.4 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.
         1.7.   Transamerica   shall  pay  for  Fund  shares  by  _______   a.m.
______________ time on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire and/or by a credit for any shares redeemed the same day as the purchase. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of Transamerica and shall become the responsibility of the Fund.
         1.8. The Fund shall pay and transmit the proceeds of redemptions of Fund shares by _____ a.m. ____________ time on the next Business Day after a redemption order is received, subject to Section 1.5 hereof. Payment shall be in federal funds transmitted by wire and/or a credit for any shares purchased the same day as the redemption.
         1.9. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to Transamerica or the Account. Shares ordered from the Fund

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will be recorded in an appropriate title for the Account or the appropriate subaccount of the
Account.
         1.10. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to Transamerica of any income, dividends or capital gain distributions payable on the Designated Portfolios' shares. Transamerica hereby elects to receive all such income dividends and capital gain distributions in additional shares of that Portfolio. Transamerica reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify Transamerica by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.
         1.11. The Fund shall make the net asset value per share for each Designated Portfolio available to Transamerica on a daily basis as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by _____ p.m. ________ time. If the Fund provides incorrect per share net asset value information, Transamerica shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct net asset value per share. Any material error in the calculation or reporting of net asset value per share, dividend or capital gains information shall be reported immediately upon discovery to Transamerica. Any error of a lesser amount shall be corrected in the next Business Day's net asset value per share.
         In the event adjustments are required to correct any error in the computation of a Designated Portfolio's net asset value per share, or dividend or capital gain distribution, the Underwriter (or the Underwriter or the Fund) shall notify Transamerica as soon as possible

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after  discovering  the  need  for such  adjustments.  Notification  can be made orally, but must be confirmed in writing. If an adjustment is necessary to correct an error which caused Contract owners to receive less than the amount to which they are entitled, the Fund shall make all necessary adjustments to the number of shares owned by the Account and distribute to the Account the amount of the underpayment. In no event shall Transamerica be liable to the Fund or the Underwriter for any such adjustments or overpayment amounts.


ARTICLE II.  Representations and Warranties
         2.1. Transamerica represents and warrants that the Contracts are or will be registered under the 1933 Act; that the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. Transamerica further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account as a segregated asset account under Section 10506 of the California Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.
         2.2. The Fund represents and warrants that Designated Portfolio shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of California and all applicable federal and state securities laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the Registration Statement for its shares under the 1933 Act and the 1940 Act

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from time to time as required in order to effect the continuous  offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states if and to the extent required by applicable law.
         2.3. The Fund reserves the right to adopt a plan pursuant to Rule 12b-1 under the 1940 Act or impose an asset-based or other charge to finance distribution expenses as permitted by applicable law and regulation. In any event, the Fund represents and warrant that the investment advisory or management fees paid to the adviser by the Fund are legitimate and not excessive. To the extent that the Fund decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have a Board, a majority of whom are not interested persons of the Fund, formulate and approve any plan pursuant to Rule 12b- 1 under the 1940 Act to finance distribution expenses.
         2.4. The Fund represents and warrants that the investment policies and fees and expenses of the Designated Portfolios are and shall at all times remain in compliance with the insurance and other applicable laws of the State of California and any other applicable state to the extent required to perform this Agreement. The Fund further represents and warrants that Designated Portfolio shares will be sold in compliance with the insurance laws of the State of California and all applicable state securities laws or exemptions therefrom. Without limiting the generality of the foregoing, the Fund represents and warrants that it is and shall at all times remain in compliance with the policies and restrictions enumerated in Schedule C hereto, as amended by Transamerica from time to time, provided that such amendments shall either be
(a) agreed to by the Fund and Transamerica, or (b) necessary to comply with applicable laws of the State of California.

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         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.
         2.6. The Fund represents and warrant that all of their directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by
Section 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.
         2.7. The Fund will provide Transamerica with as much advance notice as is reasonably practicable of any material change affecting the Designated
Portfolios  (including,   but  not  limited  to,  any  material  change  in  its
registration statement or prospectus affecting the Designated Portfolios and any proxy solicitation affecting the Designated Portfolios) and consult with Transamerica in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectuses for the Contracts. The Fund agrees to share equitably in expenses incurred by Transamerica as a result of actions taken by the Fund, as set forth in the allocation of expenses contained in Schedule D.

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         2.8.  Transamerica  represents,  assuming  that the Fund  complies with
Article VI of this Agreement, that the Contracts are currently treated as annuity contracts under applicable provisions of the Internal Revenue Code of 1986, as amended, and that it will make every effort to maintain such treatment and that it will notify the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.
         2.9. The Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify Transamerica immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.


ARTICLE III.  Prospectuses and Proxy Statements; Voting
         3.1(a).  At least  annually,  the Fund,  at its expense,  shall provide
Transamerica or its designee with as many copies of the Fund's current prospectuses for the Designated Portfolios as Transamerica may reasonably request for marketing purposes (including distribution to Contract owners with respect to new sales of a Contract). If requested by Transamerica in lieu thereof, the Fund shall provide such documentation (including a final "camera ready" copy of the new prospectuses for the Designated Portfolios as set in type at the Fund's expense or, at the request of Transamerica, as a diskette or such other form as is required by the financial printer) and other assistance as is reasonably necessary in order for Transamerica once each year (or more frequently if the prospectus for the Designated Portfolio is amended)

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to have the  prospectus  for the  Contract  and the  Fund's  prospectus  for the
Designated Portfolios printed together in one document (the cost of such printing to be born by the Fund and Transamerica in proportion to the size of the prospectuses for the Fund and the Contracts).
         3.1(b). The Fund agrees that the prospectuses for the Designated Portfolios will describe only the Designated Portfolios and will not name or describe any other portfolios or series that may be in the Fund, and that the Fund will bear the cost of preparing and producing the prospectuses for the Designated Portfolios that are so custom tailored for use in connection with the Contracts.
         3.2. If applicable state or Federal laws or regulations require that the Statement of Additional Information ("SAI") for the Fund be distributed to all purchasers of the Contract, then the Fund shall provide Transamerica with the Fund's SAI or documentation thereof for the Designated Portfolios in such quantities and/or with expenses to be borne in accordance with paragraph 3.1(a) hereof.
         3.3. The Fund, at its expense, shall provide Transamerica with as many copies of the SAI for the Designated Portfolios as may reasonably be requested. The Fund, at its expense, shall also provide such SAI free of charge to any owner of a Contract or prospective owner who requests such SAI.
         3.4. The Fund, at its expense, shall provide Transamerica with copies of its prospectus, SAI, proxy material, reports to shareholders and other communications to shareholders for the Designated Portfolios in such quantity as Transamerica shall reasonably require for distributing to Contract owners. If the Contract and Fund prospectuses are printed

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together  in one  document,  the Fund  shall bear the  portion of such  printing expense as is attributable to the Fund's prospectus. If applicable SEC rules require that any of the foregoing Fund prospectuses, Fund SAIs, proxy materials, Fund reports to shareholders or other communications to shareholders be filed with the SEC, then the Fund or its designee shall prepare and file with the SEC such prospectus, SAI, proxy materials, reports to shareholders, or other communications to shareholders in such format as required by such applicable rules and shall notify Transamerica of such filing.
         3.5.  It  is  understood  and  agreed  that,  except  with  respect  to
information   regarding   Transamerica  provided  in  writing  by  Transamerica,
Transamerica shall not be responsible for the content of the prospectus or SAI for the Designated Portfolios. It is also understood and agreed that, except with respect to information regarding the Fund and provided in writing by the Fund, the Fund shall not be responsible for the content of the prospectus or SAI for the Contracts.
         3.6.     If and to the extent required by law Transamerica shall:
                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio shares in accordance with instructions received from Contract owners: and

                  (iii) vote Designated Portfolio shares for which no instruction have been received in the same proportion as Designated Portfolio shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. Transamerica reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law.

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         3.7.  Participating   Insurance  Companies  shall  be  responsible  for
assuring that each of their separate accounts holding shares of a Designated Portfolio calculates voting privileges in the manner required by the Shared Funding Exemptive Order. The Fund agrees to promptly notify Transamerica of any amendments or changes of interpretations of the Shared Funding Exemptive Order.
         3.8. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors and with whatever rules the Commission may promulgate with respect thereto.


ARTICLE IV.       Sales Material and Information
         4.1. Transamerica shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature and other promotional material that Transamerica develops or uses and in which the Fund (or a Portfolio thereof), its investment adviser or one of its sub-advisers or the Underwriter for the Fund shares is named in connection with the Contracts, at least 10 (ten) Business Days prior to its use. No such material shall be used if the Fund or its designee objects to such use within 10 (ten) Business Days after receipt of such material.

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         4.2.   Transamerica   shall  not  give  any  information  or  make  any
representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts inconsistent with the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.
         4.3. The Fund shall furnish, or shall cause to be furnished, to Transamerica, each piece of sales literature and other promotional material in which Transamerica and/or the Account is named at least 10 (ten) Business Days prior to its use. No such material shall be used if Transamerica objects to such
use   within  10  (ten)   Business   Days  after   receipt  of  such   material.
Notwithstanding  the fact that  Transamerica  or its designee may not  initially
object  to  a  piece  of  sales  literature  or  other   promotional   material,
Transamerica reserves the right to object at a later date to the continued use of any such sales literature or promotional material in which Transamerica is named, and no such material shall be used thereafter if Transamerica or its designee so objects.
         4.4.   The  Fund   shall   not  give  any   information   or  make  any
representations on behalf of Transamerica or concerning Transamerica, the Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports for the Account, or in sales literature or other promotional

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material approved by Transamerica or its designee, except with the permission of
Transamerica.
         4.5. The Fund will provide to  Transamerica  at least one complete copy
of  all  registration   statements,   prospectuses,   Statements  of  Additional
Information,   all  supplements  thereto,   reports,  proxy  statements,   sales
literature  and  other  promotional  materials,   applications  for  exemptions,
requests for no-action letters, and all amendments to any of the above, that relate to the Designated Portfolios, contemporaneously with the filing of such document(s) with the SEC, NASD or other regulatory authorities.
         4.6.  Transamerica  will provide to the Fund at least one complete copy
of  all  registration   statements,   prospectuses,   Statements  of  Additional
Information,   all  supplements  thereto,  reports,   solicitations  for  voting
instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Account, contemporaneously with the filing of such document(s) with the SEC, NASD, or other regulatory authority.
         4.7. For purposes of this Article IV, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, telephone directories (other than routine listings), electronic or other public media), sales literature (i.e., any written or electronic communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, performance reports or summaries, form letters, telemarketing scripts, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, Statements of Additional Information, supplements thereto, shareholder reports, and proxy materials.
         4.8.  At the request of any party to this  Agreement,  each other party
will  make  available  to  the  other  party's   independent   auditors   and/or
representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any party's obligations under this Agreement.


ARTICLE V.  Fees and Expenses
         5.1. The Fund shall pay no fee or other compensation to Transamerica under this Agreement, except that if the Fund or any Designated Portfolio adopts and implements a plan pursuant to Rule 12b-1 of the 1940 Act to finance distribution and shareholder servicing expenses, then the Underwriter may make payments to Transamerica or to the distributor for the Contracts if and in amounts agreed to by the Underwriter in writing and such payments will be made out of existing fees otherwise payable to the Underwriter, past profits of the Underwriter or other resources available to the Underwriter. No such payments shall be made directly by the Fund. Nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arrange for appropriate compensation for, other services relating to the Fund and/or the Account. Transamerica shall pay no fee or other compensation to the Fund under this Agreement, although the parties hereto will bear certain expenses in accordance with Schedule D, Articles III, V, and other provisions of this Agreement.

         5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund, as further provided in Schedule E. The Fund shall see to it that all shares of the Designated Portfolios are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent required, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, supplements thereto, proxy materials and reports, setting the prospectus in type, printing prospectuses for distribution to Contract owners, setting in type, printing and filing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, all taxes on the issuance or transfer of the Fund's shares, and the costs of distributing the Fund's prospectuses and proxy materials to such Contract owners and any expenses permitted to be paid or assumed by the Fund pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act.
         5.3. Transamerica shall bear the expenses of routine annual distribution of the Fund's prospectus to owners of Contracts issued by Transamerica and of distributing the Fund's proxy materials and reports to such Contract owners; this shall not include distribution of the Fund's prospectus with respect to new sales of a Contract. Transamerica shall bear all expenses associated with the registration, qualification, and filing of the Contracts under applicable federal securities and state insurance laws; the cost of preparing, printing, and distributing the Contract prospectus and SAI; and the cost of preparing, printing and distributing annual individual account statement to Contract owners as required by state insurance laws.
         5.4. The Fund acknowledges that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolios ("Unaffiliated Funds"), and to transfer the Con- tract's cash value between funds and portfolios. The Fund and Underwriter agree to cooperate with Transamerica in facilitating the operation of the Account and the Contracts as intended, including but not limited to cooperation in facilitating transfers between Unaffiliated Funds.


ARTICLE VI.       Diversification and Qualification
         6.1. The Fund and Underwriter represent and warrant that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund and Underwriter represent and warrant that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury
Regulation ss. 1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. The Fund and the Underwriter agree that shares of the Designated Portfolios will be sold only to Participating Insurance Companies and their separate accounts and qualified pension and retirement plans.

         6.2. No shares of any series or portfolio of the Fund will be sold to the general public.
         6.3. The Fund and Underwriter represent and warrant that the Fund and each Designated Portfolio is currently qualified as a Regulated Investment Company under Subchapter M of the Code, and that it will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.
         6.4. The Fund or Underwriter will notify Transamerica immediately upon having a reasonable basis for believing that the Fund or any Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.
         6.5. The Fund and Underwriter acknowledge that full compliance with the requirements referred to in Sections 6.1, 6.2, and 6.3 hereof is absolutely essential because any failure to meet those requirements would result in the
Contracts  not being  treated  as  annuity  contracts  for  federal  income  tax purposes, which would have adverse tax consequences for Contract owners and could also adversely affect Transamerica's corporate tax liability. The Fund and Underwriter also acknowledge that it is solely within their power and control to meet those requirements. Accordingly, without in any way limiting the effect of
Section 8.3 hereof and without in any way limiting or restricting any other remedies available to Transamerica, the Underwriter will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with correcting or responding to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs are to include, but are not limited to, fees and expenses of legal counsel and other advisors to Transamerica and any federal income taxes or tax penalties (or "toll charges" or exactments or amounts paid in settlement) incurred by Transamerica in connection with any such failure or anticipated or reasonably foreseeable failure.
         6.6. The Fund shall provide Transamerica or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at times provided for and substantially in the form attached hereto as Schedule E; provided, however, that providing such reports does not relieve the Fund or Underwriter of their responsibility for such compliance or of their liability for any non-compliance.
         6.7. The Fund and the Underwriter represent and warrant that the Fund will comply with the investment limitations under applicable state law for investment companies funding separate accounts.


ARTICLE VII. Potential Conflicts and Compliance With Shared Funding Exemptive Order

         7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities;
(c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform Transamerica if it determines that an irreconcilable material conflict exists and the implications thereof.
         7.2. Transamerica will report any potential or existing conflicts of which it is aware to the Board. Transamerica will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by Transamerica to inform the Board whenever contract owner voting instructions are disregarded. Such responsibilities shall be carried out by Transamerica with a view only to the interests of its Contract Owners.
         7.3. If it is determined by a majority of the Board, or a majority of its directors who are not interested persons of the Fund, its adviser or any sub-adviser to any of the Portfolios (the "Independent Directors"), that a material irreconcilable conflict exists, Transamerica and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Independent Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and
(2) establishing a new registered management investment company or managed separate account. Transamerica shall not be required by this Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict.
         7.4. If a material irreconcilable conflict arises because of a decision by Transamerica to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, Transamerica may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Independent Directors. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Underwriter and the Fund shall continue to accept and implement orders by Transamerica for the purchase (and redemption of shares of
the Fund.
         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to Transamerica conflicts with the majority of other state regulators, then Transamerica will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs Transamerica in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Underwriter and the Fund shall continue to accept and implement orders by Transamerica for the purchase (and redemption) of shares of the Fund.
         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Independent Directors shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts.
         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules

6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.6, 3.7, 3.8, 7.1, 7.2, 7.3, 7.4, and
7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.              Indemnification
         8.1.     Indemnification By Transamerica
                  8.1(a). Transamerica agrees to indemnify and hold harmless the Fund and its officers and each member of its Board (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of Transamerica) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:
(i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or SAI for the Contracts or contained in the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to in-
                                   --------
demnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to Transamerica by or on behalf of the Underwriter or Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

         (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature of the Fund not supplied by Transamerica or persons under its control) or wrongful conduct of Transamerica or persons under its control, with respect to the sale or distribution of the Contracts or Fund Shares; or

         (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished in writing to the Fund by or on behalf of Transamerica; or

         (iv) arise as a result of any failure by Transamerica to provide the services and furnish the materials under the terms of this Agreement; or

         (v) arise out of or result from any material breach of any representation and/or warranty made by Transamerica in this Agreement or arise out of or result from any other material breach of this Agreement by Transamerica, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1
(c) hereof.
                  8.1(b). Transamerica shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject if caused by such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.
                  8.1(c). Transamerica shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Transamerica in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Transamerica of any such claim shall not relieve Transamerica from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, Transamerica shall be entitled to participate, at its own expense, in the defense of such action. Transamerica also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from Transamerica to such party of Transamerica's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Transamerica will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  8.1(d). The Indemnified Parties will promptly notify Transamerica of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.
         8.2.     Indemnification by the Underwriter
                  8.2(a). The Underwriter agrees to indemnify and hold harm-less Transamerica and each of its directors and officers and each person, if any, who controls Transamerica within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation

(including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:
         (i)
          arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any
--------
Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information fur-nished in writing to the Underwriter or Fund by or on behalf of Transamerica for use in the Registration Statement or prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

         (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the Registration Statement, prospectus or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

         (iii)
    arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus or sales literature cov-ering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished in writing to Transamerica by or on behalf of the Underwriter or Fund; or

         (iv)         arise  as  a  result  of  any   failure  by  the  Fund  or
                      Underwriter to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

         (v)          arise out of or  result  from any  material  breach of any representation and/or warranty made by the Fund or Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund or Underwriter;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Underwriter specified in Article VI hereof.
                  8.2(b).  The  Underwriter  shall  not  be  liable  under  this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to Transamerica or the Account, whichever is applicable.
                  8.2(c).  The  Underwriter  shall  not  be  liable  under  this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.
                  8.2(d). Transamerica agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.


ARTICLE IX.  Applicable Law
         9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of California.
         9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.        Termination
         10.1.  This Agreement shall terminate:
                  (a) at the option of any party, with or without cause, with respect to some or all Portfolios, upon one (1) year advance written notice delivered to the other parties; provided, however, that such notice shall not be given earlier than one year following the date of this Agreement; or (b) at the option of Transamerica by written notice to the other parties with respect to any Portfolio based upon Transamerica's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; or (c) at the option of Transamerica by written notice to the other parties with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/ or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by Transamerica; or (d) at the option of the Fund in the event that formal administrative proceedings are instituted against Transamerica by the National Association of Securities Dealers, Inc. ("NASD"), the Securities and Exchange Commission, the Insurance Commissioner or like official of any state or any other regulatory body regarding Transamerica's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that the Fund determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Transamerica to perform its obligations under this Agreement; or (e) at the option of Transamerica in the event that formal administrative proceedings are instituted against the Fund or Underwriter by the NASD, the Securities and Exchange Commission, or any state securities or insurance department or any other regulatory body, provided, however, that Transamerica determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or Underwriter to perform its obligations under this Agreement; or (f) at the option of Transamerica by written notice to the Fund and the Underwriter with respect to any Portfolio if Transamerica reasonably believes that the Portfolio may fail to meet the Section 817(h) diversification requirements or Subchapter M qualifications specified in Article VI hereof; or
                  (g) at the  option of either the Fund or the  Underwriter,  if
                  (i) the Fund or Underwriter, respectively, shall determine, in their sole judgement reasonably exercised in good faith, that Transamerica has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity and that material adverse change or publicity will have a material adverse impact on Transamerica's ability to perform its obligations under this Agreement, (ii) the Fund or Underwriter notifies Transamerica of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by Transamerica and any other changes in circumstances since the giving of such a notice, the determination of the Fund or Underwriter shall continue on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or (h) at the option of Transamerica, if (i) Transamerica shall determine, in its sole judgement reasonably exercised in good faith, that either the Fund or the Underwriter have suffered a material adverse change in their business or financial condition or is the subject of material adverse publicity and that material adverse change or publicity will have a material adverse impact on the Fund's or Underwriter's ability to perform its obligations under this Agreement, (ii) Transamerica notifies the Fund or Underwriter, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund or Underwriter and any other changes in circumstances since the giving of such a notice, the determination of Transamerica shall continue on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or (i) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or (j) upon assignment of this Agreement, unless made with the written consent of the parties hereto; or (k) at the option of Transamerica or the Fund by written notice to the other party upon a determination by the Fund's Board that a material irreconcilable conflict exists among the interests of (i) all contract owners of all separate accounts investing in the Fund or (ii) the interests of the Participating Insurance Companies; or (l) at the option of Transamerica by written notice to the Fund or the Underwriter upon the sale, acquisition or change of control of the Underwriter.
         10.2. Notice Requirement. No termination of this Agreement shall be effective unless and until the party terminating this Agreement gives prior written notice to all other parties of its intent to terminate, which notice shall set forth the basis for the termination.
         10.3. Effect of Termination. Notwithstanding any termination of this Agreement, the Fund and the Underwriter shall, at the option of Transamerica, continue to make available additional shares of the Fund for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts") pursuant to the terms and conditions of this Agreement. Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this
Section 10.3 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.
         10.4. Surviving Provisions. Notwithstanding any termination of this Agreement, each party's obligations under Article VIII to indemnify other parties shall survive and not be affected by any termination of this Agreement. In addition, with respect to Existing

Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.


ARTICLE XI.  Notices
         Any notice shall be sufficiently given when sent by registered or certified mail or by overnight mail sent through a nationally-recognized delivery service to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

If to the Fund:
         Transamerica Variable Insurance Fund, Inc.
         Transamerica Center
         1150 South Olive Street
         Los Angeles, CA  90015

         Attention:  General Counsel


If to Transamerica:

         Transamerica Occidental Life Insurance Company
         Transamerica Center
         1150 South Olive Street
         Los Angeles, CA  90015

         Attention:  President, Living Benefits Division


If to the Underwriter:

         Transamerica Securities Sales Corporation, Inc.
         Transamerica Center
         1150 South Olive Street
         Los Angeles, CA  90015

         Attention:  General Counsel


ARTICLE XII.  Miscellaneous
         12.1. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information may come into the public domain. Without limiting the foregoing, no party hereto shall disclose any information that another party reasonably considers to be proprietary.
         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.
         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.
         12.5. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the California Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of Transamerica are being conducted in a manner consistent with the California Variable Annuity Regulations and any other applicable law or regulations.
         12.6. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.
         12.7. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.
         12.8. The Schedules attached hereto, as modified from time to time, are incorporated herein by reference and are part of this Agreement.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.
                      TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                        COMPANY

                      By its authorized officer


SEAL                  By:
                      Title:
                      Date:


                      TRANSAMERICA VARIABLE INSURANCE FUND, INC.:

                      By its authorized officer,

SEAL                  By:
                      Title:
                      Date:


                      TRANSAMERICA SECURITIES SALES CORPORATION:

                      By its authorized officer,

SEAL                  By:
                      Title:
                      Date:

                                   SCHEDULE A


         Contracts                               Form Numbers

                                   SCHEDULE B


Designated Portfolios

                                   SCHEDULE C

                  Certain Investment Policies and Restrictions

                                 Imposed by the

                       California Department of Insurance


         Pursuant to Section 2.4 hereof, the Fund represents and warrants that it is and shall all times remain in compliance with the following investment policies and restrictions. THESE ARE IN ADDITION TO other related obligations of the Fund, including the general obligation to comply with all applicable laws and regulation, including but not limited to California insurance laws and regulations, the Investment Company Act of 1940, and other applicable insurance and securities laws.

[Note: The following are derived from a questionnaire used by the California Department of
Insurance as part of an insurance company's application for qualification to transact a variable annuity business. The parenthetical references below are to question numbers in that questionnaire.]

The Fund represents and warrants that:

1. All repurchase agreements will be transacted only with entities meeting specific credit and solvency standards administered and verified by the Underwriter (46(a)).

2. All repurchase transactions will be executed pursuant to a comprehensive master repurchase agreement setting forth the terms and conditions of the transaction, and having the incidents of a valid promissory note in favor of the Fund (46(b)).

3. A valid, binding security interest in favor of the Fund or portfolio thereof will be created and perfected in all collateral securing such repurchase agreements (46(c)).

4. All such repurchase agreements will be secured at all times by collateral consisting of liquid assets having a market value of not less than 102% of the cash or assets transferred to the other party (46(d)).

5. All securities lending activities will be entered into only with entities meeting specific credit and solvency standards administered and verified by the Underwriter (47).

6. All investments in instruments or certificates of any sort issued by the U.S. Office of a bank or other savings institution domiciled in a foreign nation, or a foreign branch of a U.S.
savings institution, will be instruments or certificates payable in the United States and in U.S.
dollars (48).

7. All investments of the Fund which possess a readily-available market value will be valued either at their market value on the date of valuation, or at amortized cost if it approximates market value within the limits and constraints imposed by the U.S. Securities and Exchange Commission (49).

8. All investments of the Fund which lack a readily-available market will be valued according to specific, objective methods or procedures set forth in writing (50).

9. The investment manager of each portfolio or series of the Fund possesses substantial expertise and experience as an investment manager or advisor of a portfolio consisting of asset and investments of the same type as he or she will manage in regard to the portfolio or series. (If experience is less than three years, please provide resume of investment manager; note that in this case, the Company must provide notarized certifications that it has fully investigated and is satisfied with the qualifications, background, and expertise of the investment manager.) (52).

10. At no time during the past ten years have the managers of any portfolio or series resigned to avoid dismissal or been dismissed or requested to resign from any position involving investment duties, on account of violation of any law, rule or ethical standard relating to insurance, annuities, or securities (53).

11. The investment advisory agreements concerning the Fund's operations provide in substance that notwithstanding any other provisions of the agreement, it is understood and agreed that the Fund shall retain the ultimate responsibility for and control of all investments made pursuant to the agreement, and reserve the right to direct, approve or disapprove any action taken on its behalf by the investment advisor (54).

12. Every custodian holding securities or other assets of the Fund is an institution permitted to serve in such capacity by the Investment Company Act of 1940 and/or reviewed and approved for such purpose by the U.S. Securities and Exchange Commission (55).

13. The Fund refuses to employ in any material connection with the handling of assets of the Fund, any person who:

(a) In the last 10 years has been convicted of any felony or misdemeanor arising out of conduct involving embezzlement, fraudulent conversion, or misappropriation of funds or securities, or involving violations of Title 18, United States Code ss.ss.1341, 1342, or 1343 (58(a)).

(b) Within the last 10 years has been found by any-state regulatory authority to have violated, or has acknowledged violation of, any provision of any state insurance law involving fraud, deceit or knowing misrepresentation (59(b)).

(c) Within the last 10 years has been found by any federal or state regulatory authorities to have violated, or have acknowledged violation of, any provisions of federal or state securities laws involving fraud, deceit, or knowing misrepresentation (58(c)).

14. The Fund will make inquiries and attempt to determine that no persons, firms, or employees of firms which supply consulting, investment, administrative, custodial or other services affecting the administration of the Company's variable annuity business (including such services for the Fund), have been subject to the sanctions described in the preceding representation (59).

15. The Fund will seek to prevent its officers and Board members, and officers, directors and portfolio managers of the investment advisor, from receiving, directly or indirectly, any commission, or any other compensation with respect to the purchase or sale of assets of the Fund (61).

16. No officer, director, trustee, or member of any governing board or body of the Fund will receive directly or indirectly any commissions or any other compensation contingent upon the writing, issuance, sale, procurement of application for, or renewal, of any variable annuity contract (62).

17. All service agreements affecting the administration of the Fund allow the Fund to terminate such contracts without payment of any penalty, forfeiture, compulsory buyout amount, or performance of any other obligation which could deter termination (65).

18. All service agreements affecting the administration of the Fund afford the Fund a right to cancel the contract and discharge the servicing entity or person in the event such entity or person fails to perform in a satisfactory manner
(66).

19. All service agreements affecting the administration of the Fund provide that the Fund shall own and control all the pertinent records pertaining to its operations (67).

20. All service agreements affecting the administration of the Fund provide that the Fund shall have the right to inspect, audit and copy all records pertaining to performance of services under the agreement (68).

                                                        SCHEDULE D

                                                         Expenses
==============================================================
                                                                    RESPONSIBLE
              ITEM              FUNCTION                            PARTY
----------------------------------------------------------------------------
               PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION
---------------------------------------------------------------------------
MARKETING
         1.       Prospect          Printing
                  us
                             Supply copies of prospectus described in Parts 3.1
                                    and 3.3 in numbers equal to Transamerica's reasonable request.

                                    If requested by Transamerica in lieu thereof
                                    such  documentation  and other assistance as
                                    is reasonably  necessary for Transamerica to
                                    have the  prospectus  for the  Contracts and
                                    the prospectus for the Fund printed together
                                    in one document.
         2.       Initial
                  Sales             Distribution
                                    Printing
                                    Distribution
--------------------------------------------------------------
EXISTING OWNERS
         1.       Annual            Printing
                  Updates           Distribution
                                    Printing & Distribution
                         (a)      If required by Fund or Adviser or Distributor
         2.       Interim           (b)      If required by Transamerica
        Updates           (c)      If required by other participating insurance
                                             company (PIC)
-----------------------------------------------------------------------------
PROXY MATERIALS                     Printing and Distribution
OF THE FUND                         (a)      If required by law
                                    (b)      If required by Transamerica
                        (c)      If required by other participating insurance
                                            company

                         (d)      If required by Fund or Adviser or Distributor

PrintingDER
Distribution
---------------------------------------------------------------------------
OTHER                               Printing & Distribution
COMMUNICATIONS                      (a)      If required by law
WITH                                (b)      If required by Transamerica
SHAREHOLDERS OF           (c)      If required by other participating insurance
THE FUND                                     company

                         (d)      If required by Fund or Adviser or Distributor
----------------------------------------------------------------------------
OPERATIONS OF                All operations and related expenses, including the
FUND                       cost of registration and qualification of the Fund's
                                    shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, the preparation of all statements and notices required by any federal or state law and all taxes on the issuance or transfer of the Fund's shares, and all costs of management of the business affairs of the Fund

                                                        SCHEDULE E

                                                 Reports per Section 6.6

                  With regard to the reports relating to the quarterly testing of compliance with the requirement of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report [in a form to be attached] regarding the status under such sections of the Code of the Designated Portfolios, and if necessary, identification of any remedial action to be taken to remedy non-compliance.

                  With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) the year-end report [in a form to be attached] will be provided 45 days after the end of the calendar year, but prior thereto, the Fund will provide the additional interim and supplemental reports, described below.

                  The additional reports are as follows:

                  1. A report in the usual reporting format and content, as of November 30, of each future fiscal year. The report will be provided under cover of a letter from the Underwriter stating that the Fund is in full compliance with the requirements of Section 817(h) and Subchapter M of the Code. Assuming such satisfactory report, the Fund will not provide any additional interim reports. The report will be delivered by facsimile by the twentieth day of December.


2.In the alternative, if a problem, as defined below, is identified in the
  November report or its accompanying transmittal letter, additional interim reports, on a weekly basis, starting on the 15th of December and through the 30th of December, also will be supplied ("additional interim reports"). The additional interim reports will not follow the format of the regular reports, but will specifically address the problem identified in the November 30 report.
  If   any interim report, thereafter, memorialize the cure of the problem, subsequent additional reports will not be required.


                      With regard to delivery of the additional reports, they will be transmitted by facsimile on the next Business Day, subject to the following schedule of special dates: if the 15th of December is a Saturday, the required report date will be accelerated to the 14th of December; if the 15th of December is a Sunday, the report will be transmitted on the 16th of December.

3. A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

(a) Less than ninety-five percent of gross income is derived from sources of income specified in Section 851(b)(2);

(b) Twenty-five percent or greater gross income is derived from the sale or disposition of assets specified in Section 851(b)(3);

(c)      Fifty-five percent or less of the value of total assets consists of
 assets                     specified in Section 851(b)(4)(A); and

                           (d) Twenty percent or more of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in
                                    Section 851(b)(4)(B).

                                Exhibit (9)
                      Opinion and Consent of Counsel

August 19, 1997


Transamerica Life Insurance
   and Annuity Company
1150 South Olive Street
Los Angeles, California 90015

Gentlemen:

With reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by Transamerica Life Insurance and Annuity Company and its Separate Account VA-6 with the Securities and Exchange Commission covering certain variable annuity contracts, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examinations, it is my opinion that:

     1.) Transamerica Life Insurance and Annuity Company is duly organized and validly existing under the laws of the State of North Carolina.

     2.) The variable annuity contracts, when issued as contemplated by the said Form N-4 Registration Statement, as amended, will constitute legal, validly issued and binding obligations of Transamerica Life Insurance and Annuity Company.

I hereby consent to the filing of this opinion as an exhibit to the said Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement and to the reference to my name under the caption "Legal Matters" in the Prospectus contained in the said Pre-Effective Amendment No. 1. In giving this consent, I am not admitting that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,



James W. Dederer
Executive Vice President,
General Counsel and
Corporate Secretary

                              Exhibit (10)(a)
                            Consent of Counsel

Sutherland, Asbill & Brennan, L.L.P
1275 Pennsylvania Avenue, N.W.
Washington, D.C.  20004-2404
202-383-0126
fax: 202-637-3593

August 20, 1997



Board of Directors
Transamerica Life Insurance and Annuity Company
1150 South Olive
Los Angeles, CA  90015-2211

     Re:  Separate Account VA-6, Form N-4 Registration Statement, File No.
333-9745

Gentlemen:

     We hereby consent to the reference to our name under the caption "Legal Matters" in the prospectus contained in Pre-Effective Amendment No. 1 to the above-referenced registration statement. In giving this consent, we do not admit that we are in the category of entities whose consent is required by Section 7 of the Securities Act of 1933.

                   Sutherland, Asbill & Brennan, L.L.P.

                        By /s/ Frederick R. Bellamy

                               Exhibit 10(b)
                      Consent of Independent Auditors

                                Exhibit 15
                             Power of Attorney

                             POWER OF ATTORNEY



     The undersigned director of Transamerica Occidental Life Insurance Company, a California corporation (the "Company"), hereby constitutes and appoints Aldo Davanzo, James W. Dederer, Charles E. LeDoyen and David E. Gooding and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution to each, for his and on his behalf and in his name, place and stead, to execute and file any of the documents referred to below relating to registrations under the Securities Act of 1933 and under the Investment Company Act of 1940 with respect to any variable life insurance or annuity policies: registration statements on any form or forms under the Securities Act of 1933 and under the Investment Company Act of 1940, and any and all amendments and supplements thereto, with all exhibits and all instruments necessary or appropriate in connection therewith, each of said attorneys-in-fact and agents and his or their substitutes being empowered to act with or without the others or other, and to have full power and authority to do or cause to be done in the name and on behalf of the undersigned each and every act and thing requisite and necessary or appropriate with respect thereto to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may do or cause to be done by virtue thereof.

          IN WITNESS WHEREOF, the undersigned has hereunto set his hand, this 24th day of March, 1997.


                         T. Desmond Sugrue